

FORM 10-K

2025

NRG Board of Directors and Officers

(AS OF MARCH 15, 2026)

BOARD OF DIRECTORS

Lawrence S. Coben - Chief Executive Officer and Chair of the Board, NRG Energy, Inc.

E. Spencer Abraham - Chairman and Chief Executive Officer, The Abraham Group

Antonio Carrillo - President, Chief Executive Officer and Director, Arcosa, Inc.

Matthew Carter, Jr. - Former Chief Executive Officer, Intrado Life & Safety, Inc.

Heather Cox - President, Insights & Empowerment, Zelis Healthcare, Inc.

Elisabeth B. Donohue - Former Chief Executive Officer, Publicis Spine

Marwan Fawaz - Former Executive Advisor, Google and Alphabet

Sanjay Kapoor - Former Executive Vice President and Chief Financial Officer, Spirit AeroSystems, Inc.

Alex Pourbaix - Chair, Former President and Chief Executive Officer, Cenovus Energy

Alexandra Pruner - Senior Advisor, Perella Weinberg Partners

Marcie C. Zlotnik - Co-Founder, Former Chief Operating Officer and Chair, StarTex Power

OFFICERS

Lawrence S. Coben - Chief Executive Officer and Chair of the Board

Bruce Chung - Executive Vice President and Chief Financial Officer

Robert J. Gaudette - President

Brad Bentley - Executive Vice President, NRG Consumer

Brian Curci - Executive Vice President and General Counsel

Gin Kinney - Executive Vice President and Chief Administrative Officer

Dak Liyanearachchi - Executive Vice President and Chief Technology Officer

G. Alfred Spencer - Senior Vice President and Chief Accounting Officer

Stockholder information

STOCK TRANSFER AGENT AND REGISTRAR

Shareholder correspondence should be mailed to:

Computershare
P.O. BOX 43006
Providence, RI 02940-3006

STOCKHOLDER INQUIRIES

Overnight correspondence should be sent to:

Computershare
150 Royall St., Suite 101
Canton, MA 02021
1.866.214.2213

Email: shareholder@computershare.com

Online inquires: www-us.computershare.com/investor/Contact

Website: www.computershare.com/investor

Send certificates for transfer and address changes to:

Computershare
P.O. BOX 43006
Providence, RI 02940-3006

STOCK LISTING

NRG's common stock is listed on the New York Stock Exchange under the ticker symbol NRG.

FINANCIAL INFORMATION

NRG's Annual Report on Form 10-K, Proxy Statement and other SEC Filings are available at www.nrg.com under the Investors section.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year ended December 31, 2025.

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition period from _____ to _____ .

Commission file No. 001-15891

NRG Energy, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**41-1724239**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1301 McKinney Street, Houston, Texas	**77010**
(Address of principal executive offices)	*(Zip Code)*

(713) 537-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
Common Stock, par value $0.01	NRG	New York Stock Exchange
Common Stock, par value $0.01	NRG	NYSE Texas

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of the last business day of the most recently completed second fiscal quarter, the aggregate market value of the common stock of the registrant held by non-affiliates was approximately $26,643,647,974 based on the closing sale price of $160.58 as reported on the New York Stock Exchange.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date.

Class	Outstanding at January 31, 2026
Common Stock, par value $0.01 per share	214,677,543

Documents Incorporated by Reference:
Portions of the Registrant's definitive Proxy Statement relating to its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K

TABLE OF CONTENTS

Glossary of Terms

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

ACE	Affordable Clean Energy
Adjusted EBITDA	Adjusted earnings before interest, taxes, depreciation and amortization
AESO	Alberta Electric System Operator
ARO	Asset Retirement Obligation
ASC	The FASB Accounting Standards Codification, which the FASB established as the source of authoritative GAAP
ASR	Accelerated Share Repurchase
ASU	Accounting Standards Updates – updates to the ASC
AUC	Alberta Utilities Commission
BTU	British Thermal Unit
Business	NRG Business, which serves business customers
CAA	Clean Air Act
CAISO	California Independent System Operator
CAMT	15% Corporate Alternative Minimum Tax enacted by the IRA on August 16, 2022
CDD	Cooling Degree Day
Cedar Bayou 5	Cedar Bayou Unit 5 generation facility, a 689 MW natural gas-fueled combined cycle plant
CFTC	U.S. Commodity Futures Trading Commission
CO_2	Carbon Dioxide
CO_2e	Carbon Dioxide Equivalents
Company	NRG Energy, Inc.
CONE	Cost of New Entry
Convertible Senior Notes	NRG's unsecured 2.750% Convertible Senior Notes due 2048, which were redeemed on July 8, 2025
Cottonwood	Cottonwood Generating Station, a 1,139 MW natural gas-fueled plant. NRG leased and operated the plant through May 2025
CPP	Clean Power Plan
CPUC	California Public Utilities Commission
D.C. Circuit	U.S. Court of Appeals for the District of Columbia Circuit
DOJ	U.S. Department of Justice
DSI	Dry Sorbent Injection
DSU	Deferred Stock Unit
Dth	Dekatherms
Dual fuel customers	Customer that have both electricity and natural gas service with the Company
Economic gross margin	Sum of retail revenue, energy revenue, capacity revenue and other revenue, less cost of fuels, purchased energy and other cost of sales
EGU	Electric Generating Unit
ELG	Effluent Limitations Guidelines which are EPA regulations issued under the federal Clean Water Act
EPA	U.S. Environmental Protection Agency
EPC	Engineering, Procurement and Construction
ERCOT	Electric Reliability Council of Texas, the Independent System Operator and the regional reliability coordinator of the various electricity systems within Texas
ESPP	NRG Energy, Inc. Amended and Restated Employee Stock Purchase Plan
Exchange Act	The Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission

FGD	Flue gas desulfurization
FPA	Federal Power Act
FTRs	Financial Transmission Rights
GAAP	Generally accepted accounting principles in the United States
GHG	Greenhouse Gas
Green Mountain Energy	Green Mountain Energy Company
Greens Bayou 6	Greens Bayou Unit 6 generation facility, a 443 MW natural gas-fueled peaker plant
GW	Gigawatts
GWh	Gigawatt Hours
HDD	Heating Degree Day
Heat Rate	A measure of thermal efficiency computed by dividing the total BTU content of the fuel burned by the resulting kWhs generated. Heat Rates can be expressed as either gross or net Heat Rates, depending whether the electricity output measured is gross or net generation and is generally expressed as BTU per net kWh
Home	NRG Home, which serves residential customers
ICE	Intercontinental Exchange
IESO	Independent Electricity System Operator
IoT	Internet of Things
IRA	Inflation Reduction Act
ISO	Independent System Operator, also referred to as RTOs
ISO-NE	ISO New England Inc.
Ivanpah	Ivanpah Solar Electric Generation Station, a 385 MW solar thermal power plant located in California's Mojave Desert in which NRG owns 54.5% interest
kWh	Kilowatt-hours
LSEs	Load Serving Entities
LS Power	LS Power Equity Advisors, LLC
LSP Portfolio	The acquisition of a portfolio of natural gas and dual fuel generation and other assets from LS Power
LTIPs	Collectively, the NRG LTIP and the Vivint LTIP
MDth	Thousand Dekatherms
Midwest Generation	Midwest Generation, LLC
MISO	Midcontinent Independent System Operator, Inc.
MMBtu	Million British Thermal Units
MMDth	Million Dekatherms
MW	Megawatts
MWh	Saleable megawatt hour net of internal/parasitic load megawatt-hour
NAAQS	National Ambient Air Quality Standards
NEPOOL	New England Power Pool
NERC	North American Electric Reliability Corporation
NERC-CIP	North American Electric Reliability Corporation Critical Infrastructure Protection
Net Exposure	Counterparty credit exposure to NRG, net of collateral
Net Generation	The net amount of electricity produced, expressed in kWhs or MWhs, that is the total amount of electricity generated (gross) minus the amount of electricity used during generation
Net Revenue Rates	Sum of retail revenues less TDSP transportation charges
NIST	National Institute of Standards and Technology
Nodal	Nodal Exchange is a derivatives exchange
NOL	Net Operating Loss
NO_x	Nitrogen Oxides

NPNS	Normal Purchase Normal Sale
NRC	U.S. Nuclear Regulatory Commission
NRG	NRG Energy, Inc.
NRG LTIP	NRG Energy, Inc. Amended and Restated Long-Term Incentive Plan, as amended
NRG Receivables	NRG Receivables LLC, a wholly-owned indirect subsidiary of the Company
Nuclear Decommissioning Trust Fund	NRG's nuclear decommissioning trust fund assets, which were for the Company's portion of the decommissioning of the STP, units 1 & 2 through the sale of STP on November 1, 2023
NYISO	New York Independent System Operator
NYMEX	New York Mercantile Exchange
OCI/OCL	Other Comprehensive Income/(Loss)
OECD	Organization for Economic Cooperation and Development
Peaking	Units expected to satisfy demand requirements during the periods of greatest or peak load on the system
PG&E	PG&E Corporation (NYSE: PCG) and its primary operating subsidiary, Pacific Gas and Electric Company
PJM	PJM Interconnection, LLC
PM2.5	Particulate Matter that has a diameter of less than 2.5 micrometers
PPA	Power Purchase Agreement
PSU	Performance Stock Unit
PUCT	Public Utility Commission of Texas
RCRA	Resource Conservation and Recovery Act of 1976
Receivables Facility	NRG Receivables LLC, a bankruptcy remote, special purpose, wholly-owned indirect subsidiary of the Company's $2.3 billion accounts receivables securitization facility due 2026, which was last amended on June 20, 2025
Receivables Securitization Facilities	Collectively, the Receivables Facility and the Repurchase Facility
RECs	Renewable Energy Certificates
Renewable PPA	A third-party PPA entered into directly with a renewable generation facility for the offtake of the RECs or other similar environmental attributes generated by such facility, coupled with the associated power generated by that facility
Renewables	Consists of the following projects in which NRG has an ownership interest: Ivanpah and solar generating stations located at various NFL Stadiums
Renewables Platform	The renewable operating and development platform sold to Global Infrastructure Partners with NRG's interest in NRG Yield
Repurchase Facility	NRG's $150 million uncommitted repurchase facility related to the Receivables Facility due 2024, which was terminated on June 21, 2024
Revolving Credit Facility	The Company's $4.6 billion revolving credit facility due 2029, which was last amended on May 27, 2025
RGGI	Regional Greenhouse Gas Initiative
RMR	Reliability Must-Run
RPS	Renewable Portfolio Standards
RPSU	Relative Performance Stock Unit
RSU	Restricted Stock Unit
RTO	Regional Transmission Organization, also referred to as ISOs
SCR	Selective Catalytic Reduction Control System
SEC	U.S. Securities and Exchange Commission
Securities Act	The Securities Act of 1933, as amended
Senior Credit Facility	NRG's senior secured credit facility, comprised of the Revolving Credit Facility and the Term Loan B Facility

Senior Notes	As of December 31, 2025, NRG's $9.9 billion outstanding unsecured senior notes consisting of $821 million of 5.750% senior notes due 2028, $733 million of the 5.250% senior notes due 2029, $500 million of the 3.375% senior notes due 2029, $798 million of the 5.750% senior notes due 2029, $1.0 billion of the 3.625% senior notes due 2031, $480 million of the 3.875% senior notes due 2032, $925 million of the 6.000% senior notes due 2033, $950 million of the 6.250% senior notes due 2034, $1.3 billion of the 5.750% senior notes due 2034 and $2.4 billion of the 6.000% senior notes due 2036
Senior Secured First Lien Notes	As of December 31, 2025, NRG's $3.4 billion outstanding Senior Secured First Lien Notes consists of $900 million of the 2.450% Senior Secured First Lien Notes due 2027, $500 million of the 4.450% Senior Secured First Lien Notes due 2029, $625 million of the 4.734% Senior Secured First Lien Notes due 2030, $740 million of the 7.000% Senior Secured First Lien Notes due 2033 and $625 million of the 5.407% Senior Secured First Lien Notes due 2035
Series A Preferred Stock	As of December 31, 2025, NRG's Series A Preferred Stock consists of 650,000 outstanding shares of the 10.25% Series A Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, with a $1,000 liquidation preference per share
Services	NRG Services, which primarily includes the services businesses acquired in the Direct Energy acquisition
SO_2	Sulfur Dioxide
SOFR	Secured overnight financing rate
South Central Portfolio	NRG's South Central Portfolio, which owned and operated a portfolio of generation assets consisting of Bayou Cove, Big Cajun-I, Big Cajun-II, Cottonwood and Sterlington, was sold on February 4, 2019. NRG leased the Cottonwood facility through May 2025
S&P	Standard & Poor's
STP	South Texas Project — a nuclear generating facility located near Bay City, Texas in which NRG owned a 44% interest. NRG closed on the sale of its interest in STP on November 1, 2023
STPNOC	South Texas Project Nuclear Operating Company
TCJA	The Tax Cuts and Jobs Act of 2017
TDSP	Transmission/distribution service provider
TEF	Texas Energy Fund
Texas Generation Portfolio	The acquisition of a portfolio of power generation facilities and other assets from Rockland Capital, LLC
Texas Genco	Texas Genco LLC
T.H. Wharton	T.H. Wharton generation facility includes a 1,002 MW natural gas-fueled plant, which is currently operational, and an additional 415 MW natural gas-fueled peaker plant, which is currently under construction
TSR	Total Shareholder Return
TWh	Terawatt Hour
U.S.	United States of America
VaR	Value at Risk
VIE	Variable Interest Entity
Vivint LTIP	NRG Energy Inc., 2020 Omnibus Incentive Plan (Legacy Vivint) (formerly known as the Vivint Smart Home, Inc. Long-Term Incentive Plan), assumed by NRG pursuant to merger between NRG and Vivint
Winter Storm Uri	A major winter and ice storm that had widespread impacts across North America occurring in February 2021

PART I

Item 1 — Business

General

NRG Energy, Inc., or NRG or the Company, serves electricity, natural gas, and smart-home technology solutions to approximately 8 million residential customers (comprised of 6 million retail energy and 2 million smart home), in addition to large commercial and industrial, data center, and wholesale customers. Across North America, NRG is redefining customers' experience with energy under brand names such as NRG, Reliant, Direct Energy, Green Mountain Energy, and Vivint. As of December 31, 2025, the Company's core power and natural gas business consists of approximately 12 GW of competitive power generation, primarily in Texas, and a natural gas portfolio that serves approximately 1,900 MMDth annually.

NRG sold 154 TWhs of electricity and 1,857 MMDth of natural gas in 2025, making it one of the largest competitive energy retailers in the U.S. As of the end of 2025, NRG had recurring electricity and/or natural gas sales in 25 U.S. states, the District of Columbia, and 8 provinces in Canada, and Vivint Smart Home served customers in all 50 U.S. states and the District of Columbia. NRG's retail brands, collectively, have the largest share of competitively served residential electric customers in Texas and is a leading business-to-business provider of power and natural gas in North America.

On January 30, 2026, NRG completed the acquisition of the LSP Portfolio, pursuant to the Purchase and Sale Agreement (the "Purchase Agreement") dated as of May 12, 2025. The LSP Portfolio includes 18 natural gas-fired and dual fuel facilities totaling approximately 13 GW of capacity, located across nine states, as well as CPower, a leading demand response platform.

Strategy

NRG's strategy is to maximize shareholder value by delivering integrated energy and smart home solutions, supported by an owned generation fleet and a diversified supply strategy. The Company generates power and sells electricity and natural gas to residential, commercial, industrial, and wholesale customers in the markets it serves. The Company also provides smart home security and automation services that deepen customer relationships and support long-term engagement. NRG operates a customer-first platform that promotes reliability and affordability amid rapid transformation in the energy sector. The Company is advancing opportunities to meet growing demand, including from data centers, other large load customers, and electrification. This includes (i) demand response and virtual power plants ("VPP"), which help manage costs and improve affordability for customers, (ii) completing the Texas Development Projects, (iii) long-term, contract-backed generation and related infrastructure, supported by strategic partnerships with equipment manufacturers and engineering, procurement, and construction companies, and (iv) increasing capacity at existing facilities. The Company's differentiated model is built to meet North America's evolving needs while delivering affordable, reliable solutions for customers and long-term growth for shareholders. This strategy is intended to generate recurring cash flow, strengthen earnings and cost competitiveness, and reduce risk and volatility.

To effectuate the Company's strategy, NRG is focused on: (i) serving the energy needs of residential, commercial and industrial, and wholesale counterparties in competitive markets and optimizing on additional revenue opportunities through its multiple brands and channels; (ii) offering a variety of energy products and smart home products and services that are differentiated by innovative, value-additive features, premium service, integrated platforms, sustainability, loyalty/affinity programs, and affordability; (iii) excellence in operating performance of its assets; (iv) achieving the optimal mix of supply to serve its customer load requirements through a diversified supply strategy, including expanding its operational capacity to meet growing retail power supply needs; and (v) engaging in disciplined and transparent capital allocation.

Business Overview

The Company's core businesses are the sale of electricity and natural gas to residential, commercial and industrial and wholesale customers, supported by the Company's wholesale electric generation, as well as the sale of smart home products and services. NRG manages its electricity and natural gas operations based on the combined results of the retail, wholesale and generation businesses with a geographical focus. Vivint Smart Home operations are reported within the Vivint Smart Home segment.

The Company's business is segmented as follows:

- Texas, which includes all activity related to customer, plant and market operations in Texas;
- East, which includes all activity related to customer, plant and market operations in the East;
- West/Other, which primarily includes the following assets and activities: (i) all activity related to customer, plant and market operations in the West and Canada, and (ii) other investments;
- Vivint Smart Home; and
- Corporate activities.

In Texas, the Company's generation supply is fully integrated with its retail load. This integrated model provides the advantage of being able to supply a portion of the Company's retail customers with electricity from the Company's assets, which reduces the need to sell electricity to, and buy electricity from, other institutions and intermediaries, resulting in more stable earnings and cash flows, lower transaction costs and less credit exposure. The integrated model also results in a reduction in actual and contingent collateral through offsetting transactions, thereby reducing transactions with third parties.

The integrated model consists of three core functions in each geographic segment above: Customer Operations, Market Operations and Plant Operations.

Customer Operations

Customer Operations is responsible for growing and retaining the customer base and delivering an outstanding customer experience. This includes acquisition and retention of all of NRG's residential, small commercial, commercial and industrial, data centers and government customers. NRG employs a multi-brand strategy that leverages a wide array of sales and partnership channels, direct face-to-face sales channels, call centers, websites, and brokers. Go-to-market activities include market strategy planning and development, product innovation, offer design, campaign execution, marketing and creative services, and selling. Customer portfolio maintenance and retention activities include fulfillment, billing, payment processing, collections, customer service, issue resolution, and contract renewals. NRG provides energy and related services at either fixed, indexed or month-to-month prices. Home customers typically contract for terms ranging from one month to five years, while Business customers typically contract for terms ranging from one year to five years in length and extended contractual terms are available. Throughout all Customer Operations activities, the customer experience is kept at the forefront to inform decision-making and optimize retention, while creating supporters and advocates for NRG's brands in the market. Customer Operations primarily comprises two end-use customer facing teams: NRG Home, which serves residential customers, and NRG Business, which serves business customers.

Product Offerings

NRG sells a variety of products and services to residential and small commercial customers, in a wide variety of sales channels, including retail electricity, energy management, demand response and/or virtual power plant programs, natural gas, and carbon offsets. Home customers make purchase decisions based on a variety of factors, including price, incentive, customer service, brand, innovative offers/features and referrals from friends and family. Through its broad range of service offerings and value propositions, NRG seeks to attract, retain, and increase the value of its customer relationships by enhancing affordability. NRG's brands are recognized for exemplary customer service, innovative smart energy and environmentally-friendly solutions.

The Company provides power and natural gas, as well as retail services, to large business and commercial and industrial customers in North America. These solutions include system power, natural gas, demand response, distributed and backup generation, energy storage, energy management, renewable and low-carbon products and carbon management, energy efficiency, and bring your own power ("BYOP") arrangements for large loads.

Market Operations

Market Operations has two primary objectives: to supply energy to customers in the most cost-efficient manner and to maximize the value of the Company's assets in satisfying its customer load requirements. These objectives are intended to reduce supply costs and maximize earnings with predictable cash flows.

Power and natural gas are the two main commercial groups within Market Operations.

Power

The power commercial group is responsible for end-use electricity supply including power plant optimization and certain fuel supply. To meet the market operations objectives, NRG enters into supply, power and gas hedging agreements via a wide range of products and contracts, including (i) physical and financial commodity instruments, (ii) fuel supply and transportation contracts, and (iii) capacity and other contracted revenue or supply sources, as further discussed below.

In addition, because changes in power prices in the markets where NRG operates are generally correlated to changes in natural gas prices, NRG uses hedging strategies that may include power and natural gas forward purchases and sales contracts to manage commodity price risk.

Physical and Financial Commodity Instruments

NRG trades power, natural gas, environmental, weather and other physical and financial commodity related products, including forwards, futures, options and swaps. NRG enters into these instruments primarily to manage price and delivery risk, optimize physical and contractual assets in the portfolio, manage working capital requirements, reduce the carbon exposure in its business and comply with laws and regulations.

Fuel Supply and Transportation Contracts

NRG's fuel requirements consist of various forms of fossil fuel. The prices of fossil fuels can be volatile. The Company obtains its fossil fuels from multiple suppliers and through multiple transporters. Although availability is generally not an issue, localized shortages, transportation availability, delays arising from extreme weather conditions and supplier financial stability issues can and do occur. The preceding factors related to the sources and availability of raw materials are fairly uniform across the Company's business and fuel products used. NRG's primary fuel requirements consist of the following:

Natural Gas — NRG operates a fleet of mid-merit and peaking natural gas plants. Fuel needs are managed by the natural gas commercial group, generally on a spot basis, as the Company does not believe it is prudent to forward purchase natural gas for these types of units as the dispatch is highly unpredictable. Natural gas storage and transportation contracts are utilized to reduce daily volatility.

Coal — NRG actively manages its coal requirements based on forecasted generation, market volatility and its inventory on site. The Company believes it is adequately hedged, using forward coal supply agreements, for its domestic coal consumption for 2026. As of December 31, 2025, NRG had purchased forward contracts to provide fuel for the Company's expected requirements for 2026. For the domestic fleet, NRG purchased approximately 15 million tons of coal in 2025, all of which was Powder River Basin coal. For fuel transport, NRG has entered into various rail transportation and rail car lease agreements with varying tenures, which will provide for the Company's transportation requirements of Powder River Basin coal for the next four years.

Capacity and Other Contracted Revenue or Supply Sources

NRG's revenues and/or cash flows, primarily in the East and West, benefit from capacity/demand payments and other contracted revenue sources, originating from market clearing capacity prices, tolling arrangements and other long-term contractual arrangements.

Natural Gas

The natural gas commercial group is responsible for costing, logistics and supply for all of NRG's residential, commercial and industrial, and wholesale customers. NRG has contractual rights to natural gas transportation and storage assets across its footprint that allow for optimal supply economics in support of its various businesses. NRG's diversified load coupled with this asset portfolio enables the Company to deliver supply economically while providing incremental optimization activities when market conditions allow. The scale of the natural gas operation extends from the wellhead (through its producer services business) to end use customers (through NRG's various sales channels). This scale, coupled with the Company's associated assets, gas system platform and people, create significant value across North America.

Plant Operations

As of December 31, 2025, the Company owns a diversified wholesale generation portfolio with approximately 12 GW of fossil fuel, and renewable generation capacity at 23 plants. The Company's wholesale generation assets are diversified by fuel-type and dispatch level, which helps mitigate the risks associated with fuel price volatility and market demand cycles. NRG continually evaluates its generation portfolio to focus on asset optimization opportunities and the locational value of its generation assets in each of the markets where the Company participates, as well as opportunities for the development of new generation.

The following table summarizes NRG's generation portfolio as of December 31, 2025:

Type	(In MW)[a]			
	Texas	East	West/Other[b]	Total
Natural gas	5,069	80	113	5,262
Coal	4,202	1,538	605	6,345
Oil	—	455	—	455
Utility Scale Solar	—	—	214	214
Total generation capacity	9,271	2,073	932	12,276

(a) Utility Scale Solar is described in MW on an alternating current basis. MW figures provided represent nominal summer net MW capacity of power generated as adjusted for the Company's owned interest

(b) Includes proportionate share of equity owned investments

Plant Operations is responsible for operating the Company's generation facilities at high standards of safety and regulatory compliance, and includes (i) operations and maintenance, (ii) asset management, and (iii) development, engineering and construction.

Operations & Maintenance

NRG operates and maintains its generation portfolio, as well as approximately 6,200 MW of additional coal, natural gas and wind generation capacity at 13 plants operated on behalf of third parties as of December 31, 2025 using prudent industry practices that are designed for the safe, reliable and economic generation of electricity in compliance with all local, state and federal requirements applicable to NRG's operations. The Company upholds consistent operating requirements supported by strict compliance with safety, environmental and regulatory standards, comprehensive training, disciplined use of procedures and checklists, and a commitment to continuous improvement.

NRG uses industry leading maintenance practices for preventive, predictive and corrective maintenance planning. The Company's strategic planning process evaluates equipment condition, performance, and obsolescence to support the development of a comprehensive work scope and schedule for long-term performance.

Asset Management

NRG manages all aspects of its generation portfolio to optimize the lifecycle value of the assets, consistent with the Company's goals. The Company evaluates capital projects required for continued operation and strategic enhancement of the assets, provides quality assurance on capital outlays, and assesses the impact of rules, regulations, and laws on business profitability. In addition, the Company manages its long-term contracts and real estate holdings and provides management services.

Development, Engineering & Construction

NRG develops, engineers and executes major plant projects as well as "new build" generation, uprates, and energy storage projects that enhance the value of its generation portfolio and provide options to meet generation growth needs (including BYOP arrangements for data centers and other large load customers). These projects have included natural gas-fired generation development and construction, coal to gas conversions, grid scale energy storage development, grid scale renewable construction, and asset demolition, remediation and reclamation work.

Texas Development Projects — During 2025, NRG advanced progress on three new generation projects aimed at expanding its operational capacity to meet growing retail power supply needs in the ERCOT wholesale electric market. The projects include a 415 MW peaker plant at T.H. Wharton, expected to be operational in June 2026, plus a 689 MW combined cycle generating facility at Cedar Bayou 5, and a 443 MW peaker plant at Greens Bayou 6, both of which are expected to be operational in mid-2028. The addition of these Texas projects, financed by the TEF, strategically align with NRG's commitment to meet the growing energy needs of its customers.

Vivint Smart Home

Vivint Smart Home is a leading smart home platform that provides customers with technology, products and services to create a smarter and safer home. A smart home has multiple devices integrated into a single expandable platform that incorporates artificial intelligence ("AI") and machine-learning in its operating system, which allows customers to interact with and manage their home from anywhere via the Vivint app on their smart device. Vivint Smart Home provides a customized solution for the home using integrated smart cameras (indoor, outdoor and doorbell), locks, lights, thermostats, garage door controls and a host of other safety and security sensors. NRG combines these solutions with energy products to unlock value at the intersection of energy and smart home, scale the Company's residential VPP, and give customers a tool to manage and lower their energy costs.

Vivint Smart Home provides a fully integrated solution for consumers, including hardware, software, sales, installation by trained and experienced in-home service professionals, customer service, technical support and professional monitoring. This seamless integration of high-quality products and services resulted in an average customer lifetime of approximately nine years as of December 31, 2025. The Company believes its ability to offer related or adjacent products and services that leverage the existing smart home platform, such as its energy services and home protection products, can extend the average customer lifetime and increase the lifetime value of customers. As of December 31, 2025, Vivint Smart Home's cloud-based home platform supported more than 37 million connected in-home devices, representing an average of approximately 16 devices per household.

Operational Statistics

The following statistics represent the Company's retail load and customer count:

	Year ended December 31,		
	2025	**2024**	**2023**
Sales volumes - Electricity *(in GWh)*			
Home - Texas	38,817	39,353	40,032
Home - East	15,408	15,229	12,838
Home - West/Other	2,542	2,355	2,243
Business - Texas	39,278	40,274	40,250
Business - East	45,342	46,724	46,438
Business - West/Other	12,613	10,513	10,393
Total Load	154,000	154,448	152,194
Sales volumes - Natural gas *(in MDth)*			
Home - East	51,028	49,927	49,990
Home - West/Other	73,926	75,898	75,150
Business - East	1,549,286	1,525,094	1,587,052
Business - West/Other	182,581	181,972	179,888
Total Load	1,856,821	1,832,891	1,892,080
Customer count - Electricity customers[a][b] *(in thousands)*			
Home - Texas			
Average retail	2,899	2,940	2,878
Ending retail	2,860	2,909	2,928
Home - East			
Average retail	1,816	1,777	1,466
Ending retail	1,803	1,807	1,752
Home - West/Other			
Average retail	312	324	324
Ending retail	325	301	336
Customer count - Natural gas customers[b] *(in thousands)*			
Home - East			
Average retail	343	388	390
Ending retail	319	384	385
Home - West/Other			
Average retail	338	353	381
Ending retail	325	347	358
Total Customer count *(in thousands)*			
Average retail - Home - Electricity and Natural gas	5,708	5,782	5,439
Average - Vivint Smart Home[c]	2,327	2,171	2,077
Ending retail - Home - Electricity and Natural gas	5,632	5,748	5,759
Ending - Vivint Smart Home[c][d]	2,419	2,226	2,111
Total Ending retail and Vivint Smart Home	8,051	7,974	7,870

(a) Home customer count includes recurring residential customers, and community choice

(b) Dual fuel customers are included within electricity customer counts only

(c) Vivint Smart Home includes customers that also purchase other NRG products such as electricity

(d) Vivint Smart Home includes Home Protection (non-Vivint) customers of 67 thousand, 72 thousand and 68 thousand as of December 31, 2025, 2024 and 2023, respectively

The tables below present these performance metrics for the Company's generation portfolio, including leased facilities, for the years ended December 31, 2025 and 2024:

| | | | Year Ended December 31, 2025 | | |
| | | | Fossil Plants [a][b] | | |
	Net Owned Capacity (MW)[a]	Net Generation (In thousands of MWh) [a][b]	Annual Equivalent Availability Factor	Average Net Heat Rate BTU/kWh	Net Capacity Factor
Texas	9,271	28,728	70.0 %	11,087	34.8 %
East	2,073	3,722	61.0 %	13,237	19.9 %
West/Other	4	2,118	59.5 %	7,443	49.1 %

(a)   Excludes equity method investments. Includes the Texas Generation Portfolio, acquired as of April 10, 2025
(b)   Includes Cottonwood until the lease ended in May 2025, and Indian River 4 until retirement in February 2025

| | | | Year Ended December 31, 2024 | | |
| | | | Fossil Plants [a] | | |
	Net Owned Capacity (MW)	Net Generation (In thousands of MWh) [a]	Annual Equivalent Availability Factor	Average Net Heat Rate BTU/kWh	Net Capacity Factor
Texas	8,527	23,350	70.8 %	11,337	30.1 %
East	2,483	2,372	78.4 %	13,956	10.9 %
West/Other	1,143	5,977	70.2 %	7,498	57.6 %

(a)   Excludes equity method investments

The following are industry statistics for the Company's fossil plants, as defined by the NERC:

Annual Equivalent Availability Factor, or EAF — Measures the percentage of maximum generation available over time as the fraction of net maximum generation that could be provided over a defined period of time after all types of outages and deratings, including seasonal deratings, are taken into account.

Net Heat Rate — The net heat rate represents the total amount of fuel in BTU required to generate one net kWh provided.

Net Capacity Factor — The net amount of electricity that a generating unit produces over a period of time divided by the net amount of electricity it could have produced if it had run at full power over that time period. The net amount of electricity produced is the total amount of electricity generated minus the amount of electricity used during generation by the station.

The generation performance by region for the three years ended December 31, 2025, 2024 and 2023 is shown below:

| | Net Generation | | |
(In thousands of MWh)	2025	2024	2023
Texas			
Coal	21,184	15,433	15,576
Gas	7,544	7,917	7,333
Nuclear [a]	—	—	7,867
Total Texas	28,728	23,350	30,776
East			
Coal	3,701	2,369	1,328
Oil	14	2	3
Gas	7	1	685
Total East	3,722	2,372	2,016
West/Other			
Gas[b]	2,114	5,974	5,899
Renewables	4	3	4
Total West/Other	2,118	5,977	5,903
Total generation performance	34,568	31,699	38,695

(a)   Reflects the Company's undivided interest in total MWh generated by STP. The Company sold its interest in STP on November 1, 2023
(b)   Cottonwood lease ended in May 2025

Competition

While there has been consolidation in the competitive retail energy space over the past few years, there is still considerable competition for customers. In Texas, there is healthy competition in deregulated areas and customers can choose providers based on the most appealing offers. Outside of Texas, electricity and natural gas retailers compete with the incumbent utilities, in addition to other retail electric and natural gas providers, which can inhibit competition depending on the market rules of the state. There is a high degree of fragmentation, with both large and small competitors offering a range of value propositions, including value, rewards, and sustainability-based offerings. The wholesale natural gas business is highly competitive, as marketers compete to buy and sell large volumes of natural gas with customers such as utilities, producers, and power generators, while also competing for limited transportation and storage assets needed to manage these volumes.

Wholesale generation is highly fragmented and diverse in terms of industry structure by region. As such, there is wide variation in the capabilities, resources, nature and identities of the Company's competitors depending on the market. Competitors include regulated utilities, municipalities, cooperatives, other independent power producers, and power marketers or trading companies, including those owned by financial institutions.

The smart home market is an expanding global opportunity and is in the early stages of broad consumer adoption. It is highly competitive and fragmented. Major competitors range from large-cap technology companies seeking to expand their core market opportunity who predominantly offer do-it-yourself devices that put a large burden on homeowners to self-install and support many devices, to security-based providers, as well as industrial and telecommunications companies that offer connected home experiences. Vivint Smart Home provides the full smart home experience, with an end-to-end solution that includes a wide range of unique capabilities and use cases. Currently, the vast majority of competitors do not offer comprehensive smart home solutions and accompanying services.

Seasonality and Price Volatility

The sale of power and natural gas to retail customers are seasonal businesses with the demand for power generally peaking during the summer, and the demand for natural gas generally peaking during the winter. As a result, net working capital requirements for the Company's retail operations generally increase during summer and winter months along with the higher revenues, and then decline during off-peak months. Weather may impact operating results and extreme weather conditions could have a material impact. The rates charged to retail customers may be impacted by fluctuations in total power prices and market dynamics, such as the price of natural gas, transmission constraints, competitor actions, and changes in market heat rates.

Annual and quarterly operating results of the Company's generation portfolio can be significantly affected by weather and energy commodity price volatility. Significant other events, such as the demand for natural gas, interruptions in fuel supply infrastructure and relative levels of hydroelectric capacity can increase seasonal fuel and power price volatility. The preceding factors related to seasonality and price volatility are fairly uniform across the regions in which the Company operates.

Market Framework

NRG sells electricity, natural gas and related products and services, and smart home products and services to customers throughout the U.S. and Canada. In most of the states and regions that have introduced retail consumer choice, NRG competitively offers electricity, natural gas and other value-enhancing services to customers. Each retail consumer choice state or province establishes its own retail competition laws and regulations, and the specific operational, licensing, and compliance requirements vary by state or province. Regulated terms and conditions of default service, as well as any movement to replace default service with competitive services, as is done in ERCOT, can affect customer participation in retail competition. In Canada, NRG sells energy and related services to residential and commercial customers in the province of Alberta pursuant both to a regulated rate service governed by provincial regulations as well as a competitive service with rates set by market forces. Sales of energy to commercial customers take place in other provinces as well. The attractiveness of NRG's retail offerings may be impacted by the rules, regulations, market structure and communication requirements from public utility commissions in each state and province.

NRG's fleet of power plants which it owns, operates or manages are located in organized energy markets, known as RTOs or ISOs. Each organized market administers day-ahead and real-time centralized bid-based energy and ancillary services markets pursuant to tariffs approved by FERC, or in the case of ERCOT, market rules approved by the PUCT. These tariffs and rules dictate how the energy markets operate, how market participants make bilateral sales with one another and how entities with market-based rates are compensated. Established prices reflect the value of energy at the specific location and time it is delivered, which is known as the Locational Marginal Price. Each market is subject to market mitigation measures designed to limit the exercise of locational market power. These market structures facilitate NRG's sale of power and capacity products at market-based rates.

Other than ERCOT and AESO, each of the ISO regions also operates a capacity or resource adequacy market that provides an opportunity for generating and demand response resources to earn revenues to offset their fixed costs that are not recovered in the energy and ancillary services markets. The ISOs are also responsible for transmission planning and operations.

Texas

NRG's business in Texas is subject to standards and regulations adopted by the PUCT and ERCOT, including the requirement for retailers to be certified by the PUCT in order to contract with end-users to sell electricity. The ERCOT market is one of the nation's largest and, historically, fastest growing power markets. ERCOT is an energy-only market. The majority of the retail load in the ERCOT market region is served by competitive retail suppliers, except certain areas that have not opted into competitive consumer choice and are served by municipal utilities and electric cooperatives.

East

While most of the states in the East region of the U.S. have introduced some level of retail consumer choice for electricity and/or natural gas, the incumbent utilities currently provide default service in most of the states and as a result typically serve the majority of residential customers. NRG's retail activities in the East include both direct sales to end-use customers as well as sales through municipal aggregations, both of which are subject to standards and regulations adopted by the ISOs, state public utility commissions and legislators, including the requirement for retailers to be certified in each state in order to contract with end-users to sell electricity.

Power plants owned, operated or managed by NRG and NRG's demand response assets located in the East region of the U.S. are within the control areas of PJM, NYISO, ISO-NE and MISO. Each of the market regions in the East region provides for robust competition in the day-ahead and real-time energy and ancillary services markets. Additionally, the assets in the East region receive a significant portion of their revenues from capacity markets. PJM and ISO-NE use a forward capacity auction, while NYISO uses three primary types of capacity auctions: strip auctions held twice a year for six-month terms, monthly auctions held before each month and spot market auctions held days before the start of each month. MISO has an annual auction. Capacity market prices are sensitive to design parameters, as well as additions of new capacity. PJM and ISO-NE operate a pay-for-performance model where capacity payments are modified based on real-time generator performance during certain system conditions. In such markets, NRG's actual capacity revenues will be the combination of cleared auction prices times the quantity of MW cleared, plus the net of any over-performance "bonus payments" and any under-performance charges. Additionally, bidding rules allow for the incorporation of a risk premium into generator bids.

West

In the West region of the U.S., NRG is an LSE and sells electricity at retail in California's Direct Access marketplace, as well as through community choice aggregations in the state. Additionally, NRG sells natural gas as both a retail supplier and wholesaler principally in California. NRG also owns equity interests in, operates, or manages power plants located entirely within the CAISO footprint. The CAISO operates day-ahead and real-time locational markets for energy and ancillary services, while managing congestion primarily through nodal prices. The CAISO system facilitates NRG's sale and purchase of power, ancillary services and capacity products at market-based rates, either within the CAISO's centralized energy and ancillary service markets or bilaterally. The CPUC also determines capacity requirements for LSEs and for specified local areas utilizing inputs from the CAISO. Both the CAISO and CPUC rules require LSEs to contract with sufficient generation resources in order to maintain minimum levels of generation within defined local areas. Additionally, the CAISO has independent authority to contract with needed resources under certain circumstances, typically either when LSEs have failed to procure sufficient resources, or system conditions change unexpectedly.

Canada

In Canada, NRG sells to residential and commercial retail customers in Alberta, within the AESO footprint, under both regulated rates approved by the AUC as well as through competitive service. The Company's regulated rates are approved through periodic rate applications that establish rates for power and gas sales as well as for recovery of other costs associated with operating the regulated business. In addition, the Company sells energy to commercial customers in other provinces. All sales and operations are subject to applicable federal and provincial laws and regulations.

Vivint Smart Home

Vivint Smart Home operates in all states throughout the U.S. that regulate in some manner the sale, installation, servicing, monitoring or maintenance of smart home and electronic security systems. Vivint Smart Home and its sales representatives are typically required to obtain and maintain licenses, certifications or similar permits from governmental entities as a condition to engaging in the smart home and security service business. Vivint Smart Home is subject to federal and state laws related to consumer financing which may include rules related to fees and charges, disclosures and regulation of the party extending consumer credit.

Energy Regulatory Matters

As participants in wholesale and retail energy markets and owners and operators of power plants, certain NRG entities are subject to regulation by various federal and state government agencies. These include the CFTC, FERC and the PUCT, as well as other public utility commissions in certain states where NRG's generation or distributed generation assets are located. In addition, NRG is subject to the market rules, procedures and protocols of the various ISO and RTO markets in which it participates. Likewise, certain NRG entities participating in the retail markets are subject to rules and regulations established by the states and provinces in which NRG entities are licensed to sell at retail. NRG must also comply with the mandatory reliability requirements imposed by NERC and the regional reliability entities in the regions where NRG operates.

NRG's operations within the ERCOT footprint are not subject to rate regulation by FERC, as they are deemed to operate solely within the ERCOT market and not in interstate commerce. These operations are subject to regulation by the PUCT.

State and Provincial Energy Regulation

Maryland Legislation — On May 9, 2024, Maryland Governor Wes Moore signed Senate Bill ("SB") 1 into law, which restricts the competitive retail electric and natural gas market in Maryland, affecting residential customers but not commercial and industrial customers. Key provisions of the law took effect on January 1, 2025. The legislation imposes a price cap on residential contracts tied to a trailing 12-month historical average of utility rates, with only a limited exception for renewable power products. Renewable products must now have their price pre-approved by the Maryland Public Service Commission and source their renewable electricity certificates from within the PJM region. The law also requires that any variable-price contract not contain a change in price more than once a year, except time-of-use contracts, and limits contract terms to 12 months. It requires affirmative consent for the renewal of customer contracts for renewable power products. The law also imposes licensing requirements on energy salespeople. While the law states that it does not impair existing contracts, the Maryland Public Service Commission has ruled that grandfathering of existing contracts will end as of December 31, 2025, and that suppliers must issue separate bills for their charges for all new and renewing contracts as of January 1, 2026. On October 1, 2024, Green Mountain Energy Company, NRG's renewable electricity provider, along with a retail trade association to which NRG belongs, filed a lawsuit in federal court challenging the constitutionality of SB 1. On November 18, 2024, the trial court denied the plaintiffs' motion for a preliminary injunction. The plaintiffs, including Green Mountain, filed an appeal to this denial in the Court of Appeals for the Fourth Circuit and oral argument occurred on October 24, 2025. The appeal is pending.

Regional Regulatory Developments

NRG is affected by rule/tariff changes that occur in the ISO regions. For further discussion on regulatory developments, see Item 15 — Note 23, *Regulatory Matters,* to the Consolidated Financial Statements.

ERCOT/PUCT

PUCT's Actions with Respect to Wholesale Pricing and Market Design — The PUCT continues to analyze and implement multiple options for promoting increased reliability in the wholesale electric market, including the adoption of a reliability standard for resource adequacy and market-based mechanisms to achieve this standard. The Commission adopted a reliability standard that became effective in September 2024.

In 2023, the Texas Legislature authorized implementation of the Performance Credit Mechanism ("PCM"), which will measure real-time contribution to system reliability and provide compensation for resources to be available, subject to certain "guardrails" such as an absolute annual net cost cap, as part of its adoption of the PUCT Sunset Bill (House Bill 1500). In December 2024, the PUCT decided to shelve implementation of the PCM indefinitely. The Texas Legislature also directed the PUCT to implement a new ancillary service called Dispatchable Reliability Reserve Service ("DRRS") to further increase ERCOT's capability to manage net load variability and firming requirements for new generation resources which penalize poor performance during periods of low grid reserves. In November 2025, ERCOT published an updated design proposal for DRRS that includes the ability for the PUCT to configure it to support resource adequacy through stronger financial incentives for dispatchable thermal generation. The PUCT will evaluate the final design of DRRS as part of the review of the reliability standard in 2026. The PUCT adopted a final rule to implement the firming requirement in December 2025, which requires new generation resources with signed interconnection agreements on or after January 1, 2027, to acquire additional capacity to meet a minimum requirement during low reserve hours on the ERCOT system.

Texas Energy Fund — Through SB 2627, the Texas Legislature created the TEF, to provide grants and low-interest loans (3%) to incentivize the development of more dispatchable generation and smaller backup generation in ERCOT. The PUCT also adopted a rule for the completion bonus grant program in April 2024, which provides for opportunities for grants of $120,000 per MW for dispatchable generation projects interconnected before June 1, 2026, or $80,000 per MW for dispatchable generation projects interconnected on or after June 1, 2026 but before June 1, 2029, subject to performance requirements. The 89th Texas Legislature passed SB 2268, which separated the 10,000 MW collective cap on the ERCOT loan and grant programs resulting in a 10,000 MW cap for the loan program and a separate 10,000 MW cap for the completion bonus grant program.

NRG, through its subsidiaries, filed and received approval from the PUCT for loan proceeds for three separate projects, totaling more than 1,500 MWs of capacity. Specifically, on July 31, 2025, the Company entered into a $216 million loan agreement with the PUCT under the TEF (the "First TEF Loan") to support the development of T.H. Wharton, a 415 MW facility. On December 12, 2025, the PUCT approved the notice of eligibility for the completion bonus grant for T.H. Wharton. On September 26, 2025, the Company entered into a $562 million loan agreement with the PUCT under the TEF (the "Second TEF Loan") to support the development of Cedar Bayou 5, a 689 MW facility. Lastly, on November 20, 2025, the Company entered into a $370 million loan agreement with the PUCT under the TEF (the "Third TEF Loan") to support the development of Greens Bayou 6, a 443 MW facility. All three projects are currently under construction.

Real-time Co-optimization of Energy and Ancillary Services plus Batteries ("RTC+B") — On December 5, 2025, ERCOT implemented its multi-year project to upgrade its systems to co-optimize the dispatch of energy and ancillary services in real-time. The RTC+B project replaced the Operating Reserve Demand Curve with demand curves for each ancillary service product which will act as the primary scarcity pricing mechanism when energy or ancillary services are in shortage.

Senate Bill 6 — On June 20, 2025, the Governor of Texas signed SB 6 into law, which includes various provisions that concern how both ERCOT, transmission and distribution utilities, and power generation companies plan for and serve large loads (defined as 75 MWs and above) in the ERCOT market. SB 6 improves load forecasting accuracy by requiring criteria for inclusion into the forecast and by requiring financial commitments upon a request for a large load customer seeking interconnection to begin engineering studies. In addition, SB 6 includes processes by which large loads should be required or incentivized to curtail their operations. At the same time, SB 6 establishes a PUCT regulatory procedure to minimize potential reliability and stranded-cost impacts that may be associated with new large load co-locations with power generators that were interconnected to ERCOT and operating as stand-alone generators as of September 1, 2025. Generators connected to the grid after this date are exempt from this procedure. Finally, SB 6 requires the PUCT to investigate revising the cost allocation and rate design that governs the ERCOT transmission system. The PUCT rulemaking process for these components of SB 6 is in progress.

PJM

Capacity Market Litigation and Reforms — On September 27, 2024, various public interest organizations filed a complaint at FERC against PJM seeking changes to the treatment of RMRs in the capacity market. On November 18, 2024, various state consumer advocates filed a complaint at FERC against PJM seeking revisions to several aspects of PJM's capacity market, including requiring resources previously subject to categorical exemptions to participate in capacity auctions, longer notice periods for deactivating generating resources, and several other changes. On December 9, 2024, PJM submitted a filing at FERC proposing various capacity market updates regarding the treatment of qualifying resources that are retained under RMR agreements as capacity, retention of a dual-fuel fired combustion turbine plant as the reference resource, and updates to the Non-Performance Charge based on the RTO Net CONE for the 2026/2027 and 2027/2028 delivery years. On February 14, 2025, FERC approved PJM's filings. One party filed a request for rehearing, and on August 8, 2025, FERC issued an order denying the rehearing request.

On December 13, 2024, PJM filed tariff changes to add provisions enabling a one-time reliability-based expansion of the eligibility criteria for PJM's interconnection process intended to allow a limited number of additional resources to participate in an upcoming interconnection queue. On February 11, 2025, FERC approved PJM's filing. Multiple parties filed requests for rehearing, and on July 28, 2025, FERC issued an order denying the rehearing requests.

On December 20, 2024, PJM submitted tariff changes that propose to require all Existing Generation Capacity Resources to offer into the capacity auctions beginning with the 2026/2027 delivery year as well as certain enhancements to the Market Seller Offer Cap. On February 20, 2025, FERC approved PJM's filing. Multiple parties filed requests for rehearing and on June 26, 2025, FERC issued an order denying the rehearing requests.

On February 20, 2025, PJM submitted proposed revisions to its tariff to establish a price cap and a price floor for the auctions for 2026/2027 and 2027/2028 delivery years. Two parties filed requests for rehearing, and on September 30, 2025, FERC issued an order denying the rehearing requests.

Revisions to PJM Locational Deliverability Area ("LDA") Reliability Requirement — PJM delayed publication of the Base Residual Auction ("BRA") results for the 2024/2025 delivery year and filed at FERC to revise the definition of the LDA Reliability Requirement in the Tariff to allow PJM to exclude certain resources from the calculation of the LDA Reliability Requirement. On February 21, 2023, FERC accepted PJM's filing. Multiple parties, including NRG, filed for rehearing. Rehearing was denied by operation of law, and multiple parties, including the Company, filed appeals to the Court of Appeals for the Third Circuit. On March 12, 2024, the court vacated the portion of the FERC orders that allowed PJM to apply the revised LDA Reliability Requirement to the 2024/2025 capacity auction. On March 29, 2024, PJM filed a petition for declaratory order seeking confirmation as to the capacity commitment rules for the 2024/2025 auction. On April 22, 2024, in response to PJM's March 29, 2024 petition, multiple parties filed a complaint seeking to find the revised rate unjust and unreasonable and implement rates consistent with FERC's February 2023 decision ("April 2024 complaint"). On May 6, 2024,

FERC directed PJM to recalculate the 2024/2025 auction results under the initial LDA Reliability Requirement rules, and further directed PJM to rerun the Third Incremental Auction. PJM published the revised BRA and Third Incremental Auction results on May 8, 2024 and May 23, 2024, respectively. On July 9, 2024, FERC denied the April 2024 complaint. Those parties filed an appeal to the Court of Appeals for the D.C. Circuit on November 5, 2024. Multiple parties, including NRG, intervened in the appeal and oral argument was held on November 17, 2025. On January 13, 2026, the Court of Appeals for the D.C. Circuit issued a decision vacating FERC's order denying the April 2024 complaint and remanding the case to FERC for a ruling on the substance of the complaint.

PJM Base Residual Auction Revisions and Delay — On October 13, 2023, PJM made two filings at FERC. In the first filing, PJM proposed revisions to the Market Seller Offer Cap, which FERC rejected on February 6, 2024. The second filing proposed to make changes to PJM's resource adequacy risk modeling and capacity accreditation processes, which FERC approved, with condition, on January 20, 2024. The approved changes were in effect for the 2025/2026 BRA that occurred in July 2024. In November 2024, at PJM's request, FERC approved delays to future BRAs.

On July 22, 2025, PJM announced the results of its BRA for the 2026/2027 planning year. The price came in at the FERC-approved cap of $329.17/MW-day for the entire PJM footprint of which NRG cleared approximately 1,008 MWs from the Company's PJM generation fleet. NRG's expected capacity revenues from the BRA for the 2026/2027 delivery year is approximately $121 million.

On December 17, 2025, PJM announced the results of its BRA for the 2027/2028 delivery year. The price came in at the FERC-approved cap of $333.44/MW-day for the entire PJM footprint of which NRG cleared approximately 1,077 MWs from the Company's PJM generation fleet. NRG's expected capacity revenues from the BRA for the 2027/2028 delivery year is approximately $131 million.

PJM's Reforms to Large Load Additions — On September 15, 2025, PJM began a formal stakeholder process called the Critical Issue Fast Path ("CIFP") to address large load additions. Discussed reforms include changes to the PJM demand response program, improvements to load forecasting, and an expedited interconnection pathway for qualified large load projects. On November 19, 2025, the CIFP process concluded, and the PJM Board of Managers ("Board") began deliberations to determine a final proposal, with the goal of submitting a filing at FERC to implement the identified reforms in the first quarter of 2026. On January 16, 2026, the National Energy Dominance Council within the White House released a Statement of Principles, signed by all 13 governors in the PJM region, urging PJM to address revenue certainty for new generation through an auction process for new capacity, allocate the costs of these new resources to data centers, improve load forecasting, and accelerate ongoing generation interconnection studies. Also on January 16, 2026, the PJM Board issued a decisional letter on the CIFP process. The Board letter directed PJM staff to implement changes to load forecasting, implement a bring your own new generation program and associated expedited interconnection track, initiate immediately a Reliability Backstop Auction to obtain commitments of additional generation for a longer term, and undertake a holistic review of the PJM markets to analyze how they can evolve to provide appropriate incentives for investment and performance. PJM also sought feedback on keeping the price collar in place for the 2028/29 and 2029/30 delivery years. The implementation of these market changes could have material impacts on the PJM market.

Consumer Advocates Complaint — On April 14, 2025, various state consumer advocates filed a complaint with FERC asking FERC to reprice the 2025/2026 PJM capacity auction results. If FERC were to grant the request, the capacity prices for the 2025/2026 delivery year would be expected to change. The complaint is pending at FERC.

Indian River RMR Proceeding — On June 29, 2021, Indian River notified PJM that it intended to retire Unit 4. PJM identified reliability violations resulting from the proposed deactivation of Unit 4. The Company filed a cost based RMR rate schedule at FERC. The Company reached settlement with a number of the intervening parties and the settlement agreement was filed. On January 16, 2025, FERC issued an order approving the settlement agreement. Indian River Unit 4 retired on February 23, 2025. On May 19, 2025, Maryland Office of People's Counsel filed an appeal to the Court of Appeals for the Fourth Circuit of FERC's denial on its request for rehearing. On August 22, 2025, NRG filed a motion to transfer venue. On November 12, 2025, the motion to transfer venue was granted and the appeal was transferred to the Court of Appeals for the D.C. Circuit. The appeal is pending.

Other Regulatory Matters

From time to time, NRG entities may be subject to examinations, investigations and/or enforcement actions by federal, state and provincial licensing and regulatory agencies and may face the risk of penalties for violation of financial services, consumer protections and other applicable laws and regulations.

Environmental Regulatory Matters

NRG is subject to numerous environmental laws in the development, construction, ownership and operation of power plants. These laws generally require that governmental permits and approvals be obtained before construction and maintained during operation of power plants. In general, the electric generation industry has faced increasingly stringent requirements regarding air quality, GHG emissions, combustion byproducts, water use and discharge, and threatened and endangered species including several rules promulgated in 2024. Future laws may require the addition of emissions controls or other environmental controls or to impose additional restrictions the operations of the Company's facilities including unit retirements or impose obligations related to historic coal ash use, storage and disposal. At the federal level, the President has issued several Executive Orders that indicate that the current administration intends to relax or rescind some previously promulgated regulations. The EPA has proposed several and finalized some rules that relax and/or rescind regulations previously promulgated. Complying with environmental laws often involves specialized human resources and significant capital and operating expenses, as well as occasionally curtailing operations. NRG decides to invest capital for environmental controls based on the relative certainty of the requirements, an evaluation of compliance options and the expected economic returns on capital.

Several regulations that affect the Company have been and continue to be revised by the EPA, including requirements regarding coal ash, GHG emissions, NAAQS revisions and implementation, and effluent limitation guidelines. NRG will evaluate the impact of these regulations as they are revised but cannot fully predict the impact of each until anticipated revisions, legal challenges and reconsiderations are resolved.

Air

The CAA and related regulations (as well as similar state and local requirements) have the potential to affect air emissions, operating practices and pollution control equipment required at power plants. Under the CAA, the EPA sets NAAQS for certain pollutants including SO_2, ozone, and PM2.5. Many of the Company's facilities are located in or near areas that are classified by the EPA as not achieving certain NAAQS (non-attainment areas). The relevant NAAQS may become more stringent. In March 2024, the EPA increased the stringency of the PM2.5 NAAQS but in November 2025, the EPA asked the DC Circuit to vacate the March 2024 rule. The Company maintains a comprehensive compliance strategy to address continuing and new requirements. Complying with increasingly stringent requirements could require the installation of additional emissions control equipment at some NRG facilities or retiring of units if installing such controls is not economic. Significant changes to air regulatory programs affecting the Company are described below.

CPP/ACE Rules — The attention in recent years on GHG emissions has resulted in federal and state regulations. In 2019, the EPA promulgated the ACE rule, which rescinded the CPP, which had sought to broadly regulate CO2 emissions from the power sector. On January 19, 2021, the U.S. Court of Appeals for the D.C. Circuit (the "D.C. Circuit") vacated the ACE rule (but on February 22, 2021, at the EPA's request, stayed the issuance of the portion of the mandate that would vacate the repeal of the CPP). On June 30, 2022, the U.S. Supreme Court held that the "generation shifting" approach in the CPP exceeded the powers granted to the EPA by Congress. On May 9, 2024, the EPA promulgated a rule that repealed the ACE rule and significantly revised the manner in which new combustion-turbine and existing steam EGU's GHG emissions would be regulated including capturing and storing/sequestering CO2 in some instances. This rule has been challenged by numerous parties in the D.C. Circuit including 27 states with 22 states intervening in support of the rule. The D.C. Circuit held oral arguments related to this rule in December 2024. In February 2025, the court granted a motion the DOJ filed asking the court to hold proceedings in abeyance while the EPA evaluates the rule. On June 17, 2025, the EPA proposed to repeal all GHG emission standards for fossil fuel-fired power plants under Section 111 of the CAA. The EPA is proposing to conclude that GHG emissions from domestic fossil fuel-fired EGUs do not contribute to dangerous air pollution at a level sufficient to invoke the EPA's authority under CAA Section 111. In addition to its primary proposal to repeal all GHG emission standards for the power sector promulgated in both 2015 and 2024, the EPA has included an alternative proposal to repeal just specific portions. On February 18, 2026, the EPA rescinded the 2009 GHG Endangerment Finding related to motor vehicle emissions. Although this rescission does not directly alter the GHG regulations related to power plants, the Company believes that the EPA may amend such regulations in the next few months.

Cross-State Air Pollution Rule ("CSAPR") — On March 15, 2023, the EPA signed and released a prepublication version of a final rule that sought to significantly revise the CSAPR to address the good-neighbor obligations of the 2015 ozone NAAQS for 23 states (a Federal Implementation Plan or "FIP") after earlier having disapproved numerous state plans to address the issue. Several states, including Texas, challenged the EPA's disapproval of their state plans. On May 1, 2023, the U.S. Court of Appeals for the Fifth Circuit (the "Fifth Circuit") stayed the EPA's disapproval of Texas's and Louisiana's state plans, which disapprovals are a condition precedent to the EPA imposing its plan on Texas and Louisiana. On March 25, 2025, the Fifth Circuit upheld the EPA's disapproval of Texas's and Louisiana's state plans but did not address the FIP. On May 9, 2025, Texas and other parties petitioned the Fifth Circuit for a rehearing with the whole court. On June 5, 2023, the EPA promulgated the FIP. On June 27, 2024, the U.S. Supreme Court stayed the FIP in the 11 states where the rule had not already been stayed. On April 14, 2025, the D.C. Circuit granted the EPA's request to hold the legal challenges in abeyance while the EPA revisits the rule. On January 30, 2026, the EPA proposed a Phase 1 reconsideration rule covering Alabama, Arizona, Iowa,

Kansas, Kentucky, Minnesota, Mississippi, Nevada, New Mexico and Tennessee. The EPA intends to address additional states in a separate action. The Company cannot predict the outcome of the legal challenges to the various state disapprovals and the final rule promulgated on June 5, 2023.

Regional Haze — In May 2023, the EPA proposed to withdraw the existing Texas Sulfur Dioxide Trading Program and replace it with unit-specific SO_2 limits for 12 units in Texas to address requirements to improve visibility at National Parks and Wilderness areas. The Company does not expect this proposal to be finalized during the current U.S. presidential administration. On December 5, 2025, the EPA approved Texas's plans to address the Regional Haze rule.

Greenhouse Gas Emissions — NRG emits CO_2 when generating electricity at its facilities. NRG's climate goals are to reduce greenhouse gas emissions by 50% by 2025, from its current 2014 base year, and to achieve net-zero emissions by 2050. Greenhouse gas emissions included in NRG's goals are directly controlled emissions, emissions from purchased electricity for NRG's consumption, and emissions from employee business travel.

From the current 2014 base year through 2025, the Company's directly controlled CO_2e emissions decreased from 57 million metric tons to 30 million metric tons, representing a cumulative 47% reduction. The decrease is attributed to reductions in fleet-wide annual net generation and an overall market-driven shift away from coal as a primary fuel to natural gas. Although the Company exceeded its goal in 2023 (58%) and 2024 (57%), its 2025 (47%) emissions reduction was impacted by volatility within the power markets, driven by market conditions.

As of December 31, 2025, less than 5% of the Company's consolidated revenues were derived from coal-fired operating assets.

The following charts reflect the Company's domestic generation portfolio, including assets accounted for through equity method investments but excluding the remaining renewables activity. Prior year information on U.S. CO_2e emissions and U.S. generation was adjusted to include acquired assets and to remove divested assets.



Mercury and Air Toxics Standards ("MATS") — On May 7, 2024, the EPA promulgated a final rule that amends the MATS rule by, among other things, increasing the stringency of the filterable particulate matter standard at coal-burning units. The deadline for complying with this more stringent standard had been 2027. On April 8, 2025, the President signed a Proclamation that creates a 2-year exemption for compliance beginning on July 8, 2027 and ending on July 8, 2029 for certain coal units including those owned by the Company. Twenty-three states have challenged this rule in the D.C. Circuit. On June 17, 2025, the EPA proposed to repeal the majority of the 2024 final rule amending the MATS rule. The outcome of this rulemaking is uncertain. The Company anticipates that the U.S. presidential administration will substantively revise this rule.

Water

The Company is required under the Clean Water Act to comply with intake and discharge requirements, requirements for technological controls and operating practices. As with air quality regulations, federal and state water regulations have become more stringent and imposed new requirements.

ELG — In 2015, the EPA revised the ELG for Steam Electric Generating Facilities, which imposed more stringent requirements (as individual permits were renewed) for wastewater streams from FGD, fly ash, bottom ash and flue gas mercury control. On October 13, 2020, the EPA amended the 2015 ELG rule by: (i) altering the stringency of certain limits for FGD wastewater; (ii) relaxing the zero-discharge requirement for bottom ash transport water; and (iii) changing several deadlines. In 2021, NRG informed its regulators that the Company intends to comply with the ELG by ceasing combustion of coal by the end of 2028 at its domestic coal units outside of Texas, and installing appropriate controls by the end of 2025 at its two plants that have coal-fired units in Texas. On May 9, 2024, the EPA promulgated a rule that again revises the ELG by, among other things, further restricting the discharge of (i) FGD wastewater, (ii) bottom ash transport water, and (iii) combustion residual leachate. The rule was challenged in numerous courts, but the cases were consolidated in the U.S. Court of Appeals for the Eighth Circuit. The outcome of the legal challenges is uncertain. On February 19, 2025, the DOJ filed a motion asking the court to hold proceedings in abeyance while the U.S. presidential administration evaluates the rule, which the court granted. On December 31, 2025, the EPA promulgated a rule that extends several deadlines and provides greater flexibility regarding decisions to invest in more stringent controls.

Byproducts

In 2015, the EPA finalized the rule regulating byproducts of coal combustion (e.g., ash and gypsum) as solid wastes under the RCRA. On August 21, 2018, the D.C. Circuit found, among other things, that the EPA had not adequately regulated unlined ponds and legacy surface impoundments. On August 28, 2020, the EPA finalized "A Holistic Approach to Closure Part A: Deadline to Initiate Closure," which amended the April 2015 Rule to address the August 2018 D.C. Circuit decision and extend some of the deadlines. On November 12, 2020, the EPA finalized "A Holistic Approach to Closure Part B: Alternative Demonstration for Unlined Surface Impoundments," which further amended the April 2015 Rule to, among other things, provide procedures for requesting approval to operate existing ash impoundments with an alternate liner. On May 8, 2024, the EPA promulgated a rule that establishes requirements for: (i) inactive (or legacy) surface impoundments at inactive facilities and (ii) coal combustion residuals ("CCR") management units (regardless of how or when the CCR was placed) at regulated facilities. The rule also creates an obligation to conduct site assessments (at all active and certain inactive facilities) to determine whether CCR management units are present. On February 10, 2026, the EPA promulgated a rule extending certain deadlines in the 2024 rule. The rule has been challenged in the D.C. Circuit and the outcome of the legal challenges is uncertain.

Domestic Site Remediation Matters

Under certain federal, state and local environmental laws, a current or previous owner or operator of a facility, including an electric generating facility, may be required to investigate and remediate releases or threatened releases of hazardous or toxic substances or petroleum products. NRG may be responsible for property damage, personal injury and investigation and remediation costs incurred by a party in connection with hazardous material releases or threatened releases. These laws impose liability without regard to whether the owner knew of or caused the presence of the hazardous substances, and the courts have interpreted liability under such laws to be strict (without fault) and joint and several. Cleanup obligations can often be triggered during the closure or decommissioning of a facility, in addition to spills during its operations.

Jewett Mine Lignite Contract — The Company's Limestone facility historically burned lignite obtained from the Jewett mine. Active mining ceased as of December 31, 2016; however, the Company remains responsible for reclamation activities and is responsible for all reclamation costs. NRG has recorded an adequate ARO liability. The Railroad Commission of Texas has imposed a bond obligation of approximately $112 million for the reclamation of the Jewett mine, which NRG supports through surety bonds. The cost of the reclamation may exceed the value of the bonds. NRG may provide additional performance assurance if required by the Railroad Commission of Texas.

Regional Environmental Developments

Ash Regulation in Illinois — On July 30, 2019, Illinois enacted legislation that required the state to promulgate regulations regarding coal ash at surface impoundments. On April 15, 2021, the state promulgated the implementing regulation, which became effective on April 21, 2021. NRG has applied for initial operating permits and construction permits (for closure and retrofits) as required by the regulation and is waiting for most of its permits to be issued by the Illinois EPA.

Houston Nonattainment for 2008 Ozone Standard — In 2022, the EPA changed the Houston area's classification from Serious to Severe nonattainment for the 2008 Ozone Standard. Accordingly, Texas is required to develop a new control strategy and submit it to the EPA.

Customers

NRG sells to a wide variety of customers, primarily end-use customers in the residential, commercial and industrial, and wholesale sectors. The Company owns and operates power plants to generate and sell power to wholesale customers, such as utilities and other intermediaries. The Company had no customer that comprised more than 10% of the Company's consolidated revenues for the year ended December 31, 2025.

Human Capital

As of December 31, 2025, NRG and its consolidated subsidiaries had 16,702 employees, including 7,929 active smart home direct sales and installation individuals, which are largely seasonal. Approximately 4% of the Company's employees were covered by U.S. collective bargaining agreements. During 2025, the Company did not experience any labor stoppages or labor disputes at any of its facilities.

NRG believes its employees are vital to its success and is committed to offering employees a rewarding career that provides opportunities for growth and the ability to make valuable contributions toward the achievement of the Company's business objectives. NRG focuses on safety, health and wellness, employee engagement, talent development and total rewards for its workforce.

Safety

Safety is embedded in the culture at NRG. The Company strives to begin meetings with a safety moment and regularly reminds its employees that safety comes first. NRG has achieved its targeted top decile safety record of Occupational Safety and Health Administration recordable injury rates in each of the 5 previous years.

The following chart reflects the Company's 5 year safety record, excluding Vivint Smart Home which uses different industry specific safety benchmarks. For 2025, Vivint Smart Home safety performance was better than the industry average when measured against relevant, industry-specific benchmarks, with a recordable injury rate of 2.07 compared to the Bureau of Labor Statistics median of 2.50.



Health and Wellness

NRG has continued to invest in the health and well-being of its employees and their families by providing programs that holistically support its employees' physical, emotional, social and financial wellness, allowing employees the opportunity to take control of their well-being and focus on what matters most to them for a healthy, secure future. The Company includes well-being questions in the annual employee engagement survey as well as goals as a metric in the Annual Incentive Plan ("AIP"), ensuring that the Company has an informed view of well-being across NRG and that AIP participants are motivated to improve their overall well-being.

Employee Engagement

NRG is committed to a merit-based workplace where employees are treated fairly and with respect. The Company seeks to build on that position by continually improving its hiring and promotion policies, linking them to its new company values and leadership competencies, while promoting a culture of internal mobility and growth for its employees. The Company strives to be a place that empowers employee growth and celebrates the individual employee and their unique backgrounds.

Talent Development

NRG deploys various talent development strategies and programs to develop leaders who can execute on the Company's strategy and drive value for all stakeholders. The Board of Directors regularly engages with management on leadership development and succession planning, including providing feedback on development plans and bench strength for key senior leader positions. In 2025, the Company launched several development tools like the career development launch pad and LinkedIn Learning, seeing robust usage among employees. NRG continued its annual Emerging Executive Leaders Program to strengthen the identified pipeline of future executives and create a cohort of high potential candidates to work on active company challenges or opportunities. Additionally, the Company expanded a front-line leader program called Peak Leadership to the entire company with the intent to onboard first-level leaders into their leadership role in select business units. The

Company has a performance management tool that emphasizes a continuous feedback loop, with 97% of employees completing a midyear 2025 check in. Employees have access to a robust online training curriculum covering topics such as leadership, communication and productivity. During 2025, more than 1,400 employees at different levels participated in facilitated training sessions.

Total Rewards

NRG seeks to provide market competitive compensation and benefits benchmarked against the industries in which the Company operates: energy, consumer services and, where appropriate, the entire market. To ensure incentives are properly aligned with business needs and can attract and retain qualified employees, the Compensation Committee of the Board of Directors actively reviews the Company's total rewards programs, including benchmarking, risk assessment, and program design. NRG offers full-time employees incentives designed to motivate and reward success, and it continues to evaluate its benefits and offerings taking into consideration the needs of its employees to ensure they are competitive and best serve its employees. Every two years, the Company engages an independent third-party to benchmark its compensation and benefits programs against its peers and report the results to the Compensation Committee of the Board of Directors.

For further discussion and recent available data regarding the Company's efforts and programs please see the Company's 2025 Proxy Statement and 2024 Sustainability Metrics which are available on the Company's website at: *www.nrg.com*. Information included on or accessible via the Company's website is not part of, or otherwise incorporated into, this Annual Report on Form 10-K.

Available Information

NRG's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are available free of charge through the SEC's website, *www.sec.gov*, and through the Company's website, *www.nrg.com*, as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The Company also routinely posts press releases, presentations, webcasts, sustainability reports and other information regarding the Company on the Company's website. The information posted on or accessible via the Company's website is not a part of, or otherwise incorporated into, this report.

Item 1A — Risk Factors

NRG's risk factors are grouped into the following categories: (i) Risks Related to the Acquisition of the LSP Portfolio; (ii) Risks Related to the Operation of NRG's Business; (iii) Risks Related to Governmental Regulation and Laws; and (iv) Risks Related to Economic and Financial Market Conditions and the Company's Indebtedness.

Risks Related to the Acquisition of the LSP Portfolio

The integration of NRG and the LSP Portfolio may disrupt or have a negative impact on the Company's business.

The LSP Portfolio is comprised of 13 GW of natural gas-fired generation and dual fuel assets and a demand response platform. The acquisition significantly increases NRG's owned generation capacity and operational footprint. The acquisition is large and complex, and the Company will need to devote significant time and resources to integrating the plants, equipment, personnel, operations, and fuel arrangements with NRG's existing generation, retail and commercial businesses. Any difficulties encountered in the transition and integration process could adversely affect the Company's business, results of operations and financial condition.

Risks that could impact the Company negatively include:

- the difficulty of managing and integrating the LSP Portfolio and its plants, pipelines, interconnection, operations, fuel contracts, and hedging arrangements;
- the potential disruption of the ongoing businesses and distraction of management;
- difficulties in implementing and maintaining uniform processes, systems, standards, controls, procedures, practices, and policies pertaining to commercial, operational, financial, legal, regulatory, and/or accounting matters;
- risks associated with the assumption of power purchase agreements, tolling arrangements, O&M contracts and demand response agreements;
- the inability to timely implement and enact effective internal control over financial reporting for the acquired assets, including harmonizing the LSP Portfolio's accounting policies and internal controls with the Company's;
- unanticipated issues in integrating information technology, communications, and other systems;
- the potential impairment of relationships with employees and partners, including the potential loss of valuable employees and difficulty in retaining and integrating personnel;
- unforeseen expenses, unknown liabilities, or adverse changes arising from events, conditions, or actions occurring prior to or in connection with the acquisition, as well as unanticipated capital investments, environmental upgrades, or decommissioning liabilities;
- difficulty addressing any possible differences in corporate cultures and management philosophies;
- unanticipated changes in federal or state laws or regulations, including those pertaining to thermal generation, emissions standards, capacity market rules, permitting, or otherwise relating to the assets acquired;
- changes to NRG's risk profile due to the geographic concentration of the generation assets in the LSP Portfolio and increased exposure to regional fuel, weather and market events; and
- the risk that the Company may not realize all the expected benefits of the acquisition, including enhanced generation capabilities, if the assets and businesses cannot be integrated in an efficient and effective manner, which could result in increased costs or lower-than-expected revenues.

If the Company is not successful in addressing these risks effectively, the business could be impacted. Many of these factors will be outside of the Company's control, and any one of them could result in delays, increased costs, decreases in the amount of expected revenues and diversion of management's time and energy, which could materially affect NRG's business, results of operations and financial condition. Similar risks may apply to any future acquisitions or dispositions the Company may undertake.

Risks Related to the Operation of NRG's Business

NRG's financial performance may be impacted by price fluctuations in the retail and wholesale power and natural gas markets, as well as fluctuations in coal and oil markets and other market factors that are beyond the Company's control.

Market prices for power, capacity, ancillary services, natural gas, coal, oil and renewable energy credits are unpredictable and tend to fluctuate substantially. Electric power generally must be produced concurrently with its use. As a result, power prices are subject to significant volatility due to supply and demand imbalances, especially in the day-ahead and spot markets. Long and short-term power and gas prices may also fluctuate substantially due to other factors outside of the Company's control, including:

- changes in generation capacity in the Company's markets, including the addition of new supplies of power as a result of the development of new plants, expansion of existing plants, the continued operation of uneconomic power plants due to state subsidies, retirement of existing plants or addition of new transmission capacity;

- economic and political conditions, including the impact of changing U.S. trade policies and potential additional tariffs that may be imposed;
- electric supply disruptions, including plant outages and transmission disruptions;
- changes in power and gas transmission infrastructure;
- transportation capacity constraints or inefficiencies;
- changes in law, including judicial decisions, environmental regulations and environmental legislation;
- federal, state and provincial power regulations and legislation, and regulations and actions of the ISO and RTOs;
- weather conditions, including extreme weather conditions and seasonal fluctuations, including the effects of climate change;
- changes in commodity prices and the supply of commodities, including but not limited to natural gas, coal and oil;
- changes in the demand for power or gas, or in patterns of power or gas usage, including the potential development of demand-side management tools and practices, distributed generation, and more efficient end-use technologies;
- development of new fuels, new technologies and new forms of competition for the production of power; and
- a public health crisis, epidemic or pandemic.

While retail rates are generally designed to allow retail sellers of electricity and natural gas to pass through price fluctuations and other changes to costs, the Company may not be able to pass through all such changes to customers. For example, serving retail power customers in ISOs that have a capacity market exposes the Company to the risk that capacity costs can change and may not be recoverable, or the Company may engage in sales of power at fixed prices. Additionally, increases in wholesale costs to retail customers may cause additional customer defaults or increased customer attrition, or may be impacted by regulatory rules.

Conversely, should natural gas prices rise to consistently exceed coal prices, NRG's demand for coal generation may exceed the near-term ability of coal suppliers or rail transporters to meet it, causing the Company to lose generation sales opportunities and/or realize higher retail energy supply costs.

Such factors and the associated fluctuations in power prices have affected the Company's wholesale and retail profitability in the past and are expected to continue to do so in the future.

Volatile power and gas supply costs and demand for power and gas could adversely affect the financial performance of NRG's retail operations.

The Company's earnings and cash flows could be adversely affected in any period in which the wholesale power or gas prices rise at a greater rate than the rates the Company can charge to customers. The price of wholesale electricity and gas supply purchases associated with the retail operations' energy commitments can be different than that reflected in the rates charged to customers due to, among other factors:

- varying supply procurement contracts used and the timing of entering into related contracts;
- subsequent changes in the overall price of natural gas;
- daily, monthly or seasonal fluctuations in the price of natural gas relative to the 12-month forward prices;
- transmission and transportation constraints and the Company's ability to move power or gas to its customers; and
- changes in market heat rate (i.e., the relationship between power and natural gas prices).

The Company's earnings and cash flows could also be adversely affected in any period in which its customers' actual usage of electricity or gas significantly varies from the forecasted usage, which could occur due to, among other factors, weather events, changes in usage patterns, competition and economic conditions.

The Company's expectations regarding load growth may not materialize.

The electricity industry is expected to experience a surge in demand driven primarily by new manufacturing, industrial and data center facilities (including to support the expected increase in demand for AI and generative AI ("GenAI")). The U.S. Energy Information Administration's 2023 Annual Energy Outlook, combined with external forecasts, shows the potential for 500 TWh of incremental load across the U.S. through 2030, as compared to 2023. ERCOT's current long term load forecast shows peak demand increasing from 86 GW in 2024 to 139 GW in 2030.

However, there is no assurance that these forecasts will be accurate or that the anticipated load growth will occur as projected. Factors such as evolving technology, improvements in energy efficiency, changes in economic conditions, shifts in government policy or regulation, and project delays or cancellations by the Company's commercial and industrial consumers (including data center facilities) could reduce or slow demand for electricity relative to current expectations. The Company's capital expenditures and other investments are influenced by projected demand; if the anticipated load growth fails to materialize, the Company could incur additional expenses to terminate or redeploy any underutilized assets or infrastructure, or it may be unable to fully recover its capital expenditures or realize the expected returns on its investments.

Operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on NRG's revenues and results of operations, and NRG may not have adequate insurance to cover these risks and hazards.

The ongoing operation of NRG's facilities involves risks that include the breakdown or failure of equipment or processes, performance below expected levels of output or efficiency and the inability to transport the Company's products to its customers in an efficient manner due to a lack of transmission capacity. Unplanned outages of generating units, including extensions of scheduled outages due to mechanical failures or other problems occur from time to time and are an inherent risk of the Company's business. Unplanned outages typically increase the Company's operation and maintenance expenses and may reduce the Company's revenues as a result of selling fewer MWh or incurring non-performance penalties and/or require NRG to incur significant costs as a result of obtaining replacement power from third parties in the open market or running one of its higher cost units to satisfy the Company's forward power sales obligations. NRG's inability to operate the Company's plants efficiently, manage capital expenditures and costs, and generate earnings and cash flow from the Company's asset-based businesses could have a material adverse effect on the Company's results of operations, financial condition or cash flows.

In addition, NRG provides plant operations and commercial services to a variety of third parties. There is a risk that mistakes, mis-operations or actions taken by these third parties could be attributed to NRG, including the risk of investigation or penalties being assessed to NRG in connection with the services it offers, or that regulators could question whether NRG had the appropriate safeguards in place.

Power generation involves hazardous activities, including acquiring, transporting and unloading fuel, operating large pieces of rotating equipment and delivering electricity to transmission and distribution systems. In addition to natural risks such as earthquake, flood, lightning, wildfires, hurricane and wind, other hazards, such as fire, explosion, structural collapse and machinery failure are inherent risks in the Company's operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment, contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in NRG being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties.

NRG maintains an amount of insurance protection that it considers adequate, obtains warranties from vendors and obligates contractors to meet certain performance levels, but the Company cannot provide any assurance that these measures will be sufficient or effective under all circumstances and against all hazards or liabilities to which it may be subject. A successful claim for which the Company is not adequately insured or protected could hurt its financial results and materially harm NRG's financial condition. NRG cannot provide any assurance that its insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

NRG's costs, results of operations, financial condition and cash flows could be adversely impacted by disruption of its fuel supplies.

NRG relies on natural gas, coal and oil to fuel a majority of its power generation facilities. Grid operations depend on the continuing financial viability of contractual counterparties, as well as the infrastructure (including rail lines, rail cars, barge facilities, roadways, riverways and natural gas pipelines) available to serve generation facilities and to ensure that there is sufficient power produced to meet retail demand. As a result, the Company's wholesale generation facilities are subject to the risks of disruptions or curtailments in the production of power at its generation facilities if no fuel is available at any price, if a counterparty fails to perform or if there is a disruption in the fuel delivery infrastructure.

NRG routinely hedges both its wholesale sales and purchases to support its retail load obligations. In order to hedge these obligations, the Company may enter into long-term and short-term contracts for the purchase and delivery of fuel. Many of the forward power sales contracts do not allow the Company to pass through changes in fuel costs or discharge the power sale obligations in the case of a disruption in fuel supply due to force majeure events or the default of a fuel supplier or transporter. Disruptions in the Company's fuel supplies or power supply arrangements may therefore require it to supply replacement power either by running its other, higher cost power plants or by obtaining power from third-party sources at market prices that could substantially exceed the contract price, or to pay damages to counterparties for failure to deliver power or sell electricity or natural gas as contracted. Any such event could have a material adverse effect on the Company's financial performance.

NRG also buys energy and fuel on a short-term or spot market basis. Prices sometimes rise or fall significantly over a relatively short period of time. The price NRG can obtain for the sale of energy may not rise at the same rate, or may not rise at all, to match a rise in fuel or delivery costs. Retail rates may also not rise at the same rate or may not rise at all. This may have a material adverse effect on the Company's financial performance.

NRG's plant operating characteristics and equipment, particularly at its coal-fired plants, often dictate the specific fuel quality to be combusted. The availability and price of specific fuel qualities may vary due to supplier financial or operational disruptions, transportation disruptions and force majeure. At times, coal of specific quality may not be available at any price or the Company may not be able to transport such coal to its facilities on a timely basis. In this case, the Company may not be able to run the coal facility even if it would be profitable. Operating a coal facility with different quality coal can lead to emission or operating problems. If the Company had sold forward the power from such a coal facility, it could be required to supply or purchase power from alternate sources, perhaps at a loss. This could have a material adverse impact on the financial results of specific plants and on the Company's results of operations.

Inflation and customer affordability concerns may limit the Company's ability to recover costs, constrain its pricing and reduce market demand for its products and services.

The Company's electricity, natural gas, and smart home businesses are exposed to the risk that sustained inflation, commodity price volatility and other macroeconomic pressures will increase its costs and adversely affect the affordability of its products and services. The cost of fuel, natural gas, purchased power, labor, construction materials, equipment and financing have risen in recent years and may continue to rise. Such cost increases may continue to put upward pressure on the overall affordability of the Company's products and services for its residential, commercial and industrial customers, which may impair the Company's customers' ability to pay their bills and/or subscriptions, cause some customers to reduce usage, and increase disconnections and bad debt expenses, all of which could negatively impact the Company.

In the markets in which the Company operates, the Company's retail electric providers charge end-use customers a price for electricity that includes pass through charges assessed by the local utility. Capital intensive transmission and distribution projects by utility companies recently approved by certain state utility commissions have resulted in increases to such pass-through charges and raised public concerns about overall consumer affordability. If these concerns persist, the Company could be subject to heightened political and regulatory scrutiny, increased participation by consumer advocates and other stakeholders in regulatory proceedings, and create reputational risks associated with a perceived lack of affordability. Therefore, the Company's financial performance could be negatively affected if it is unable to recover increased costs or if cost recovery is limited by regulation or market conditions.

NRG relies on storage, transportation assets and suppliers, which it does not own or control, to deliver natural gas.

The Company depends on natural gas pipelines and other transportation and storage facilities owned and operated by third parties to deliver natural gas to wholesale and retail markets and to provide retail energy services to customers. The Company's ability to provide natural gas for its present and projected customers will depend upon its suppliers' ability to obtain and deliver supplies of natural gas, as well as NRG's ability to acquire supplies. Factors beyond the control of the Company and its suppliers may affect the Company's ability to deliver such supplies. These factors include other parties' control over the drilling of new wells and the facilities to transport natural gas to the Company's receipt points, development of additional interstate pipeline infrastructure, availability of supply sources competition for the acquisition of natural gas, priority allocations, impact of severe weather disruptions to natural gas supplies and the regulatory and pricing policies of federal and state regulatory agencies, as well as the availability of Canadian reserves for export to the U.S. Energy deregulation legislation may increase competition among natural gas utilities and impact the quantities of natural gas requirements needed for sales service. If supply, transportation or storage is disrupted, including for reasons of force majeure, the ability of the Company to sell and deliver its products and services may be hindered. As a result, the Company may be responsible for damages incurred by its customers, such as the additional cost of acquiring alternative supply at then-current market rates. These conditions could have a material impact on the Company's financial condition, results of operations and cash flows.

NRG relies on power transmission and distribution facilities that it does not own or control and that are subject to transmission constraints within a number of the Company's core regions.

NRG depends on transmission and distribution facilities owned and operated by others to deliver power to its customers. If transmission or distribution is disrupted, including by force majeure events, or if the transmission or distribution infrastructure is inadequate, NRG's ability to deliver power may be adversely impacted. The Company also cannot predict whether transmission or distribution facilities will be expanded in specific markets to accommodate competitive access to those markets.

In addition, in certain of the markets in which NRG operates, energy transmission congestion may occur and the Company may be deemed responsible for congestion costs associated with power sales or purchases, or retail sales, particularly where the Company's load is not co-located with its retail sales obligations. If NRG were liable for such congestion costs, the Company's financial results could be adversely affected.

Maintenance, expansion and refurbishment of power generation facilities involve significant risks that could result in unplanned power outages or reduced output and could have a material adverse effect on NRG's results of operations, cash flows and financial condition.

NRG's facilities require periodic maintenance and repair. Any unexpected failure, including failure associated with breakdowns, forced outages, or any unanticipated capital expenditures could result in reduced profitability. NRG cannot be certain of the level of capital expenditures that will be required due to changing environmental and safety laws (including changes in the interpretation or enforcement thereof), needed facility repairs and unexpected events (such as natural disasters or terrorist attacks). The unexpected requirement of large capital expenditures could have a material adverse effect on the Company's liquidity and financial condition.

The Company may incur additional costs or delays in the development and construction of new generation projects and may not be able to recover its investments or complete the projects.

NRG's development and construction of new generation facilities involve many risks, including:

- unanticipated cost overruns and schedule delays;
- delays or inability in obtaining necessary permits and licenses;
- supply interruptions;
- work stoppages and labor disputes;
- weather interferences;
- unforeseen engineering, environmental and geological problems; and
- failure of various third parties to perform under contracts.

Any of these risks could cause NRG's financial returns on such new investments to be lower than expected, or could cause the Company to operate below expected capacity or availability levels, which could result in loss of revenues, increase in expenses, higher maintenance costs and penalties. Furthermore, the risk of significant cost overruns may be exacerbated in the current environment of elevated inflation, supply chain disruption and changing tariff and trade policies, which may cause actual construction costs to be significantly higher than initial estimates, and the Company may be unable to pass these increased costs through to its customers. To protect against certain risks, the Company obtains insurance and warranties for limited periods relating to the construction of each project and its equipment, and obligates its contractors and suppliers to meet certain performance levels. However, such insurance, warranties or performance guarantees may not be adequate to cover increased expenses. As a result, a project may cost more than projected and the Company may be unable to fund principal and interest payments under construction financing obligations, if any. In addition, the Company's failure to meet project-specific financing requirements under its TEF Loans could result in default or acceleration of debt repayment.

Furthermore, where the Company has partnering relationships with a third party, the Company is subject to the viability and performance of the third party. The Company's inability to find a replacement contracting party where the original contracting party has failed to perform, could result in the abandonment of the development and/or construction of such project, while the Company could remain obligated on other agreements associated with the project.

If the Company is unable to complete the development or construction of a facility, or decides to delay, downsize, or cancel such project, it may not be able to recover its investment in that facility. Furthermore, if construction projects are not completed according to specification, the Company may incur liabilities and suffer reduced plant efficiency, higher operating costs and reduced net income.

NRG's trading operations and use of hedging agreements could result in financial losses that negatively impact its results of operations, and NRG's hedging activities may increase the volatility in the Company's quarterly and annual financial results.

The Company typically enters into hedging agreements, including contracts to purchase or sell commodities at future dates and at fixed prices, to manage the commodity price risks inherent in its business. The Company's risk management policies and hedging procedures may not mitigate risk as planned, and the Company may fail to fully or effectively hedge its commodity supply and price risk. In addition, these activities, although intended to mitigate price volatility, expose the Company to other risks. When the Company sells or buys power or gas forward, it gives up the opportunity to buy or sell at the future price, which not only may result in lost opportunity costs but also may require the Company to post significant amounts of cash collateral or other credit support to its counterparties. The Company also relies on counterparty performance under its hedging agreements and is exposed to the credit quality of its counterparties under those agreements. Further, if the values of the financial contracts change in a manner that the Company does not anticipate, or if a counterparty fails to perform under a contract, it could harm the Company's business, operating results or financial position.

NRG does not typically hedge the entire exposure of its operations against commodity price volatility. To the extent it does not hedge against commodity price volatility, the Company's results of operations and financial position may be improved or diminished based upon movement in commodity prices.

NRG may engage in trading activities, including the trading of power, natural gas, fuel, emissions allowances, environmental attributes and credits, weather, and other physical and financial commodity related products that are not directly related to the operation of the Company's generation facilities or the management of related risks. These trading activities take place in volatile markets and some of these trades could be characterized as speculative. This trading activity may expose the

Company to the risk of significant financial losses which could have a material adverse effect on its business and financial condition.

NRG generally attempts to balance its fixed-price physical and financial purchases and sales commitments in terms of contract volumes and the timing of performance and delivery obligations through the use of financial and physical derivative contracts. These derivatives are accounted for in accordance with the FASB ASC 815, *Derivatives and Hedging* ("ASC 815"), which requires the Company to record all derivatives on the balance sheet at fair value with changes in the fair value resulting from fluctuations in the underlying commodity prices immediately recognized in earnings, unless the derivative qualifies for cash flow hedge accounting treatment or a scope exception. As a result, the Company's quarterly and annual results are subject to significant fluctuations caused by changes in market prices.

NRG may not have sufficient liquidity to hedge market risks effectively.

The Company is exposed to market risks through its retail and wholesale operations, which involve the purchase of electricity and natural gas for resale, the sale of energy, capacity and related products, and the purchase and sale of fuel, transmission services and emission allowances. These market risks include, among other risks, volatility arising from location and timing differences that may be associated with buying and transporting fuel, converting fuel into energy and delivering energy to a buyer.

NRG undertakes to hedge these market activities through agreements with various counterparties. Many of the Company's agreements with counterparties include provisions that require the Company to provide guarantees, offset or netting arrangements, letters of credit, a first lien on assets and/or cash collateral to protect the counterparties against the risk of the Company's default or insolvency. The amount of such credit support that must be provided typically is based on the difference between the price of the commodity in a given contract and the market price of the commodity. Significant movements in market prices can result in the Company being required to provide cash collateral and letters of credit in very large amounts. The effectiveness of the Company's strategy may depend on the amount of collateral available to enter into or maintain these contracts, and liquidity requirements may be greater than the Company anticipates or will be able to meet. Without a sufficient amount of working capital to post as collateral in support of performance guarantees or as a cash margin, the Company may not be able to manage price volatility effectively or to implement its strategy. An increase in the amount of letters of credit or cash collateral required to be provided to the Company's counterparties may negatively affect the Company's liquidity and financial condition.

Further, if retail customers use more power or gas than expected, or if any of NRG's facilities experience unplanned outages, the Company may be required to procure additional power or gas at spot market prices to fulfill contractual commitments. Without adequate liquidity to meet margin and collateral requirements, the Company may be exposed to significant losses, may miss significant opportunities, and may have increased exposure to the volatility of spot markets.

There may be periods when NRG will not be able to meet its commitments under forward sale or purchase obligations at a reasonable cost or at all.

The Company may sell fixed price gas as a proxy for power. Because the obligations under most of the Company's forward sale agreements are not contingent on a unit being available to generate power, NRG is generally required to deliver power to the buyer, even in the event of a plant outage, fuel supply disruption or a reduction in the available capacity of the unit. To the extent that the Company does not have sufficient lower-cost capacity to meet its commitments under its forward sale obligations, the Company would be required to supply replacement power either by running its other, higher cost power plants or by obtaining power from third-party sources at market prices that could substantially exceed the contract price. If NRG fails to deliver the contracted power, it would be required to pay the difference between the market price at the delivery point and the contract price, and the amount of such payments could be substantial.

NRG's strategy relies, in part, on its ability to bundle its products and services to optimize its network of home energy and smart home customers, and if it is unable to retain existing customers and expand their use of the Company's products and services, its expected growth and operating results could be adversely affected.

As part of NRG's growth strategy, it is important for the Company to bundle home energy and smart home services and products to optimize its customer base. As the Company is pursuing these opportunities to bundle services and products, there can be no assurances that its efforts in this regard will be successful. Additionally, for the Company to be successful in such opportunities, it must retain its existing customers. The length of the terms for which NRG's home energy customers are contracted can be for multi-year periods, but many customers are contracted for a period of one year or less. Smart home customers historically have entered into subscriptions that range from three to five years. These customers are not obligated to, and may not, renew their contracts or subscriptions after the expiration of their original commitments. If customers terminate or do not renew their contracts or do not expand their use of NRG's products and services, the Company's growth strategy may not be successful and its expected results of operations may be adversely affected.

The Company's consumer product and home services offerings expose it to installation-related damage claims, product liability, insurance limitations, and reputational risk.

The Company may be liable to customers for any damage caused to customers' homes, facilities, belongings or property during the installation of Company products and systems, such as smart home systems. Where such work is performed by the Company's employees and independent contractors, such as repairs performed under the Company's home protection plan products, the Company may nonetheless face claims and costs for damage. In addition, shortages of skilled labor for Company projects could significantly delay a project or otherwise increase its costs. The products that the Company sells or manufactures may expose the Company to product liability claims relating to personal injury, death, or environmental or property damage, and may require product recalls or other actions. Although the Company maintains liability insurance and its service contracts limit Company liability, the Company cannot be certain that its coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to the Company on economically reasonable terms, or at all, or that contractual limitations will be enforced. The laws of some states limit or prohibit insurance coverage for certain liabilities and actions, and any significant uninsured damages could have a material adverse effect on the Company's business, financial condition and cash flows. Further, any product liability claims or damage caused by the Company could significantly impair the Company's brand and reputation, which may result in a failure to maintain customers and achieve the Company's desired growth initiatives in these new businesses.

Changes in technology may impair the value of, and the attractiveness of, NRG's retail products, smart home products or services, and generation facilities.

Research and development activities are ongoing in the industry to provide alternative and more efficient technologies to produce power, including wind, photovoltaic (solar) cells, hydrogen, energy storage, and improvements in traditional technologies and equipment, such as more efficient gas turbines. Advances in these or other technologies, including through AI, could reduce the costs of power production to a level below what the Company has currently forecasted, which could adversely affect its cash flows, results of operations or competitive position. Technology, including distributed technology or changes in retail rate structures, may also have a material impact on the Company's ability to retain retail customers. Further, technological innovation and changes could cause the Company's smart home products and services to become obsolete, or otherwise more expensive and less effective than those of competitors, putting the Company at a competitive disadvantage.

Some emerging technologies, such as distributed renewable energy technologies, broad consumer adoption of electric vehicles and energy storage devices, could affect the price of energy. These emerging technologies may affect the financial viability of utility counterparties and could have significant impacts on wholesale market prices, which could ultimately have a material adverse effect on NRG's financial condition, results of operations and cash flows.

The Company's smart home services rely on innovation and any failure to adequately protect the Company's intellectual property underlying such innovation, or claims that the Company has infringed the intellectual property rights of others, could have an adverse effect on its business and operations and result in a competitive disadvantage.

The Company relies on a combination of patent, trademark, copyright and trade secret right under the laws of the United States and other countries and a combination of confidentiality procedures, contractual provisions and other methods, to protect its intellectual property, all of which offer only limited protection. If the Company fails to acquire the necessary intellectual property rights or adequately protect or assert its intellectual property rights, competitors may manufacture and market similar products and services or convert customers, which could adversely affect market share and results of operations for smart home services. In addition, patent rights may not prevent competitors from developing, using or selling products or services that are similar to or address the same market as the Company's smart home products and services. Certain of the Company's smart home solutions contain software modules licensed under "open-source" licenses, which may entail greater risks than the use of commercial software, as open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Further, if proprietary software is combined with open-source software, in certain cases the Company could be required to release the source code of the proprietary software to the public, allowing competitors to create similar products with lower development effort and time.

It is possible that certain of the Company's smart home products and services or those of third parties incorporated into its offerings could infringe the intellectual property rights of others. From time to time, Vivint Smart Home has been subject to claims based on allegations of infringement, misappropriation or other violations of the intellectual property rights of others. If the Company is unable to successfully defend against such claims or license necessary third-party technology or intellectual property on acceptable terms, it may be required to develop alternative, non-infringing technology, which could require significant time, effort, and expense and may ultimately not be successful.

The operation of the Company's businesses is subject to advanced persistent cyber-based security threats and integrity risk. Attacks on NRG's infrastructure that breach cyber/data security measures could expose the Company to significant liabilities, reputational damage, regulatory action, and disrupt business operations, which could have a material adverse effect.

Numerous functions affecting the efficient operation of NRG's businesses depend on the secure and reliable storage, processing and communication of electronic data and the use of sophisticated computer hardware and software systems, much of which is connected (directly or indirectly) to the internet. As a result, NRG's information technology systems and infrastructure, and those of its vendors and suppliers, are vulnerable to cyber-based security threats which could compromise confidentiality, integrity or availability. While the Company has controls in place designed to protect its infrastructure, such breaches and threats are becoming increasingly sophisticated and complex, requiring continuing evolution and constant improvements in security programs and technology. Furthermore, NRG's operations can be additionally impaired by disruptions or security failures of third-party vendors and suppliers over which NRG lacks direct control or oversight. Any breach, disruption or similar event that impairs NRG's information technology infrastructure could disrupt normal business operations and affect the Company's ability to control its generation assets, provide smart home services, maintain confidentiality, availability and integrity of restricted data, access retail customer information and limit communication with customers and third parties, which could have a material adverse effect on the Company.

As part of the continuing development of new and modified reliability standards, the FERC has approved changes to its Critical Infrastructure Protection reliability standards and has established standards for assets identified as "critical cyber assets." Under the Energy Policy Act of 2005, the FERC can impose penalties, up to $1 million per day, per violation, for failure to comply with mandatory electric reliability standards, including standards to protect the power system against potential disruptions from cyber/data and physical security breaches.

Further, the Company's retail and Home businesses, as well as Vivint Smart Home's smart home platform, require accessing, collecting, storing and transmitting sensitive customer data in the ordinary course of business. Changes in data privacy and data protection laws and regulations, or any failure to comply with such laws and regulations, could adversely affect the Company's business and financial results. NRG's retail, Home and smart home businesses access and store sensitive customer data. Additionally, NRG relies on vendors and service providers, such as call centers, that may require access to sensitive data, which increase the risk of data breaches through third-party action or errors that the Company may be unable to foresee, prevent, or mitigate. The services, networks and information systems utilized by the Company may be at risk for breaches as a result of third-party actions, employee or vendor error, malfeasance or other factors.

Although the Company takes precautions and has adopted procedures to protect its infrastructure, the effectiveness of such measures may be limited by insufficient employee awareness or their noncompliance with established protocols. Furthermore, despite such precautions, the Company has been, and will likely continue to be, subject to attempts at phishing, social engineering, identity-based attacks, and other cybersecurity intrusions. International conflict increases the risk of state-sponsored or ideologically motivated cyber threats and escalated use of cybercriminal and cyber-espionage activities. In particular, the current geopolitical climate has further escalated cybersecurity risk, with various government agencies, including the U.S. Cybersecurity & Infrastructure Security Agency, issuing warnings of increased cyber threats, particularly for U.S. critical infrastructure companies such as the Company. Additionally, the rapid advancement and integration of AI and machine learning technologies present new and evolving risks. These technologies can be exploited by malicious actors to enhance the sophistication and scale of cyberattacks, making it more challenging to detect and mitigate such threats. While the Company has not experienced a cyber/data breach or event causing any material operational, reputational or financial harm, it recognizes the growing threat within the general marketplace and the industry in which it operates, and there is no assurance that NRG will be able to prevent any such harm in the future. If a material breach of the Company's information technology systems were to occur, the critical operational capabilities and reputation of its business may be adversely affected, customer confidence may be diminished, and NRG may be subject to substantial legal or regulatory scrutiny and claims, any of which may contribute to potential legal or regulatory actions against the Company, loss of customers, fines, penalties or other sanctions and otherwise have a material adverse effect. Any loss or disruption of critical operational capabilities to support the Company's generation, commercial or retail operations, loss of customers, or loss of confidential or proprietary data through a breach, unauthorized access, disruption, misuse or disclosure could adversely affect NRG's reputation, expose the Company to material legal or regulatory claims and impair the Company's ability to execute its business strategy, which could have a material adverse effect. In addition, NRG may experience increased capital and operating costs to implement enhanced security for its information technology infrastructure. NRG cannot provide any assurance that such events and impacts will not be material in the future, and the Company's efforts to deter, identify and mitigate future breaches may require additional significant capital and may not be successful. As a result, the Company could incur substantial losses in connection with a cybersecurity incident.

The Company's use of, or failure to effectively adopt, AI systems in its operations, services and products poses operational, competitive, cybersecurity, legal and compliance risks that could adversely affect the Company.

The Company has used and expects to expand the use of AI technologies, including GenAI, in its operations. services and products. Because GenAI is an emerging technology, deficient AI development, governance, or deployment practices by NRG or third-party vendors and service providers could result in unintended consequences, and the intended benefits may fail to materialize. Due to its non-deterministic nature, GenAI technologies can create inaccurate, offensive, incomplete, or misleading outputs; reflect or exacerbate biases and discriminatory outcomes; or operate outside intended parameters due to model drift, deficient training data, and incorrect prompting.

The Company's usage of third-party AI models, platforms, or cloud services introduces additional risks, including performance failures, service outages, and insufficient indemnities. The Company may also face claims that training data or model outputs infringe intellectual property rights or misappropriate trade secrets, and AI use may increase the risk of inadvertent disclosure or improper processing of confidential, personal, or commercially sensitive information.

Conversely, any failure by the Company to effectively and timely develop and implement AI technologies, or to attract and retain AI talent, could impair the Company's ability to compete, particularly if competitors incorporate AI more quickly or more successfully to lower costs, improve customer experience, and accelerate innovation.

The regulatory landscape surrounding AI, including GenAI, is evolving, and the use of such technologies may become subject to regulation under new laws or new applications of existing laws. If the Company's use of the recommendations, content, or analyses that AI applications produce is, or is alleged to be, deficient or inaccurate, or involve breaches of licenses, tort claims, violations of privacy, consumer protection, or other laws, NRG could be subjected to legal liability, brand or reputational harm and operational interruptions that ultimately have a material adverse effect on NRG's results of operations. Compliance with applicable AI laws and regulations may also require the Company to incur significant costs to modify and maintain its business practices.

Competition may have a material adverse effect on NRG's results of operations, cash flows and the market value of its assets.

The Company's retail operations face competition for customers. Competitors may offer different products, lower prices, and other incentives which may attract customers away from the Company. In some retail electricity markets, the principal competitor may be the incumbent utility. The incumbent utility often has the advantage of long-standing relationships with its customers and strong brand recognition. Furthermore, NRG may face competition from other energy service providers, other energy industry participants, or nationally branded providers of consumer products and services — including providers that may be better equipped to satisfy the large and rapid load growth expected of manufacturing, industrial, and data center customers — who have, and may in the future, develop businesses and offerings that compete with NRG.

The Company's smart home services market faces competition from residential security companies as well as other companies that are able to bundle their existing offerings, such as cable, telecommunications and internet service, with automation and monitored security services, and from do-it-yourself smart home systems, which customers are able to install without subscription services.

The Company's plant operations face competition from newer or more efficient plants owned by competitors, which may put some of the Company's plants at a disadvantage to the extent these competitors are able to consume the same or less fuel as the Company's plant. Over time, the Company's plants may be unable to compete with these more efficient plants, which could result in asset retirements.

NRG's competitors may have greater liquidity, greater access to credit and other financial resources, lower cost structures, more effective risk management policies and procedures, greater ability to incur losses, longer-standing relationships with customers, greater brand awareness, greater potential for profitability from retail sales or greater flexibility in the timing of their sale of generation capacity and ancillary services than NRG does. Competitors may also have better access to subsidies or other out-of-market payments that put NRG at a competitive disadvantage.

NRG's competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to marketing of retail energy and home services than NRG can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share.

There can be no assurance that NRG will be able to compete successfully against current and future competitors, and any failure to do so would have a material adverse effect on the Company's business, financial condition, results of operations and cash flow.

Supplier and/or customer concentration, the inability of suppliers to meet their obligations and dependence on third-party service providers may expose the Company to significant financial credit or performance risks and adversely affect NRG's results of operations, cash flows and financial condition.

NRG often relies on a single contracted supplier or a small number of suppliers for the provision and transportation of fuel, chemicals and other services required for the operation of certain of its facilities. If these suppliers cannot perform these services, the Company utilizes the marketplace. There can be no assurance that the marketplace can provide these services as, when and where required or at comparable prices. The Company also relies on a number of sole or limited source suppliers for critical components for its smart home products and services, and those services are dependent on third-party cellular, telecommunications and/or internet providers.

The failure of any supplier or customer to fulfill its contractual obligations to NRG, the inability of NRG to source products and services on acceptable terms, if at all, and the failure of third parties to provide services to its customers that are necessary for the Company's smart home services could have a material adverse effect on the Company's financial results. As a result, the financial performance of the Company's facilities is dependent on the credit quality of, and continued performance by, suppliers and customers, which cannot be guaranteed.

Negative publicity may damage NRG's reputation or its brands and negatively impact its business, financial condition, results of operations and ability to attract and retain highly qualified employees.

NRG's reputation and brands could be damaged for numerous reasons, including negative views of the Company's environmental impact, sustainability goals, supply chain practices, product and service offerings, sponsorship relationships, charitable giving programs and public statements made by Company officials. Additionally, the Company is from time to time named in investigations, claims and lawsuits arising in the ordinary course of business, and customers have in the past communicated complaints to consumer protection organizations, regulators or the media. Negative claims or publicity regarding the Company or its operations, offerings, practices or customer service may damage its brands or reputation, even if such claims are untrue. The Company may also experience criticism or backlash from media, customers, employees, government entities, advocacy groups and other stakeholders that disagree with positions taken by the Company or its executives. Negative publicity may result in changes in consumer preferences, increased costs in countering the narrative, or undue scrutiny. As a result, if the Company's brands or reputation are damaged, it could negatively impact the Company's business, financial condition, results of operations, and ability to attract and retain highly qualified employees.

NRG's business, financial condition and results of operations could be adversely impacted by strikes or work stoppages by its unionized employees or inability to replace employees as they retire.

As of December 31, 2025, approximately 4% of NRG's employees were covered by U.S collective bargaining agreements. In the event that the Company's union employees strike, participate in a work stoppage or slowdown or engage in other forms of labor strife or disruption, NRG would be responsible for procuring replacement labor or the Company could experience reduced power generation or outages. Although NRG's ability to procure such labor is uncertain, contingency staffing planning is completed as part of each respective contract negotiation. Strikes, work stoppages or the inability to negotiate future collective bargaining agreements on favorable terms could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. In addition, a number of the Company's employees at NRG's plants are close to retirement. The Company's inability to replace retiring workers could create potential knowledge and expertise gaps as such workers retire.

NRG's failure to manage key executive succession and retention and to continue to attract qualified personnel could adversely affect the Company's financial condition and results of operations.

The loss of one or more of the Company's key personnel or the inability to effectively identify a suitable successor to a key role could adversely affect the Company's business. The failure to successfully transition and assimilate key employees, the effectiveness of the Company's leaders, and any further transition, could adversely affect the Company's financial condition and results of operations.

Risks Related to Governmental Regulation and Laws

NRG's business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements.

NRG's business is subject to extensive U.S. federal, state and local laws and foreign laws. Compliance with, or changes to, the requirements under these legal regimes may cause the Company to incur significant additional costs, reduce the Company's ability to hedge exposure or to sell retail power within certain states or to certain classes of retail customers, or restrict the Company's marketing practices, its ability to pass through costs to retail customers, or its ability to compete on favorable terms with competitors, including the incumbent utility. Retail competition and home protection services are regulated on a state-by-state or at the province-by-province level and are highly dependent on state and provincial laws, regulations and policies, which could change at any moment. Failure to comply with such requirements could result in the shutdown of a non-complying facility or line of business, the imposition of liens, fines, penalties and/or civil or criminal liability.

Public utilities under the FPA are required to obtain FERC acceptance of their rate schedules for wholesale sales of electricity. Except for ERCOT generation facilities and power marketers, all of NRG's non-qualifying facility generating companies and power marketing affiliates in the U.S. make sales of electricity in interstate commerce and are public utilities for purposes of the FPA. FERC has granted each of NRG's generating and power marketing companies that make sales of electricity outside of ERCOT the authority to sell electricity at market-based rates. FERC's orders that grant NRG's generating and power marketing companies market-based rate authority reserve the right to revoke or revise that authority if FERC subsequently determines that NRG can exercise market power in transmission or generation, create barriers to entry, or engage in abusive affiliate transactions. In addition, NRG's market-based sales are subject to certain market behavior rules, and if any of NRG's generating and power marketing companies were deemed to have violated those rules, they are subject to potential disgorgement of profits associated with the violation and/or suspension or revocation of their market-based rate authority. If NRG's generating and power marketing companies were to lose their market-based rate authority, such companies would be required to obtain FERC's acceptance of a cost-of-service rate schedule and could become subject to the accounting, record-keeping, and reporting requirements that are imposed on utilities with cost-based rate schedules. This could have a material adverse effect on the rates NRG charges for power from its facilities.

The Company's generation assets are also subject to the reliability standards promulgated by the designated Electric Reliability Organization (currently NERC) and approved by FERC. If NRG fails to comply with the mandatory reliability standards, NRG could be subject to sanctions, including substantial monetary penalties and increased compliance obligations. NRG is also affected by legislative and regulatory changes, as well as changes to market design, market rules, tariffs, cost allocations, and bidding rules that occur in the existing ISOs. The ISOs that oversee most of the wholesale power markets impose, and in the future may continue to impose, mitigation, including price limitations, offer caps, non-performance penalties and other mechanisms to address some of the volatility and the potential exercise of market power in these markets. These types of price limitations and other regulatory mechanisms may have a material adverse effect on the profitability of NRG's generation facilities that sell energy and capacity into the wholesale power markets.

The regulatory environment is subject to significant changes due to state and federal policies affecting wholesale and retail competition and the creation of incentives for the addition of large amounts of new renewable and nuclear generation and, in some cases, transmission. These changes are ongoing, and the Company cannot predict the future design of the wholesale power markets or the ultimate effect that the changing regulatory environment will have on NRG's business. In addition, in some of these markets, interested parties have proposed material market design changes. If competitive restructuring of the electric power markets is reversed, discontinued, or delayed, the Company's business prospects and financial results could be negatively impacted. In addition, there have been a number of reforms to the regulation of the derivatives markets, both in the United States and internationally. These regulations, and any further changes thereto, or adoption of additional regulations, including any regulations relating to position limits on futures and other derivatives or margin for derivatives, could negatively impact NRG's ability to hedge its portfolio in an efficient, cost-effective manner by, among other things, potentially decreasing liquidity in the forward commodity and derivatives markets or limiting NRG's ability to utilize non-cash collateral for derivatives transactions.

NRG's business may be affected by interference in the competitive wholesale marketplace.

NRG's generation and competitive retail operations rely on a competitive wholesale marketplace. The competitive wholesale marketplace may be impacted by out-of-market subsidies, imports of power from Canada, renewable mandates or subsidies, mandates to sell power below its cost of acquisition and associated costs as well as out-of-market payments to new or existing generators. These out-of-market subsidies to existing or new generation undermine the competitive wholesale marketplace, which can lead to premature retirement of existing facilities, including those owned by the Company. If these measures continue, capacity and energy prices may be suppressed, and the Company may not be successful in its efforts to insulate the competitive market from this interference. The Company's retail operations may be materially impacted by rules or regulations that allow regulated utilities to participate in competitive retail markets or own and operate facilities that could be provided by competitive market participants.

Additions or changes in tax laws and regulations could potentially affect the Company's financial results or liquidity.

NRG is subject to various types of tax arising from normal business operations in the jurisdictions in which the Company operates. Any additions or changes to tax legislation, or their interpretation and application, including those with retroactive effect, could have a material adverse effect on NRG's financial condition and results of operations, including income tax provision and accruals reflected in the consolidated financial statements. For example, in July 2025, the One Big Beautiful Bill Act was signed into law. To date, the law has not had a materially adverse effect on the Company's operations; however, revisions or new interpretations of the law may impact its future financial condition. Further, the Company is subject to a 15% corporate alternative minimum tax as a result of the Inflation Reduction Act. The CAMT may lead to volatility in the

Company's cash tax payment obligations, particularly if final Treasury regulations substantially depart from proposed regulations and interim guidance, especially with regard to the treatment of commodity or currency variability resulting from potential changes in the fair value of derivative instruments. The Company continuously monitors and assesses proposed tax legislation that could negatively impact its business.

The Capacity Performance product into the PJM market could lead to substantial changes in capacity income and non-performance penalties, which could have a material adverse effect on NRG's results of operations, financial condition and cash flows.

PJM operates a pay-for-performance model where capacity payments are modified based on real-time generator performance. Capacity market prices are sensitive to design parameters, as well as additions of new capacity. NRG may experience substantial changes in capacity income and incur non-performance penalties, which could have a material adverse effect on NRG's results of operations, financial condition and cash flows.

NRG is subject to environmental laws that impose extensive and increasingly stringent requirements on the Company's ongoing operations, as well as potentially substantial liabilities arising out of environmental contamination. These environmental requirements and liabilities could adversely impact NRG's results of operations, financial condition and cash flows.

NRG is subject to the environmental laws of foreign and U.S., federal, state and local authorities. The Company must comply with numerous environmental laws and obtain numerous governmental permits and approvals to build and operate the Company's plants. Should NRG fail to comply with any environmental requirements that apply to its operations, the Company could be subject to administrative, civil and/or criminal liability and fines, and regulatory agencies could take other actions seeking to curtail the Company's operations. In addition, when new requirements take effect or when existing environmental requirements are revised, reinterpreted or subject to changing enforcement policies, NRG's business, results of operations, financial condition and cash flows could be adversely affected.

NRG's businesses are subject to physical, market and economic risks relating to potential effects of climate change, and policies to regulate GHG emissions and mitigate climate change which could adversely impact NRG's results of operations, financial condition and cash flows.

Fluctuations in weather and other environmental conditions, including temperature and precipitation levels, may affect consumer demand for electricity or natural gas. In addition, the potential physical effects of climate change, such as increased frequency and severity of storms, floods and other climatic events, could disrupt NRG's operations and supply chain, and cause it to incur significant costs in preparing for or responding to these effects. These or other changes in climate could lead to increased operating costs or capital expenses. NRG's customers may also experience the potential physical impacts of climate change and may incur significant costs in preparing for or responding to these efforts, including changing the fuel mix and resiliency of their energy solutions and supply.

The contribution of climate change to the frequency or intensity of weather-related events could affect NRG's operations and planning process. Climate change could also affect the availability of a secure and economical supply of water in some locations, which is essential for the continued operation of NRG's generation plants. NRG monitors water supply risk carefully. If it is determined that a water supply risk exists that could impact projected generation levels at any plant, risk mitigation efforts are identified and evaluated for implementation.

Further, demand for NRG's energy-related services could be similarly impacted by consumers' preferences or market or regulatory factors favoring energy efficiency, lower carbon energy sources or reduced electricity or natural gas usage.

The Company's ability to achieve its GHG emissions reduction targets depends on many factors, including the ability to retire high emitting assets, ability to reduce emissions based on technological advances and innovation, and ability to source energy from less carbon intense resources. In addition, any future decarbonization efforts may increase costs, or NRG may otherwise be limited in its ability to apply them. The cost associated with NRG's GHG emissions reduction goals could be significant. Failure to achieve the Company's emissions targets could result in a negative impact on access to and cost of capital, changing investor sentiment regarding investment in the Company or reputation harm.

Enhanced data privacy and data protection laws and regulations, or any non-compliance with such laws and regulations, could adversely affect NRG's business and financial results.

The consumer privacy landscape continues to experience momentum for greater privacy protection and reform at the state and federal level in response to precedents set forth by the Personal Information Protection and Electronic Documents Act (the "PIPEDA") of Canada and the California Consumer Privacy Act (the "CCPA"). The development and evolving nature of domestic and international privacy regulation and enforcement could impact and potentially limit how NRG collects, processes, discloses and stores personally identifiable information. California residents have increased access rights (including the right to limit the use, right of data deletion and correction and right of non-disclosure of sensitive personal information), which are enforced by a new state privacy regulator, resulting in more scrutiny of business practices and disclosures. Additional states including Virginia, Utah, Connecticut, Colorado, Nevada, Texas, New Hampshire, Nebraska and Maryland have similarly adopted enhanced data privacy legislation and patterned after the standards set forth by CCPA, including broader data access rights, with several states going a step further requiring businesses to perform data protection assessments for a variety of processing activities. The Company is also bound by contractual requirements relating to privacy and data protection, and may agree to additional contractual requirements addressing these matters from time to time. In addition, Canadian data protection laws, PIPEDA, and the privacy laws of certain Canadian provinces who have promulgated more onerous data protection laws than PIPEDA, apply to the Company's business in Canada.

As new laws and regulations are created, amended or expanded, requiring businesses to implement processes to enable customers access to their data and enhanced data protection and management standards, NRG cannot forecast with any certainty the impact that they may have on the Company's business; however, it is possible the Company may find it necessary or desirable to change certain of its business practices or to expend resources to modify its home products and services and otherwise adapt to these changes. It is possible that the Company may be unable to make such changes and modifications in a commercially reasonable manner or at all, and its ability to develop new home services and features could be limited. Any non-compliance with laws may result in proceedings or actions against the Company by governmental entities or individuals. Moreover, any inquiries or investigations, government penalties or sanctions, or civil actions by individuals may be costly to comply with, resulting in negative publicity, increased operating costs, significant management time and attention, and may lead to remedies that harm the business, including fines, demands or orders that existing business practices be modified or terminated.

NRG's retail operations and smart home services are subject to changing rules and regulations that could have a material impact on the Company's profitability.

The competitiveness of NRG's retail operations partially depends on regulatory policies that establish the structure, rules, terms and conditions upon which services are offered to retail customers. These policies can include, among other things, controls on the retail rates that NRG can charge, the imposition of additional costs on sales, restrictions on the Company's ability to sell certain types of products or ability to obtain new customers through various marketing channels and disclosure requirements. The Company's retail operations may be materially impacted by rules or regulations that allow regulated utilities to participate in competitive retail markets or own and operate facilities that could be provided by competitive market participants. Additionally, state, federal or provincial imposition of net metering or RPS programs can make it more or less expensive for retail customers to supplement or replace their reliance on grid power.

The Company's retail and smart home services focus on transactions with residential customers, subjecting them to a variety of laws, regulations and licensing requirements governing interactions with residential consumers, including those pertaining to privacy and data security, telemarketing, in-person solicitations, online marketing, consumer financial and credit transactions, home improvements, warranties and door-to-door solicitation. In certain jurisdictions, the Company is required to obtain licenses or permits to comply with standards governing marketing and sales efforts, installation of equipment or servicing of customers and monitoring station employee selection and training. Increased regulation of matters relating to interactions with residential consumers could require modification to the Company's retail and smart home services operations and the incurrence of additional expenses. Further, any expansion of the scope of products or services into new markets may require additional licenses and expenditures to otherwise maintain compliance with additional laws, regulations or licensing requirements. These laws and regulations, as well as their interpretation, and any new laws, regulations or licensing requirements could negatively affect the Company's ability to acquire new residential customers. Any of these measures could increase costs for providing, or reduce customer satisfaction with respect to, retail and smart home services.

The Federal Trade Commission ("FTC") and the Federal Communications Commission have issued regulations that restrict direct-to-home marketing, telemarketing, email marketing and other sales practices, including limitations on methods of communication, requirements to maintain a "do not call" list, cancellation rights and required training for personnel to comply with these restrictions. Any noncompliance, or alleged noncompliance, of applicable regulations by the Company, third-party vendors used for marketing, telemarketing or lead generation activities or independent, third-party authorized dealers of retail or smart home services could result in private rights of actions or enforcement actions for civil or criminal penalties. Changes in regulations or interpretations that further restrict lead generating activities also could result in a reduction in the number of new retail or smart home services customers.

The Company's retail and smart home businesses expose it to risks of liability for the acts or omissions of its employees, including with respect to sales practices.

Activities in connection with sales efforts by employees, independent contractors, and other agents, including predatory door-to-door sales tactics and fraudulent misrepresentations, have in the past subjected it to, and could in the future subject the Company to, governmental investigations and class action lawsuits for, among others, false advertising and deceptive trade practice damage claims. Any litigation or regulatory proceedings resulting from such activities could adversely impact the Company's business, financial condition, results of operations, and cash flows.

The Company is subject to various risks in connection with Vivint Smart Home's ongoing settlement administration process involving the FTC, and may be subject to other FTC actions in the future.

In 2021, Vivint Smart Home entered into a settlement with the FTC where Vivint Smart Home agreed to implement various compliance-related measures and pay a penalty or fine. The settlement required an initial assessment and thereafter biennial assessments by an independent third-party assessor of Vivint Smart Home's compliance programs and for the assessor to provide a report to the FTC staff on ongoing compliance with the settlement. Although Vivint Smart Home took action to enhance its compliance programs, these and other measures that the Company may take in the future may not be successful. If any assessments identify deficiencies in the Company's efforts to comply, and should the FTC determine that Vivint Smart Home is not in full compliance with the settlement, the FTC could take further action, such as seeking judicial remedies for any noncompliance, and Vivint Smart Home could be subject to additional sanctions, fines, penalties and restrictions on its smart home operations. In addition, the filing of an application with the court for noncompliance with the settlement could lead to regulatory actions by other agencies or private litigation, which could impact Vivint Smart Home's ability to obtain regulatory approvals necessary to carry out present or future plans and operations, and result in negative publicity.

The Company's international operations are exposed to political and economic risks, commercial instability and events beyond the Company's control in the countries in which it operates, which risks may negatively impact the Company's business.

The Company's international operations depend on products manufactured, purchased and sold in the U.S. and internationally. In some cases, these countries have greater political and economic volatility and greater vulnerability to infrastructure labor, and supply chain disruptions than in NRG's other markets. Operating a business in a number of different regions and countries exposes the Company to a number of risks, including: imposition of burdensome tariffs or quotas, multiple and potentially conflicting laws, regulations and policies that are subject to change, imposition of currency restrictions on repatriation of earnings or other restraints, national and international conflict, including terrorist acts and political and economic instability or civil unrest that may severely disrupt economic activity in affected countries and result in increased cost. The occurrence of one or more of these events may negatively impact the Company's business, results of operations and financial condition.

Rates and terms for service of certain residential and commercial customers in Alberta are subject to regulatory review and approval.

The Company owns Direct Energy Regulated Services, which serves as a regulated rate supplier for residential and commercial energy customers in portions of the province of Alberta. It is required to engage in regulatory approval proceedings as a part of the process of establishing the terms and rates for sales of power and natural gas. These proceedings typically involve multiple parties, including governmental bodies and officials, consumer advocacy groups and various consumers of energy, who have differing concerns but also have the common objective of limiting rate increases or even reducing rates. Decisions are subject to appeal, potentially leading to additional uncertainty associated with the approval proceedings. The potential duration of such proceedings creates a risk that rates ultimately approved by the applicable regulatory body may not be sufficient for the Company to recover its costs by the time the rates become effective. Established rates are also subject to subsequent reviews by regulators, whereby various portions of rates could be adjusted, subject to refund or disallowed. In certain instances, the Company could agree to negotiated settlements related to various rate matters and other cost recovery elements. These settlements are subject to regulatory approval. The ultimate outcome and timing of regulatory rate proceedings have a significant effect on the Company to recover its costs or earn an adequate return. In addition, subsequent legislative or regulatory action could alter the terms on which the regulated business operates and future earnings could be negatively impacted. The Company also operates a competitive energy supply business in Alberta that is not subject to rate regulation and is subject to stringent requirements to segregate operations and information relating to the competitive business from the regulated business. Failure to comply with these and other requirements on the business could subject the Company's regulated and competitive businesses in Alberta to fines, penalties, and restrictions on the ability to continue business.

Risks Related to Economic and Financial Market Conditions and the Company's Indebtedness

NRG's level of indebtedness could adversely affect its ability to raise additional capital to fund its operations or return capital to stockholders. It could also expose it to the risk of increased interest rates and limit its ability to react to changes in the economy or its industry.

NRG's substantial amount of debt could have negative consequences, including:
- increasing NRG's vulnerability to general economic and industry conditions;

- requiring a substantial portion of NRG's cash flow from operations be used to pay principal and interest on its indebtedness, which reduces NRG's ability to pay dividends or fund its operations, capital expenditures and future business opportunities;
- limiting NRG's ability to enter into long-term power sales or fuel purchases, which require credit support;
- adversely impacting NRG's credit rating, which could increase borrowing costs;
- limiting NRG's ability to obtain additional financing for working capital, including collateral postings, capital expenditures, debt service requirements, acquisitions and general corporate purposes;
- limiting NRG's ability to adjust to changing market conditions and placing it at a competitive disadvantage compared to its competitors, who may have less debt; and
- exposing NRG to the risk of increased interest rates because certain of its borrowings are at variable rates of interest.

The Company's debt agreements contain financial and other restrictive covenants that may limit the Company's ability to return capital to stockholders, including by paying dividends, or otherwise engage in activities that may be in its long-term best interests. NRG's failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of such indebtedness, which in turn could cause a cross default to NRG's other indebtedness. NRG's assets and available cash balances may not be sufficient to fully repay all outstanding indebtedness if accelerated upon an event of default. If NRG is unable to repay, refinance, or restructure its indebtedness as required, or amend the covenants contained in those agreements, the lenders or other creditors may be entitled to obtain a lien or institute foreclosure proceedings against its assets, which could have a material adverse effect on its business, results of operations and financial condition. In addition, the Company's Revolving Credit Facility and sustainability-linked bonds include a sustainability-linked metric, which could result in increased interest expense for the Company if the sustainability metrics set forth therein are not achieved. Furthermore, financial and other restrictive covenants contained in any subsidiary or project level debt may limit the ability of NRG to receive distributions from such subsidiary.

In addition, NRG's ability to arrange financing, either at the corporate level, a non-recourse project-level subsidiary or otherwise, and the costs of such capital are dependent on numerous factors, including: general economic and capital market conditions, credit availability from banks and other financial institutions, investor confidence in NRG, its partners and the regional wholesale power markets, NRG's financial performance and the financial performance of its subsidiaries, NRG's level of indebtedness and compliance with covenants in debt agreements, maintenance of acceptable credit ratings, cash flow and provisions of tax and securities laws that may impact raising capital.

NRG's ability to meet its payment obligations under its debt agreements is dependent on its ability to generate significant cash flows or obtain additional capital in the future. This, to some extent, is subject to market, economic, financial, competitive, legislative, and regulatory factors as well as other factors that are beyond its control. NRG may not be successful in obtaining additional capital for these or other reasons. The failure to obtain additional capital on terms acceptable to NRG, or at all, from time to time may have a material adverse effect on its business and operations.

NRG's outstanding preferred stock is senior to its common stock, and a failure to pay dividends on its preferred stock will prohibit the payment of dividends on its common stock.

NRG has outstanding 650,000 shares of Series A Preferred Stock, with a $1,000 liquidation preference per share. The Series A Preferred Stock is senior to NRG's common stock in right of payment of dividends and other distributions and could adversely affect NRG's ability to declare or pay dividends or distributions on its common stock. In the event of NRG's voluntary or involuntary liquidation, winding-up or dissolution, the holders of Series A Preferred Stock must receive their $1,000 per share, plus accumulated but unpaid dividends, prior to any distributions to holder of common stock. NRG must be current on dividends payable to holders of Series A Preferred Stock before any dividends can be paid on its common stock.

Whenever dividends on any shares of Series A Preferred Stock have not been declared and paid for the equivalent of three or more dividend payments, whether or not for consecutive dividend periods, the number of directors on the Company's Board of Directors will be increased by two, and the holders of Series A Preferred Stock will have the right to elect two members of the Company's Board of Directors to fill such newly created openings.

Goodwill and other intangible assets that NRG has recorded in connection with its acquisitions are subject to impairment evaluations and, as a result, the Company could be required to write off some or all of this goodwill and other intangible assets, which may adversely affect the Company's financial condition and results of operations.

Goodwill is not amortized but is reviewed annually or more frequently for impairment. Other intangibles are also reviewed at least annually or more frequently, if certain conditions exist, and are amortized. Any reduction in or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect NRG's reported results of operations and financial position in future periods.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K of NRG Energy, Inc., or NRG or the Company, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. The words "believes," "projects," "anticipates," "plans," "expects," "intends," "estimates," "should," "forecasts," "targets," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause NRG's actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors, risks and uncertainties include the factors described under Item 1A — *Risk Factors* and the following:

- NRG's ability to obtain and maintain retail market share;

- General economic conditions, changes in the wholesale power and gas markets and fluctuations in the cost of fuel;

- Volatile power and gas supply costs and demand for power and gas, including the impacts of weather;

- The imposition of tariffs and escalation of international trade disputes, and any inflationary impacts resulting therefrom;

- The inability of the Company to realize expected benefits from the integration of LSP Portfolio's assets and businesses;

- Hazards customary to the power production industry and power generation operations, such as fuel and electricity price volatility, unusual weather conditions, catastrophic weather-related or other damage to facilities, unscheduled or forced generation outages, maintenance or repairs, unanticipated changes to fuel supply costs or availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission or gas pipeline system constraints and the possibility that NRG may not have adequate insurance to cover losses as a result of such hazards;

- The effectiveness of NRG's risk management policies and procedures and the ability of NRG's counterparties to satisfy their financial commitments;

- NRG's ability to enter into contracts to sell power or gas and procure fuel on acceptable terms and prices;

- NRG's ability to successfully integrate, realize cost savings and manage any acquired businesses;

- NRG's ability to engage in successful acquisitions and divestitures, as well as other mergers and acquisitions activity;

- NRG's, and its counterparties', ability to successfully complete the development and construction of new generation facilities and projects in a timely and cost effective manner;

- Cyber terrorism and cybersecurity risks, data breaches or the occurrence of a catastrophic loss and the possibility that NRG may not have sufficient insurance to cover losses resulting from such hazards or the inability of NRG's insurers to provide coverage;

- Operational and reputational risks related to the use of AI and the adherence to developing laws and regulations related to the use of AI;

- Counterparties' collateral demands and other factors affecting NRG's liquidity position and financial condition;

- NRG's ability to operate its businesses efficiently and generate earnings and cash flows from its asset-based businesses in relation to its debt and other obligations;

- The liquidity and competitiveness of wholesale markets for energy commodities;

- Changes in law, including judicial and regulatory decisions;

- Government regulation, including changes in market rules, rates, tariffs and environmental laws;

- NRG's ability to develop and innovate new products, as retail and wholesale markets continue to change and evolve;

- Price mitigation strategies and other market structures employed by ISOs or RTOs that result in a failure to adequately and fairly compensate NRG's generation units;

- NRG's ability to borrow funds and access capital markets, as well as NRG's substantial indebtedness and the possibility that NRG may incur additional indebtedness in the future;

- Operating and financial restrictions placed on NRG and its subsidiaries that are contained in NRG's corporate credit agreements, and in debt and other agreements of certain of NRG subsidiaries and project affiliates generally;

- NRG's ability to implement its strategy of finding ways to meet the challenges of climate change, clean air and protecting natural resources, while taking advantage of business opportunities;

- NRG's ability to increase cash from operations through operational and market initiatives, corporate efficiencies, asset strategy, and a range of other programs throughout NRG to reduce costs or generate revenues;

- NRG's ability to successfully evaluate investments and achieve intended financial results in new business and growth initiatives; and

- NRG's ability to develop and maintain successful partnering relationships as needed.

In addition, unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements speak only as of the date they were made and NRG undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as otherwise required by applicable laws. The foregoing factors that could cause NRG's actual results to differ materially from those contemplated in any forward-looking statements included in this Annual Report on Form 10-K should not be construed as exhaustive.

Item 1B — Unresolved Staff Comments

None.

Item 1C — Cybersecurity

Risk Management and Strategy

The Company leverages a comprehensive, multi-tiered cybersecurity strategy to manage cybersecurity risk based on criteria established by the NIST Cybersecurity Framework. As part of its cybersecurity strategy, the Company utilizes a range of industry and regulatory standards including, but not limited to, NERC-CIP, Payment Card Industry Data Security Standard, and IoT Security Assurance Framework. Compliance with NERC-CIP standards is mandated for entities involved in power generation, transmission, and distribution by regulatory bodies responsible for protecting critical infrastructure within the United States. NRG engages certified external assessors to ensure compliance with these standards.

The Company's strategy seeks to align underlying processes not only with industry standards but also takes into account best practices among peer organizations. The strategy helps ensure a standardized method across all activities at NRG that is designed to allow for consistent recognition, assessment and potential mitigation of significant cybersecurity risks. To further the strategy, the Company established the NRG Cybersecurity Integration Center ("CIC") which is composed of experienced team members from across cybersecurity disciplines with relevant educational and industry experience. The CIC provides the following functions to the Company: cyber governance, operations, detection and response, engineering, testing, cyber risk management (including third-party risks), compliance, training and awareness, and reporting. The CIC utilizes advanced continuous monitoring systems and investigative techniques for real-time threat detection. The systematic monitoring approach allows for risk classification and prioritization based on potential impacts, and facilitates targeted resource allocation according to risk severity. The Company conducts regular penetration testing to proactively identify vulnerabilities and enhance its defense measures. The Company engages third-party assessors to gain comprehensive insights into its cyber risk profile.

The Company relies on third-party service providers in the normal course of business. The Company has established a comprehensive approach to identify and manage cybersecurity risks associated with providers including, but not limited to, rigorous due diligence and assessments of third-party service providers' cybersecurity protocols before engagement, requirements relating to information handling, incident notification and assessment against the Company's cybersecurity requirements. Furthermore, the Company has implemented additional control measures and procedures in business processes designed to enable continuous risk identification and assessment, and to support monitoring mechanisms to oversee and manage supplier cybersecurity practices.

As of December 31, 2025, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to have a material effect on NRG's business strategy, results of operations and financial condition. Despite efforts to maintain processes which mitigate cybersecurity risks, there is no guarantee that such risks may not have a material effect on NRG's business strategy, results of operations, and financial condition in the future. For additional information on cybersecurity risks the Company may face, see Item 1A — Risk Factors – *"The operation of the Company's businesses is subject to advanced persistent cyber-based security threats and integrity risk. Attacks on NRG's infrastructure that breach cyber/data security measures could expose the Company to significant liabilities, reputational damage, regulatory action, and disrupt business operations, which could have a material adverse effect"*.

Governance

Management

The Chief Information Security Officer ("CISO") is the head of cybersecurity for the Company and leads the CIC. The CISO has decades of professional experience, education, and certification in security analysis, design, implementation, and management, with a particularly strong background in technical vulnerability assessment, threat intelligence, and cybersecurity program development. Throughout their career, the CISO has overseen cybersecurity efforts across a range of roles, including responsibility for critical infrastructure protection in the energy and utility sectors.

At least twice per year, the CISO provides comprehensive updates to the Board of Directors on cybersecurity and any recent developments impacting the Company. These updates include, among other items:

- Incident reports and developments from any cybersecurity events;
- Current cybersecurity landscape and emerging cybersecurity threats, with a particular emphasis on Company and industry-specific threats; and
- Status of ongoing initiatives to strengthen the Company's cybersecurity program.

In addition, the CISO regularly informs other members of senior management, including the President and CEO, of all aspects related to cybersecurity risks and incidents. This is intended to ensure that the highest levels of management remain updated on the cybersecurity risk preparedness and potential risks facing the Company. Furthermore, significant cybersecurity matters and strategic risk management decisions are escalated to the Board of Directors ensuring that they have comprehensive oversight and can provide guidance on critical cybersecurity issues.

In preparation for a potential cybersecurity incident, the Company has implemented structured processes and procedures aligned with the NIST framework. This framework provides a foundation for a systematic and consistent approach to preparing for, identifying, containing, eradicating, and recovering from incidents. The effectiveness of these protocols is routinely assessed through tabletop exercises involving relevant teams and Company leadership. In accordance with the Company's process and procedures, incidents which may have a material impact on the Company are promptly referred to senior leadership and the Board of Directors for review and appropriate determination.

Board of Directors

The Board of Directors is primarily responsible for the risk oversight of the Company, and has delegated primary oversight of risks related to cybersecurity to the Finance and Risk Management ("FARM") Committee of the Board. The FARM Committee regularly reports on its activities to the Board of Directors after each meeting. The FARM Committee, as well as the overall Board of Directors, is composed of members with diverse expertise, including risk management, incident response and technology. The Board of Directors is aware of the critical nature of managing risks associated with cybersecurity threats and has worked with the Company's management to establish comprehensive oversight mechanisms to help ensure effective cybersecurity governance.

The FARM Committee and the Board of Directors receive updates on any significant developments in the cybersecurity domain, seeking to ensure that the Board of Director's oversight is proactive and responsive. The Board of Directors remains involved in ensuring that cybersecurity considerations are integrated into the Company's broader strategic objectives. Pursuant to the charter of the FARM Committee, the FARM Committee's responsibilities include an annual review of the Company's cybersecurity program and the effectiveness of its risk management strategies. This review is intended to help identify areas for improvement and ensure the alignment of cybersecurity efforts with the overall risk management framework.

Item 2 — Properties

Listed below are descriptions of NRG's interests in facilities, operations and/or projects owned as of December 31, 2025. The rated MW capacity figures provided represent nominal summer MW capacity of power generated. Net MW capacity is adjusted for the Company's owned interest as of December 31, 2025. The Company believes its existing facilities, operations and/or projects are suitable for the conduct of its business and sufficient to support its current operations. The following table summarizes NRG's power production and cogeneration facilities by region:

Name of Facility	Power Market	Plant Type	Primary Fuel	Location	Rated MW Capacity[a]	Net MW Capacity[b]	% Owned
Texas							
Cedar Bayou	ERCOT	Fossil	Natural Gas	TX	1,495	1,495	100.0
Cedar Bayou 4	ERCOT	Fossil	Natural Gas	TX	504	252	50.0
Chamon	ERCOT	Fossil	Natural Gas	TX	92	92	100.0
Greens Bayou	ERCOT	Fossil	Natural Gas	TX	327	327	100.0
Limestone	ERCOT	Fossil	Coal	TX	1,688	1,688	100.0
Port Comfort	ERCOT	Fossil	Natural Gas	TX	84	84	100.0
San Jacinto	ERCOT	Fossil	Natural Gas	TX	160	160	100.0
SJRR	ERCOT	Fossil	Natural Gas	TX	90	90	100.0
Texas Gulf Sulphur (Wharton)	ERCOT	Fossil	Natural Gas	TX	75	75	100.0
T.H. Wharton	ERCOT	Fossil	Natural Gas	TX	1,002	1,002	100.0
Victoria	ERCOT	Fossil	Natural Gas	TX	288	288	100.0
Victoria Port II	ERCOT	Fossil	Natural Gas	TX	86	86	100.0
W.A. Parish	ERCOT	Fossil	Coal	TX	2,514	2,514	100.0
W.A. Parish	ERCOT	Fossil	Natural Gas	TX	1,118	1,118	100.0
				Total Texas	**9,523**	**9,271**	
East							
Chalk Point	PJM	Fossil	Natural Gas	MD	80	80	100.0
Fisk	PJM	Fossil	Oil	IL	171	171	100.0
Indian River	PJM	Fossil	Oil	DE	16	16	100.0
Powerton[c]	PJM	Fossil	Coal	IL	1,538	1,538	100.0
Vienna	PJM	Fossil	Oil	MD	167	167	100.0
Waukegan	PJM	Fossil	Oil	IL	101	101	100.0
				Total East	**2,073**	**2,073**	
West/Other							
Gladstone		Fossil	Coal	AUS	1,613	605	37.5
Ivanpah[d]	CAISO	Renewable	Solar	CA	385	210	54.5
Midway-Sunset	CAISO	Fossil	Natural Gas	CA	226	113	50.0
Stadiums and Other		Renewable	Solar	various	4	4	100.0
				Total West/Other	**2,228**	**932**	
				Total Fleet	**13,824**	**12,276**	

(a) MW capacity of the facility without taking into account NRG ownership percentage

(b) Actual capacity, adjusted for ownership interest, can vary depending on factors including weather conditions, operational conditions, and other factors. Additionally, ERCOT and PJM require periodic demonstration of capability, and the capacity may vary individually and in the aggregate from time to time

(c) Powerton is projected to close by December 31, 2029 to comply with environmental requirements

(d) On January 17, 2025, PG&E filed an advice letter to the CPUC seeking approval of a termination agreement between the utility and Solar Partners II, LLC and Solar Partners VIII, LLC, which include NRG's ownership interests. On December 4, 2025, the CPUC rejected the contract termination agreement

NRG owns several real properties and facilities related to its generation assets, interest in construction projects, other vacant real property unrelated to its generation assets, and properties not used for operational purposes. NRG believes it has satisfactory title to its plants and facilities in accordance with standards generally accepted in the electric power industry, subject to exceptions that, in the Company's opinion, would not have a material adverse effect on the use or value of its portfolio.

NRG leases its operational and corporate headquarters in Houston, Texas, its financial and commercial corporate offices in Princeton, New Jersey, its smart home corporate offices in Provo and Lehi, Utah, as well as its retail operations offices, smart home monitoring stations, call centers, warehouses and various other office space.

Item 3 — Legal Proceedings

See Item 15 — Note 22, *Commitments and Contingencies* and Note 23, *Regulatory Matters* to the Consolidated Financial Statements for discussion of the material legal proceedings to which NRG is a party.

Item 4 — Mine Safety Disclosures

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K (17 CFR 229.104) is included in Exhibit 95.1 to this Form 10-K.

Item 5 — Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders

NRG's common stock trades on the New York Stock Exchange and the NYSE Texas under the symbol "NRG". NRG's authorized capital stock consists of 500,000,000 shares of common stock and 10,000,000 shares of preferred stock. A total of 25,000,000 shares of the Company's common stock are authorized for issuance under the NRG LTIP, and a total of 17,500,000 shares of common stock are authorized for issuance under the Vivint LTIP. For more information about the LTIPs, refer to Item 12 — S*ecurity Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters* and Item 15 — Note 20, *Stock-Based Compensation*, to the Consolidated Financial Statements.

As of January 31, 2026, there were 13,562 common stockholders of record.

The Company's long-term capital allocation framework targets to return approximately 80% of excess cash to shareholders and invest 20% in growth initiatives, after debt reduction. The Company expects to return the capital to shareholders through share repurchases and dividends on its common stock.

In 2025, the Company increased the annual dividend on its common stock to $1.76 per share, representing an 8% increase from 2024. Consistent with its capital allocation framework, the Company further increased the annual dividend on its common stock by 8% to $1.90 per common share beginning in the first quarter of 2026. The long-term capital allocation policy targets an annual dividend growth rate of 7-9% per common share.

Issuer Purchases of Equity Securities

NRG engages in share repurchase programs with the goal of returning excess cash to shareholders. The share repurchase plan permits the execution of the plan through open-market purchases, private transactions, accelerated share repurchases and other similar transactions. The timing, price and volume of repurchases is based on a number of factors, including available capital, market conditions, and compliance with associated laws and regulations.

The Company is actively repurchasing shares under its existing $3.7 billion share repurchase program, which began in 2023. On October 16, 2025, the Board of Directors authorized an additional share repurchase program of up to $3.0 billion, to be executed through 2028. For further information regarding share repurchases, see Item 15 — Note 15**,** *Capital Structure* in this Annual Report on Form 10-K.

The table below sets forth the information with respect to purchases made by or on behalf of NRG or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Exchange Act) of NRG's common stock during the quarter ended December 31, 2025:

For the three months ended December 31, 2025	Total Number of Shares Purchased[a]	Average Price Paid per Share[b]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)[c][d]
Month #1				
(October 1, 2025 to October 31, 2025)	772,500	$ 167.41	772,500	$ 3,525
Month #2				
(November 1, 2025 to November 30, 2025)	701,166	$ 166.92	701,166	$ 3,408
Month #3				
(December 1, 2025 to December 31, 2025)	623,463	$ 162.29	623,463	$ 3,307
Total at December 31, 2025	2,097,129	$ 165.72	2,097,129	

(a) Consists of share repurchases made under the $3.7 billion share repurchase authorization
(b) The average price paid per share excludes excise taxes owed and commissions per share paid in connection with the open market share repurchases
(c) Includes commissions paid in connection with the open market share repurchases
(d) Includes the additional share repurchase program of up to $3.0 billion authorized by the Board of Directors on October 16, 2025

Stock Performance Graph

The performance graph below compares the cumulative total stockholder return on NRG's common stock for the period December 31, 2020 through December 31, 2025, with the cumulative total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500") and the Philadelphia Utility Sector Index ("UTY").

The performance graph shown below is being furnished and compares each period assuming that $100 was invested on December 31, 2020, in each of the common stock of NRG, the stocks included in the S&P 500 and the stocks included in the UTY, and that all dividends were reinvested.

Comparison of Cumulative Total Return



	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
NRG Energy, Inc.	$ 100.00	$ 122.43	$ 93.70	$ 158.57	$ 283.28	$ 506.68
S&P 500	100.00	129.54	106.08	133.97	167.49	197.43
UTY	100.00	120.05	120.83	109.76	132.68	155.39

Item 6 — Reserved

Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis below has been organized as follows:

- Executive Summary, including the business environment in which the Company operates, a discussion of regulation, weather, competition and other factors that affect the business, and other significant events that are important to understanding the results of operations and financial condition;

- Results of operations for the years ended December 31, 2025 and December 31, 2024, including an explanation of significant differences between the periods in the specific line items of NRG's Consolidated Statements of Operations;

- Liquidity and capital resources including liquidity position, financial condition addressing credit ratings, material cash requirements and commitments, and other obligations; and

- Critical accounting estimates that are most important to both the portrayal of the Company's financial condition and results of operations, and require management's most difficult, subjective, or complex judgments.

As you read this discussion and analysis, refer to NRG's Consolidated Statements of Operations in this Annual Report on Form 10-K, which present the results of the Company's operations for the years ended December 31, 2025 and 2024, and also refer to Item 1 — Business to this Annual Report on Form 10-K for more detail discussion about the Company's business. A discussion and analysis of fiscal year 2023 may be found in Part II, Item 7 — Management's Discussion and Analysis of

Financial Condition and Results of Operations of the Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

The following discussion and analysis also contains forward-looking statements, including, without limitation, statements relating to NRG's plans, strategies, objectives, expectations, intentions, and resources. Such forward-looking statements should be read in conjunction with the disclosures under Item 1A — *Risk Factors* of this Annual Report on Form 10-K.

Executive Summary

NRG Energy, Inc., or NRG or the Company, serves electricity, natural gas, and smart-home technology solutions to approximately 8 million residential customers (comprised of 6 million retail energy and 2 million smart home), in addition to large commercial and industrial, data center, and wholesale customers. Across North America, NRG is redefining customers' experience with energy under brand names such as NRG, Reliant, Direct Energy, Green Mountain Energy, and Vivint. As of December 31, 2025 the Company's core power and natural gas business consists of approximately 12 GW of competitive power generation, primarily in Texas, and a natural gas portfolio that serves approximately 1,900 MMDth annually.

Business Environment

The industry dynamics and external influences affecting the Company, its businesses, and the retail energy and power generation industry in 2025 and for the future medium term include:

Market Dynamics — The price of natural gas plays an important role in setting the price of electricity in many of the regions where NRG operates. Natural gas prices are driven by variables including demand from the industrial, residential, and electric sectors, productivity across natural gas supply basins, costs of natural gas production, changes in pipeline infrastructure, global liquified natural gas demand, exports of natural gas, and the financial and hedging profile of natural gas customers and producers. In 2025, the average natural gas price at Henry Hub was $3.43 per MMBtu compared to $2.27 per MMBtu in 2024, representing an increase of 51%.

NRG may experience impacts to gross margins due to significant, rapid changes in current natural gas prices, the impact those prices have on power prices, and the lag in its ability to make a corresponding adjustment to the retail rates it charges customers on term and month to month contracts. The Company hedges its load commitments in order to mitigate the impact of changes in commodity prices, and as a result, these gross margin impacts would be realized in future periods until it is able to make the corresponding adjustments to the retail customer rates.

The relative price of natural gas as compared to coal and prevailing power prices are the primary driver of coal demand. Coal commodity prices increased slightly in 2025.

Electricity Prices — The price of electricity is a key determinant of the profitability of the Company. Many variables such as the price of different fuels, weather, load growth and unit availability all coalesce to impact the final price for electricity and the Company's profitability. An increase in supply cost volatility in the competitive retail markets may result in smaller companies choosing to exit the market, which may result in further consolidation in the competitive retail space. The following table summarizes average on-peak power prices for each of the major markets in which NRG operates.

| | Average On-Peak Power Price ($/MWh) | | |
| | Year Ended December 31, | | 2025 vs 2024 |
Region	**2025**	**2024**	**Change %**
Texas			
ERCOT - Houston[a]	$ 38.04	$ 32.05	19 %
ERCOT - North[a]	36.21	30.71	18 %
East			
NY J/NYC[b]	76.55	45.25	69 %
NEPOOL[b]	75.58	46.59	62 %
COMED (PJM)[b]	46.24	31.86	45 %
PJM West Hub[b]	60.09	40.75	47 %
West			
CAISO - SP15[b]	28.56	29.95	(5)%
MISO - Louisiana Hub[b]	44.05	30.26	46 %

(a) Average on-peak power prices based on real time settlement prices as published by the respective ISOs
(b) Average on-peak power prices based on day-ahead settlement prices as published by the respective ISOs

Load Growth — The electric industry is expected to experience a surge in demand driven primarily by new manufacturing, industrial and data center facilities (inclusive of GenAI). The U.S. Energy Information Administration's 2023 Annual Energy Outlook, combined with external forecasts of GenAI, shows the potential for 500 TWh of incremental load across the U.S. through 2030, as compared to 2023. ERCOT's current long term load forecast shows peak demand increasing from 86 GW in 2024 to 139 GW in 2030. This load growth will require significant planning and construction of new generation and transmission.

Affordability — Rising customer bills, driven by rising regulated transmission and distribution charges along with load growth, have heightened customer and regulatory focus on energy affordability, eliciting evolving discussions regarding market design and frameworks. NRG is monitoring and seeking to address these developments through its customer-focused business strategy and public policy advocacy efforts.

Tariffs — NRG's business is affected by various macroeconomic factors, including tariffs. The U.S. has implemented, or is considering implementing, higher tariffs on imports into the U.S. Any potential increases in capital and operational expenditures may impact the Company's procurement and sourcing strategies.

Increased Awareness of, and Action to Combat, Climate Change — Diverse groups of stakeholders, including investors, asset managers, financial institutions, non-government organizations, industry coalitions, individual companies, consumer groups and academic institutions, are increasingly engaged in efforts to limit global warming in the post-industrial era to 1.5 degrees Celsius. Although federal policy in the U.S. has recently shifted towards prioritizing domestic energy production and reducing climate-related regulatory requirements, policymakers and regulators at regional, national, sub-national and local levels of government, both in the U.S. and other parts of the world, remain focused on actions to combat climate change.

NRG actively monitors climate change related developments that could impact its business and regularly engages with a diverse set of stakeholders on these issues. Such engagement helps the Company identify and pursue potential opportunities both to decarbonize its business and better serve its customers. NRG is committed to providing transparent disclosures of its climate risks and opportunities to stakeholders.

Lower Carbon Infrastructure Development — Policy mechanisms at the state and federal level, including production and investment tax credits, cash grants, loan guarantees, accelerated depreciation tax benefits, RPS, and carbon trading plans, have supported and continue to support the development of renewable generation, demand-side and smart grid, and other lower carbon infrastructure technologies. According to ERCOT, 46% of 2025 energy consumption in the ERCOT market was generated from carbon emission-free resources, with wind power contributing 24%. In addition, subsidies and incentives may contribute to increases in renewable power sources, customer awareness and preferences are shifting toward sustainable solutions. Any increase in demand for sustainable energy products from both residential and commercial customers creates opportunities for diversified product offerings in competitive retail markets.

Digitization and Customization — The electric industry is experiencing major technological changes in the way power is distributed and consumed by end-use customers. The electric grid is shifting from a centralized analog system, where power is generated from limited sources and flows in one direction, to a decentralized multidirectional system, where power can be generated from a number of distributed resources and stored or dispatched on an as-needed basis. In addition, customers are seeking new ways to engage with their power providers. Technologies like smart thermostats, smart appliances and electric vehicles are giving individuals more choice and control over their electricity usage. Power providers are starting to engage with customers who have transitioned to smart homes with new offerings, including but not limited to behind-the-meter demand response, or virtual power plant products. Companies with large customer bases in competitive marketplaces are poised to create additional engagement with customers to help further integrate their smart home into their daily lives.

Weather — Weather conditions in the regions of the U.S. in which NRG conducts business influence the Company's financial results. Weather conditions can affect the supply and demand for electricity and fuels and may also impact the availability of the Company's generating assets. Changes in energy supply and demand may impact the price of these energy commodities in both the spot and forward markets, which may affect the Company's results in any given period. Typically, demand for and the price of electricity is higher in the summer and the winter seasons, when temperatures and resultant demand are more extreme. The demand for and price of natural gas is also generally higher in the winter. However, all regions of the U.S. typically do not experience extreme weather conditions at the same time, thus NRG's operations are typically not exposed to the effects of extreme weather in all parts of its business at once.

Other Factors — A number of other factors significantly influence the level and volatility of prices for energy commodities and related derivative products for NRG's business. These factors include:

- seasonal, daily and hourly changes in demand;
- extreme peak demands;
- performance of renewable generation;
- available supply resources;
- transportation and transmission availability and reliability within and between regions;
- location of NRG's generating facilities relative to the location of its load-serving opportunities;
- procedures used to maintain the integrity of the physical electricity system during extreme conditions; and
- changes in the nature and extent of federal and state regulations.

These factors can affect energy commodity and derivative prices in different ways and to different degrees. These effects may vary throughout the country as a result of regional differences in:

- weather conditions;
- market liquidity;
- capability and reliability of the physical electricity and gas systems;
- local transportation systems; and
- the nature and extent of electricity deregulation.

Environmental Matters, Regulatory Matters and Legal Proceedings — Details of environmental matters are presented in Item 15 — Note 24, *Environmental Matters*, to the Consolidated Financial Statements and Item 1 — Business, *Environmental Matters*. Details of regulatory matters are presented in Item 15 — Note 23, *Regulatory Matters*, to the Consolidated Financial Statements and Item 1 — Business, *Regulatory Matters*. Details of legal proceedings are presented in Item 15 — Note 22, *Commitments and Contingencies*, to the Consolidated Financial Statements. Some of this information relates to costs that may be material to the Company's financial results.

Significant Events

The following significant events occurred during 2025 and through the filing date, as further described within this Management's Discussion and Analysis and the Consolidated Financial Statements:

Acquisition of LSP Portfolio

On January 30, 2026, NRG completed the acquisition of the LSP Portfolio from LS Power, pursuant to the Purchase Agreement dated as of May 12, 2025. The acquisition doubles NRG's generation capacity with the addition of 18 natural gas-fired and dual fuel facilities totaling approximately 13 GW. In addition, NRG acquired CPower, a leading demand response platform, which operates in all the country's deregulated energy markets and has more than 2,000 commercial and industrial customers. The consideration consisted of 24.25 million shares of NRG common stock and $6.4 billion in cash, plus preliminary working capital and certain other adjustments of $479 million. The Company funded the cash consideration using a portion of the net proceeds of $4.4 billion from the New Unsecured Notes and the New Secured Notes and proceeds of $2.5 billion from the Company's Revolving Credit Facility. As part of the transaction, NRG also assumed approximately $3.2 billion of debt. For further discussion, see Item 15 — Note 4, *Acquisitions and Dispositions*.

Acquisition of Texas Generation Portfolio

On April 10, 2025, the Company acquired all of the ownership interests of six power generation facilities from Rockland Capital, LLC, adding 738 MW of natural gas-fired assets in Texas to its portfolio for $560 million in consideration, less $2 million in working capital adjustments. For further discussion, see Item 15 — Note 4, *Acquisitions and Dispositions*.

Capital Allocation

The Company is actively repurchasing shares under its existing $3.7 billion share repurchase program, which began in 2023. During the year ended December 31, 2025, the Company completed $1.3 billion of share repurchases at an average price of $129.23 per share. On October 16, 2025, the Board of Directors authorized an additional share repurchase program of up to $3.0 billion, to be executed through 2028. For further information regarding share repurchases, see Item 15 — Note 15, *Capital Structure*.

In the first quarter of 2025, NRG increased the annual common stock dividend to $1.76 from $1.63 per share, representing an 8% increase from 2024. Beginning in the first quarter of 2026, NRG increased the annual common stock dividend by 8% to

$1.90 per share. The Company expects to target an annual common stock dividend growth rate of 7-9% per share in subsequent years.

Issuance of Unsecured Notes and Secured Notes

On October 8, 2025, the Company issued $3.65 billion and $1.25 billion in aggregate principal amount of the New Unsecured Notes and New Secured Notes, respectively. The New Unsecured Notes are senior unsecured obligations of the Company and are guaranteed by its wholly-owned U.S. subsidiaries that guarantee the term loans under the Senior Credit Facility. The New Secured Notes are senior secured obligations of the Company and are guaranteed by its wholly-owned U.S. subsidiaries that guarantee the term loans under the Senior Credit Facility. For further discussion, see Item 15 — Note 12, *Long-term Debt and Finance Leases.*

Operations

Texas Development Projects

On November 20, 2025, the Company entered into the Third TEF Loan to support the development of Greens Bayou 6, which is currently under construction. Commercial operation of the 443 MW facility is expected mid-2028.

On September 26, 2025, the Company entered into the Second TEF Loan to support the development of Cedar Bayou 5, which is currently under construction. Commercial operation of the 689 MW combined cycle facility is expected mid-2028.

On July 31, 2025, the Company entered into the First TEF Loan to support the development of T.H. Wharton, which is currently under construction. Commercial operation of the 415 MW facility is expected in June 2026.

Site Development Updates

On February 13, 2025, NRG signed a strategic Project Development Agreement with GE Vernova ("GEV") and Kiewit's subsidiary, TIC, to develop and construct up to 5.4 GW of new gas-fired, combined cycle generation projects. The generation facilities will be owned and operated by NRG. Additionally, NRG has entered into slot reservation agreements with GEV for the procurement of 3.6 GW of 7HA gas turbines. The first projects under this comprehensive development agreement are expected to commence operations by the end of 2029.

Consolidated Results of Operations for the years ended December 31, 2025 and 2024

The following table provides selected financial information for the Company:

(In millions)	Year Ended December 31,		Change
	2025	2024	
Revenue			
Retail revenue	$ 29,543	$ 27,149	$ 2,394
Energy revenue[a]	590	500	90
Capacity revenue[a]	280	177	103
Mark-to-market for economic hedging activities	12	(3)	15
Contract amortization	(6)	(29)	23
Other revenues[a][b]	294	336	(42)
Total revenue	30,713	28,130	2,583
Operating Costs and Expenses			
Cost of fuel	1,195	890	(305)
Purchased energy and other cost of sales[c]	21,194	19,371	(1,823)
Mark-to-market for economic hedging activities	358	(209)	(567)
Contract and emissions credit amortization[c]	53	49	(4)
Operations and maintenance	1,568	1,607	39
Other cost of operations	393	392	(1)
Cost of operations (excluding depreciation and amortization shown below)	24,761	22,100	(2,661)
Depreciation and amortization	1,406	1,403	(3)
Impairment losses	—	36	36
Selling, general and administrative costs (excluding amortization of customer acquisition costs of $295, and $204, respectively, which are included in depreciation and amortization shown separately above)	2,602	2,345	(257)
Acquisition-related transaction and integration costs	74	30	(44)
Total operating costs and expenses	28,843	25,914	(2,929)
(Loss)/Gain on sale of assets	(25)	208	(233)
Operating Income	1,845	2,424	(579)
Other Income/(Expense)			
Equity in earnings of unconsolidated affiliates	11	20	(9)
Impairment losses on investments	(39)	(7)	(32)
Other income, net	68	44	24
Loss on debt extinguishment	(10)	(382)	372
Interest expense	(741)	(651)	(90)
Total other expenses	(711)	(976)	265
Income Before Income Taxes	1,134	1,448	(314)
Income tax expense	270	323	(53)
Net Income	$ 864	$ 1,125	$ (261)

(a) Includes realized gains and losses from financially settled transactions
(b) Includes trading gains and losses and ancillary revenues
(c) Includes amortization of SO_2 and NO_x credits and excludes amortization of RGGI credits

Gross Margin

The Company calculates gross margin in order to evaluate operating performance as revenues less cost of fuel, purchased energy and other costs of sales, mark-to-market for economic hedging activities, contract and emission credit amortization and depreciation and amortization.

Economic Gross Margin

In addition to gross margin, the Company evaluates its operating performance using the measure of economic gross margin, which is not a GAAP measure and may not be comparable to other companies' presentations or deemed more useful than the GAAP information provided elsewhere in this report. Economic gross margin should be viewed as a supplement to and not a substitute for the Company's presentation of gross margin, which is the most directly comparable GAAP measure. Economic gross margin is not intended to represent gross margin. The Company believes that economic gross margin is useful to investors as it is a key operational measure reviewed by the Company's management. Economic gross margin is defined as the sum of retail revenue, energy revenue, capacity revenue and other revenue, less cost of fuels, purchased energy and other cost of sales. Economic gross margin does not include mark-to-market gains or losses on economic hedging activities, contract amortization, emission credit amortization, depreciation and amortization, operations and maintenance, or other costs of operations.

The following tables present the composition and reconciliation of gross margin and economic gross margin for the years ended December 31, 2025 and 2024:

($ in millions, except otherwise noted)	Texas	East	West/Other	Vivint Smart Home	Corporate/ Eliminations	Total
Year Ended December 31, 2025						
Retail revenue	$ 10,896	$ 13,467	$ 3,054	$ 2,144	$ (18)	$ 29,543
Energy revenue	49	441	101	—	(1)	590
Capacity revenue	—	267	14	—	(1)	280
Mark-to-market for economic hedging activities	—	7	10	—	(5)	12
Contract amortization	—	(6)	—	—	—	(6)
Other revenue[a]	194	87	23	—	(10)	294
Total revenue	11,139	14,263	3,202	2,144	(35)	30,713
Cost of fuel	(858)	(256)	(80)	—	(1)	(1,195)
Purchased energy and other costs of sales[b][c][d]	(6,409)	(11,899)	(2,693)	(201)	8	(21,194)
Mark-to-market for economic hedging activities	(370)	1	6	—	5	(358)
Contract and emissions credit amortization	(13)	(31)	(9)	—	—	(53)
Depreciation and amortization	(374)	(148)	(32)	(810)	(42)	(1,406)
Gross margin	$ 3,115	$ 1,930	$ 394	$ 1,133	$ (65)	$ 6,507
Less: Mark-to-market for economic hedging activities, net	(370)	8	16	—	—	(346)
Less: Contract and emissions credit amortization, net	(13)	(37)	(9)	—	—	(59)
Less: Depreciation and amortization	(374)	(148)	(32)	(810)	(42)	(1,406)
Economic gross margin	$ 3,872	$ 2,107	$ 419	$ 1,943	$ (23)	$ 8,318

(a) Includes trading gains and losses and ancillary revenues

(b) Includes capacity and emissions credits

(c) Includes $3.5 billion, $247 million and $1.1 billion of TDSP expense in Texas, East, and West/Other, respectively

(d) Excludes depreciation and amortization shown separately

Business Metrics	Year Ended December 31, 2025					
	Texas	East	West/Other	Vivint Smart Home	Corporate/ Eliminations	Total
Home electricity sales volume (GWh)	38,817	15,408	2,542	—	—	56,767
Business electricity sales volume (GWh)	39,278	45,342	12,613	—	—	97,233
Home natural gas retail sales volumes (MDth)	—	51,028	73,926	—	—	124,954
Business natural gas retail sales volumes (MDth)	—	1,549,286	182,581	—	—	1,731,867
Average retail Home customer count (in thousands)[a]	2,899	2,159	650	—	—	5,708
Ending retail Home customer count (in thousands)[a]	2,860	2,122	650	—	—	5,632
Average Vivint Smart Home customer count (in thousands)[b]	—	—	—	2,327	—	2,327
Ending Vivint Smart Home customer count (in thousands)[b][c]	—	—	—	2,419	—	2,419
GWh sold	28,728	5,970	2,118	—	—	36,816
GWh generated [d]	28,728	3,722	2,118	—	—	34,568

(a) Home customer count includes recurring residential customers and community choice

(b) Vivint Smart Home includes customers that also purchase other NRG products such as electricity

(c) Vivint Smart Home includes 67 thousand Home Protection (non-Vivint) customers

(d) Includes owned and leased generation, excludes tolled generation and equity investments. Cottonwood lease ended in May 2025

($ in millions, except otherwise noted)		Year Ended December 31, 2024					
		Texas	East	West/Other	Vivint Smart Home	Corporate/ Eliminations	Total
Retail revenue	$	10,400	$ 11,247	$ 3,528	$ 1,991	$ (17)	$ 27,149
Energy revenue		41	242	229	—	(12)	500
Capacity revenue		—	156	24	—	(3)	177
Mark-to-market for economic hedging activities		—	(23)	16	—	4	(3)
Contract amortization		—	(27)	(2)	—	—	(29)
Other revenue[a]		210	114	24	—	(12)	336
Total revenue		10,651	11,709	3,819	1,991	(40)	28,130
Cost of fuel		(647)	(135)	(108)	—	—	(890)
Purchased energy and other costs of sales[b][c][d]		(6,583)	(9,579)	(3,080)	(151)	22	(19,371)
Mark-to-market for economic hedging activities		(684)	1,083	(186)	—	(4)	209
Contract and emissions credit amortization		(9)	(31)	(9)	—	—	(49)
Depreciation and amortization		(323)	(158)	(99)	(782)	(41)	(1,403)
Gross margin	$	2,405	$ 2,889	$ 337	$ 1,058	$ (63)	$ 6,626
Less: Mark-to-market for economic hedging activities, net		(684)	1,060	(170)	—	—	206
Less: Contract and emissions credit amortization, net		(9)	(58)	(11)	—	—	(78)
Less: Depreciation and amortization		(323)	(158)	(99)	(782)	(41)	(1,403)
Economic gross margin	$	3,421	$ 2,045	$ 617	$ 1,840	$ (22)	$ 7,901

(a) Includes trading gains and losses and ancillary revenues

(b) Includes capacity and emissions credits

(c) Includes $3.3 billion, $278 million and $1.2 billion of TDSP expense in Texas, East, and West/Other, respectively

(d) Excludes depreciation and amortization shown separately

Business Metrics	Texas	East	West/Other	Vivint Smart Home	Corporate/ Eliminations	Total
Home electricity sales volume (GWh)	39,353	15,229	2,355	—	—	56,937
Business electricity sales volume (GWh)	40,274	46,724	10,513	—	—	97,511
Home natural gas retail sales volumes (MDth)	—	49,927	75,898	—	—	125,825
Business natural gas retail sales volumes (MDth)	—	1,525,094	181,972	—	—	1,707,066
Average retail Home customer count (in thousands)[a]	2,940	2,165	677	—	—	5,782
Ending retail Home customer count (in thousands)[a]	2,909	2,191	648	—	—	5,748
Average Vivint Smart Home customer count (in thousands)[b]	—	—	—	2,171	—	2,171
Ending Vivint Smart Home customer count (in thousands)[b][c]	—	—	—	2,226	—	2,226
GWh sold	23,350	4,442	5,977	—	—	33,769
GWh generated[d]	23,350	2,372	5,977	—	—	31,699

(a) Home customer count includes recurring residential customers and community choice

(b) Vivint Smart Home includes customers that also purchase other NRG products such as electricity

(c) Vivint Smart Home includes 72 thousand Home Protection (non-Vivint) customers

(d) Includes owned and leased generation, excludes tolled generation and equity investments

The following table represents the weather metrics for 2025 and 2024:

Weather Metrics	Year ended December 31,			Quarter ended December 31,			Quarter ended September 30,			Quarter ended June 30,			Quarter ended March 31,		
	Texas	East	West/Other[a]	Texas	East	West/Other[a]	Texas	East	West/Other[a]	Texas	East	West/Other[a]	Texas	East	West/Other[a]
2025															
CDDs[b]	3,369	1,256	1,988	456	72	208	1,659	773	1,123	1,102	379	592	152	32	65
HDDs[b]	1,513	4,840	2,039	450	1,836	660	—	33	3	49	482	195	1,014	2,489	1,181
2024															
CDDs	3,464	1,360	2,132	461	83	251	1,714	814	1,194	1,173	431	638	116	32	49
HDDs	1,309	4,236	1,968	393	1,560	658	—	28	11	31	435	200	885	2,213	1,099
10-year average															
CDDs	3,169	1,342	1,988	318	91	177	1,719	847	1,195	1,014	362	563	118	42	53
HDDs	1,603	4,575	2,039	610	1,605	747	5	45	9	56	525	196	932	2,400	1,087

(a) The West/Other weather metrics are comprised of the average of the CDD and HDD regional results for the West - California and West - South Central regions

(b) National Oceanic and Atmospheric Administration-Climate Prediction Center - A CDD represents the number of degrees that the mean temperature for a particular day is above 65 degrees Fahrenheit in each region. A HDD represents the number of degrees that the mean temperature for a particular day is below 65 degrees Fahrenheit in each region. The CDDs/HDDs for a period of time are calculated by adding the CDDs/HDDs for each day during the period

Gross margin and economic gross margin

Gross margin decreased $119 million and economic gross margin increased $417 million, both of which include intercompany sales, during the year ended December 31, 2025, compared to the same period in 2024. The detail by segment is as follows:

Texas

	(In millions)
Higher gross margin due to the following: • an increase in net revenue of $388 million, primarily driven by changes in customer term, product and mix • a 3%, or $97 million decrease in cost to serve the retail load, driven by lower realized power prices associated with the Company's diversified supply strategy	$ 485
Lower gross margin due to a decrease in load of 1.9 TWhs, or $63 million, driven by changes in customer mix and attrition, partially offset by an increase in load of 0.4 TWhs, or $25 million attributed to weather	(38)
Other	4
Increase in economic gross margin	$ 451
Increase in mark-to-market for economic hedging primarily due to net unrealized gains/losses on open positions related to economic hedges	314
Increase in contract and emissions credit amortization	(4)
Increase in depreciation and amortization	(51)
Increase in gross margin	$ 710

East

		(In millions)
Lower gross margin due to the deactivation of Indian River Unit 4 in February 2025	$	(52)
Higher natural gas gross margin including the impact of transportation and storage contract optimization, resulting in higher net revenue rates of $1.00 per Dth, or $1.62 billion, from changes in customer term, product and mix, partially offset by higher supply cost of $0.90 per Dth, or $1.47 billion, driven by an increase in gas costs		151
Lower electric gross margin due to higher supply costs of $12.95 per MWh, or $782 million driven primarily by increases in power prices, partially offset by higher net revenue rates as a result of changes in customer term, product and mix of $10.60 per MWh, or $620 million		(162)
Higher gross margin due to an increase in generation volumes as a result of spark spread expansion in NYISO, partially offset by a decrease in average realized prices at Midwest Generation		25
Higher gross margin due to a 159% increase in PJM capacity prices and a 20% increase in NYISO capacity prices		81
Higher gross margin from demand response activities due to higher PJM auction clearing prices and curtailment events in 2025		17
Other		2
Increase in economic gross margin	$	62
Decrease in mark-to-market for economic hedging primarily due to net unrealized gains/losses on open positions related to economic hedges		(1,052)
Decrease in contract amortization		21
Decrease in depreciation and amortization		10
Decrease in gross margin	$	(959)

West/Other

		(In millions)
Lower gross margin due to the disposition of Services businesses	$	(123)
Higher electric gross margin due to lower supply costs of $11.50 per MWh, or $174 million and customer mix of $35 million, partially offset by lower revenue rates of $9.15 per MWh, or $135 million		74
Higher natural gas gross margin due to higher revenue rates of $0.15 per Dth, or $34 million, partially offset by higher supply costs of $0.10 per Dth, or $24 million		10
Lower gross margin at Cottonwood driven by the termination of the facility lease in May 2025		(142)
Lower gross margin at Cottonwood is driven by spark spread contraction, partially offset by favorable capacity pricing		(12)
Other		(5)
Decrease in economic gross margin	$	(198)
Increase in mark-to-market for economic hedges primarily due to net unrealized gains/losses on open positions related to economic hedges		186
Decrease in contract amortization		2
Decrease in depreciation and amortization		67
Increase in gross margin	$	57

	(In millions)
Higher gross margin driven by growth in customers of $112 million and higher monthly revenue rates of $0.72 per customer, or $20 million	$ 132
Lower gross margin due to a decrease in non-recurring sales revenue	(30)
Higher gross margin primarily due to an increase in home protection plan sales	14
Lower gross margin due to an increase in personnel and related support costs	(8)
Other	(5)
Increase in economic gross margin	$ 103
Increase in depreciation and amortization	(28)
Increase in gross margin	$ 75

Mark-to-market for Economic Hedging Activities

Mark-to-market for economic hedging activities includes asset-backed hedges that have not been designated as cash flow hedges. Total net mark-to-market results decreased by $552 million during the year ended December 31, 2025, compared to the same period in 2024.

The breakdown of gains and losses included in revenues and operating costs and expenses by segment is as follows:

	Year Ended December 31, 2025				
(In millions)	Texas	East	West/Other	Eliminations	Total
Mark-to-market results in revenues					
Reversal of previously recognized unrealized (gains)/ losses on settled positions related to economic hedges	$ —	$ (17)	$ 6	$ —	$ (11)
Reversal of acquired gain positions related to economic hedges	—	(1)	—	—	(1)
Net unrealized gains on open positions related to economic hedges	—	25	4	(5)	24
Total mark-to-market gains in revenues	$ —	$ 7	$ 10	$ (5)	$ 12
Mark-to-market results in operating costs and expenses					
Reversal of previously recognized unrealized (gains)/ losses on settled positions related to economic hedges[a]	$ (504)	$ (81)	$ 164	$ —	$ (421)
Reversal of acquired loss/(gain) positions related to economic hedges	51	(3)	—	—	48
Net unrealized gains/(losses) on open positions related to economic hedges	83	85	(158)	5	15
Total mark-to-market (losses)/gains in operating costs and expenses	$ (370)	$ 1	$ 6	$ 5	$ (358)

(a) Includes $(286) million, within the Texas segment, related to derivative contracts that were elected as NPNS on October 1, 2024 and are no longer valued at fair value on a recurring basis. For further discussion, see Item 15 — Note 6, *Accounting for Derivative Instruments and Hedging Activities*

(In millions)	Year Ended December 31, 2024				
	Texas	**East**	**West/Other**	**Eliminations**	**Total**
Mark-to-market results in revenues					
Reversal of previously recognized unrealized gains on settled positions related to economic hedges	$ —	$ (33)	$ (1)	$ 4	$ (30)
Reversal of acquired gain positions related to economic hedges	—	(1)	—	—	(1)
Net unrealized gains on open positions related to economic hedges	—	11	17	—	28
Total mark-to-market (losses)/gains in revenues	$ —	$ (23)	$ 16	$ 4	$ (3)
Mark-to-market results in operating costs and expenses					
Reversal of previously recognized unrealized (gains)/losses on settled positions related to economic hedges[a]	$ (663)	$ 740	$ 63	$ (4)	$ 136
Reversal of acquired loss/(gain) positions related to economic hedges	9	(5)	2	—	6
Net unrealized (losses)/gains on open positions related to economic hedges	(30)	348	(251)	—	67
Total mark-to-market (losses)/gains in operating costs and expenses	$ (684)	$ 1,083	$ (186)	$ (4)	$ 209

(a) Includes $37 million, within the Texas segment, related to derivative contracts that were elected as NPNS on October 1, 2024 and are no longer valued at fair value on a recurring basis. For further discussion, see Item 15 — Note 6, *Accounting for Derivative Instruments and Hedging Activities*

Mark-to-market results consist of unrealized gains and losses on contracts that are yet to be settled. The settlement of these transactions is reflected in the same revenue or cost caption as the items being hedged.

The reversals of acquired gain or loss positions were valued based upon the forward prices on the acquisition date.

For the year ended December 31, 2025, the $12 million gain in revenues from economic hedge positions was driven primarily by an increase in the value of open positions as a result of decreases in natural gas prices, partially offset by the reversal of previously recognized unrealized gains on contracts that settled during the period. The $358 million loss in operating costs and expenses from economic hedge positions was driven primarily by the reversal of previously recognized unrealized gains on contracts that settled during the period and a decrease in the value of open positions as a result of decreases in CAISO power prices. This was partially offset by an increase in the value of open positions as a result of increases in Northeast and ERCOT power prices.

For the year ended December 31, 2024, the $3 million loss in revenues from economic hedge positions was driven by the reversal of previously recognized unrealized gains on contracts that settled during the period, largely offset by an increase in the value of open positions as a result of decreases in New York capacity and MISO power prices. The $209 million gain in operating costs and expenses from economic hedge positions was driven primarily by the reversal of previously recognized unrealized losses on contracts that settled during the period, as well as an increase in the value of open positions as a result of increases in natural gas and Northeast power prices. This was partially offset by a decrease in the value of open positions as a result of decreases in CAISO and Alberta power prices.

In accordance with ASC 815, the following table represents the results of the Company's financial and physical trading of energy commodities for the years ended December 31, 2025 and 2024. The realized and unrealized financial and physical trading results are included in revenue. The Company's trading activities are subject to limits within the Company's Risk Management Policy.

(In millions)	Year ended December 31,	
	2025	**2024**
Trading gains		
Realized	$ 29	$ 31
Unrealized	5	1
Total trading gains	$ 34	$ 32

Operations and Maintenance Expenses

Operations and maintenance expenses are comprised of the following:

(In millions)	Texas	East	West/Other	Vivint Smart Home	Corporate	Eliminations	Total
Year Ended December 31, 2025	$ 790	$ 421	$ 81	$ 263	$ 18	$ (5)	$ 1,568
Year Ended December 31, 2024	783	364	204	254	7	(5)	1,607

Operations and maintenance expenses decreased by $39 million for the year ended December 31, 2025, compared to the same period in 2024, due to the following:

	(In millions)
Decrease due to the final property insurance claim for the extended outage at W.A. Parish received in 2025	$ (100)
Decrease driven by the expiration of the Cottonwood facility lease in May 2025	(57)
Decrease due to the disposition of Services businesses	(53)
Decrease driven by a favorable resolution of a regulatory matter in 2025	(21)
Increase in planned major maintenance expenditures associated with the scope of outages primarily in Texas and at Powerton	106
Increase driven by higher retail operations costs	27
Increase due to the acquisition of the Texas Generation Portfolio facilities in April 2025	22
Increase in variable operations and maintenance expenditures driven by higher generation at Powerton	13
Increase due to deactivation and site preparation costs associated with future development projects	11
Increase driven by higher Vivint Smart Home operations costs to support customer growth	7
Other	6
Decrease in operations and maintenance expense	$ (39)

Other Cost of Operations

Other Cost of operations are comprised of the following:

(In millions)	Texas	East	West/Other	Vivint Smart Home	Total
Year Ended December 31, 2025	$ 246	$ 135	$ 7	$ 5	$ 393
Year Ended December 31, 2024	236	136	14	6	392

Other cost of operations increased by $1 million for the year ended December 31, 2025, compared to the same period in 2024, due to the following:

	(In millions)
Increase in current year ARO cost estimates at Jewett Mine	$ 7
Decrease in property taxes driven by the expiration of the Cottonwood facility lease in May 2025	(5)
Other	(1)
Increase in other cost of operations	$ 1

Depreciation and Amortization

Depreciation and amortization expenses are comprised of the following:

(In millions)	Texas	East	West/Other	Vivint Smart Home	Corporate	Total
Year Ended December 31, 2025	$ 374	$ 148	$ 32	$ 810	$ 42	$ 1,406
Year Ended December 31, 2024	323	158	99	782	41	1,403

Depreciation and amortization expense increased by $3 million for the year ended December 31, 2025, compared to the same period in 2024, due to the following:

	(In millions)
Increase in amortization of capitalized contract costs primarily in the Vivint Smart Home segment	$ 178
Decrease in amortization driven by the expected roll off of the acquired Vivint Smart Home intangibles	(121)
Decrease in amortization due to the disposition of Services businesses	(37)
Decrease in amortization primarily due to the roll off of intangibles in Texas, East and West	(30)
Other	13
Increase in depreciation and amortization	$ 3

Impairment Losses

During the year ended December 31, 2024, the Company recorded impairment losses related to property plant and equipment and other assets of $7 million, and $29 million in the Texas and West/Other segments, respectively. Refer to Item 15 — Note 10, *Asset Impairments*, to the Consolidated Financial Statements for further discussion.

Selling, General and Administrative Costs

Selling, general and administrative costs are comprised of the following:

(In millions)	Texas	East	West/Other	Vivint Smart Home	Corporate/ Eliminations	Total
Year Ended December 31, 2025	$ 948	$ 668	$ 150	$ 809	$ 27	$ 2,602
Year Ended December 31, 2024	841	586	215	663	40	2,345

Selling, general and administrative costs increased by $257 million for the year ended December 31, 2025 compared to the same period in 2024, due to the following:

	(In millions)
Increase due to legal matters in 2025	$ 191
Increase in equity linked compensation	60
Increase in personnel costs	59
Increase in marketing and media expenses	16
Decrease in provision for credit losses primarily due to improved customer payment behavior	(42)
Decrease due to the disposition of Services businesses	(38)
Other	11
Increase in selling, general and administrative costs	$ 257

Acquisition-Related Transaction and Integration Costs

Acquisition-related transaction and integration costs of $74 million and $30 million for the years ended December 31, 2025 and 2024, respectively, include:

	As of December 31,	
(In millions)	2025	2024
LSP Portfolio acquisition costs	$ 32	$ —
Vivint Smart Home integration costs	29	23
Texas Generation Portfolio acquisition costs	5	—
Other	8	7
Acquisition-related transaction and integration costs	$ 74	$ 30

(Loss)/Gain on Sale of Assets

The (loss)/gain on sale of assets of $(25) million and $208 million recorded for the years ended December 31, 2025 and 2024, respectively, include:

(In millions)	As of December 31,	
	2025	2024
Sale of the Airtron business unit	$ —	$ 204
Loss due to the resolution of a tax matter in connection with STP sales agreement	(18)	—
Other asset sales	(7)	4
(Loss)/Gain on sale of assets	$ (25)	$ 208

Impairment Losses on Investments

During the years ended December 31, 2025 and 2024, the Company recorded impairment losses of $39 million and $7 million, respectively, on the Company's equity method investment in Gladstone generation facility.

Other Income, net

Other income, net of $68 million and $44 million recorded for the years ended December 31, 2025, and 2024, respectively, include:

(In millions)	As of December 31,	
	2025	2024
Interest income	$ 83	$ 56
Derivative losses on the Consumer Financing Program	(21)	(14)
Other	6	2
Other Income, net	$ 68	$ 44

Loss on Debt Extinguishment

The loss on debt extinguishment of $10 million and $382 million recorded for the years ended December 31, 2025, and 2024, respectively, include:

(In millions)	As of December 31,	
	2025	2024
Repurchase of a portion of the Convertible Senior Notes	$ —	$ (260)
Exchange offer for the Vivint 5.750% Senior Notes, due 2029	—	(90)
Repayment of the Vivint Senior Secured Term Loan B	—	(18)
Redemption of the Vivint 6.750% Senior Secured Notes, due 2027	—	(13)
Redemption of the 6.625% Senior Notes, due 2027	—	(1)
Other	(10)	—
Loss on Debt Extinguishment	$ (10)	$ (382)

Interest Expense

Interest expense increased by $90 million for the year ended December 31, 2025, compared to the same period in 2024, primarily due to the impact of New Unsecured Notes and the New Secured Notes to partially fund acquisition of the LSP Portfolio and a realized loss on the treasury locks in the 2025 period.

Income Tax Expense

For the year ended December 31, 2025, NRG recorded an income tax expense of $270 million on pre-tax income of $1.1 billion. For the same period in 2024, NRG recorded income tax expense of $323 million on a pre-tax income of $1.4 billion. The effective tax rate was 23.8% and 22.3% for the years ended December 31, 2025 and 2024, respectively.

For the year ended December 31, 2025, NRG's overall effective tax rate was higher than the federal statutory tax rate of 21%, primarily due to the state tax expense, partially offset by favorable permanent differences. For the same period in 2024, NRG's overall effective tax rate was higher than the federal statutory tax rate of 21%, primarily due to permanent differences and state tax expense, partially offset by tax benefits from the revaluation of deferred tax assets and decrease of certain state valuation allowances. Refer to Item 15 — Note 19, *Income Taxes*, to the Consolidated Financial Statements for further discussion.

The effective income tax rate may vary from period to period depending on, among other factors, the geographic and business mix of earnings and losses and changes in valuation allowances in accordance with ASC 740, *Income Taxes* ("ASC 740"). These factors and others, including the Company's history of pre-tax earnings and losses, are taken into account in assessing the ability to realize deferred tax assets.

Liquidity and Capital Resources

Liquidity Position

As of January 31, 2026, December 31, 2025 and 2024, NRG's liquidity, excluding collateral funds deposited by counterparties, was approximately $3.0 billion, $9.6 billion and $5.4 billion, respectively, comprised of the following:

	As of January 31,	As of December 31,	
(In millions)	2026	2025	2024
Cash and cash equivalents	$ 319	$ 4,708	$ 966
Restricted cash - operating	12	12	4
Restricted cash - reserves [a]	21	18	4
Total	352	4,738	974
Total availability under Revolving Credit Facility and collective collateral facilities[b]	2,688	4,890	4,469
Total liquidity, excluding collateral funds deposited by counterparties	$ 3,040	$ 9,628	$ 5,443

(a)   Includes reserves primarily for capital expenditures
(b)   Total capacity of Revolving Credit Facility and collective collateral facilities was $8.9 billion, $7.7 billion and $7.3 billion as of January 31, 2026, December 31, 2025 and December 31, 2024, respectively

As of December 31, 2025, total liquidity, excluding collateral funds deposited by counterparties, increased by $4.2 billion from December 31, 2024. The increase was driven by $4.9 billion of newly-issued secured and unsecured corporate debt to partially fund the acquisition of the LSP Portfolio on January 30, 2026 and to repay the $500 million aggregate principal amount of 2.000% senior secured first lien notes. As of January 31, 2026, NRG had $3.0 billion of liquidity available to continue to support its operations. Changes in cash and cash equivalent balances are further discussed under the heading *Cash Flow Discussion*. Cash and cash equivalents at December 31, 2025, were predominantly held in bank deposits.

Management believes that the Company's liquidity position and cash flows from operations will be adequate to finance operating and maintenance capital expenditures, to fund dividends, and to fund other liquidity commitments in the short and long-term. Management continues to regularly monitor the Company's ability to finance the needs of its operating, financing and investing activity within the dictates of prudent balance sheet management.

The consolidated statement of cash flows includes certain draws from, and payments to, the revolving credit facility and other credit facilities which are not eligible for net reporting. These transactions are for short term liquidity purposes.

Credit Ratings

On May 12, 2025, S&P affirmed the Company's issuer credit rating of BB and changed the rating outlook from Positive to Stable.

The following table summarizes the Company's current credit ratings:

	S&P	Moody's	Fitch
NRG Energy, Inc.	BB Stable	Ba1 Stable	BB+ Stable
Senior Secured Debt	BBB-	Baa3	BBB-
Senior Unsecured Debt	BB	Ba2	BB+
Preferred Stock	B	Ba3	BB-

Liquidity

The principal sources of liquidity for NRG's operating and capital expenditures are expected to be derived from cash on hand, cash flows from operations and financing arrangements. As described in Item 15 — Note 12, *Long-term Debt and Finance Leases,* to the Consolidated Financial Statements, the Company's financing arrangements consist mainly of the Senior Notes, Senior Secured First Lien Notes, Senior Credit Facility, Receivables Facility, tax-exempt bonds and TEF loans. The Company also issues letters of credit through bilateral letter of credit facilities and the pre-capitalized trust securities facility.

The Company's requirements for liquidity and capital resources, other than for operating its facilities, can generally be categorized by the following: (i) market operations activities; (ii) debt service obligations, as described in Item 15 — Note 12, *Long-term Debt and Finance Leases*, to the Consolidated Financial Statements; (iii) capital expenditures, including maintenance, environmental, and investments and integration; and (iv) allocations in connection with acquisition opportunities, debt repayments, share repurchases and dividend payments to stockholders, as described in Item 15 — Note 15, *Capital Structure*, to the Consolidated Financial Statements.

Acquisition of Texas Generation Portfolio

On April 10, 2025, the Company acquired all of the ownership interests of six power generation facilities from Rockland Capital, LLC, adding 738 MW of natural gas-fired assets in Texas to its portfolio for $560 million in consideration, less $2 million in working capital adjustments. For further discussion, see Item 15 — Note 4, *Acquisitions and Dispositions*.

Issuance of Unsecured Notes and Secured Notes

On October 8, 2025, the Company issued $3.65 billion in aggregate principal amount of senior unsecured notes, consisting of (i) $1.25 billion aggregate principal amount of 5.750% senior notes due 2034 (the "2034 Notes") and (ii) $2.4 billion aggregate principal amount of 6.000% senior notes due 2036 (the "2036 Notes" and, together with the 2034 Notes, the "New Unsecured Notes"). On October 8, 2025, the Company also issued $1.25 billion in aggregate principal amount of senior secured first lien notes, consisting of (i) $625 million aggregate principal amount of 4.734% senior secured first lien notes due 2030 (the "2030 Notes") and (ii) $625 million aggregate principal amount of 5.407% senior secured first lien notes due 2035 (the "2035 Notes" and, together with the 2030 Notes, the "New Secured Notes").

The Company used a portion of the net proceeds from the 2035 Notes to repay in full its $500 million aggregate principal amount of 2.000% senior secured notes on the maturity date of December 2, 2025. For further discussion, see Item 15 — Note 12, *Long-term Debt and Finance Leases*.

Acquisition of LSP Portfolio

On January 30, 2026, NRG completed the acquisition of the LSP Portfolio from LS Power, pursuant to the Purchase Agreement dated as of May 12, 2025. The consideration consisted of 24.25 million shares of NRG common stock and $6.4 billion in cash, plus preliminary working capital and certain other adjustments of $479 million. The Company funded the cash consideration using a portion of the net proceeds from the New Unsecured Notes and the New Secured Notes of $4.4 billion and proceeds of $2.5 billion from the Company's Revolving Credit Facility. As part of the transaction, NRG also assumed approximately $3.2 billion of debt. For further discussion, see Item 15 — Note 4, *Acquisitions and Dispositions* and Item 15 — Note 12, *Long-term Debt and Finance Leases*.

Amendment to Term Loan

On July 22, 2025, the Company and APX Group LLC, as borrowers, and certain subsidiaries of the Company, as guarantors, entered into the Fifteenth Amendment to the Second Amended and Restated Credit Agreement (the "Fifteenth Amendment") with, among others, Citicorp North America, Inc., as administrative agent and as collateral agent (the "Agent"), and certain financial institutions, as lenders, which amended the Company's Second Amended and Restated Credit Agreement, dated as of June 30, 2016 (the "Credit Agreement") by adding a new incremental Term Loan B in an aggregate principal amount of $1.0 billion. For further discussion, see Item 15 — Note 12, *Long-term Debt and Finance Leases*.

Revolving Credit Facility

On May 27, 2025, the Company, as borrower, and certain of its subsidiaries, as guarantors, entered into the Fourteenth Amendment to the Credit Agreement in order to increase the commitments under the Revolving Credit Facility by $390 million (the "Incremental Commitments") to an aggregate amount equal to $4.6 billion. As of January 31, 2026, $2.8 billion of borrowings were outstanding. For further discussion, see Item 15 — Note 12, *Long-term Debt and Finance Leases*.

Convertible Senior Notes Redemption

On July 8, 2025 (the "Redemption Date"), the Company used cash on hand to redeem $12 million in aggregate principal amount of the Convertible Senior Notes, at a redemption price equal to 100.000%. The holders of the remaining outstanding Convertible Senior Notes elected to convert their Convertible Senior Notes prior to the Redemption Date and received $220 million in cash with respect to the remaining principal amount of the Convertible Senior Notes and a total of 3,986,335 shares for the conversion premium. See Item 15 — Note 12, *Long-term Debt and Finance Leases*.

Capped Call Options

During the second quarter of 2024, the Company entered into privately negotiated capped call transactions with certain counterparties (the "Capped Calls") to mitigate the impact of potential dilution of the Convertible Senior Notes. Upon the exercise and settlement of the Capped Calls on July 8, 2025, the Company paid a total amount of $292 million. For further discussion, see Item 15 — Note 15, *Capital Structure*.

Receivables Facility

On June 20, 2025, NRG Receivables amended its existing Receivables Facility to extend the scheduled termination date to June 18, 2026.

Texas Development Projects

On July 31, 2025, NRG THW GT LLC, an indirect wholly-owned subsidiary of the Company, entered into the First TEF Loan to support the development of T.H. Wharton, which is currently under construction. The loan bears interest at a fixed rate of 3.000% per annum and has a final maturity date of July 31, 2045. As January 31, 2026, $187 million of disbursements for the First TEF Loan have occurred.

On September 26, 2025, NRG Cedar Bayou 5 LLC, an indirect wholly-owned subsidiary of the Company, entered into the Second TEF Loan to support the development of Cedar Bayou 5, which is currently under construction. The loan bears interest at a fixed rate of 3.000% per annum and has a final maturity date of September 26, 2045. As of January 31, 2026, $269 million of disbursements for the Second TEF Loan have occurred.

On November 20, 2025, NRG Greens Bayou 6 LLC, an indirect wholly-owned subsidiary of the Company, entered into the Third TEF Loan to support the development of Greens Bayou 6, which is currently under construction. The loan bears interest at a fixed rate of 3.000% per annum and has a final maturity date of November 20, 2045. As of January 31, 2026, $95 million of disbursements for the Third TEF Loan have occurred.

Indian River Bonds

On October 23, 2025, the Company remarketed $57 million aggregate principal amount of NRG Indian River 2020 4.000% tax-exempt refinancing bonds due 2040 (the "IR 2040 Bonds") and $190 million aggregate principal amount of NRG Indian River Power 2020 4.000% tax-exempt refinancing bonds due 2045 (the "IR 2045 Bonds" and, together with the IR 2040 Bonds, the "IR Bonds"). For further discussion, see Item 15 — Note 12, *Long-term Debt and Finance Leases*.

Bilateral Letter of Credit Facilities

In January and February 2026, the Company and certain of its subsidiaries, as guarantors, entered into amendments to its existing bilateral letter of credit facilities to increase the size of its bilateral credit facilities by $410 million and $90 million, respectively, to provide additional liquidity. As of January 31, 2026, $1.0 billion was issued under these facilities.

Liability Management

The Company executed $310 million in liability management in 2025 and remains committed to maintaining a strong balance sheet and achieving its targeted credit metrics.

Pension and Other Postretirement Benefit Contributions

As of December 31, 2025, the Company's estimated pension minimum funding requirements for the next 5 years were $96 million, of which $32 million are required to be made within the next 12 months. As of December 31, 2025, the Company's estimated other postretirement benefits minimum funding requirements for the next 5 years were $21 million, of which $4 million are required to be made within the next 12 months. These amounts represent estimates based on assumptions that are subject to change. For further discussion, see Item 15 — Note 14, *Benefit Plans and Other Postretirement Benefits*, to the Consolidated Financial Statements.

Debt Service Obligations

Principal payments on debt and finance leases as of December 31, 2025, are due in the following periods:

(In millions)

Description	2026	2027	2028	2029	2030	Thereafter	Total
Recourse Debt:							
5.750% Senior Notes, due 2028	$ —	$ —	$ 821	$ —	$ —	$ —	$ 821
5.250% Senior Notes, due 2029	—	—	—	733	—	—	733
3.375% Senior Notes, due 2029	—	—	—	500	—	—	500
5.750% Senior Notes, due 2029	—	—	—	798	—	—	798
3.625% Senior Notes, due 2031	—	—	—	—	—	1,030	1,030
3.875% Senior Notes, due 2032	—	—	—	—	—	480	480
6.000% Senior Notes, due 2033	—	—	—	—	—	925	925
6.250% Senior Notes, due 2034	—	—	—	—	—	950	950
5.750% Senior Notes, due 2034	—	—	—	—	—	1,250	1,250
6.000% Senior Notes, due 2036	—	—	—	—	—	2,400	2,400
2.450% Senior Secured Notes, due 2027	—	900	—	—	—	—	900
4.450% Senior Secured Notes, due 2029	—	—	—	500	—	—	500
4.734% Senior Secured Notes, due 2030	—	—	—	—	625	—	625
7.000% Senior Secured Notes, due 2033	—	—	—	—	—	740	740
5.407% Senior Secured Notes, due 2035	—	—	—	—	—	625	625
Term Loan B, due 2031	23	23	23	23	23	2,184	2,299
Tax-exempt bonds	—	—	59	—	—	407	466
3.000% T.H. Wharton TEF loan, due 2045	—	—	—	8	10	171	189
3.000% Cedar Bayou 5 TEF loan, due 2045	—	—	—	—	3	252	255
3.000% Greens Bayou 6 TEF loan, due 2045	—	—	—	—	—	90	90
Subtotal Recourse Debt	23	923	903	2,562	661	11,504	16,576
Finance Leases:							
Finance leases	8	7	4	3	2	—	24
Total Debt and Finance Leases	$ 31	$ 930	$ 907	$ 2,565	$ 663	$ 11,504	$16,600
Interest Payments	$ 905	$ 890	$ 794	$ 709	$ 652	$ 2,088	$ 6,038

For further discussion, see Item 15 — Note 12, *Long-term Debt and Finance Leases.*

Market Operations

The Company's market operations activities require a significant amount of liquidity and capital resources. These liquidity requirements are primarily driven by: (i) margin and collateral posted with counterparties; (ii) margin and collateral required to participate in physical markets and commodity exchanges; (iii) timing of disbursements and receipts (e.g. buying energy before receiving retail revenues); and (iv) initial collateral for large structured transactions. As of December 31, 2025, market operations had total cash collateral outstanding of $365 million and $2.8 billion outstanding in letters of credit to third parties primarily to support its market activities. As of December 31, 2025, total funds deposited by counterparties were $260 million in cash and $621 million of letters of credit.

The Company has entered into long-term contractual arrangements related to energy purchases, gas transportation and storage, and fuel and transportation services and generation projects. As of December 31, 2025, the Company had minimum payment obligations under such outstanding agreements of $10.2 billion, with $2.8 billion payable within the next 12 months and an additional $1.4 billion of short-term purchase energy commitments. For further discussion, see Item 15 — Note 22, *Commitments and Contingencies.*

Future liquidity requirements may change based on the Company's hedging activities and structures, fuel purchases, and future market conditions, including forward prices for energy and fuel and market volatility. In addition, liquidity requirements are dependent on the Company's credit ratings and general perception of its creditworthiness.

First Lien Structure

NRG has the capacity to grant first liens to certain counterparties on a substantial portion of the Company's assets, subject to various exclusions including NRG's assets that have project-level financing and the assets of certain non-guarantor subsidiaries, to reduce the amount of cash collateral and letters of credit that it would otherwise be required to post from time to time to support its obligations under out-of-the-money hedge agreements. The first lien program does not limit the volume that can be hedged, or the value of underlying out-of-the-money positions. The first lien program also does not require NRG to post collateral above any threshold amount of exposure. The first lien structure is not subject to unwind or termination upon a ratings downgrade of a counterparty and has no stated maturity date.

As of December 31, 2025, counterparties' net exposure to NRG of approximately $5 million on out-of-the-money hedges was secured by the first lien structure.

Capital Expenditures

The following table summarizes the Company's capital expenditures for maintenance, environmental and investments and integration for the year ended December 31, 2025:

(In millions)	Maintenance	Environmental	Investments and Integration	Total
Texas	$ 256	$ 38	$ 682	$ 976
East	17	—	—	17
West/Other	7	—	2	9
Vivint Smart Home	17	—	7	24
Corporate	32	—	89	121
Total cash capital expenditures for 2025[a]	329	38	780	1,147
Integration operating expenses and cost to achieve	—	—	45	45
Investments	—	—	203	203
Total cash capital expenditures and investments for the year ended December 31, 2025	$ 329	$ 38	$ 1,028	$ 1,395

(a) Capital expenditures exclude W.A. Parish insurance proceeds of $100 million

Investments and Integration for the year ended December 31, 2025 include growth expenditures, integration, small book acquisitions and other investments.

Environmental Capital Expenditures Estimate

NRG estimates that environmental capital expenditures from 2026 through 2029 required to comply with environmental laws will be approximately $34 million, primarily driven by the cost of complying with ELG at the Company's coal units in Texas.

The table below summarizes the status of NRG's coal fleet with respect to air quality controls as of December 31, 2025. NRG uses an integrated approach to fuels, controls and emissions markets to meet environmental requirements.

Units	State	SO$_2$ Control Equipment	SO$_2$ Install Date	NO$_x$ Control Equipment	NO$_x$ Install Date	Mercury Control Equipment	Mercury Install Date	Particulate Control Equipment	Particulate Install Date
Limestone 1-2	TX	FGD	1985-86	LNBOFA	2002/2003	ACI	2015	ESP	1985-1986
Powerton 5	IL	DSI	2016	OFA/SNCR	2003/2012	ACI	2009	ESP/upgrade	1973/2016
Powerton 6	IL	DSI	2014	OFA/SNCR	2002/2012	ACI	2009	ESP/upgrade	1976/2014
W.A. Parish 5, 6, 7	TX	FF co-benefit	1988	SCR	2004	ACI	2015	FF	1988
W.A. Parish 8	TX	FGD	1982	SCR	2004	ACI	2015	FF	1988

ACI - Activated Carbon Injection
DSI - Dry Sorbent Injection with Trona
ESP - Electrostatic Precipitator
FGD - Flue Gas Desulfurization (wet)

FF- Fabric Filter
LNBOFA - Low NO$_x$ Burner with Overfire Air
OFA - Overfire Air
SCR - Selective Catalytic Reduction
SNCR - Selective Non-Catalytic Reduction

The following table summarizes the estimated environmental capital expenditures by year:

(In millions)	Total
2026	$ 15
2027	13
2028	3
2029	3
Total	$ 34

Share Repurchases

During the year ended December 31, 2025, the Company completed $1.3 billion of share repurchases at an average price of $129.23 per share. See Item 15 — Note 15, *Capital Structure* for additional discussion.

On October 16, 2025, the Board of Directors authorized an additional share repurchase program of up to $3.0 billion, to be executed through 2028.

Dividend Increase on Common Stock

During the first quarter of 2025, NRG increased the annual dividend on its common stock to $1.76 from $1.63 per share. The Company returned $350 million of capital to common shareholders in the year ended 2025 through a $1.76 dividend per common share. Beginning in the first quarter of 2026, NRG increased the annual common stock dividend to $1.90 per share, representing an 8% increase from 2025. The Company expects to target an annual common stock dividend growth rate of 7-9% per share in subsequent years.

On January 23, 2026, NRG declared a quarterly dividend on the Company's common stock of $0.475 per share, or $1.90 per share on an annualized basis, payable on February 17, 2026, to stockholders of record as of February 2, 2026. The Company's common stock dividends are subject to available capital, market conditions, and compliance with associated laws and regulations.

Series A Preferred Stock Dividends

In March and September 2025, the Company declared and paid semi-annual dividends of $51.25 per share on its outstanding Series A Preferred Stock, each totaling $33 million.

Additional Material Cash Requirements Not Discussed Above

Operating leases — The Company leases generating facilities, land, office and equipment, railcars, fleet vehicles and storefront space at retail stores. As of December 31, 2025, the Company had lease payment obligations of $283 million, of which $50 million is payable within the next 12 months. For further discussion, see Item 15 — Note 9, *Leases*.

Other liabilities — Other liabilities includes water right agreements, service and maintenance agreements, stadium naming rights, stadium sponsorships, long-term service agreements and other contractual obligations. As of December 31, 2025, the Company had total of $346 million under such commitments, of which $76 million are payable within the next 12 months.

Contingent obligations for guarantees — NRG and its subsidiaries enter into various contracts that include indemnifications and guarantee provisions as a routine part of the Company's business activities. For further discussion, see Item 15 —Note 26, *Guarantees*.

Obligations Arising Out of a Variable Interest in an Unconsolidated Entity

Variable Interest in Equity investments — NRG's investment in Ivanpah is a variable interest entity for which NRG is not the primary beneficiary. NRG's pro-rata share of non-recourse debt was approximately $462 million as of December 31, 2025. This indebtedness may restrict the ability of Ivanpah to issue dividends or distributions to NRG.

Cash Flow Discussion

2025 compared to 2024

The following table reflects the changes in cash flows for the comparative years:

(In millions)	Year ended December 31,		Change
	2025	2024	
Cash provided by operating activities	$ 1,913	$ 2,306	$ (393)
Cash used by investing activities	(1,638)	(24)	(1,614)
Cash provided/(used) by financing activities	3,546	(1,755)	5,301

Cash (used)/provided by operating activities

Changes to cash (used)/provided by operating activities were driven by:

	(In millions)
Decrease in working capital primarily related to accounts receivable due to increased rates	$ (453)
Increase in working capital primarily driven by deferred revenues and changes in ARO cost estimates	428
Increase in operating income adjusted for other non-cash items	312
Changes in cash collateral in support of risk management activities due to change in commodity prices	(238)
Decrease in working capital due to the payment of the CPI Security Systems, Inc. legal matter	(224)
Decrease in working capital primarily due to timing of prepayments related to broker fees and insurance	(218)
	$ (393)

Cash (used)/provided by investing activities

Changes to cash (used)/provided by investing activities were driven by:

	(In millions)
Increase in capital expenditures	$ (675)
Increase in cash paid for acquisitions primarily due to the acquisition of the Texas Generation Portfolio in April 2025	(558)
Decrease in proceeds from sale of assets primarily due to the sale of the Airtron business unit in 2024	(495)
Increase in insurance proceeds for property, plant and equipment, net	97
Increase due to fewer purchases of emissions allowances, net of sales	17
	$ (1,614)

Cash provided/(used) by financing activities

Changes in cash provided/(used) by financing activities were driven by:

	(In millions)
Increase in proceeds from issuance of long-term debt in 2025	$ 3,476
Increase due to lower repayments of long-term debt and finance leases	2,250
Decrease primarily due to higher payments for share repurchase activity in 2025	(418)
Decrease due to payment for settlement of capped call options in 2025	(292)
Increase primarily due to debt extinguishment costs in 2024	229
Increase in net receipts from settlement of acquired derivatives	62
Other	(6)
	$ 5,301

NOLs, Deferred Tax Assets and Uncertain Tax Position Implications

For the year ended December 31, 2025, the Company had domestic pre-tax book income of $1.1 billion and foreign pre-tax book income of $47 million. For the year ended December 31, 2025, the Company utilized U.S. federal NOLs of $247 million, and foreign NOLs of $25 million. As of December 31, 2025, the Company has cumulative U.S. federal NOL carryforwards of $6.6 billion, of which $5.1 billion do not have an expiration date, and cumulative state NOL carryforwards of $6.1 billion for financial statement purposes. NRG also has cumulative foreign NOL carryforwards of $392 million, most of which have no expiration date. In addition to the above NOLs, NRG has a $58 million indefinite carryforward for interest deductions, as well as $288 million of tax credits, inclusive of $92 million of CAMT credits to be utilized in future years. As a result of the Company's tax position, including the utilization of federal and state NOLs, and based on current forecasts, the Company anticipates income tax payments, of up to $90 million in 2026. As of December 31, 2025, NRG as an applicable corporation is subject to the CAMT, however, there is no impact on the Company's provision for income taxes from the CAMT as of December 31, 2025.

As of December 31, 2025, the Company has $53 million of tax effected uncertain federal, state and foreign tax benefits for which the Company has recorded a non-current tax liability of $59 million (inclusive of accrued interest) until such final resolution with the related taxing authority.

On December 31, 2021, the OECD released rules which set forth a common approach to a global minimum tax at 15% for multinational companies, which has been enacted into law by certain countries effective for 2024. The Company's preliminary analysis indicates that there is no material impact to the Company's financial statements from these rules.

The Company is no longer subject to U.S. federal income tax examinations for years prior to 2022. With few exceptions, state and Canadian income tax examinations are no longer open for years before 2015.

On July 4, 2025, H.R.1 - One Big Beautiful Bill Act ("OBBB") was enacted into law. The OBBB includes changes to U.S. tax law applicable to NRG beginning in 2025, such as the permanent extension of certain expiring provisions of the TCJA, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The impact of the OBBB on the Company's consolidated financial statements has been reflected in its current and deferred taxes, however, there is no material impact to income tax expense for the year ended December 31, 2025.

Guarantor Financial Information

As of December 31, 2025, the Company's outstanding registered senior notes consisted of $821 million of the 2028 Senior Notes as shown in Item 15 — Note 12, *Long-term Debt and Finance Leases*. These Senior Notes are guaranteed by certain of NRG's current and future 100% owned domestic subsidiaries, or guarantor subsidiaries (the "Guarantors"). See Exhibit 22.1 to this Annual Report on Form 10-K for a listing of the Guarantors. These guarantees are both joint and several.

NRG conducts much of its business through and derives much of its income from its subsidiaries. Therefore, the Company's ability to make required payments with respect to its indebtedness and other obligations depends on the financial results and condition of its subsidiaries and NRG's ability to receive funds from its subsidiaries. There are no restrictions on the ability of any of the Guarantors to transfer funds to NRG. Other subsidiaries of the Company do not guarantee the registered debt securities of either NRG Energy, Inc. or the Guarantors (such subsidiaries are referred to as the "Non-Guarantors"). The Non-Guarantors include all of NRG's foreign subsidiaries and certain domestic subsidiaries.

The following tables present summarized financial information of NRG Energy, Inc. and the Guarantors in accordance with Rule 3-10 under the SEC's Regulation S-X. The financial information may not necessarily be indicative of the results of operations or financial position of NRG Energy, Inc. and the Guarantors in accordance with U.S. GAAP.

The following table presents the summarized statement of operations:

(In millions)	For the Year Ended December 31, 2025
Revenue[a]	$ 28,117
Operating income[b]	1,605
Total other expense	(641)
Income before income taxes	964
Net Income	700

(a) Intercompany transactions with Non-Guarantors of $53 million during the year ended December 31, 2025

(b) Intercompany transactions with Non-Guarantors including cost of operations of $136 million and selling, general and administrative of $440 million during the year ended December 31, 2025

The following table presents the summarized balance sheet information:

(In millions)	As of December 31, 2025
Current assets[a]	$ 9,745
Property, plant and equipment, net	1,531
Non-current assets	15,424
Current liabilities[b]	7,347
Non-current liabilities	18,584

(a)   Includes intercompany receivables due from Non-Guarantors of $152 million as of December 31, 2025
(b)   Includes intercompany payables due to Non-Guarantors of $6 million as of December 31, 2025

Fair Value of Derivative Instruments

NRG may enter into energy purchase and sales contracts, fuel purchase contracts and other energy-related financial instruments to mitigate variability in earnings due to fluctuations in spot market prices and to hedge fuel requirements at power plants or retail load obligations. In order to mitigate interest risk associated with the issuance of the Company's debt, NRG enters into interest rate derivatives. In addition, in order to mitigate foreign exchange rate risk primarily associated with the purchase of USD denominated natural gas for the Company's Canadian business, NRG enters into foreign exchange contract agreements.

Under the Flex Pay plan ("Flex Pay"), offered by Vivint Smart Home, customers pay for smart home products by obtaining financing from a third-party financing provider ("Consumer Financing Program" or "CFP"). Vivint Smart Home pays certain fees to the financing providers and shares in credit losses on some of the loans.

NRG's trading activities are subject to limits in accordance with the Company's Risk Management Policy. These contracts are recognized on the balance sheet at fair value and changes in the fair value of these derivative financial instruments are recognized in earnings.

The tables below disclose the activities that include both exchange and non-exchange traded contracts accounted for at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). Specifically, these tables disaggregate realized and unrealized changes in fair value; disaggregate estimated fair values at December 31, 2025, based on their level within the fair value hierarchy defined in ASC 820; and indicate the maturities of contracts at December 31, 2025. For a full discussion of the Company's valuation methodology of its contracts, see *Derivative Fair Value Measurements* in Item 15 — Note 5, *Fair Value of Financial Instruments*, to the Consolidated Financial Statements.

Derivative Activity Gains/(Losses)	(In millions)
Fair value of contracts as of December 31, 2024[a]	$ 992
Contracts realized or otherwise settled during the period	(338)
Texas Generation Portfolio contracts acquired during the period	(83)
Other changes in fair value	(174)
Fair value of contracts as of December 31, 2025[a]	$ 397

(a)   As of December 31, 2024 and 2025, respectively, includes $770 million and $484 million of derivative contracts that were elected as NPNS on October 1, 2024 and are no longer valued at fair value on a recurring basis. For further discussion, see Item 15 — Note 6, *Accounting for Derivative Instruments and Hedging Activities*

(In millions)	Fair Value of Contracts as of December 31, 2025				
	Maturity				
Fair Value Hierarchy (Losses)/Gains[a]	1 Year or Less	Greater Than 1 Year to 3 Years	Greater Than 3 Years to 5 Years	Greater Than 5 Years	Total Fair Value
Level 1	$ (58)	$ (26)	$ —	$ (1)	$ (85)
Level 2	(7)	150	26	2	171
Level 3	(128)	(75)	6	24	(173)
Total	$ (193)	$ 49	$ 32	$ 25	$ (87)

(a)   Excludes $484 million of derivative contracts that were elected as NPNS on October 1, 2024 and are no longer valued at fair value on a recurring basis. For further discussion, see Item 15 — Note 6, *Accounting for Derivative Instruments and Hedging Activities*

The Company has elected to disclose derivative assets and liabilities on a trade-by-trade basis and does not offset amounts at the counterparty master agreement level. Also, collateral received or posted on the Company's derivative assets or liabilities are recorded on a separate line item on the balance sheet. Consequently, the magnitude of the changes in individual current and non-current derivative assets or liabilities is higher than the underlying credit and market risk of the Company's portfolio. As discussed in Item 7A — *Quantitative and Qualitative Disclosures About Market Risk, Commodity Price Risk*, NRG measures the sensitivity of the Company's portfolio to potential changes in market prices using VaR, a statistical model which attempts to predict risk of loss based on market price and volatility. NRG's risk management policy places a limit on one-day holding period VaR, which limits the Company's net open position. As the Company's trade-by-trade derivative accounting results in a gross-up of the Company's derivative assets and liabilities, the net derivative assets and liability position is a better indicator of NRG's hedging activity. As of December 31, 2025, NRG's net derivative asset was $397 million, a decrease of $595 million to total fair value as compared to December 31, 2024. This decrease was driven by the roll-off of trades that settled during the period, losses in fair value and the Texas Generation Portfolio contracts acquired.

Based on a sensitivity analysis using simplified assumptions, the impact of a $0.50 per MMBtu increase or decrease in natural gas prices across the term of the derivative contracts would result in a change of approximately $1.1 billion in the net value of derivatives as of December 31, 2025.

Critical Accounting Estimates

The Company's discussion and analysis of the financial condition and results of operations are based upon the Consolidated Financial Statements, which have been prepared in accordance with GAAP. The preparation of these financial statements and related disclosures in compliance with GAAP requires the application of appropriate technical accounting rules and guidance as well as the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. The application of appropriate technical accounting rules and guidance involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges, and the fair value of certain assets and liabilities. These judgments, in and of themselves, could materially affect the financial statements and disclosures based on varying assumptions, which may be appropriate to use. In addition, the financial and operating environment may also have a significant effect, not only on the operation of the business, but on the results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the accounting guidance has not changed.

NRG evaluates these estimates, on an ongoing basis, utilizing historic experience, consultation with experts and other methods the Company considers reasonable. In any event, actual results may differ substantially from the Company's estimates. Any effects on the Company's business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the information that gives rise to the revision becomes known.

The Company identifies its most critical accounting estimates as those that are the most pervasive and important to the portrayal of the Company's financial position and results of operations, and require the most difficult, subjective, and/or complex judgments by management about matters that are inherently uncertain.

Such accounting estimates include:

Accounting Estimate	Judgments/Uncertainties Affecting Application
Derivative Instruments	Assumptions used in valuation techniques
	Market maturity and economic conditions
	Contract interpretation
	Market conditions in the energy industry, especially the effects of price volatility on contractual commitments
Income Taxes and Valuation Allowance for Deferred Tax Assets	Interpret existing tax statute and regulations upon application to transactions
	Ability to utilize tax benefits through carry backs to prior periods and carry forwards to future periods
	Judgment about future realization of deferred tax assets
Evaluation of Assets for Impairment	Regulatory and political environments and requirements
	Estimated useful lives of assets
	Environmental obligations and operational limitations
	Estimates of future cash flows
	Estimates of fair value
	Judgment about impairment triggering events
Goodwill and Other Intangible Assets	Estimated useful lives for finite-lived intangible assets
	Judgment about impairment triggering events
	Estimates of reporting unit's fair value
	Fair value estimate of intangible assets acquired in business combinations
Business Combinations	Fair value of assets acquired and liabilities assumed in business combinations
	Estimated future cash flow
	Estimated useful lives of assets
Contingencies	Estimated financial impact of event(s)
	Judgment about likelihood of event(s) occurring
	Regulatory and political environments and requirements

Derivative Instruments

The Company follows the guidance of ASC 815, *Derivatives and Hedging "(A*SC 815"), to account for derivative instruments. ASC 815 requires the Company to mark-to-market all derivative instruments on the balance sheet and recognize fair value change in earnings, unless they qualify for the NPNS exception. ASC 815 applies to NRG's energy related commodity contracts, interest rate swaps, foreign exchange contracts and Consumer Financing Program.

Energy-Related Commodities

As of December 31, 2025 and 2024, for purposes of measuring the fair value of derivative instruments, the Company primarily used quoted exchange prices and consensus pricing. Consensus pricing is provided by independent pricing services which are compiled from market makers with longer dated tenors as compared to broker quotes. When external prices are not available, NRG uses internal models to determine the fair value. These internal models include assumptions of the future prices of energy commodities based on the specific market in which the energy commodity is being purchased or sold, using externally available forward market pricing curves for all periods possible under the pricing model. These estimations are considered to be critical accounting estimates.

Interest Rate Derivatives

NRG is exposed to changes in interest rates through the Company's issuance of debt. To manage the Company's interest rate risk, NRG enters into interest rate swap agreements and treasury locks. In order to qualify the derivative instruments for hedged transactions, NRG estimates the forecasted borrowings for interest rate swaps occurring within a specified time period.

Foreign Exchange Contracts

In order to mitigate foreign exchange risk primarily associated with the purchase of USD denominated natural gas for the Company's Canadian business, the Company enters into foreign exchange contract agreements.

Consumer Financing Program

The derivative positions for the Company's Consumer Financing Program are valued using a discounted cash flow model, with inputs consisting of available market data, such as market yield discount rates, as well as unobservable internally derived assumptions, such as collateral prepayment rates, collateral default rates and credit loss rates. In summary, the fair value represents an estimate of the present value of the cash flows Vivint Smart Home will be obligated to pay to the third-party financing provider for each component of the derivative.

Certain derivative instruments that meet the criteria for derivative accounting treatment also qualify for a scope exception to derivative accounting, as they are considered to be NPNS. The availability of this exception is based upon the assumption that the Company has the ability and it is probable to deliver or take delivery of the underlying item. These assumptions are based on expected load requirements, internal forecasts of sales and generation and historical physical delivery on contracts. Derivatives that are considered to be NPNS are exempt from derivative accounting treatment and are accounted for under accrual accounting. If it is determined that a transaction designated as NPNS no longer meets the scope exception due to changes in estimates, the related contract would be recorded on the balance sheet at fair value combined with the immediate recognition through earnings.

Income Taxes and Valuation Allowance for Deferred Tax Assets

As of December 31, 2025, NRG's deferred tax assets were primarily the result of U.S. federal and state NOLs, the difference between book and tax basis in property, plant, and equipment, deferred revenues and tax credit carryforwards. The realization of deferred tax assets is dependent upon the Company's ability to generate sufficient future taxable income during the periods in which those temporary differences become deductible, prior to the expiration of the tax attributes. The evaluation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the Company's financial statements or tax returns and forecasting future profitability by tax jurisdiction.

The Company evaluates its deferred tax assets on a jurisdictional basis to determine whether adjustments to the valuation allowance are appropriate considering changes in facts or circumstances. As of each reporting date, management considers new evidence, both positive and negative, when determining the future realization of the Company's deferred tax assets. Given the Company's current level of pre-tax earnings and forecasted future pre-tax earnings, the Company expects to generate income before taxes in the U.S. in future periods at a level that would fully utilize its U.S. federal NOL carryforwards and the majority of its state NOL carryforwards prior to their expiration.

The Company continues to maintain a valuation allowance of $150 million as of December 31, 2025 against deferred tax assets consisting of state NOL carryforwards and foreign NOL, and capital loss carryforwards in jurisdictions where the Company does not currently believe that the realization of deferred tax assets is more likely than not. As of December 31, 2024, the Company's valuation allowance balance was $144 million.

Considerable judgment is required to determine the tax treatment of a particular item that involves interpretations of complex tax laws. The Company is subject to examination by taxing authorities for income tax returns filed in the U.S. federal jurisdiction and various state and foreign jurisdictions, including operations located in Australia and Canada. The Company continues to be under audit for multiple years by taxing authorities in various jurisdictions.

The Company is no longer subject to U.S. federal income tax examinations for years prior to 2022. With few exceptions, state and Canadian income tax examinations are no longer open for years before 2015.

NRG does not intend, nor currently foresee a need, to repatriate funds held at its international operations into the U.S. These funds are deemed to be indefinitely reinvested in its foreign operations and the Company has not changed its assertion with respect to distributions of funds that would require the accrual of U.S. income tax.

Evaluation of Assets for Impairment

In accordance with ASC 360, *Property, Plant, and Equipment* ("ASC 360"), the Company evaluates property, plant and equipment and certain intangible assets for impairment whenever indicators of impairment exist. Examples of such indicators or events include:

- Significant decrease in the market price of a long-lived asset;

- Significant adverse change in the manner an asset is being used or its physical condition;

- Adverse business climate;

- Accumulation of costs significantly in excess of the amounts originally expected for the construction or acquisition of an asset;

- Current period loss combined with a history of losses or the projection of future losses; and

- Change in the Company's intent about an asset from an intent to hold to a greater than 50% likelihood that an asset will be sold, or disposed of before the end of its previously estimated useful life.

For assets to be held and used, recoverability is measured by a comparison of the carrying amount of the assets to the undiscounted future net cash flows expected to be generated by the asset, through considering project specific assumptions for long-term power and natural gas prices, escalated future project operating costs and expected plant operations. If the Company determines that the undiscounted cash flows from the asset are less than the carrying amount of the asset, NRG must estimate fair value to determine the amount of any impairment loss. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets, factoring in the different courses of action available to the Company. Generally, fair value will be determined using valuation techniques, such as the present value of expected future cash flows. NRG uses its best estimates in making these evaluations and considers various factors, including forward price curves for energy, fuel and operating costs. However, actual future market prices and project costs could vary from the assumptions used in the Company's estimates and the impact of such variations could be material.

Assets held-for-sale are reported at the lower of the carrying amount or fair value less the cost to sell. The estimation of fair value, whether in conjunction with an asset to be held and used or with an asset held-for-sale, and the evaluation of asset impairment are, by their nature, subjective. The Company considers quoted market prices in active markets to the extent they are available. In the absence of such information, NRG may consider prices of similar assets, consult with brokers or employ other valuation techniques. The Company will also discount the estimated future cash flows associated with the asset using a single interest rate representative of the risk involved with such an investment or asset. The use of these methods involves the same inherent uncertainty of future cash flows as previously discussed with respect to undiscounted cash flows. Actual future market prices and project costs could vary from those used in NRG's estimates and the impact of such variations could be material.

Annually, during the fourth quarter, the Company revises its views of power and fuel prices including the Company's fundamental view for long-term prices, forecasted generation and operating and capital expenditures, in connection with the preparation of its annual budget. Changes to the Company's views of long-term power and fuel prices impact the Company's projections of profitability, based on management's estimate of supply and demand within the sub-markets for its operations and the physical and economic characteristics of each of its businesses.

For further discussion, see Item 15 — Note 10**,** *Asset Impairments*.

Goodwill and Other Intangible Assets

At December 31, 2025, the Company reported goodwill of $5.0 billion, consisting of $3.5 billion from the acquisition of Vivint in 2023, $1.2 billion from the acquisition of Direct Energy in 2021 and $300 million from other retail acquisitions.

The Company applies ASC 805, *Business Combinations* ("ASC 805"), and ASC 350, *Intangibles-Goodwill and Other* ("ASC 350") to account for its goodwill and intangible assets. Under these standards, the Company amortizes all finite-lived intangible assets over their respective estimated weighted-average useful lives. Goodwill has an indefinite life and is not amortized. Goodwill is tested for impairment at least annually, or more frequently whenever an event or change in circumstances occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company tests goodwill for impairment at the reporting unit level, which is identified by assessing whether the components of the Company's operating segments constitute businesses for which discrete financial information is available and whether segment management regularly reviews the operating results of those components. The Company performs the annual goodwill impairment assessment as of December 31 or when events or changes in circumstances indicate that the fair value of the reporting unit may be below the carrying amount. The Company may first assess qualitative factors to determine whether it is more likely than not that an impairment has occurred. In the absence of sufficient qualitative factors, the Company performs a quantitative assessment by determining the fair value of the reporting unit and comparing to its book value. If it is determined that the fair value of a reporting unit is below its carrying amount, the Company's goodwill will be impaired at that time.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be accurate predictions of the future.

For further discussion, see *Evaluation of Assets for Impairment* caption above, and Item 15 — Note 10**,** *Asset Impairments*.

Business Combinations

NRG accounts for business acquisitions using the acquisition method of accounting prescribed under ASC 805. Under this method, the Company is required to record on its Consolidated Balance Sheets the estimated fair values of the acquired company's assets and liabilities assumed at the acquisition date. The excess of the consideration transferred over the fair value of the net identifiable assets acquired and liabilities assumed is recorded as goodwill. Determining fair values of assets acquired and liabilities assumed requires significant estimates and judgments. Fair value is determined based on the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The acquired assets and assumed liabilities from the Texas Generation Portfolio acquisition that involved the most subjectivity in determining fair value consisted of property, plant, and equipment and derivative instruments. The fair values of the property, plant and equipment were measured using income-based valuation methodologies, which included certain assumptions, such as forecasted future cash flows, discount rates, market prices and asset lives. The derivative instruments were measured using an income-based valuation approach, which included available market data, such as consensus pricing, as well as unobservable internally derived assumptions, such as volatility factors and credit exposure.

NRG describes in detail its acquisitions in Item 15 — Note 4, *Acquisitions and Dispositions*, to the Consolidated Financial Statements.

Contingencies

NRG records reserves for estimated losses from contingencies when information available indicates that a loss is probable and the amount of the loss, or range of loss, can be reasonably estimated. Gain contingencies are not recorded until management determines it is certain that the future event will become or does become a reality. Such determinations are subject to interpretations of current facts and circumstances, forecasts of future events, and estimates of the financial impacts of such events. NRG describes in detail its contingencies in Item 15 — Note 22, *Commitments and Contingencies,* Note 23, *Regulatory Matters*, and Note 24, *Environmental Matters* to the Consolidated Financial Statements.

Recent Accounting Developments

See Item 15 — Note 2, *Summary of Significant Accounting Policies,* to the Consolidated Financial Statements for a discussion of recent accounting developments.

Item 7A — Quantitative and Qualitative Disclosures About Market Risk

NRG is exposed to several market risks in the Company's normal business activities. Market risk is the potential loss that may result from market changes associated with the Company's retail operations, merchant power generation, or with an existing or forecasted financial or commodity transactions. The types of market risks the Company is exposed to are commodity price risk, credit risk, liquidity risk, interest rate risk and currency exchange risk. In order to manage these risks, the Company uses various fixed-price forward purchase and sales contracts, futures and option contracts traded on NYMEX and other exchanges, and swaps and options traded in the over-the-counter financial markets to:

- Manage and hedge fixed-price purchase and sales commitments;
- Reduce exposure to the volatility of cash market prices; and
- Hedge fuel requirements for the Company's generating facilities.

Commodity Price Risk

Commodity price risks result from exposures to changes in spot prices, forward prices, volatilities, and correlations between various commodities, such as natural gas, electricity, coal, oil, and emissions credits. NRG manages the commodity price risk of the Company's load servicing obligations and merchant generation operations by entering into various derivative or non-derivative instruments to hedge the variability in future cash flows from forecasted sales and purchases of power and fuel. NRG measures the risk of the Company's portfolio using several analytical methods, including sensitivity tests, scenario tests, stress tests, position reports and VaR. NRG uses a Monte Carlo simulation based VaR model to estimate the potential loss in the fair value of its energy assets and liabilities, which includes generation assets, gas transportation and storage assets, load obligations and bilateral physical and financial transactions, based on historical and forward values for factors such as customer demand, weather, commodity availability and commodity prices. The Company's VaR model is based on a one-day holding period at a 95% confidence interval for the forward 36 months, not including the spot month. The VaR model is not a complete picture of all risks that may affect the Company's results. Certain events such as counterparty defaults, regulatory changes, and extreme weather and prices that deviate significantly from historically observed values are not reflected in the model.

The following table summarizes average, maximum and minimum VaR for NRG's commodity portfolio, calculated using the VaR model for the years ended December 31, 2025 and 2024:

(In millions)	2025	2024
VaR as of December 31,	$ 61	$ 71
For the year ended December 31,		
Average	$ 61	$ 61
Maximum	76	75
Minimum	47	50

The Company also uses VaR to estimate the potential loss of derivative financial instruments that are subject to mark-to-market accounting. These derivative instruments include transactions that were entered into for both asset management and trading purposes. The VaR for the derivative financial instruments calculated using the diversified VaR model for the entire term of these instruments entered into for both asset management and trading was $145 million as of December 31, 2025, primarily driven by asset-backed transactions.

Credit Risk

Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties pursuant to the terms of their contractual obligations. NRG is exposed to counterparty credit risk through various activities including wholesale sales, fuel purchases and retail supply arrangements, and retail customer credit risk through its retail load activities. Counterparty credit risk and retail customer credit risk are discussed below. See Item 15 — Note 6, *Accounting for Derivative Instruments and Hedging Activities*, to this Annual Report on Form 10-K for discussion regarding credit risk contingent features.

Counterparty Credit Risk

Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties pursuant to the terms of their contractual obligations. The Company monitors and manages credit risk through credit policies that include: (i) an established credit approval process; (ii) a daily monitoring of counterparties' credit limits; (iii) the use of credit mitigation measures such as margin, collateral, prepayment arrangements, or volumetric limits; (iv) the use of payment netting agreements; and (v) the use of master netting agreements that allow for the netting of positive and negative exposures of various contracts associated with a single counterparty. Risks surrounding counterparty performance and credit could ultimately impact the amount and timing of expected cash flows. The Company seeks to mitigate counterparty risk by having a diversified portfolio of counterparties. The Company also has credit protection within various agreements to call on additional collateral support if and when necessary. Cash margin is collected and held at the Company to cover the credit risk of the counterparty until positions settle.

As of December 31, 2025, counterparty credit exposure, excluding credit exposure from RTOs, ISOs, registered commodity exchanges and certain long-term agreements, was $1.7 billion, of which the Company held collateral (cash and letters of credit) against those positions of $408 million resulting in a net exposure of $1.3 billion. NRG periodically receives collateral from counterparties in excess of their exposure. Collateral amounts shown include such excess while net exposure shown excludes excess collateral received. Approximately 66% of the Company's exposure before collateral is expected to roll off by the end of 2027. The following table highlights the net counterparty credit exposure by industry sector and by counterparty credit quality. Net counterparty credit exposure is defined as the aggregate net asset position for NRG with counterparties where netting is permitted under the enabling agreement and includes all cash flow, mark-to-market, NPNS, and non-derivative transactions. As of December 31, 2025, the aggregate credit exposure is shown net of collateral held, and includes amounts net of receivables or payables.

Category	Net Exposure [a] [b] (% of Total)
Utilities, energy merchants, marketers and other	74 %
Financial institutions	26
Total	100 %

Category	Net Exposure [a] [b] (% of Total)
Investment grade	67 %
Non-Investment grade/Non-Rated	33
Total	100 %

[a] Counterparty credit exposure excludes coal transportation contracts because of the unavailability of market prices

[b] The figures in the tables above exclude potential counterparty credit exposure related to RTOs, ISOs, registered commodity exchanges and certain long-term contracts

The Company had no exposure to wholesale counterparties in excess of 10% of the total Net Exposure discussed above as of December 31, 2025. Changes in hedge positions and market prices will affect credit exposure and counterparty concentration.

RTOs and ISOs

The Company participates in the organized markets of CAISO, ERCOT, AESO, IESO, ISO-NE, MISO, NYISO and PJM, known as RTOs or ISOs. Trading in the majority of these markets is approved by FERC, whereas in the case of ERCOT, it is approved by the PUCT, and whereas in the case of AESO and IESO, both exist provincially with AESO primarily subject to Alberta Utilities Commission and the IESO subject to the Ontario Energy Board. These ISOs may include credit policies that, under certain circumstances, require that losses arising from the default of one member on spot market transactions be shared by the remaining participants. As a result, the counterparty credit risk to these markets is limited to NRG's share of the overall market and are excluded from the above exposures.

Exchange Traded Transactions

The Company enters into commodity transactions on registered exchanges, notably ICE, NYMEX and Nodal. These clearinghouses act as the counterparty and transactions are subject to extensive collateral and margining requirements. As a result, these commodity transactions have limited counterparty credit risk.

Long-Term Contracts

Counterparty credit exposure described above excludes credit risk exposure under certain long-term contracts, primarily solar under Renewable PPAs. As external sources or observable market quotes are not available to estimate such exposure, the Company values these contracts based on various techniques including, but not limited to, internal models based on a fundamental analysis of the market and extrapolation of observable market data with similar characteristics. Based on these valuation techniques, as of December 31, 2025, aggregate credit risk exposure managed by NRG to these counterparties was approximately $789 million for the next five years.

Retail Customer Credit Risk

NRG is exposed to retail credit risk through the Company's retail electricity and gas providers as well as through Vivint Smart Home. Retail credit risk results in losses when a customer fails to pay for services rendered. The losses may result from both nonpayment of customer accounts receivable and the loss of in-the-money forward value. The Company manages retail credit risk through the use of established credit policies, which include monitoring of the portfolio and the use of credit mitigation measures such as deposits or prepayment arrangements.

As of December 31, 2025, the Company's retail customer credit exposure to Home and Business customers was diversified across many customers and various industries, as well as government entities. Current economic conditions may affect the Company's customers' ability to pay bills in a timely manner, which could increase customer delinquencies and may lead to an increase in credit losses. The Company's provision for credit losses resulting from credit risk was $272 million, $314 million and $251 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Liquidity Risk

Liquidity risk arises from the general funding needs of the Company's activities and the management of the Company's assets and liabilities. The Company is currently exposed to additional collateral posting if natural gas prices decline, primarily due to the long natural gas equivalent position at various exchanges used to hedge NRG's retail supply load obligations.

Based on a sensitivity analysis for power and gas positions under marginable contracts as of December 31, 2025, a $0.50 per MMBtu decrease in natural gas prices across the term of the marginable contracts would cause an increase in margin collateral posted of approximately $1.4 billion and a 1.00 MMBtu/MWh decrease in heat rates for heat rate positions would result in an increase in margin collateral posted of approximately $503 million. This analysis uses simplified assumptions and is calculated based on portfolio composition and margin-related contract provisions as of December 31, 2025.

Interest Rate Risk

NRG is exposed to fluctuations in interest rates through its issuance of debt. Exposures to interest rate fluctuations may be mitigated by entering into derivative instruments known as interest rate swaps, treasury locks, caps, collars and put or call options. These contracts reduce exposure to interest rate volatility when taking into account the combinations of the debt and the interest rate derivative instrument. NRG's risk management policies allow the Company to reduce interest rate exposure. As of December 31, 2025, the Company had $700 million of interest rate swaps extending through 2029 to mitigate the risk of the floating rate of the Term Loan B.

NRG has both short and long-term debt instruments that subject the Company to the risk of loss associated with movements in market interest rates. As of December 31, 2025, a 1% change in variable interest rates would result in a $16 million change in interest expense on a rolling twelve-month basis.

As of December 31, 2025, the Company's debt fair value was $16.4 billion and carrying value was $16.6 billion. NRG estimates that a 1% decrease in market interest rates would have increased the fair value of the Company's long-term debt by $843 million.

Currency Exchange Risk

NRG is subject to transactional exchange rate risk from transactions with customers in countries outside of the U.S., primarily within Canada, as well as from intercompany transactions between affiliates. Transactional exchange rate risk arises from the purchase and sale of goods and services in currencies other than the Company's functional currency or the functional currency of an applicable subsidiary. NRG hedges a portion of its forecasted currency transactions with foreign exchange forward contracts. As of December 31, 2025, NRG is exposed to changes in foreign currency primarily associated with the purchase of U.S. dollar denominated natural gas for its Canadian business and entered into foreign exchange contracts with a notional amount of $437 million.

The Company is subject to translation exchange rate risk related to the translation of the financial statements of its foreign operations into U.S. dollars. Costs incurred and sales recorded by subsidiaries operating outside of the U.S. are translated into U.S. dollars using exchange rates effective during the respective period. As a result, the Company is exposed to movements in the exchange rates of various currencies against the U.S. dollar, primarily the Canadian and Australian dollars. A hypothetical 10% appreciation in major currencies relative to the U.S. dollar as of December 31, 2025, would have resulted in a decrease of $3 million to net income within the Consolidated Statement of Operations.

Item 8 — Financial Statements and Supplementary Data

The financial statements and schedules are included in Part IV, Item 15 of this Annual Report on Form 10-K.

Item 9 — Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A — Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Under the supervision and with the participation of NRG's management, including its principal executive officer, principal financial officer and principal accounting officer, NRG conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, as such term is defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act. Based on this evaluation, the Company's principal executive officer, principal financial officer and principal accounting officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K. Management's report on the Company's internal control over financial reporting and the report of the Company's independent registered public accounting firm are incorporated under the caption "Management's Report on Internal Control over Financial Reporting" and under the caption "Report of Independent Registered Public Accounting Firm" in this Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Changes in Internal Control over Financial Reporting

There were no changes in NRG's internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that occurred in the fourth quarter of 2025 that materially affected, or are reasonably likely to materially affect, NRG's internal control over financial reporting.

Inherent Limitations over Internal Controls

NRG's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that:

1. Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of its management and directors; and

3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations, including the possibility of human error and circumvention by collusion or overriding of controls. Accordingly, even an effective internal control system may not prevent or detect material misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the Company's management, including its principal executive officer, principal financial officer and principal accounting officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's evaluation under the framework in *Internal Control — Integrated Framework (2013)*, the Company's management concluded that its internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in its report which is included in this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
NRG Energy, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited NRG Energy, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated February 24, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 24, 2026

Item 9B — Other Information

Director and Officer Trading Arrangements

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a 'Rule 10b5-1 trading arrangement' or 'non-Rule 10b5-1 trading arrangement,' as each term is defined in Item 408(a) of Regulation S-K.

Item 9C — Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10 — Directors, Executive Officers and Corporate Governance

Directors and Executive Officers

Information required by this Item is incorporated by reference to the similarly named section of NRG's Definitive Proxy Statement for its 2026 Annual Meeting of Stockholders.

Code of Ethics

NRG has adopted a code of ethics entitled "NRG Code of Conduct" that applies to directors, officers and employees, including the chief executive officer and senior financial officers of NRG. It may be accessed through the "Governance" section of the Company's website at www.nrg.com. NRG also elects to disclose the information required by Form 8-K, Item 5.05, "Amendments to the Registrant's Code of Ethics, or Waiver of a Provision of the Code of Ethics," through the Company's website, and such information will remain available on this website for at least a 12-month period. A copy of the "NRG Code of Conduct" is available in print to any stockholder who requests it.

Insider Trading Arrangements and Policies

The Company has adopted a Securities Trading and Non-Disclosure Policy (the "Insider Trading Policy") governing the purchase, sale, and other dispositions of its securities by its directors, officers, employees, and other covered personnel. It also follows procedures for the repurchase of its securities. NRG believes that its Insider Trading Policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to the Company. A copy of NRG's Insider Trading Policy, including any amendments thereto, is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Other information required by this Item is incorporated by reference to the similarly named section of NRG's Definitive Proxy Statement for its 2026 Annual Meeting of Stockholders.

Item 11 — Executive Compensation

Information required by this Item is incorporated by reference to the similarly named section of NRG's Definitive Proxy Statement for its 2026 Annual Meeting of Stockholders.

Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized for Issuance under Equity Compensation Plans

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	2,828,281 (1)	$ —	12,932,953
Equity compensation plans not approved by security holders	1,312,244 (2)	$ —	12,893,481
Total	4,140,525	$ —	25,826,434 (3)

(1) Consists of shares issuable under the NRG LTIP. See Item 15 — Note 20, *Stock-Based Compensation* for a discussion of the NRG LTIP

(2) Consists of shares issuable under the Vivint LTIP. On March 10, 2023, in connection with the acquisition of Vivint Smart Home, NRG assumed the Vivint LTIP. While the Vivint LTIP was previously approved by stockholders of Vivint Smart Home, Inc., the plan is listed as "not approved" because it was assumed as part of the acquisition of Vivint Smart Home and not subject to approval by NRG stockholders. See Item 15 — Note 20, *Stock-Based Compensation* for a discussion of the Vivint LTIP

(3) Consists of 6,648,805 shares of common stock under the NRG LTIP, 12,893,481 shares of common stock under the Vivint LTIP and 6,284,148 shares of treasury stock reserved for issuance under the ESPP

The LTIPs currently provides for grants of restricted stock units, relative performance stock units, deferred stock units and dividend equivalent rights. The Company's directors, officers and employees, as well as other individuals performing services for, or to whom an offer of employment has been extended by the Company, are eligible to receive grants under one or both of the LTIPs. The purpose of the LTIPs is to promote the Company's long-term growth and profitability by providing these individuals with incentives to maximize stockholder value and otherwise contribute to the Company's success and to enable the Company to attract, retain and reward the best available persons for positions of responsibility. The Compensation Committee of the Board of Directors administers the LTIPs.

Other information required by this Item is incorporated by reference to the similarly named section of NRG's Definitive Proxy Statement for its 2026 Annual Meeting of Stockholders.

Item 13 — Certain Relationships and Related Transactions, and Director Independence

Information required by this Item is incorporated by reference to the similarly named section of NRG's Definitive Proxy Statement for its 2026 Annual Meeting of Stockholders.

Item 14 — Principal Accounting Fees and Services

Information required by this Item is incorporated by reference to the similarly named section of NRG's Definitive Proxy Statement for its 2026 Annual Meeting of Stockholders.

PART IV

Item 15 — Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

The following consolidated financial statements of NRG Energy, Inc. and related notes thereto, together with the reports thereon of KPMG LLP, Philadelphia, PA, Auditor Firm ID: 185, are included herein:

Consolidated Statements of Operations — Years ended December 31, 2025, 2024, and 2023

Consolidated Statements of Comprehensive Income/(Loss) — Years ended December 31, 2025, 2024, and 2023

Consolidated Balance Sheets — As of December 31, 2025 and 2024

Consolidated Statements of Cash Flows — Years ended December 31, 2025, 2024, and 2023

Consolidated Statements of Stockholders' Equity — Years ended December 31, 2025, 2024, and 2023

Notes to Consolidated Financial Statements

(a)(2) Financial Statement Schedule

The following Consolidated Financial Statement Schedule of NRG Energy, Inc. is filed as part of Item 15 of this report and should be read in conjunction with the Consolidated Financial Statements.

Schedule II — Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore, have been omitted.

(a)(3) Exhibits: See Exhibit Index submitted as a separate section of this report.

(b) Exhibits

See Exhibit Index submitted as a separate section of this report.

(c) Not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
NRG Energy, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of NRG Energy, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the sufficiency of audit evidence over revenues

As discussed in Note 3 to the consolidated financial statements, the Company had $30,713 million of revenues. Revenue is derived from various revenue streams in different geographic markets and the Company’s processes and related information technology (IT) systems used to record revenue differ for each of these revenue streams.

We identified the evaluation of the sufficiency of audit evidence over revenues as a critical audit matter which required a high degree of auditor judgment due to the number of revenue streams and IT systems involved in the revenue recognition process. This included determining the revenue streams over which procedures were to be performed and evaluating the nature and extent of evidence obtained over the individual revenue streams as well as revenue in the aggregate. It also included the involvement of IT professionals with specialized skills and knowledge to assist in the performance of certain procedures.

The following are the primary procedures we performed to address this critical audit matter. We, with the assistance of IT professionals, applied auditor judgment to determine the revenue streams over which procedures were performed as well as the nature and extent of such procedures. For certain revenue streams over which procedures were performed,

we evaluated the design and tested the operating effectiveness of certain internal controls over the Company's revenue recognition processes. For certain revenue streams, we involved IT professionals, who assisted in testing certain IT applications used by the Company in its revenue recognition processes. In addition, we assessed recorded revenue for a selection of transactions by comparing the amounts recognized to underlying documentation, including contracts with customers, and for certain revenue streams, we performed a software-assisted data analysis to assess certain relationships among revenue transactions. In addition, we evaluated the sufficiency of audit evidence obtained over revenues by assessing the results of procedures performed, including the appropriateness of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2004.

Philadelphia, Pennsylvania
February 24, 2026

NRG ENERGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	For the Year Ended December 31,		
	2025	2024	2023
Revenue			
Revenue	$ 30,713	$ 28,130	$ 28,823
Operating Costs and Expenses			
Cost of operations (excluding depreciation and amortization shown below)	24,761	22,100	26,483
Depreciation and amortization	1,406	1,403	1,295
Impairment losses	—	36	26
Selling, general and administrative costs (excluding amortization of customer acquisition costs of $295, $204 and $125, respectively, which are included in depreciation and amortization shown separately above)	2,602	2,345	2,094
Acquisition-related transaction and integration costs	74	30	119
Total operating costs and expenses	28,843	25,914	30,017
(Loss)/Gain on sale of assets	(25)	208	1,578
Operating Income	1,845	2,424	384
Other Income/(Expense)			
Equity in earnings of unconsolidated affiliates	11	20	16
Impairment losses on investments	(39)	(7)	(102)
Other income, net	68	44	47
(Loss)/Gain on debt extinguishment	(10)	(382)	109
Interest expense	(741)	(651)	(667)
Total other expense	(711)	(976)	(597)
Income/(Loss) Before Income Taxes	1,134	1,448	(213)
Income tax expense/(benefit)	270	323	(11)
Net Income/(Loss)	864	1,125	(202)
Less: Cumulative dividends attributable to Series A Preferred Stock	67	67	54
Net Income/(Loss) Available for Common Stockholders	$ 797	$ 1,058	$ (256)
Income/(Loss) Per Share			
Weighted average number of common shares outstanding — basic	195	206	228
Income/(Loss) per Weighted Average Common Share — Basic	$ 4.09	$ 5.14	$ (1.12)
Weighted average number of common shares outstanding — diluted	199	212	228
Income/(Loss) per Weighted Average Common Share — Diluted	$ 4.01	$ 4.99	$ (1.12)

See notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the Year Ended December 31,		
(In millions)	2025	2024	2023
Net Income/(Loss)	$ 864	$ 1,125	$ (202)
Other Comprehensive Income/(Loss), net of tax			
Foreign currency translation adjustments	21	(22)	9
Defined benefit plans	15	(4)	30
Other comprehensive income/(loss)	36	(26)	39
Comprehensive Income/(Loss)	$ 900	$ 1,099	$ (163)

See notes to Consolidated Financial Statements

NRG ENERGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,	
(In millions)	2025	2024
ASSETS		
Current Assets		
Cash and cash equivalents	$ 4,708	$ 966
Funds deposited by counterparties	260	199
Restricted cash	30	8
Accounts receivable, net	4,065	3,488
Inventory	461	478
Derivative instruments	2,189	2,686
Cash collateral paid in support of energy risk management activities	365	309
Prepayments and other current assets	1,069	830
Total current assets	13,147	8,964
Property, plant and equipment, net	3,632	2,021
Other Assets		
Equity investments in affiliates	16	45
Operating lease right-of-use assets, net	130	151
Goodwill	5,017	5,011
Customer relationships, net	1,203	1,538
Other intangible assets, net	1,106	1,370
Derivative instruments	1,568	1,710
Deferred income taxes	1,843	2,067
Other non-current assets	1,478	1,145
Total other assets	12,361	13,037
Total Assets	$ 29,140	$ 24,022

CONSOLIDATED BALANCE SHEETS (Continued)

(In millions, except share data)	As of December 31, 2025	As of December 31, 2024
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Current portion of long-term debt and finance leases	$ 31	$ 996
Current portion of operating lease liabilities	35	66
Accounts payable	2,834	2,513
Derivative instruments	2,257	2,297
Cash collateral received in support of energy risk management activities	260	199
Deferred revenue current	748	711
Accrued expenses and other current liabilities	1,864	2,031
Total current liabilities	8,029	8,813
Other Liabilities		
Long-term debt and finance leases	16,412	9,812
Non-current operating lease liabilities	144	117
Derivative instruments	1,103	1,107
Deferred income taxes	15	12
Deferred revenue non-current	895	862
Other non-current liabilities	861	821
Total other liabilities	19,430	12,731
Total Liabilities	27,459	21,544
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock; 10,000,000 shares authorized; 650,000 Series A shares issued and outstanding at December 31, 2025 and 2024 (aggregate liquidation preference $650)	650	650
Common stock; $0.01 par value; 500,000,000 shares authorized; 199,828,615 and 205,064,058 shares issued; and 190,376,607 and 198,604,003 shares outstanding at December 31, 2025 and 2024, respectively	2	2
Additional paid-in capital	215	705
Retained earnings	1,982	1,535
Treasury stock, at cost; 9,452,008 and 6,460,055 shares at December 31, 2025 and 2024, respectively	(1,087)	(297)
Accumulated other comprehensive loss	(81)	(117)
Total Stockholders' Equity	1,681	2,478
Total Liabilities and Stockholders' Equity	$ 29,140	$ 24,022

See notes to Consolidated Financial Statements

NRG ENERGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	For the Year Ended December 31, 2025	2024	2023
Cash Flows from Operating Activities			
Net Income/(Loss)	$ 864	$ 1,125	$ (202)
Adjustments to reconcile net income/(loss) to cash provided by operating activities:			
Depreciation of property, plant and equipment and amortization of customer relationships and other intangible assets	896	1,071	1,127
Amortization of capitalized contract costs	510	332	168
Accretion of asset retirement obligations	29	34	27
Provision for credit losses	272	314	251
Amortization of nuclear fuel	—	—	47
Amortization of financing costs and debt discounts	51	39	52
Loss/(gain) on debt extinguishment	10	382	(109)
Amortization of in-the-money contracts and emissions allowances	97	105	137
Amortization of unearned equity compensation	134	102	101
Net loss/(gain) on sale of assets and disposal of assets	25	(192)	(1,559)
Gain on proceeds from insurance recoveries for property, plant and equipment, net	(100)	—	(164)
Impairment losses	39	43	128
Changes in derivative instruments	450	(337)	2,455
Changes in current and deferred income taxes and liability for uncertain tax benefits	213	165	(92)
Changes in collateral deposits in support of risk management activities	7	245	(1,806)
Equity in and distributions from earnings of unconsolidated affiliates	(8)	(13)	(6)
Cash (used)/provided by changes in other working capital:			
Accounts receivable - trade	(760)	(366)	1,004
Inventory	30	111	189
Prepayments and other current assets	(757)	(539)	(401)
Accounts payable	192	170	(1,455)
Accrued expenses and other current liabilities	28	136	360
Other assets and liabilities	(309)	(621)	(473)
Cash provided/(used) by operating activities	$ 1,913	$ 2,306	$ (221)
Cash Flows from Investing Activities			
Payments for acquisitions of businesses and assets, net of cash acquired	$ (596)	$ (38)	$ (2,523)
Capital expenditures	(1,147)	(472)	(598)
Proceeds from sales of assets, net of cash disposed	6	501	2,007
Net purchases of emissions allowances	(1)	(18)	(24)
Proceeds from insurance recoveries for property, plant and equipment, net	100	3	240
Investments in nuclear decommissioning trust fund securities	—	—	(367)
Proceeds from the sale of nuclear decommissioning trust fund securities	—	—	355
Cash used by investing activities	$ (1,638)	$ (24)	$ (910)

(In millions)	For the Year Ended December 31,		
	2025	**2024**	**2023**
Cash Flows from Financing Activities			
Proceeds from issuance of preferred stock, net of fees	$ —	$ —	$ 635
Equivalent shares purchased in lieu of tax withholdings	(92)	(50)	(22)
Payments for share repurchase activity and excise tax[a]	(1,311)	(935)	(1,150)
Payment for settlement of capped call options[b]	(292)	—	—
Payments of dividends to preferred and common stockholders	(411)	(405)	(381)
Proceeds from issuance of long-term debt	6,676	3,200	731
Repayments of long-term debt and finance leases	(1,005)	(3,255)	(523)
Payments for debt extinguishment costs	—	(262)	—
Payments of deferred financing costs	(78)	(45)	(32)
Net receipts/(payments) from settlement of acquired derivatives that include financing elements	59	(3)	342
Proceeds from credit facilities	1,575	1,050	3,020
Repayments to credit facilities	(1,575)	(1,050)	(3,020)
Cash provided/(used) by financing activities	$ 3,546	$ (1,755)	$ (400)
Effect of exchange rate changes on cash and cash equivalents	4	(3)	2
Net Increase/(Decrease) in Cash and Cash Equivalents, Funds Deposited by Counterparties and Restricted Cash	3,825	524	(1,529)
Cash and Cash Equivalents, Funds Deposited by Counterparties and Restricted Cash at Beginning of Period	1,173	649	2,178
Cash and Cash Equivalents, Funds Deposited by Counterparties and Restricted Cash at End of Period	$ 4,998	$ 1,173	$ 649

(a)   Includes excise tax paid of $9 million during the year ended December 31, 2025

(b)   Includes $16 million of payments for shares received from the exercise of the Capped Call Options. For further discussion, see Note 15, *Capital Structure*

For further discussion of supplemental cash flow information see Note 25, *Cash Flow Information*

See notes to Consolidated Financial Statements

NRG ENERGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions)	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Stock-holders' Equity
Balance at December 31, 2022	$ —	$ 4	$ 8,457	$ 1,408	$ (5,864)	$ (177)	$ 3,828
Net loss				(202)			(202)
Issuance of Series A Preferred Stock	650		(15)				635
Other comprehensive income						39	39
Shares reissuance for ESPP			2		6		8
Share repurchases[a]			(117)		(1,043)		(1,160)
Retirement of treasury stock[b]		(1)	(5,008)		5,009		—
Equity-based awards activity, net[c]			97				97
Common stock dividends and dividend equivalents declared[d]				(352)			(352)
Series A Preferred Stock dividends[e]				(34)			(34)
Sale of the 44% equity interest in STP						47	47
Balance at December 31, 2023	$ 650	$ 3	$ 3,416	$ 820	$ (1,892)	$ (91)	$ 2,906
Net income				1,125			1,125
Other comprehensive loss						(26)	(26)
Shares reissuance for ESPP			5		8		13
Share repurchases[a]			117		(1,051)		(934)
Retirement of treasury stock[b]		(1)	(2,637)		2,638		—
Equity-based awards activity, net[c]			57				57
Common stock dividends and dividend equivalents declared[d]				(343)			(343)
Series A Preferred Stock dividends[e]				(67)			(67)
Capped Call Options[f]			(253)				(253)
Balance at December 31, 2024	$ 650	$ 2	$ 705	$ 1,535	$ (297)	$ (117)	$ 2,478
Net income				864			864
Other comprehensive income						36	36
Shares reissuance for ESPP			5		14		19
Share repurchases[a][g]					(1,313)		(1,313)
Retirement of treasury stock[b]			(483)		483		—
Equity-based awards activity, net[c]			48				48
Common stock dividends and dividend equivalents declared[d]				(350)			(350)
Series A Preferred Stock dividends[e]				(67)			(67)
Capped Call Options[f]			(34)				(34)
Settlement of Capped Call Options[f]			287		(287)		—
Conversion of Convertible Senior Notes[h]			(313)		313		—
Balance at December 31, 2025	$ 650	$ 2	$ 215	$ 1,982	$ (1,087)	$ (81)	$ 1,681

(a) Includes excise tax accrued of $11 million, $9 million and $10 million for the years ended December 31, 2025, 2024 and 2023, respectively. For further discussion of the share repurchases, see Note 15, *Capital Structure*

(b) For further discussion of the treasury stock retirements, see Note 15, *Capital Structure*

(c) Includes $(92) million, $(50) million and $(22) million of equivalent shares purchased in lieu of tax withholding on equity compensation issuances for the years ended December 31, 2025, 2024 and 2023, respectively

(d) Dividends per common share were $1.76, $1.63 and $1.51 for each of the years ended December 31, 2025, 2024 and 2023, respectively

(e) Dividends per share of Series A Preferred Stock were $51.25 for each of the periods ended September 15 and March 15, 2025 and 2024 and $52.96 for the period ended September 15, 2023

(f) For further discussion of the Capped Call Options, see Note 15, *Capital Structure*

(g) Excludes $16 million of payments for shares received from the exercise of the Capped Call Options. For further discussion, see Note 15, *Capital Structure*

(h) For further discussion of the Convertible Senior Notes, see Note 12, *Long-term Debt and Finance Leases*

See notes to Consolidated Financial Statements

Note 1 — *Nature of Business*

General

NRG Energy, Inc., or NRG or the Company, serves electricity, natural gas, and smart-home technology solutions to approximately 8 million residential customers (comprised of 6 million retail energy and 2 million smart home), in addition to large commercial and industrial, data center, and wholesale customers. Across North America, NRG is redefining customer's experience with energy under the brand names such as NRG, Reliant, Direct Energy, Green Mountain Energy and Vivint. As of December 31, 2025, the Company's core power and natural gas business consists of approximately 12 GW of competitive power generation, primarily in Texas, and a natural gas portfolio that serves approximately 1,900 MMDth annually.

On January 30, 2026, NRG completed the acquisition of the LSP Portfolio, pursuant to the Purchase Agreement dated as of May 12, 2025. The LSP Portfolio includes 18 natural gas-fired and dual fuel facilities totaling approximately 13 GW of capacity, located across nine states, as well as CPower, a leading demand response platform.

The Company's business is segmented as follows:

- Texas, which includes all activity related to customer, plant and market operations in Texas;

- East, which includes all activity related to customer, plant and market operations in the East;

- West/Other, which includes the following assets and activities: (i) all activity related to customer, plant and market operations in the West and Canada, and (ii) other investments;

- Vivint Smart Home; and

- Corporate activities.

Note 2 — *Summary of Significant Accounting Policies*

Basis of Presentation and Principles of Consolidation

The Company's consolidated financial statements have been prepared in accordance with U.S. GAAP. The ASC, established by the FASB, is the source of authoritative U.S. GAAP to be applied by nongovernmental entities. In addition, the rules and interpretative releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.

The consolidated financial statements include NRG's accounts and operations and those of its subsidiaries in which the Company has a controlling interest. All significant intercompany transactions and balances have been eliminated in consolidation. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist through arrangements that do not involve controlling voting interests. As such, NRG applies the guidance of ASC 810, *Consolidations,* or ASC 810, to determine when an entity that is insufficiently capitalized or not controlled through its voting interests, referred to as a VIE, should be consolidated.

Credit Losses

In accordance with ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, or ASU No. 2016-13, retail trade receivables are reported on the balance sheet net of the allowance for credit losses within accounts receivables, net. Long-term receivables are recorded net in other non-current assets on the consolidated balance sheet. The Company accrues an allowance for current expected credit losses based on (i) estimates of uncollectible revenues by analyzing accounts receivable aging and current and reasonable forecasts of expected economic factors including, but not limited to, unemployment rates and weather-related events, (ii) historical collections and delinquencies, and (iii) counterparty credit ratings for commercial and industrial customers. The Company writes off customer contract receivable balances against the allowance for credit losses when it is determined a receivable is uncollectible.

The following table presents the activity in the allowance for credit losses for the years ended December 31, 2025, 2024, and 2023:

(In millions)	Year Ended December 31,					
	2025		2024		2023	
Beginning balance	$	152	$	145	$	133
Acquired balance from Vivint Smart Home		—		—		22
Provision for credit losses		272		314		251
Write-offs		(343)		(363)		(313)
Recoveries collected		46		38		39
Other		19		18		13
Ending balance	$	146	$	152	$	145

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less at the time of purchase.

Funds Deposited by Counterparties

Funds deposited by counterparties consist of cash held by the Company as a result of collateral posting obligations from its counterparties related to NRG's hedging program. The increase in funds deposited by counterparties is driven by the increase in forward positions as a result of increases in power prices compared to December 31, 2024. Though some amounts are segregated into separate accounts, not all funds are contractually restricted. Based on the Company's intention, these funds are not available for the payment of general corporate obligations; however, they are available for liquidity management. Depending on market fluctuations and the settlement of the underlying contracts, the Company will refund this collateral to the hedge counterparties pursuant to the terms and conditions of the underlying trades. Since collateral requirements fluctuate daily and the Company cannot predict if any collateral will be held for more than twelve months, the funds deposited by counterparties are classified as a current asset on the Company's balance sheet, with an offsetting liability for this cash collateral received within current liabilities.

Restricted Cash

The following table provides a reconciliation of cash and cash equivalents, restricted cash and funds deposited by counterparties reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the statements of cash flows.

(In millions)	Year Ended December 31,					
	2025		2024		2023	
Cash and cash equivalents	$	4,708	$	966	$	541
Funds deposited by counterparties		260		199		84
Restricted cash		30		8		24
Cash and cash equivalents, funds deposited by counterparties and restricted cash shown in the statements of cash flows	$	4,998	$	1,173	$	649

Restricted cash consists primarily of funds held by the Company for projects under construction or that are restricted in their use due to contractual or legal obligations.

Inventory

Inventory consists principally of natural gas, fuel oil, coal, spare parts and finished goods. The Company removes natural gas inventory as goods are delivered to customers and as they are used in the production of electricity or steam. The Company removes fuel oil and coal inventories as they are used in the production of electricity. The Company removes spare parts inventories when they are used for repairs, maintenance or capital projects. The Company expects to recover the natural gas, fuel oil, coal and spare parts costs in the ordinary course of business. Inventory is valued at the lower of cost or net realizable value with cost being determined on a first in first out basis for finished goods and weighted average cost method for all other inventories. The Company removes finished goods inventories as they are sold to customers. Inventories sold to customers as part of a smart home system are generally capitalized as contract costs. Sales of inventory are classified as an operating activity in the consolidated statements of cash flows.

Property, Plant and Equipment

Property, plant and equipment are stated at cost or, in the case of business acquisitions, acquisition date fair value; however, impairment adjustments are recorded whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Significant additions or improvements extending asset lives are capitalized as incurred, while repairs and maintenance that do not improve or extend the life of the respective asset are charged to expense as incurred. Depreciation, other than nuclear fuel, is computed using the straight-line method, while nuclear fuel was amortized based on units of production over the estimated useful lives. Certain assets and their related accumulated depreciation amounts are adjusted for asset retirements and disposals with the resulting gain or loss included in cost of operations in the consolidated statements of operations. For further discussion, see Note 8, *Property, Plant and Equipment*.

Business Interruption Insurance

The Company carries insurance policies to cover insurable risks including, but not limited to, business interruption. There were no business interruption insurance settlements during the years ended December 31, 2025 or 2024. As a result of damage at the Limestone 1 and W.A. Parish 8 units, the Company recorded business interruption insurance settlements of $7 million during the year ended December 31, 2023. Business interruption insurance is recorded to cost of operations in the consolidated statements of operations and cash provided by operating activities in the consolidated statement of cash flows.

Asset Impairments

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. Such reviews are performed in accordance with ASC 360. An impairment loss is indicated if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured by the difference between an asset's carrying amount and fair value with the difference recorded in operating costs and expenses in the consolidated statements of operations. Fair values are determined by a variety of valuation methods, including third-party appraisals, sales prices of similar assets and present value techniques.

Investments accounted for by the equity method are reviewed for impairment in accordance with ASC 323, *Investments-Equity Method and Joint Ventures*, or ASC 323, which requires that a loss in value of an investment that is an other-than-temporary decline should be recognized. The Company identifies and measures losses in the value of equity method investments based upon a comparison of fair value to carrying value. For further discussion of these matters, refer to Note 10, *Asset Impairments*.

Debt Issuance Costs

Debt issuance costs are capitalized and amortized as interest expense on a basis that approximates the effective interest method over the term of the related debt. Debt issuance costs are presented as a direct deduction from the carrying amount of the related debt, or as an asset if the issuance costs relate to revolving debt agreements or certain other financing arrangements.

Intangible Assets

Intangible assets represent contractual rights held by the Company. The Company recognizes specifically identifiable intangible assets including emissions allowances, customer and supply contracts, customer relationships, marketing partnerships, technologies, trade names and fuel contracts when specific rights and contracts are acquired. These intangible assets are amortized based on expected volumes, expected delivery, expected discounted future net cash flows, straight line or units of production basis. As of December 31, 2025 and 2024, the Company had accumulated amortization related to its intangible assets of $4.0 billion and $3.6 billion, respectively.

Emission allowances held-for-sale, which are included in other non-current assets on the Company's consolidated balance sheet, are not amortized; they are carried at the lower of cost or fair value and reviewed for impairment in accordance with ASC 360.

For further discussion, see Note 11, *Goodwill and Other Intangibles*.

Goodwill

In accordance with ASC 350, *Intangibles-Goodwill and Other*, or ASC 350, the Company recognizes goodwill for the excess cost of an acquired entity over the net value assigned to assets acquired and liabilities assumed. NRG performs goodwill impairment tests annually, during the fourth quarter, and when events or changes in circumstances indicate that the carrying value may not be recoverable.

The Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, there is no goodwill impairment.

In the absence of sufficient qualitative factors indicating that it is more-likely-than-not that no impairment occurred, the Company performs a quantitative assessment by determining the fair value of the reporting unit and comparing the fair value to its book value. If the fair value of the reporting unit exceeds its book value, goodwill of the reporting unit is not considered impaired. If the book value exceeds fair value, the Company recognizes an impairment loss equal to the difference between book value and fair value.

For further discussion of goodwill impairment losses recognized refer to Note 10, *Asset Impairments*.

Capitalized Contract Costs

Capitalized contract costs represent the costs directly related and incremental to the origination of new contracts, modification of existing contracts or to the fulfillment of the related customer contracts. These costs include installed products, commissions, other compensation and the cost of installation of new or upgraded customer contracts. The Company calculates amortization by accumulating all deferred contract costs into separate portfolios based on the initial month of service and amortizes those deferred contract costs on a straight-line basis over the expected period of benefit, consistent with the pattern in which the Company provides services to its customers. The expected period of benefit for customers is approximately five years. The Company updates its estimate of the expected period of benefit periodically and whenever events or circumstances indicate that the expected period of benefit could change significantly. Such changes, if any, are accounted for prospectively as a change in estimate. Amortization of capitalized contract costs are included in depreciation and amortization in the consolidated statements of operations. Contract costs not directly related and incremental to the origination of new contracts, modification of existing contracts or to the fulfillment of the related customer contracts are expensed as incurred.

Depreciation and Amortization

The Company's depreciation and amortization included in the consolidated statement of operations consisted of the following:

(In millions)	For the Year Ended December 31,		
	2025	2024	2023
Amortization of capitalized contract costs related to fulfillment	$ 207	$ 120	$ 37
Amortization of capitalized contract costs related to customer acquisition	303	212	131
Amortization of customer relationships and other intangible assets	612	800	870
Depreciation of property, plant and equipment	284	271	257
Total depreciation and amortization	$ 1,406	$ 1,403	$ 1,295

Income Taxes

The Company accounts for income taxes using the liability method in accordance with ASC 740, *Income Taxes,* or ASC 740, which requires that the Company use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant temporary differences.

The Company has two categories of income tax expense or benefit — current and deferred, as follows:

- Current income tax expense or benefit consists solely of current taxes payable less applicable tax credits, and
- Deferred income tax expense or benefit is the change in the net deferred income tax asset or liability, excluding amounts charged or credited to accumulated other comprehensive income

The Company reports some of its revenues and expenses differently for financial statement purposes than for income tax return purposes, resulting in temporary and permanent differences between the Company's financial statements and income tax returns. The tax effects of such temporary differences are recorded as either deferred income tax assets or deferred income tax liabilities in the Company's consolidated balance sheets. The Company measures its deferred income tax assets and deferred income tax liabilities using income tax rates that are expected to be in effect when the deferred tax is realized.

The Company accounts for uncertain tax positions in accordance with ASC 740, which applies to all tax positions related to income taxes. Under ASC 740, tax benefits are recognized when it is more-likely-than-not that a tax position will be sustained upon examination by the authorities. The benefit recognized from a position is the amount of benefit that has surpassed the more-likely-than-not threshold, as it is more than 50% likely to be realized upon settlement. The Company recognizes interest and penalties accrued related to uncertain tax benefits as a component of income tax expense.

In accordance with ASC 740 and as discussed further in Note 19, *Income Taxes*, changes to existing net deferred tax assets or valuation allowances or changes to uncertain tax benefits, are recorded to income tax expense/(benefit).

Contract and Emission Credit Amortization

Assets and liabilities recognized through acquisitions related to the purchase and sale of energy and energy-related products in future periods for which the fair value has been determined to be significantly less or more than market are amortized to revenues or cost of operations over the term of each underlying contract based on actual generation and/or contracted volumes.

Emission credits represent the right to emit a specified amount of certain pollutants, including sulfur dioxide, nitrogen oxides and carbon dioxide, over a compliance period. Emission credits held for use are amortized to cost of operations based on the weighted average cost of the allowances held.

Gross Receipts and Sales Taxes

In connection with its retail sales, the Company records gross receipts taxes on a gross basis in revenues and cost of operations in its consolidated statements of operations. During the years ended December 31, 2025, 2024, and 2023, the Company's revenues and cost of operations included gross receipts taxes of $225 million, $216 million, and $212 million, respectively. Additionally, the Company records sales taxes collected from its taxable retail customers and remitted to the various governmental entities on a net basis; thus, there is no impact on the Company's consolidated statement of operations.

Cost of Operations

Cost of operations includes cost of fuel, purchased energy and other costs of sales, mark-to-market for economic hedging activities, contract and emission credit amortization, operations and maintenance, and other cost of operations.

Cost of Fuel, Purchased Energy and Other Cost of Sales

Cost of fuel is primarily the costs associated with procurement, transportation and storage of natural gas, nuclear fuel, oil and coal to operate the generation portfolio, which is expensed as the fuel is consumed. Purchased energy primarily relates to purchases to supply the Company's customer base, which includes spot market purchases, as well as contracts of various quantities and durations, including Renewable PPAs with third-party developers, which are primarily accounted for as NPNS (see further discussion in Derivative Instruments below). Other cost of sales primarily consists of TDSP expenses.

The cost of fuel is based on actual and estimated fuel usage for the applicable reporting period. The cost to deliver energy and related services to customers is based on actual and estimated supply volumes for the applicable reporting period. A portion of the cost of energy, $276 million, $284 million, and $240 million as of December 31, 2025, 2024, and 2023, respectively, was accrued and consisted of estimated transmission and distribution charges not yet billed by the transmission and distribution utilities.

In estimating supply volumes, the Company considers the effects of historical customer volumes, weather factors and usage by customer class. Transmission and distribution delivery fees are estimated using the same method used for electricity sales and services to retail customers. In addition, ISO fees are estimated based on historical trends, estimated supply volumes and initial ISO settlements. Volume estimates are then multiplied by the supply rate and recorded as cost of operations in the applicable reporting period.

Vivint Smart Home Flex Pay

Under Flex Pay, offered by Vivint Smart Home, customers pay separately for smart home products and services (smart home and security). The customer has the ability to pay for Vivint Smart Home products in the following three ways: (i) qualified customers may finance the purchase through third-party financing providers under the Consumer Financing Program, (ii) Vivint Smart Home generally offers a limited number of customers not eligible for the CFP, but who qualify under Vivint Smart Home underwriting criteria, the option to enter into a retail installment contract directly with Vivint Smart Home or (iii) customers may conduct purchases by check, automatic clearing house payments, credit or debit card or by obtaining short-term financing (generally no more than six-month installment terms) through Vivint Smart Home.

Although customers pay separately for products and services under Flex Pay, the Company has determined that the sale of products and services are one single performance obligation resulting in deferred revenue for the gross amount of products sold. For products financed through the CFP, gross deferred revenues are reduced by (i) any fees the third-party financing provider ("Financing Provider") is contractually entitled to receive at the time of loan origination, and (ii) the present value of expected future payments due to the Financing Providers. Loans are issued on either an installment or revolving basis with repayment terms ranging from 6 to 60 months.

For certain Financing Provider loans:

- Vivint Smart Home pays a monthly fee based on either the average daily outstanding balance of the installment loans, or the number of outstanding loans.
- Vivint Smart Home incurs fees at the time of the loan origination and receives proceeds that are net of these fees.

- Vivint Smart Home also shares liability for credit losses.

- Vivint Smart Home is responsible for reimbursing certain Financing Providers for merchant transaction fees and other associated loan fees.

Due to the nature of these provisions, the Company records a derivative liability at its fair value when the Financing Provider originates loans to customers, which reduces the amount of estimated revenue recognized on the provision of the services. The derivative liability is reduced as payments are made by Vivint Smart Home to the Financing Provider. Subsequent changes to the fair value of the derivative liability are realized through other income, net in the consolidated statements of operations. For further discussion, see Note 6, *Accounting for Derivative Instruments and Hedging Activities*.

Derivative Instruments

The Company accounts for derivative instruments under ASC 815, which requires the Company to record all derivatives on the balance sheet at fair value and changes in fair value in earnings, unless they qualify for the NPNS exception. The Company's primary derivative instruments are power and natural gas purchase or sales contracts, fuels purchase contracts and other energy related commodities used to mitigate variability in earnings due to fluctuation in market prices. In order to mitigate interest rate risk associated with the issuance of the Company's variable rate debt, NRG enters into interest rate swap agreements. In addition, in order to mitigate foreign exchange risk associated with the purchase of USD denominated natural gas for the Company's Canadian business, NRG enters into foreign exchange contract agreements. The Company also utilizes the CFP as part of its derivative activities.

As of December 31, 2025 and 2024, the Company did not have derivative instruments that were designated as cash flow or fair value hedges.

Revenues and expenses on contracts that qualify for the NPNS exception are recognized when the underlying physical transaction is delivered. While these contracts are considered derivative instruments under ASC 815, they are not recorded at fair value, but on an accrual basis of accounting. If it is determined that a transaction designated as NPNS no longer meets the scope exception, the fair value of the related contract is recorded on the balance sheet and immediately recognized through earnings.

NRG's trading activities are subject to limits in accordance with the Company's Risk Management Policy. These contracts are recognized on the balance sheet at fair value and changes in the fair value of these derivative instruments are recognized in earnings.

Mark-to-Market for Economic Hedging Activities

NRG enters into derivative instruments to manage price and delivery risk, optimize physical and contractual assets in the portfolio and manage working capital requirements. The mark-to-market for economic hedging activities are recognized to revenues or cost of operations during the reporting period.

Operations and Maintenance and Other Cost of Operations

Operations and maintenance costs include major and other routine preventative (planned outage) and corrective (forced outage) maintenance activities to ensure the safe and reliable operation of the Company's generation portfolio in compliance with all local, state and federal requirements. Operations and maintenance costs are also costs associated with retaining and maintaining the Company's customer base, such as call center support, portfolio maintenance and data analytics. Other cost of operations primarily includes gross receipts taxes, insurance, property taxes and asset retirement obligation expense.

Foreign Currency Translation and Transaction Gains and Losses

The local currencies are generally the functional currency of NRG's foreign operations. Foreign currency denominated assets and liabilities are translated at end-of-period rates of exchange. Revenues, expenses, and cash flows are translated at the weighted-average rates of exchange for the period. The resulting currency translation adjustments are not included in the Company's consolidated statements of operations for the period, but are accumulated and reported as a separate component of stockholders' equity until sale or complete or substantially complete liquidation of the net investment in the foreign entity takes place. Foreign currency transaction gains or losses are reported within other income, net in the Company's consolidated statements of operations. For the years ended December 31, 2025, 2024 and 2023, amounts recognized as foreign currency transaction gains/(losses) were immaterial. The Company's cumulative translation adjustment balances as of December 31, 2025, 2024, and 2023 were $(51) million, $(72) million, and $(43) million, respectively.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trust funds, accounts receivable, notes receivable, derivatives and investments in debt securities. Trust funds are held in accounts managed by experienced investment advisors. Certain accounts receivable, notes receivable, and derivative instruments are concentrated within entities engaged in the energy industry. These industry concentrations may impact the Company's overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic, industry or other conditions. Receivables and other contractual arrangements are subject to collateral requirements under the terms of enabling agreements. However, the Company believes that the credit risk posed by industry concentration is offset by the diversification and creditworthiness of its customer base. See Note 5, *Fair Value of Financial Instruments,* for a further discussion of derivative concentrations.

Asset Retirement Obligations

The Company accounts for AROs in accordance with ASC 410-20, *Asset Retirement Obligations,* or ASC 410-20. Retirement obligations associated with long-lived assets included within the scope of ASC 410-20 are those for which a legal obligation exists under enacted laws, statutes, and written or oral contracts, including obligations arising under the doctrine of promissory estoppel, and for which the timing and/or method of settlement may be conditional on a future event. ASC 410-20 requires an entity to recognize the fair value of a liability for an ARO in the period in which it is incurred and a reasonable estimate of fair value can be made.

Upon initial recognition of a liability for an ARO, the Company capitalizes the asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount. Over time, the liability is accreted to its future value, while the capitalized cost is depreciated over the useful life of the related asset. See Note 13, *Asset Retirement Obligations,* for a further discussion of AROs.

Pensions and Other Postretirement Benefits

The Company offers pension benefits through a defined benefit pension plan. In addition, the Company provides postretirement health and welfare benefits for certain groups of employees. The Company accounts for pension and other postretirement benefits in accordance with ASC 715, *Compensation — Retirement Benefits*, or ASC 715. The Company recognizes the funded status of the Company's defined benefit plans in the statement of financial position and records an offset for gains and losses as well as all prior service costs that have not been included as part of the Company's net periodic benefit cost to other comprehensive income. The determination of the Company's obligation and expenses for pension benefits is dependent on the selection of certain assumptions. These assumptions determined by management include the discount rate, the expected rate of return on plan assets and the rate of future compensation increases. The Company's actuarial consultants assist in determining assumptions for such items as retirement age. The assumptions used may differ materially from actual results, which may result in a significant impact to the amount of pension obligation or expense recorded by the Company.

The Company measures the fair value of its pension assets in accordance with ASC 820, *Fair Value Measurements and Disclosures,* or ASC 820. For further discussion, see Note 14, *Benefit Plans and Other Postretirement Benefits*.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718, *Compensation — Stock Compensation,* or ASC 718. The fair value of the Company's performance stock units is estimated on the date of grant using a Monte Carlo valuation model. NRG uses the Company's common stock price on the date of grant as the fair value of the Company's deferred stock units. Forfeiture rates are estimated based on an analysis of the Company's historical forfeitures, employment turnover, and expected future behavior. The Company recognizes compensation expense for both graded and cliff vesting awards on a straight-line basis over the requisite service period for the entire award. For further discussion, see Note 20, *Stock-Based Compensation*.

Investments Accounted for by the Equity Method

The Company has investments in domestic energy projects, as well as one Australian project. The equity method of accounting is applied to such investments in affiliates, which include joint ventures and partnerships, because the ownership structure prevents the Company from exercising a controlling influence over the operating and financial policies of the projects. Under this method, equity in pre-tax income or losses of domestic partnerships and, generally, in the net income or losses of its Australian project, are reflected as equity in earnings of unconsolidated affiliates. Distributions from equity method investments that represent earnings on the Company's investment are included within cash flows from operating activities and distributions from equity method investments that represent a return of the Company's investment are included within cash flows from investing activities. For further discussion, see Note 16, *Investments Accounted for by the Equity Method and Variable Interest Entities*.

Sale-Leaseback Arrangements

NRG is party to sale-leaseback arrangements that provide for the sale of certain assets to a third-party and simultaneously leases back the same asset to the Company. If the seller-lessee transfers control of the underlying assets to the buyer-lessor, the arrangement is accounted for under ASC 842-40, *Sale-Leaseback Transactions*. These arrangements are classified as operating leases on the Company's consolidated balance sheets.

Marketing and Advertising Costs

The Company expenses its marketing and advertising costs as incurred and includes them within selling, general and administrative costs. The costs of tangible assets used in advertising campaigns are recorded as fixed assets or deferred advertising costs and amortized as advertising costs over the shorter of the useful life of the asset or the advertising campaign. The Company has several long-term sponsorship arrangements. Payments related to these arrangements are deferred and expensed over the term of the arrangement. Advertising expenses for the years ended December 31, 2025, 2024, and 2023 were $239 million, $215 million, and $185 million, respectively.

Business Combinations

The Company accounts for its business combinations in accordance with ASC 805, *Business Combinations,* or ASC 805, which requires an acquirer to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value at the acquisition date. The Company also recognizes and measures the goodwill acquired or a gain from a bargain purchase in the business combination. In addition, transaction costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as plant depreciable lives, tax provisions, uncollectible accounts, actuarially determined benefit costs, the valuation of energy commodity contracts, environmental liabilities, legal costs incurred in connection with recorded loss contingencies, and assets acquired and liabilities assumed in business combinations, among others. In addition, estimates are used to test long-lived assets and goodwill for impairment and to determine the fair value of impaired assets. As better information becomes available or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

Reclassifications

Certain prior period amounts have been reclassified for comparative purposes. The reclassifications did not affect results from operations, net assets or cash flows.

Recent Accounting Developments - Guidance Adopted in 2025

ASU 2023-09 – In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740) – Improvements to Income Tax Disclosures*, or ASU 2023-09. The guidance in ASU 2023-09 enhances income tax disclosures by requiring disclosure of specific categories in the effective tax rate reconciliation and additional information for reconciling items that meet a quantitative threshold. Further the amendments of ASU 2023-09 require certain disclosures on income tax expense and income taxes paid. The Company adopted the new guidance effective December 31, 2025 on a prospective basis. Because the amendments update disclosure requirements only, it did not have an impact on the Company's results of operations, cash flows, or statement of financial position.

Recent Accounting Developments - Guidance Not Yet Adopted

ASU 2024-03 – In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) – Disaggregation of Income Statement Expenses*, or ASU 2024-03. The guidance in ASU 2024-03 requires more detailed information about specified categories of expenses included in certain captions presented on the face of the income statement. This ASU is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting ASU 2024-03 on its disclosures.

ASU 2024-04 – In November 2024, the FASB issued ASU No. 2024-04, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) – Induced Conversions of Convertible Debt Instruments*, or ASU 2024-04. The guidance in ASU 2024-04 clarifies the requirements related to accounting for the settlement of a debt instrument as an induced conversion when changes are made to conversion features as part of an offer to settle the instrument. This ASU is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The amendments may be applied either (1) prospectively to any settlements of convertible debt instruments that occur after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements, with a cumulative effect adjustment to equity. The Company does not expect the adoption of ASU 2024-04 to have a significant impact on the Company's consolidated financial statements and related disclosures.

ASU 2025-05 – In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments—Credit Losses (Topic 326) – Measurement of Credit Losses for Accounts Receivable and Contract Assets,* or ASU 2025-05. The amendment provides a practical expedient that allows entities to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses for current accounts receivable and current contract assets. The amendments of ASU 2025-05 should be applied prospectively and are effective for annual and interim periods beginning after December 15, 2025, with early adoption permitted. The Company does not expect the adoption of ASU 2025-05 to have a significant impact on the Company's consolidated financial statements and related disclosures.

ASU 2025-06 – In September 2025, the FASB issued ASU No. 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40) — Targeted Improvements to the Accounting for Internal-Use Software*, or ASU 2025-06. The update amends guidance on capitalization of internal-use software development costs by removing the previous "development stage" model and clarifying the criteria that must be met for entities to begin capitalizing software costs. This ASU is effective for annual and interim periods beginning after December 15, 2027, with early adoption permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU, (2) retrospectively to all prior periods presented in the financial statement, or (3) using a modified transition approach based on whether an existing project can be capitalized under the updated guidance. The Company is currently evaluating the impact of adopting ASU 2025-06 on its consolidated financial statements and related disclosures.

ASU 2025-07 – In September 2025, the FASB issued ASU No. 2025-07, *Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606) — Derivative Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract,* or ASU 2025-07. The update refines the scope of derivative accounting guidance by providing a scope exception for non-exchange traded contracts with payments based on the operations or activities of one of the parties to the contract. The update also clarifies accounting under Topic 606 for share-based noncash consideration received from a customer. This ASU is effective for annual and interim periods beginning after December 15, 2026, with early adoption permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) using a modified retrospective basis with a cumulative effect adjustment to equity. The Company is currently evaluating the impact of adopting ASU 2025-07 on its consolidated financial statements and related disclosures.

ASU 2025-08 – In November 2025, the FASB issued ASU No. 2025-08, *Financial Instruments—Credit Losses* (Topic 326) — *Purchased Loans*, or ASU 2025-08. The update amends the accounting for "purchased seasoned loans" under Topic 326 by requiring estimated expected credit losses to be reflected as an adjustment to the asset's purchase price at acquisition. The amendments of ASU 2025-08 should be applied prospectively to loans that are acquired on or after adoption date and are effective for annual and interim periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-08 on its consolidated financial statements and related disclosures.

ASU 2025-09 – In November 2025, the FASB issued ASU No. 2025-09, *Derivatives and Hedging (Topic 815) — Hedge Accounting Improvements*, or ASU 2025-09. The update more closely aligns hedge accounting with the economics of an entity's risk management activities. The amendments of ASU 2025-09 should be applied prospectively to all hedging relationships and are effective for annual and interim periods beginning after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-09 on its consolidated financial statements and related disclosures.

ASU 2025-10 – In December 2025, the FASB issued ASU No. 2025-10, *Government Grants (Topic 832) — Accounting for Government Grants Received by Business Entities,* or ASU 2025-10. The update provides authoritative guidance on the accounting for government grants received by an entity. This ASU is effective for annual and interim reporting periods beginning after December 15, 2028, with early adoption permitted. The amendments may be applied either (1) using a modified prospective basis for all grants entered into on, after, or not complete as of the adoption date, (2) modified retrospective basis for all grants entered on, after, or not complete as of the earliest period presented, or (3) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting ASU 2025-10 on its consolidated financial statements and related disclosures.

ASU 2025-11 – In December 2025, the FASB issued ASU No. 2025-11, *Interim Reporting (Topic 270) — Narrow-Scope Improvements,* or ASU 2025-11. This ASU clarifies interim reporting by aggregating interim disclosures required throughout the various Codification topics into Topic 270 and requiring entities to produce interim disclosures when a material event or change has occurred since the prior year-end. This ASU is effective for interim periods beginning after December 15, 2027, with early adoption permitted. The amendments in this ASU may be applied either (1) prospectively or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting ASU 2025-11 on its disclosures.

Note 3 — *Revenue Recognition*

The Company's policies with respect to its various revenue streams are detailed below. The Company generally applies the invoicing practical expedient to recognize revenue for the revenue streams detailed below, except in circumstances where the invoiced amount does not represent the value transferred to the customer.

Retail Revenue

Gross revenues for energy sales and services to retail customers are recognized as the Company transfers the promised goods and services to the customer. Payment terms are generally 15 to 60 days. For the majority of its electricity and natural gas contracts, the Company's performance obligation with the customer is satisfied over time and performance obligations for its electricity and natural gas products are recognized as the customer takes possession of the product. The Company also allocates the contract consideration to distinct performance obligations in a contract for which the timing of the revenue recognized is different. Additionally, customer discounts and incentives reduce the contract consideration and are recognized over the term of the contract.

Energy sales and services that have been delivered but not billed by period end are estimated. Accrued unbilled revenues are based on estimates of customer usage since the date of the last meter reading provided by the independent system operators, utilities, or electric distribution companies. Volume estimates are based on daily forecasted volumes and estimated customer usage by class. Unbilled revenues are calculated by multiplying these volume estimates by the applicable rate by customer class. Estimated amounts are adjusted when actual usage is known and billed.

As contracts for retail electricity and natural gas can be for multi-year periods, the Company has performance obligations under these contracts that have not yet been satisfied. These performance obligations have transaction prices that are both fixed and variable, and that vary based on the contract duration, customer type, inception date and other contract-specific factors. For the fixed price contracts, the amount of any unsatisfied performance obligations will vary based on customer usage, which will depend on factors such as weather and customer activity and therefore it is not practicable to estimate such amounts.

Vivint Smart Home Retail Revenue

Vivint Smart Home offers its customers combinations of smart home products and services, which together create an integrated smart home system that allows the Company's customers to monitor, control and protect their homes. As the products and services included in the customer's contract are integrated and highly interdependent, and because the products (including installation) and services must work together to deliver the monitoring, controlling and protection of their home, the Company has concluded that the products and services contracted for by the customer are generally not distinct within the context of the contract and, therefore, constitute a single, combined performance obligation. Revenues for this single, combined performance obligation are recognized on a straight-line basis over the customer's contract term, which is the period in which the parties to the contract have enforceable rights and obligations. The Company has determined that certain contracts that do not require a long-term commitment for monitoring services by the customer contain a material right to renew the contract, because the customer does not have to purchase the products upon renewal. Proceeds allocated to the material right are recognized over the expected period of benefit. The majority of Vivint Smart Home's subscription contracts are five years and are generally non-cancelable. These contracts generally convert into month-to-month agreements at the end of the initial term, while some customers are month-to-month from inception. Payment for Vivint Smart Home services is generally due in advance on a monthly basis, with payment terms up to 30 days. Product sales and other one-time fees are invoiced to customers at time of sale. Revenues for any products or services that are considered separate performance obligations are recognized upon delivery. Payments received or billed in advance are reported as deferred revenues.

Energy Revenue

Both physical and financial transactions consist of revenues billed to a third-party at either market or negotiated contract terms to optimize the financial performance of the Company's generating facilities. Payment terms vary from 5 to 55 days. Electric energy revenue is recognized upon transmission to the customer over time, using the output method for measuring progress of satisfaction of performance obligations. Physical transactions, or the sale of generated electricity to meet supply and demand, are recorded on a gross basis in the Company's consolidated statements of operations. The Company applies the invoicing practical expedient in recognizing energy revenue. Under the practical expedient, revenue is recognized based on the invoiced amount which is equal to the value to the customer of NRG's performance obligation completed to date. Financial transactions used to hedge the sale of electricity are recorded net within revenues in the consolidated statements of operations in accordance with ASC 815.

Ancillary revenues, included in Other revenue, are recognized over time as the obligation is fulfilled, using the output method for measuring progress of satisfaction of performance obligations.

Capacity Revenue

The Company's largest sources of capacity revenues are capacity auctions in PJM and NYISO. Capacity revenues also include revenues billed to a third-party at either market or negotiated contract terms for making installed generation and demand response capacity available in order to satisfy system integrity and reliability requirements. Payment terms vary from 15 to 55 days. Capacity revenues are recognized over time, using the output method for measuring progress of satisfaction of performance obligations. The Company applies the invoicing practical expedient in recognizing capacity revenue. Under the practical expedient, revenue is recognized based on the invoiced amount which is equal to the value to the customer of NRG's performance obligation completed to date.

Performance Obligations

As of December 31, 2025, estimated future fixed fee performance obligations are $1.7 billion, $1.4 billion, $1.0 billion, $587 million and $285 million for the fiscal years 2026, 2027, 2028, 2029 and 2030, respectively. These performance obligations include Vivint Smart Home products and services, as well as cleared auction MWs in the PJM, ISO-NE, NYISO and MISO capacity auctions. The cleared auction MWs are subject to penalties for non-performance.

Disaggregated Revenues

The following tables represent the Company's disaggregation of revenue from contracts with customers for the years ended December 31, 2025, 2024, and 2023:

					For the Year Ended December 31, 2025						
(In millions)		Texas		East		West/Other		Vivint Smart Home	Corporate/ Eliminations		Total
Retail revenue:											
Home	$	7,172	$	2,502	$	1,167	$	2,144	$ (18)	$	12,967
Business		3,724		10,965		1,887		—	—		16,576
Total retail revenue[(a)]		10,896		13,467		3,054		2,144	(18)		29,543
Energy revenue[(a)]		49		441		101		—	(1)		590
Capacity revenue[(a)]		—		267		14		—	(1)		280
Mark-to-market for economic hedging activities[(b)]		—		7		10		—	(5)		12
Contract amortization		—		(6)		—		—	—		(6)
Other revenue[(a)]		194		87		23		—	(10)		294
Total revenue		11,139		14,263		3,202		2,144	(35)		30,713
Less: Revenues accounted for under topics other than ASC 606 and ASC 815		—		36		8		120	—		164
Less: Realized and unrealized ASC 815 revenue		31		167		10		—	(6)		202
Total revenue from contracts with customers	$	11,108	$	14,060	$	3,184	$	2,024	$ (29)	$	30,347

(a) The following table represents the realized revenues related to derivative instruments that are accounted for under ASC 815 and included in the amounts above:

(In millions)		Texas		East		West/Other		Vivint Smart Home	Corporate/ Eliminations		Total
Retail revenue	$	—	$	37	$	—	$	—	$ —	$	37
Energy revenue		—		55		—		—	(1)		54
Capacity revenue		—		63		—		—	—		63
Other revenue		31		5		—		—	—		36

(b) Revenue relates entirely to unrealized gains and losses on derivative instruments accounted for under ASC 815

(In millions)	For the Year Ended December 31, 2024					
	Texas	East	West/Other	Vivint Smart Home	Corporate/ Eliminations	Total
Retail revenue:						
Home	$ 6,836	$ 2,453	$ 1,683	$ 1,991	$ (17)	$ 12,946
Business	3,564	8,794	1,845	—	—	14,203
Total retail revenue[a]	10,400	11,247	3,528	1,991	(17)	27,149
Energy revenue[a]	41	242	229	—	(12)	500
Capacity revenue[a]	—	156	24	—	(3)	177
Mark-to-market for economic hedging activities[b]	—	(23)	16	—	4	(3)
Contract amortization	—	(27)	(2)	—	—	(29)
Other revenue[a]	210	114	24	—	(12)	336
Total revenue	10,651	11,709	3,819	1,991	(40)	28,130
Less: Revenues accounted for under topics other than ASC 606 and ASC 815	—	57	6	55	(1)	117
Less: Realized and unrealized ASC 815 revenue	30	168	75	—	(8)	265
Total revenue from contracts with customers	$ 10,621	$ 11,484	$ 3,738	$ 1,936	$ (31)	$ 27,748

(a) The following table represents the realized revenues related to derivative instruments that are accounted for under ASC 815 and included in the amounts above:

(In millions)	Texas	East	West/Other	Vivint Smart Home	Corporate/ Eliminations	Total
Retail revenue	$ —	$ 36	$ —	$ —	$ —	$ 36
Energy revenue	—	79	63	—	(12)	130
Capacity revenue	—	76	—	—	—	76
Other revenue	30	—	(4)	—	—	26

(b) Revenue relates entirely to unrealized gains and losses on derivative instruments accounted for under ASC 815

(In millions)	Texas	East	West/Other	Vivint Smart Home[a]	Corporate/ Eliminations	Total
For the Year Ended December 31, 2023						
Retail revenue:						
Home	$ 6,538	$ 2,195	$ 1,849	$ 1,589	$ —	$ 12,171
Business	3,492	9,751	2,053	—	—	15,296
Total retail revenue[b]	10,030	11,946	3,902	1,589	—	27,467
Energy revenue[b]	77	291	185	—	—	553
Capacity revenue[b]	—	197	2	—	(2)	197
Mark-to-market for economic hedging activities[c]	—	57	104	—	(17)	144
Contract amortization	—	(32)	—	—	—	(32)
Other revenue[b]	367	90	48	—	(11)	494
Total revenue	10,474	12,549	4,241	1,589	(30)	28,823
Less: Revenues accounted for under topics other than ASC 606 and ASC 815	—	17	7	28	—	52
Less: Realized and unrealized ASC 815 revenue	29	364	139	—	(17)	515
Total revenue from contracts with customers	$ 10,445	$ 12,168	$ 4,095	$ 1,561	$ (13)	$ 28,256

(a) Includes results of operations following the acquisition date of March 10, 2023

(b) The following table represents the realized revenues related to derivative instruments that are accounted for under ASC 815 and included in the amounts above:

(In millions)	Texas	East	West/Other	Vivint Smart Home	Corporate/ Eliminations	Total
Retail revenue	$ —	$ 74	$ —	$ —	$ —	$ 74
Energy revenue	—	162	13	—	1	176
Capacity revenue	—	73	—	—	—	73
Other revenue	29	(2)	22	—	(1)	48

(c) Revenue relates entirely to unrealized gains and losses on derivative instruments accounted for under ASC 815

Contract Balances

The following table reflects the contract assets and liabilities included in the Company's balance sheet as of December 31, 2025 and 2024:

(In millions)	December 31, 2025	December 31, 2024
Capitalized contract costs (included in Prepayments and other current assets and Other non-current assets)	$ 1,680	$ 1,220
Accounts receivable, net - Contracts with customers	3,924	3,393
Accounts receivable, net - Accounted for under topics other than ASC 606	135	90
Accounts receivable, net - Affiliate	6	5
Total accounts receivable, net	$ 4,065	$ 3,488
Unbilled revenues (included within Accounts receivable, net - Contracts with customers)	$ 1,747	$ 1,548
Deferred revenues[a]	$ 1,643	$ 1,573

(a) Deferred revenues from contracts with customers as of December 31, 2025 and 2024 were approximately $1.6 billion and $1.5 billion, respectively.

The revenue recognized from contracts with customers during the years ended December 31, 2025 and 2024 relating to the deferred revenue balance at the beginning of each period was $698 million and $606 million, respectively, which increased primarily due to the timing difference of when consideration was received and when the performance obligation was transferred.

The Company's capitalized contract costs consist of fulfillment costs, commission payments, broker fees and other costs that represent incremental costs of obtaining the contract with customers for which the Company expects to recover. Capitalized contract costs are amortized to depreciation and amortization on a straight-line basis over the expected period of benefit of five years.

When the Company receives consideration from the customer that is in excess of the amount due, such consideration is reclassified to deferred revenue, which represents a contract liability. Smart home products and services performance obligations are recognized over the customer's contract term, which is generally three to five years. Energy contract liabilities are generally recognized to revenue in the next period as the Company satisfies its performance obligations.

Note 4 —*Acquisitions and Dispositions*

Acquisitions

2026 Acquisition

Acquisition of LSP Portfolio

On January 30, 2026, NRG completed the acquisition of the LSP Portfolio from LS Power, pursuant to the Purchase Agreement dated as of May 12, 2025. The acquisition doubles NRG's generation capacity with the addition of 18 natural gas-fired and dual fuel facilities totaling approximately 13 GW. These facilities, located across nine states, expand NRG's generation footprint in the Northeast and Texas, where most of its load is located. In addition, NRG acquired CPower, a leading demand response platform, which operates in all the country's deregulated energy markets and has more than 2,000 commercial and industrial customers.

The consideration consisted of 24.25 million shares of NRG common stock and $6.4 billion in cash, plus preliminary working capital and certain other adjustments of $479 million. The Company funded the cash consideration using a portion of the net proceeds from the New Unsecured Notes and the New Secured Notes of $4.4 billion and proceeds of $2.5 billion from the Company's Revolving Credit Facility. As part of the transaction, NRG also assumed approximately $3.2 billion of debt.

The total preliminary consideration of $10.579 billion was calculated as follows:

	(In millions)
Cash consideration (inclusive of preliminary working capital and certain other adjustments of $479 million)	$ 6,851
Stock consideration: 24,250,000 common shares of NRG, par value $0.01 per share, based on NRG closing share price of $153.72 on January 29, 2026	3,728
Total Preliminary Consideration	$ 10,579

Acquisition costs of $32 million for the year ended December 31, 2025 are included in acquisition-related transaction and integration costs in the Company's consolidated statement of operations.

The acquisition will be recorded as a business combination under ASC 805, with identifiable assets acquired and liabilities assumed recorded at their estimated fair value as of the acquisition date. The initial accounting is not complete due to the limited timing between the acquisition date and the issuance of these financial statements. The Company is in the process of evaluating the purchase price allocation and determining the fair value of identifiable assets acquired and liabilities assumed, which will be reflected in subsequent reporting periods.

2025 Acquisition

Acquisition of Texas Generation Portfolio

On April 10, 2025, the Company acquired all of the ownership interests of six power generation facilities from Rockland Capital, LLC, adding 738 MW of natural gas-fired assets in Texas to its portfolio for $560 million in cash consideration, less $2 million in working capital adjustments. The acquisition enhances NRG's integrated supply strategy with critical peaking and baseload capacity in key load zones across Texas.

Acquisition costs of $5 million for the year ended December 31, 2025 are included in acquisition-related transaction and integration costs in the Company's consolidated statement of operations.

The acquisition has been recorded as a business combination under ASC 805 with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the acquisition date.

The purchase price is allocated as follows:

	(In millions)
Property, plant and equipment	$ 644
Derivative instruments - Current assets	6
Derivative instruments - Other assets	2
Derivative instruments - Current liabilities	(34)
Derivative instruments - Other liabilities	(57)
Other, including current and non-current working capital	(3)
Texas Generation Portfolio Purchase Price	$ 558

2023 Acquisition

Vivint Smart Home Acquisition

On March 10, 2023, the Company completed the acquisition of Vivint Smart Home, Inc., pursuant to the Agreement and Plan of Merger, dated as of December 6, 2022, by and among the Company, Vivint Smart Home, Inc. and Jetson Merger Sub, Inc., a wholly-owned subsidiary of the Company ("Merger Sub") pursuant to which Merger Sub merged with and into Vivint Smart Home, Inc., with Vivint Smart Home, Inc. surviving the merger as a wholly-owned subsidiary of the Company. Dedicated to redefining the home experience with intelligent products and services, Vivint Smart Home brought approximately two million subscribers to NRG. Vivint Smart Home's single, expandable platform incorporates artificial intelligence and machine learning into its operating system and its vertically integrated business model includes hardware, software, sales, installation, customer service and technical support and professional monitoring, enabling superior subscriber experiences and a complete end-to-end smart home experience. The acquisition accelerated the realization of NRG's consumer-focused growth strategy and creates a leading essential home services platform fueled by market-leading brands, unparalleled insights, proprietary technologies and complementary sales channels.

NRG paid $12 per share, or approximately $2.6 billion in cash. The Company funded the acquisition using:

- proceeds of $724 million from newly issued $740 million 7.000% Senior Secured First Lien Notes due 2033, net of issuance costs and discount;

- proceeds of $635 million from newly issued $650 million 10.25% Series A Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, net of issuance costs;

- proceeds of approximately $900 million drawn from its Revolving Credit Facility and Receivables Securitization Facilities; and

- cash on hand.

Acquisition costs of $38 million for the year ended December 31, 2023 are included in acquisition-related transaction and integration costs in the Company's consolidated statement of operations.

The acquisition has been recorded as a business combination under ASC 805, with identifiable assets and liabilities acquired recorded at their estimated fair value on the acquisition date. The total consideration of $2.623 billion includes:

	(In millions)
Vivint Smart Home, Inc. common shares outstanding as of March 10, 2023 of 216,901,639 at $12.00 per share	$ 2,603
Other Vivint Smart Home, Inc. equity instruments (Cash out RSUs and PSUs, Stock Appreciation Rights, Private Placement Warrants)	6
Total Cash Consideration	$ 2,609
Fair value of acquired Vivint Smart Home, Inc. equity awards attributable to pre-combination service	14
Total Consideration	$ 2,623

Dispositions

2024 Disposition

Sale of Airtron

On September 16, 2024, the Company closed on the sale of its 100% ownership in the Airtron business unit. Proceeds of $500 million were reduced by working capital and other adjustments of $20 million, resulting in net proceeds of $480 million. The Company recorded a gain on the sale of $204 million within the West/Other region of operations.

2023 Dispositions

Sale of the 44% equity interest in STP

On November 1, 2023, the Company closed on the sale of its 44% equity interest in STP to Constellation Energy Generation ("Constellation"). Proceeds of $1.75 billion were reduced by working capital and other adjustments of $96 million, resulting in net proceeds of $1.654 billion. The Company recorded a gain on the sale of $1.2 billion within the Texas region of operations.

Sale of Gregory

On October 2, 2023, the Company closed on the sale of its 100% ownership in the Gregory natural gas generating facility in Texas for $102 million. The Company recorded a gain on the sale of $82 million.

Sale of Astoria

On January 6, 2023, the Company closed on the sale of land and related generation assets from the Astoria site, within the East region of operations, for proceeds of $212 million, subject to transaction fees of $3 million and certain indemnifications, resulting in a $199 million gain.

Note 5 — *Fair Value of Financial Instruments*

For cash and cash equivalents, funds deposited by counterparties, restricted cash, accounts and other receivables, accounts payable and cash collateral paid and received in support of energy risk management activities, the carrying amount approximates fair value because of the short-term maturity of those instruments and are classified as Level 1 within the fair value hierarchy.

The estimated carrying value and fair value of the Company's long-term debt, including current portion, is as follows:

| | As of December 31, | | | |
| | 2025 | | 2024 | |
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible Senior Notes[a]	$ —	$ —	$ 232	$ 509
Other long-term debt, including current portion	16,565	16,405	10,648	10,252
Total long-term debt, including current portion[b]	$ 16,565	$ 16,405	$ 10,880	$ 10,761

(a) The Company settled all of the outstanding Convertible Senior Notes as of July 8, 2025. For further discussion, see Note 12, *Long-term Debt and Finance Leases*

(b) Excludes deferred financing costs, which are recorded as a reduction to long-term debt on the Company's consolidated balance sheets

The fair value of the Company's publicly-traded long-term debt and the Term Loan B are based on quoted market prices and are classified as Level 2 within the fair value hierarchy. The estimated fair values of the T.H. Wharton TEF loan, the Cedar Bayou 5 TEF loan and the Greens Bayou 6 TEF loan are determined using discounted cash flow methodologies, and are classified as Level 3 within the fair value hierarchy. The following table presents the level within the fair value hierarchy for long-term debt, including current portion, as of December 31, 2025 and December 31, 2024:

| | December 31, 2025 | | December 31, 2024 | |
(In millions)	Level 2	Level 3	Level 2	Level 3
Convertible Senior Notes	$ —	$ —	$ 509	$ —
Other long-term debt, including current portion	16,033	372	10,252	—
Total long-term debt, including current portion	$ 16,033	$ 372	$ 10,761	$ —

Fair Value Accounting under ASC 820

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

- Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date. NRG's financial assets and liabilities utilizing Level 1 inputs include active exchange-traded securities, energy derivatives, and trust fund investments.

- Level 2 — inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data. NRG's financial assets and liabilities utilizing Level 2 inputs include fixed income securities, exchange-based derivatives, and over the counter derivatives such as swaps, options and forward contracts.

- Level 3 — unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date. NRG's financial assets and liabilities utilizing Level 3 inputs include infrequently-traded, non-exchange-based derivatives and commingled investment funds, and are measured using present value pricing models.

In accordance with ASC 820, the Company determines the level in the fair value hierarchy within which each fair value measurement in its entirety falls, based on the lowest level input that is significant to the fair value measurement in its entirety.

Recurring Fair Value Measurements

Derivative assets and liabilities, debt securities, equity securities and trust fund investments, which were comprised of various U.S. debt and equity securities, are carried at fair market value.

The following tables present assets and liabilities measured and recorded at fair value on the Company's consolidated balance sheets on a recurring basis and their level within the fair value hierarchy:

(In millions)	Total	Level 1	Level 2	Level 3
	As of December 31, 2025			
	Fair Value			
Investments in securities (classified within other current and non-current assets)	$ 33	$ —	$ 33	$ —
Derivative assets:				
Interest rate contracts	—	—	—	—
Foreign exchange contracts	3	—	3	—
Commodity contracts[a]	3,132	267	2,552	313
Equity securities measured using net asset value practical expedient (classified within other non-current assets)	7			
Total assets	$ 3,175	$ 267	$ 2,588	$ 313
Derivative liabilities:				
Interest rate contracts	$ 4	$ —	$ 4	$ —
Foreign exchange contracts	3	—	3	—
Commodity contracts[a]	2,932	352	2,377	203
Consumer Financing Program	283	—	—	283
Total liabilities	$ 3,222	$ 352	$ 2,384	$ 486

(a) Excludes $622 million of derivative assets and $138 million of derivative liabilities that were elected as NPNS on October 1, 2024 and are no longer valued at fair value on a recurring basis. For further discussion, see Item 15 — Note 6, *Accounting for Derivative Instruments and Hedging Activities*

	As of December 31, 2024			
(In millions)	Fair Value			
	Total	Level 1	Level 2	Level 3
Investments in securities (classified within other current and non-current assets)	$ 28	$ —	$ 28	$ —
Derivative assets:				
Interest rate contracts	9	—	9	—
Foreign exchange contracts	22	—	22	—
Commodity contracts[a]	3,368	528	2,645	195
Equity securities measured using net asset value practical expedient (classified within other non-current assets)	6			
Total assets	$ 3,433	$ 528	$ 2,704	$ 195
Derivative liabilities:				
Interest rate contracts	$ 3	$ —	$ 3	$ —
Foreign exchange contracts	1	—	1	—
Commodity contracts[a]	2,970	432	2,382	156
Consumer Financing Program	203	—	—	203
Total liabilities	$ 3,177	$ 432	$ 2,386	$ 359

(a) Excludes $997 million of derivative assets and $227 million of derivative liabilities that were elected as NPNS on October 1, 2024 and are no longer valued at fair value on a recurring basis. For further discussion, see Item 15 — Note 6, *Accounting for Derivative Instruments and Hedging Activities*

The following table reconciles, for the years ended December 31, 2025 and 2024, the beginning and ending balances for financial instruments that are recognized at fair value in the consolidated financial statements using significant unobservable inputs, for commodity derivatives:

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)	
	Commodity Derivatives [a]	
	For the Year Ended December 31,	
(In millions)	2025	2024
Beginning balance	$ 39	$ 119
Contracts added from Texas Generation Portfolio acquisition	(91)	—
Total gains/(losses) realized/unrealized included in earnings	83	(113)
Purchases	39	42
Transfers into Level 3[b]	40	2
Transfers out of Level 3[b]	—	(11)
Ending balance	$ 110	$ 39
Gains/(Losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets or liabilities still held as of year-end	$ 57	$ (55)

(a) Consists of derivatives assets and liabilities, net, excluding derivative liabilities from Consumer Financing Program, which are presented in a separate table below

(b) Transfers into/out of Level 3 within the fair value hierarchy are related to the availability of consensus pricing and external broker quotes, including volatilities, and are valued as of the end of the reporting period. All other transfers into/out of Level 3 are from/to Level 2

Realized and unrealized gains and losses included in earnings that are related to the commodity derivatives are recorded in revenues and cost of operations.

The following table reconciles, for the years ended December 31, 2025 and 2024, the beginning and ending balances of the contractual obligations from the Consumer Financing Program that are recognized at fair value in the condensed consolidated financial statements, using significant unobservable inputs:

	Fair Value Measurement Using Significant Unobservable Inputs (Level 3)	
	Consumer Financing Program	
	For the Year Ended December 31,	
(In millions)	2025	2024
Beginning balance	$ (203)	$ (134)
New contractual obligations	(198)	(147)
Settlements	139	92
Total losses included in earnings	(21)	(14)
Ending balance	$ (283)	$ (203)

Gains and losses that are related to the Consumer Financing Program derivative are recorded in other income, net.

Derivative fair value measurements

The Company's contracts consist primarily of non-exchange-traded contracts based on consensus pricing provided by independent pricing services and exchange-traded contracts with readily available quoted market prices. The remainder of the assets and liabilities represents contracts for which external sources or observable market quotes are not available. These contracts are valued based on various valuation techniques including but not limited to internal models based on a fundamental analysis of the market and extrapolation of observable market data with similar characteristics. As of December 31, 2025, contracts valued with prices provided by models and other valuation techniques make up 10% of derivative assets and 15% of derivative liabilities. The fair value of each contract is discounted using a risk free interest rate. In addition, the Company applies a credit reserve to reflect credit risk, which for foreign exchange contracts and interest rate swaps is calculated utilizing the bilateral method based on published default probabilities. For commodities, to the extent that NRG's net exposure under a specific master agreement is an asset, the Company uses the counterparty's default swap rate. If the exposure under a specific master agreement is a liability, the Company uses NRG's default swap rate. For foreign exchange contracts, interest rate swaps, and commodities, the credit reserve is added to the discounted fair value to reflect the exit price that a market participant would be willing to receive to assume NRG's liabilities or that a market participant would be willing to pay for NRG's assets. As of December 31, 2025, the credit reserve was immaterial. As of December 31, 2024, the credit reserve resulted in $1 million decrease primarily within cost of operations.

The fair values in each category reflect the level of forward prices and volatility factors as of December 31, 2025 and may change as a result of changes in these factors. Management uses its best estimates to determine the fair value of commodity and derivative contracts NRG holds and sells. These estimates consider various factors including closing exchange, consensus and over-the-counter price quotations, time value, volatility factors and credit exposure. It is possible, however, that future market prices could vary from those used in recording assets and liabilities from energy marketing and trading activities and such variations could be material.

NRG's significant positions classified as Level 3 include physical and financial natural gas, power, capacity contracts and renewable energy certificates executed in illiquid markets as well as financial transmission rights. The significant unobservable inputs used in developing fair value include illiquid natural gas and power location pricing, which is derived as a basis to liquid locations. The basis spread is based on observable market data when available or derived from historic prices and forward market prices from similar observable markets when not available. Forward capacity prices are based on market information, forecasted future electricity demand and supply, past auctions and internally developed pricing models. Renewable energy certificate prices are based on market information and internally developed pricing models. Power options are valued using industry standard option models. The valuation of certain power options includes significant unobservable inputs such as forward volatilities. For FTRs, NRG uses the most recent auction prices to derive the fair value. The Consumer Financing Program derivatives are valued using a discounted cash flow model, with inputs consisting of available market data, such as market yield discount rates, as well as unobservable internally derived assumptions, such as collateral prepayment rates, collateral default rates and credit loss rates.

The following tables quantify the significant unobservable inputs used in developing the fair value of the Company's Level 3 positions as of December 31, 2025 and 2024:

				Significant Unobservable Inputs			
				December 31, 2025			
	Fair Value				Input/Range		
(in millions, except as noted)	Assets	Liabilities	Valuation Technique	Significant Unobservable Input	Low	High	Weighted Average
Natural Gas Contracts	$ 47	$ 40	Discounted Cash Flow	Forward Market Price ($ per MMBtu)	$ 0	$ 17	$ 5
Power Contracts . . .	168	64	Discounted Cash Flow	Forward Market Price ($ per MWh)	0	125	29
Capacity Contracts .	20	18	Discounted Cash Flow	Forward Market Price ($ per MW/Day)	49	577	270
RECs	12	25	Discounted Cash Flow	Forward Market Price ($ per Certificate)	2	370	17
FTRs	22	11	Discounted Cash Flow	Auction Prices ($ per MWh)	(50)	19,100	0
Power Options	44	45	Option Models	Volatilities	22 %	517 %	110 %
Consumer Financing Program	—	283	Discounted Cash Flow	Collateral Default Rates	1.18%	42.00%	7.86%
			Discounted Cash Flow	Collateral Prepayment Rates	2.00%	3.00%	2.52%
			Discounted Cash Flow	Credit Loss Rates	6.40%	60.00%	16.94%
	$ 313	$ 486					

	Significant Unobservable Inputs						
	December 31, 2024						
	Fair Value				Input/Range		
(in millions, except as noted)	Assets	Liabilities	Valuation Technique	Significant Unobservable Input	Low	High	Weighted Average
Natural Gas Contracts	$ 56	$ 15	Discounted Cash Flow	Forward Market Price ($ per MMBtu)	$ 2	$ 27	$ 4
Power Contracts	57	86	Discounted Cash Flow	Forward Market Price ($ per MWh)	0	109	39
Capacity Contracts	34	13	Discounted Cash Flow	Forward Market Price ($ per MW/Day)	16	510	220
RECs	30	14	Discounted Cash Flow	Forward Market Price ($ per Certificate)	2	375	15
FTRs	18	28	Discounted Cash Flow	Auction Prices ($ per MWh)	(50)	16,180	0
Consumer Financing Program	—	203	Discounted Cash Flow	Collateral Default Rates	0.52%	76.80%	11.71%
			Discounted Cash Flow	Collateral Prepayment Rates	2.00%	3.00%	2.83%
			Discounted Cash Flow	Credit Loss Rates	6.00%	60.00%	14.22%
	$ 195	$ 359					

The following table provides sensitivity of fair value measurements to increases/(decreases) in significant unobservable inputs as of December 31, 2025 and 2024:

Significant Unobservable Input	Position	Change In Input	Impact on Fair Value Measurement
Forward Market Price Natural Gas/Power/Capacity/Renewable Energy Certificates	Buy	Increase/(Decrease)	Higher/(Lower)
Forward Market Price Natural Gas/Power/Capacity/Renewable Energy Certificates	Sell	Increase/(Decrease)	Lower/(Higher)
FTR Prices	Buy	Increase/(Decrease)	Higher/(Lower)
FTR Prices	Sell	Increase/(Decrease)	Lower/(Higher)
Volatilities	Buy	Increase/(Decrease)	Higher/(Lower)
Volatilities	Sell	Increase/(Decrease)	Lower/(Higher)
Collateral Default Rates	n/a	Increase/(Decrease)	Higher/(Lower)
Collateral Prepayment Rates	n/a	Increase/(Decrease)	Lower/(Higher)
Credit Loss Rates	n/a	Increase/(Decrease)	Higher/(Lower)

Under the guidance of ASC 815, entities may choose to offset cash collateral posted or received against the fair value of derivative positions executed with the same counterparties under the same master netting agreements. The Company has chosen not to offset positions as defined in ASC 815. As of December 31, 2025, the Company recorded $365 million of cash collateral posted and $260 million of cash collateral received on its balance sheet.

Concentration of Credit Risk

In addition to the credit risk discussion as disclosed in Note 2, *Summary of Significant Accounting Policies*, the following item is a discussion of the concentration of credit risk for the Company's financial instruments. Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties pursuant to the terms of their contractual obligations. The Company monitors and manages credit risk through credit policies that include: (i) an established credit approval process; (ii) a daily monitoring of counterparties' credit limits; (iii) the use of credit mitigation measures such as margin, collateral, prepayment arrangements, or volumetric limits; (iv) the use of payment netting agreements; and (v) the use of master netting

agreements that allow for the netting of positive and negative exposures of various contracts associated with a single counterparty. Risks surrounding counterparty performance and credit could ultimately impact the amount and timing of expected cash flows. The Company seeks to mitigate counterparty risk by having a diversified portfolio of counterparties. The Company also has credit protection within various agreements to call on additional collateral support if and when necessary. Cash margin is collected and held at the Company to cover the credit risk of the counterparty until positions settle.

Counterparty Credit Risk

As of December 31, 2025, counterparty credit exposure, excluding credit exposure from RTOs, ISOs, and registered commodity exchanges and certain long-term agreements, was $1.7 billion and NRG held collateral (cash and letters of credit) against those positions of $408 million, resulting in a net exposure of $1.3 billion. NRG periodically receives collateral from counterparties in excess of their exposure. Collateral amounts shown include such excess while net exposure shown excludes excess collateral received. Approximately 66% of the Company's exposure before collateral is expected to roll off by the end of 2027. Counterparty credit exposure is valued through observable market quotes and discounted at a risk free interest rate. The following tables highlight net counterparty credit exposure by industry sector and by counterparty credit quality. Net counterparty credit exposure is defined as the aggregate net asset position for NRG with counterparties where netting is permitted under the enabling agreement and includes all cash flow, mark-to-market and NPNS, and non-derivative transactions. The exposure is shown net of collateral held and includes amounts net of receivables or payables.

Category	Net Exposure [a] [b] (% of Total)
Utilities, energy merchants, marketers and other	74 %
Financial institutions	26
Total	100 %

Category	Net Exposure [a] [b] (% of Total)
Investment grade	67 %
Non-Investment grade/Non-Rated	33
Total	100 %

(a) Counterparty credit exposure excludes coal transportation contracts because of the unavailability of market prices
(b) The figures in the tables above exclude potential counterparty credit exposure related to RTOs, ISOs, registered commodity exchanges and certain long term contracts

The Company had no exposure to wholesale counterparties in excess of 10% of the total Net Exposure discussed above as of December 31, 2025. Changes in hedge positions and market prices will affect credit exposure and counterparty concentration.

RTOs and ISOs

The Company participates in the organized markets of CAISO, ERCOT, AESO, IESO, ISO-NE, MISO, NYISO and PJM, known as RTOs or ISOs. Trading in the majority of these markets is approved by FERC, whereas in the case of ERCOT, it is approved by the PUCT, and whereas in the case of AESO and IESO, both exist provincially with AESO primarily subject to Alberta Utilities Commission and the IESO subject to the Ontario Energy Board. These ISOs may include credit policies that, under certain circumstances, require that losses arising from the default of one member on spot market transactions be shared by the remaining participants. As a result, the counterparty credit risk to these markets is limited to NRG's share of the overall market and are excluded from the above exposures.

Exchange Traded Transactions

The Company enters into commodity transactions on registered exchanges, notably ICE, NYMEX and Nodal. These clearinghouses act as the counterparty and transactions are subject to extensive collateral and margining requirements. As a result, these commodity transactions have limited counterparty credit risk.

Long-Term Contracts

Counterparty credit exposure described above excludes credit risk exposure under certain long term contracts, primarily solar under Renewable PPAs. As external sources or observable market quotes are not always available to estimate such exposure, the Company values these contracts based on various techniques including, but not limited to, internal models based on a fundamental analysis of the market and extrapolation of observable market data with similar characteristics. Based on these valuation techniques, as of December 31, 2025, aggregate credit risk exposure managed by NRG to these counterparties was approximately $789 million for the next five years.

Retail Customer Credit Risk

The Company is exposed to retail credit risk through the Company's retail electricity and gas providers, which serve Home and Business customers. Retail credit risk results in losses when a customer fails to pay for services rendered. The losses may result from both nonpayment of customer accounts receivable and the loss of in-the-money forward value. The Company manages retail credit risk through the use of established credit policies that include monitoring of the portfolio and the use of credit mitigation measures such as deposits or prepayment arrangements.

As of December 31, 2025, the Company's retail customer credit exposure to Home and Business customers was diversified across many customers and various industries, as well as government entities. Current economic conditions may affect the Company's customers' ability to pay bills in a timely manner, which could increase customer delinquencies and may lead to an increase in credit losses. The Company's provision for credit losses was $272 million, $314 million, and $251 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Note 6 — *Accounting for Derivative Instruments and Hedging Activities*

ASC 815 requires the Company to recognize all derivative instruments on the balance sheet as either assets or liabilities and to measure them at fair value each reporting period unless they qualify for a NPNS exception. The Company may elect to designate certain derivatives as cash flow hedges, if certain conditions are met, and defer the change in fair value of the derivatives to accumulated OCI, until the hedged transactions occur and are recognized in earnings.

For derivatives that are not designated as cash flow hedges or do not qualify for hedge accounting treatment, the changes in the fair value will be immediately recognized in earnings. Certain derivative instruments may qualify for the NPNS exception and are therefore exempt from fair value accounting treatment. ASC 815 applies to NRG's energy related commodity contracts, foreign exchange contracts, interest rate swaps and Consumer Financing Program.

As the Company engages principally in the trading and marketing of its generation assets and retail operations, some of NRG's commercial activities qualify for NPNS accounting. Most of the retail load contracts either qualify for the NPNS exception or fail to meet the criteria for a derivative and the majority of the retail supply and fuels supply contracts are recorded under mark-to-market accounting. All of NRG's hedging and trading activities are subject to limits within the Company's Risk Management Policy.

On October 1, 2024, the Company elected NPNS for certain existing derivative contracts. Upon election of NPNS, the Company discontinued derivative accounting treatment and will no longer remeasure the derivative contracts at fair value each reporting period. The fair values of these derivative contracts were frozen as of October 1, 2024 and the Company is derecognizing the fair values to earnings at the same time as the contracts mature. The values of these contracts are included in Derivative instruments captions in the Consolidated Balance Sheets. Subsequent to the election date, costs associated with these contracts will be recorded when the underlying physical transaction is delivered. These derivative contracts extend through 2036.

Energy-Related Commodities

To manage the commodity price risk associated with the Company's competitive supply activities and the price risk associated with wholesale power sales from the Company's electric generation facilities and retail power and gas sales from NRG's retail operations, NRG enters into a variety of derivative and non-derivative hedging instruments, utilizing the following:

- Forward contracts, which commit NRG to purchase or sell energy commodities or fuels in the future;
- Futures contracts, which are exchange-traded standardized commitments to purchase or sell a commodity or financial instrument;
- Swap agreements, which require payments to or from counterparties based upon the differential between two prices for a predetermined contractual, or notional, quantity;
- Option contracts, which convey to the option holder the right but not the obligation to purchase or sell a commodity; and
- Weather derivative products used to mitigate a portion of lost revenue due to weather.

The objectives for entering into derivative contracts designated as hedges include:

- Fixing the price of a portion of anticipated power and gas purchases for the Company's retail sales;
- Fixing the price for a portion of anticipated future electricity sales that provides an acceptable return on the Company's electric generation operations; and
- Fixing the price of a portion of anticipated fuel purchases for the operation of the Company's power plants.

These contracts are recognized on the balance sheet at fair value and changes in the fair value of these derivative financial instruments are recognized in earnings.

As of December 31, 2025, NRG's derivative assets and liabilities consisted primarily of the following:

- Forward and financial contracts for the purchase/sale of electricity and related products economically hedging NRG's generation assets' forecasted output or NRG's retail load obligations through 2036;

- Forward and financial contracts for the purchase of fuel commodities relating to the forecasted usage of NRG's generation assets through 2027;

- Other energy derivatives instruments extending through 2029.

Also, as of December 31, 2025, NRG had other energy-related contracts that did not meet the definition of a derivative instrument or qualified for the NPNS exception and were therefore exempt from fair value accounting treatment as follows:

- Load-following forward electric sale contracts extending through 2037;

- Load-following forward natural gas purchase and sale contracts extending through 2035;

- Power tolling contracts through 2036;

- Coal purchase contracts through 2027;

- Power transmission contracts through 2030;

- Natural gas transportation contracts through 2050;

- Natural gas storage agreements through 2035; and

- Coal transportation contracts through 2034.

Foreign Exchange Contracts

In order to mitigate foreign exchange risk primarily associated with the purchase of USD denominated natural gas for the Company's Canadian business, NRG enters into foreign exchange contract agreements through 2029.

Interest Rate Swaps

NRG is exposed to changes in interest rate through the Company's issuance of variable rate debt. To mitigate the Company's interest rate risk, NRG enters into interest rate derivatives, including swap agreements. As of December 31, 2025, the Company had $700 million of interest rate swaps extending through 2029 to mitigate the risk of the floating rate of the Term Loan B. In July 2025, the Company had entered into treasury locks with a total notional amount of $1.4 billion which were fully terminated in September 2025.

Consumer Financing Program

Under the Consumer Financing Program, Vivint Smart Home pays a fee to Financing Providers; either at the time of origination or monthly while the loan is outstanding. For those paid monthly, it is based on either the average daily outstanding balance of the loans or the number of outstanding loans. For certain loans, Vivint Smart Home incurs fees at the time of the loan origination and receives proceeds that are net of these fees. Vivint Smart Home also shares the liability for credit losses on some of the loans. Due to the nature of certain provisions under the Consumer Financing Program, the Company records a derivative liability that is not designated as a hedging instrument and is adjusted to fair value, measured using the present value of the estimated future payments. Changes to the fair value are recorded through other income, net in the consolidated statement of operations. The following represent the contractual future payment obligations with the Financing Providers under the Consumer Financing Program that are components of the derivative:

- Vivint Smart Home pays either a monthly fee based on the average daily outstanding balance of the loans, or the number of outstanding loans, depending on the Financing Provider;

- Vivint Smart Home shares the liability for credit losses depending on the credit quality of the customer; and

- Vivint Smart Home pays transactional fees associated with customer payment processing.

The derivative is classified as a Level 3 instrument. The derivative positions are valued using a discounted cash flow model, with inputs consisting of available market data, such as market yield discount rates, as well as unobservable internally derived assumptions, such as collateral prepayment rates, collateral default rates and credit loss rates. In summary, the fair value represents an estimate of the present value of the cash flows Vivint Smart Home will be obligated to pay to the Financing Provider for each component of the derivative.

Volumetric Underlying Derivative Transactions

The following table summarizes the net notional volume buy/(sell) of NRG's open derivative transactions broken out by commodity, excluding those derivatives that qualified for the NPNS exception as of December 31, 2025 and 2024. Option contracts are reflected using delta volume. Delta volume equals the notional volume of an option adjusted for the probability that the option will be in-the-money at its expiration date.

Category	Units	Total Volume (In millions)	
		December 31, 2025	December 31, 2024
Emissions	Short Ton	2	1
Renewables Energy Certificates	Certificates	13	13
Coal	Short Ton	8	10
Natural Gas	MMBtu	907	861
Power	MWh	103	91
Interest	Dollars	700	700
Foreign Exchange	Dollars	437	410
Consumer Financing Program	Dollars	1,354	1,219

Fair Value of Derivative Instruments

The following table summarizes the fair value within the derivative instrument valuation on the balance sheet:

	Fair Value			
	Derivative Assets		Derivative Liabilities	
(In millions)	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Derivatives Not Designated as Cash Flow or Fair Value Hedges:				
Interest rate contracts - current	$ —	$ —	$ 4	$ 3
Interest rate contracts - long-term	—	9	—	—
Foreign exchange contracts - current	2	15	1	—
Foreign exchange contracts - long-term	1	7	2	1
Commodity contracts - current	1,991	2,295	1,997	2,067
Commodity contracts - long-term	1,141	1,073	935	903
Consumer Financing Program - current	—	—	184	137
Consumer Financing Program - long-term	—	—	99	66
Derivatives Not Designated as Cash Flow or Fair Value Hedges	$ 3,135	$ 3,399	$ 3,222	$ 3,177
Deferred gains/losses on NPNS contracts - current	196	376	71	90
Deferred gains/losses on NPNS contracts - long-term	426	621	67	137
Deferred gains/losses on NPNS contracts[a]	$ 622	$ 997	$ 138	$ 227
Total Derivatives Not Designated as Cash Flow or Fair Value Hedges	$ 3,757	$ 4,396	$ 3,360	$ 3,404

(a) Balances related to certain derivative contracts that were previously accounted for as derivative contracts following the election of the NPNS exemption and the discontinuance of derivative accounting treatment as of the election date

The Company has elected to present derivative assets and liabilities on the balance sheet on a trade-by-trade basis and does not offset amounts at the counterparty master agreement level. In addition, collateral received or paid on the Company's derivative assets or liabilities are recorded on a separate line item on the balance sheet. The following table summarizes the offsetting derivatives by counterparty master agreement level and collateral received or paid:

(In millions)	Gross Amounts of Recognized Assets/ Liabilities	Gross Amounts Not Offset in the Statement of Financial Position		Net Amount
		Derivative Instruments	Cash Collateral (Held)/Posted	
As of December 31, 2025				
Interest rate contracts:				
Derivative liabilities	$ (4)	$ —	$ —	$ (4)
Foreign exchange contracts:				
Derivative assets	$ 3	$ (2)	$ —	$ 1
Derivative liabilities	(3)	2	—	(1)
Total foreign exchange contracts	$ —	$ —	$ —	$ —
Commodity contracts:				
Derivative assets	$ 3,754	$ (2,724)	$ (215)	$ 815
Derivative liabilities	(3,070)	2,724	137	(209)
Total commodity contracts	$ 684	$ —	$ (78)	$ 606
Consumer Financing Program:				
Derivative liabilities	$ (283)	$ —	$ —	$ (283)
Total derivative instruments	$ 397	$ —	$ (78)	$ 319

(In millions)	Gross Amounts of Recognized Assets/ Liabilities	Gross Amounts Not Offset in the Statement of Financial Position		Net Amount
		Derivative Instruments	Cash Collateral (Held)/Posted	
As of December 31, 2024				
Interest rate contracts:				
Derivative assets	$ 9	$ (3)	$ —	$ 6
Derivative liabilities	(3)	3	—	—
Total interest rate contracts	6	—	—	6
Foreign exchange contracts:				
Derivative assets	$ 22	$ (1)	$ —	$ 21
Derivative liabilities	(1)	1	—	—
Total foreign exchange contracts	$ 21	$ —	$ —	$ 21
Commodity contracts:				
Derivative assets	$ 4,365	$ (2,992)	$ (168)	$ 1,205
Derivative liabilities	(3,197)	2,992	61	(144)
Total commodity contracts	$ 1,168	$ —	$ (107)	$ 1,061
Consumer Financing Program:				
Derivative liabilities	$ (203)	$ —	$ —	$ (203)
Total derivative instruments	$ 992	$ —	$ (107)	$ 885

Impact of Derivative Instruments on the Statement of Operations

Unrealized gains and losses associated with changes in the fair value of derivative instruments that are not accounted for as cash flow hedges are reflected in current period results of operations.

The following tables summarize the pre-tax effects of economic hedges that have not been designated as cash flow hedges or fair value hedges and trading activity on the Company's statement of operations. The effect of foreign exchange and commodity hedges is included within revenues and cost of operations. The effect of the interest rate contracts is included within interest expense. The effect of the Consumer Financing Program is included in other income, net.

(In millions)	Year Ended December 31,		
	2025	**2024**	**2023**
Unrealized mark-to-market results			
Reversal of previously recognized unrealized (gains)/losses on settled positions related to economic hedges[a]	$ (432)	$ 106	$ (1,734)
Reversal of acquired loss positions related to economic hedges	47	5	20
Net unrealized gains/(losses) on open positions related to economic hedges	39	95	(1,149)
Total unrealized mark-to-market (losses)/gains for economic hedging activities	(346)	206	(2,863)
Reversal of previously recognized unrealized losses/(gains) on settled positions related to trading activity	2	(1)	13
Net unrealized gains on open positions related to trading activity	3	2	25
Total unrealized mark-to-market gains for trading activity	5	1	38
Total unrealized (losses)/gains - commodities and foreign exchange	$ (341)	$ 207	$ (2,825)

(a) For the years ended December 31, 2025 and 2024, includes $(286) million and $37 million, respectively, related to derivative contracts that were elected as NPNS on October 1, 2024 and are no longer valued at fair value on a recurring basis

(In millions)	Year Ended December 31,		
	2025	**2024**	**2023**
Total impact to statement of operations - interest rate contracts	$ (10)	$ 3	$ 4
Unrealized gains/(losses) included in revenues - commodities	$ 17	$ (2)	$ 182
Unrealized (losses)/gains included in cost of operations - commodities	(338)	186	(2,988)
Unrealized (losses)/gains included in cost of operations - foreign exchange	(20)	23	(19)
Total impact to statement of operations - commodities and foreign exchange	$ (341)	$ 207	$ (2,825)
Total impact to statement of operations - Consumer Financing Program	$ (21)	$ (14)	$ (16)

The reversals of acquired loss/(gain) positions were valued based upon the forward prices on the acquisition date. The roll-off amounts were offset by realized gains or losses at the settled prices and are reflected in revenue or cost of operations during the same period.

The gains from open economic hedge positions of $39 million for the year ended December 31, 2025 was primarily the result of an increase in the value of forward positions as a result of increases in Northeast and ERCOT power prices.

The gains from open economic hedge positions of $95 million for the year ended December 31, 2024 was primarily the result of an increase in the value of forward positions as a result of increases in natural gas and power prices in the East.

The loss from open economic hedge positions of $1.1 billion for the year ended December 31, 2023 was primarily the result of a decrease in the value of forward positions as a result of decreases in natural gas and power prices in the East and West.

Credit Risk Related Contingent Features

Certain of the Company's hedging and trading agreements contain provisions that entitle the counterparty to demand that the Company post additional collateral if the counterparty determines that there has been deterioration in the Company's credit quality, generally termed "adequate assurance" under the agreements, or require the Company to post additional collateral if there were a downgrade in the Company's credit rating. The collateral potentially required for contracts with adequate assurance clauses that are in net liability positions as of December 31, 2025 was $1.0 billion. The Company is also a party to certain marginable agreements under which it has a net liability position, but the counterparty has not called for the collateral due, which was approximately $207 million as of December 31, 2025. In the event of a downgrade in the Company's credit rating and if called for by the counterparty, $55 million of additional collateral would be required for all contracts with credit rating contingent features as of December 31, 2025.

See Note 5, *Fair Value of Financial Instruments,* for discussion regarding concentration of credit risk.

Note 7 — *Inventory*

Inventory consisted of:

(In millions)	As of December 31,	
	2025	2024
Coal	$ 111	$ 194
Natural gas	177	126
Fuel oil	11	8
Finished goods	73	79
Spare parts	89	71
Total Inventory	$ 461	$ 478

Note 8 — *Property, Plant and Equipment*

The Company's major classes of property, plant, and equipment were as follows:

(In millions)	As of December 31,		Depreciable Lives
	2025	2024	
Facilities and equipment	$ 2,877	$ 1,972	1-40 years
Land and improvements	272	255	
Software	728	582	5 years
Hardware and office equipment and furnishings	333	278	2-10 years
Construction in progress	1,196	442	
Total property, plant, and equipment	5,406	3,529	
Accumulated depreciation	(1,774)	(1,508)	
Property, plant and equipment, net	$ 3,632	$ 2,021	

Depreciation expense of property, plant and equipment recorded during the years ended December 31, 2025, 2024 and 2023 was $284 million, $271 million and $257 million, respectively.

Note 9 — *Leases*

The Company leases generating facilities, land, office and equipment, railcars, fleet vehicles and storefront space at retail stores. Operating leases with an initial term greater than twelve months are recognized as right-of-use assets and lease liabilities in the consolidated balance sheets. The Company made an accounting policy election, as permitted by ASC 842, for all asset classes not to recognize right-of-use assets and lease liabilities in the consolidated balance sheets for its short-term leases, which are leases that have a lease term of twelve months or less. For the initial measurement of lease liabilities, the discount rate that the Company uses is either the rate implicit in the lease, if known, or its incremental borrowing rate, which is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, over a similar term an amount equal to the payments for the lease. The Company recognizes lease expense for all operating leases on a straight-line basis over the lease term. In the future, should another systematic basis become more representative of the pattern in which the lessee expects to consume the remaining economic benefit of the right-of-use asset, the Company will use that basis for lease expense.

The Company considers a contract to be or to contain a lease when both of the following conditions apply: 1) an asset is either explicitly or implicitly identified in the contract and 2) the contract conveys to the Company the right to control the use of the identified asset for a period of time. The Company has the right to control the use of the identified asset when the Company has both the right to obtain substantially all the economic benefits from the use of the identified asset and the right to direct how and for what purpose the identified asset is used throughout the period of use.

Lease payments are typically fixed and payable on a monthly, quarterly, semi-annual or annual basis. Lease payments under certain agreements may escalate over the lease term either by a fixed percentage or a fixed dollar amount. Certain leases may provide for variable lease payments in the form of payments based on unit availability, usage, a percentage of sales from the location under lease, or index-based (e.g., the U.S. Consumer Price Index) adjustments to lease payments. The Company has no leases which contain residual value guarantees provided by the Company as a lessee.

Lease Cost:

(In millions)	For the Year Ended December 31,		
	2025	2024	2023
Finance lease cost	$ 9	$ 9	$ 8
Amortization of right-of-use assets	8	8	7
Interest on lease liabilities	1	1	1
Operating lease cost[a]	63	89	93
Short-term lease cost	46	32	42
Variable lease cost	138	91	91
Sublease income	—	—	(2)
Total lease cost	$ 256	$ 221	$ 232

(a) Cottonwood lease ended in May 2025

Other information:

(In millions)	For the Year Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 187	$ 190	$ 195
Financing cash flows from finance leases	8	8	7
Right-of-use assets obtained in exchange for new finance lease liabilities	19	13	17
Right-of-use assets obtained in exchange for new operating lease liabilities	32	69	52

Lease Term and Discount Rate for leases:

	December 31, 2025	December 31, 2024
Finance leases:		
Weighted average remaining lease term (in years)	3.7	2.7
Weighted average discount rate	6.24 %	6.26 %
Operating leases:		
Weighted average remaining lease term (in years)	7.8	5.4
Weighted average discount rate	6.26 %	6.23 %

As of December 31, 2025, annual payments based on the maturities of the Company's operating leases are expected to be as follows:

	In millions
2026	$ 50
2027	46
2028	36
2029	25
2030	22
Thereafter	104
Total undiscounted lease payments	$ 283
Less: present value adjustment	(104)
Total discounted lease payments	$ 179

Note 10 — *Asset Impairments*

2025 Impairment Losses

During the fourth quarter of 2025, the Company completed its annual budget and analyzed the corresponding impact on estimated cash flows associated with its long-lived assets. The fair value of the assets was determined using an income approach by applying a discounted cash flow methodology to the long-term budget for each facility. The income approach utilized estimates of after-tax cash flows, which were Level 3 fair value measurements, and included key inputs such as forecasted power prices, fuel costs, operating and maintenance costs, plant investment capital expenditures and discount rates.

As a result of the evaluation performed, the Company recorded an impairment loss of $39 million related to its equity method investment in Gladstone in the West/Other segment. For further discussion of the Gladstone investment, see Note 16, *Investments Accounted for by the Equity Method and Variable Interest Entities*.

2024 Impairment Losses

During the fourth quarter of 2024, the Company completed its annual budget and analyzed the corresponding impact on estimated cash flows associated with its long-lived assets. The fair value of the assets was determined using an income approach by applying a discounted cash flow methodology to the long-term budget for each facility. The income approach utilized estimates of after-tax cash flows, which were Level 3 fair value measurements, and included key inputs such as forecasted power prices, fuel costs, operating and maintenance costs, plant investment capital expenditures and discount rates.

As a result of the evaluation performed, the Company recorded impairment losses of $7 million and $14 million related to its equity method investment in Gladstone and property plant and equipment and leases in the West/Other segment, respectively. For further discussion of the Gladstone investment, see Note 16, *Investments Accounted for by the Equity Method and Variable Interest Entities*.

Other Impairments — The Company recorded impairment losses related to excess SO_2 allowances of $7 million in the Texas segment and goodwill impairment losses of $15 million in the West/Other segment.

2023 Impairment Losses

During the fourth quarter of 2023, the Company completed its annual budget and analyzed the corresponding impact on estimated cash flows associated with its long-lived assets. The fair value of the assets was determined using an income approach by applying a discounted cash flow methodology to the long-term budget for each facility. The income approach utilized estimates of after-tax cash flows, which were Level 3 fair value measurements, and included key inputs such as forecasted power prices, fuel costs, operating and maintenance costs, plant investment capital expenditures and discount rates.

Gladstone — The Company recorded impairment losses of $102 million on its equity method investment in Gladstone within the West/Other segment as a result of changes in the long-term outlook of the Gladstone facility, prompted by evolving energy policy conditions in Australia and an assessment of the long-term operational landscape of the facility, which concluded with the annual budget process. For further discussion of the Gladstone investment, see Note 16, *Investments Accounted for by the Equity Method and Variable Interest Entities*.

Other Impairments — The Company additionally recorded impairment losses related to property plant and equipment and leases of $2 million, $4 million and $20 million in the Texas, East and West/Other segments, respectively.

Note 11 — *Goodwill and Other Intangibles*

Goodwill

The following table presents the changes in goodwill for the years ended December 31, 2025 and 2024 based on the Company's reportable segments:

(in millions)	Texas	East	West/Other	Vivint Smart Home	Total
Balance as of January 1, 2024	$ 643	$ 721	$ 192	$ 3,523	$ 5,079
Impairment	—	—	(15)	—	(15)
Sale of Airtron	—	—	(43)	—	(43)
Foreign currency translation adjustments	—	—	(10)	—	(10)
Balance as of December 31, 2024	$ 643	$ 721	$ 124	$ 3,523	$ 5,011
Foreign currency translation adjustments	—	—	6	—	6
Balance as of December 31, 2025	$ 643	$ 721	$ 130	$ 3,523	$ 5,017

Intangible Assets

The Company's intangible assets as of December 31, 2025, primarily reflect intangible assets established with the acquisitions of various companies, including Vivint Smart Home, Direct Energy, other retail acquisitions and Texas Genco. Intangible assets are comprised of the following:

- *Customer relationships* — These intangibles represent the fair value at the acquisition date of acquired businesses' customer base from the acquisition of Vivint Smart Home, Direct Energy and other acquisitions. Customer relationships are amortized to depreciation and amortization expense based on the expected discounted future net cash flows by year.

- *Emission Allowances* — These intangibles primarily consist of SO_2 emission allowances, including those established with the 2006 acquisition of Texas Genco, RGGI emission credits and California carbon allowances. These emission allowances are held-for-use and are amortized to cost of operations based on units of production.

- *Customer and supply contracts* — These intangibles include the fair value at the acquisition date of in-market and out-of-market customer and supply contracts from the acquisition of Direct Energy and are amortized to revenue and cost of operations, respectively, based upon the fair market value, as of the acquisition date, for each delivery month.

- *Marketing partnerships* — These intangibles represent the fair value at the acquisition date of existing agreements with marketing vendors and loyalty and affinity partners for customer acquisition. Marketing partnerships are amortized to depreciation and amortization expense based on the expected discounted future net cash flows by year.

- *Technology* — These intangibles represent the fair value at the acquisition date of developed technology for Vivint Smart Home integrated software and products. Technology is amortized to depreciation and amortization expense, ratably based on the expected discounted future net cash flows by year.

- *Trade names* — These intangibles are amortized to depreciation and amortization expense on a straight-line basis.

- *Other* — These intangibles primarily include renewable energy certificates. RECs are retired, as required, for the applicable compliance period. RECs are expensed to cost of operations based on NRG's customer usage. Other also included in-market nuclear fuel contracts established from the Texas Genco acquisition in 2006 which were amortized to cost of operations over expected volumes over the life of each contract.

The following tables summarize the components of NRG's intangible assets:

(In millions)

Year Ended December 31, 2025	Customer Relationships	Emission Allowances	Customer and Supply Contracts	Marketing Partnerships	Technology	Trade Names	Other[a]	Total
January 1, 2025	$ 3,093	$ 625	$ 606	$ 294	$ 861	$ 801	$ 260	$ 6,540
Purchases	—	58	—	—	—	—	543	601
Acquisition of businesses[b]	32	—	—	—	—	—	—	32
Usage/Sales/Retirements/Transfers	—	(50)	—	—	—	—	(508)	(558)
Write-off of fully amortized balances	(81)	(1)	—	—	—	(193)	(45)	(320)
Other	2	(5)	1	1	(1)	3	1	2
December 31, 2025	3,046	627	607	295	860	611	251	6,297
Less accumulated amortization	(1,843)	(548)	(450)	(217)	(632)	(296)	(2)	(3,988)
Net carrying amount	$ 1,203	$ 79	$ 157	$ 78	$ 228	$ 315	$ 249	$ 2,309

(a) RECs are not subject to amortization and had a carrying value of $248 million
(b) The weighted average amortization period for total amortizable intangible assets is approximately 5 years

(In millions)

Year Ended December 31, 2024	Customer Relationships	Emission Allowances	Customer and Supply Contracts	Marketing Partnerships	Technology	Trade Names	Other[a]	Total
January 1, 2024	$ 3,464	$ 628	$ 609	$ 295	$ 860	$ 841	$ 224	$ 6,921
Purchases	—	22	—	—	—	—	497	519
Acquisition of businesses[b]	35	—	—	—	—	—	—	35
Usage/Sales/Retirements	—	(19)	—	—	—	—	(461)	(480)
Write-off of fully amortized balances	(146)	—	—	—	—	(11)	—	(157)
Sale of Airtron[c]	(255)	—	—	—	—	(24)	—	(279)
Other	(5)	(6)	(3)	(1)	1	(5)	—	(19)
December 31, 2024	3,093	625	606	294	861	801	260	6,540
Less accumulated amortization	(1,555)	(538)	(399)	(193)	(457)	(443)	(47)	(3,632)
Net carrying amount	$ 1,538	$ 87	$ 207	$ 101	$ 404	$ 358	$ 213	$ 2,908

(a) RECs are not subject to amortization and had a carrying value of $213 million
(b) The weighted average amortization period for total amortizable intangible assets is approximately 5 years
(c) Includes $81 million of intangibles that were amortized

The following table presents NRG's amortization of intangible assets for each of the past three years:

(In millions)	Years Ended December 31, 2025	2024	2023
Customer relationships	$ 368	$ 476	$ 556
Customer and supply contracts	51	71	121
Emission allowances	10	5	6
Marketing partnerships	23	23	24
Technology	176	227	230
Trade names	45	59	60
Other[a]	—	15	4
Total amortization	$ 673	$ 876	$ 1,001

(a) For the years ended December 31, 2025 and 2023, other intangibles amortized to depreciation and amortization expense were de minimis. For the year ended December 31, 2024, other intangibles amortized to depreciation and amortization expense was $15 million

The following table presents estimated amortization of NRG's intangible assets included in the Company's balance sheet as of December 31, 2025 for each of the next five years:

(In millions)

Year Ended December 31,	Customer Relationships	Emission Allowances	Customer and Supply Contracts	Marketing Partnerships	Technology	Trade Names	Total
2026	$ 298	$ 20	$ 52	$ 23	$ 130	$ 37	$ 560
2027	227	17	30	23	89	37	423
2028	182	15	12	15	9	37	270
2029	140	9	13	5	—	37	204
2030	111	8	13	4	—	37	173

Note 12 — *Long-term Debt and Finance Leases*

Long-term debt and finance leases consisted of the following:

(In millions, except rates)	As of December 31, 2025	As of December 31, 2024	Interest rate %
Recourse debt:			
Senior Notes, due 2028	$ 821	$ 821	5.750
Senior Notes, due 2029	733	733	5.250
Senior Notes, due 2029	500	500	3.375
Senior Notes, due 2029	798	798	5.750
Senior Notes, due 2031	1,030	1,030	3.625
Senior Notes, due 2032	480	480	3.875
Senior Notes, due 2033	925	925	6.000
Senior Notes, due 2034	950	950	6.250
Senior Notes, due 2034	1,250	—	5.750
Senior Notes, due 2036	2,400	—	6.000
Convertible Senior Notes, due 2048	—	232	2.750
Senior Secured First Lien Notes, due 2025	—	500	2.000
Senior Secured First Lien Notes, due 2027	900	900	2.450
Senior Secured First Lien Notes, due 2029	500	500	4.450
Senior Secured First Lien Notes, due 2030	625	—	4.734
Senior Secured First Lien Notes, due 2033	740	740	7.000
Senior Secured First Lien Notes, due 2035	625	—	5.407
Term Loan B, due 2031	2,299	1,317	SOFR + 1.750
Tax-exempt bonds	466	466	4.000 - 4.750
T.H. Wharton TEF loan, due 2045	189	—	3.000
Cedar Bayou 5 TEF loan, due 2045	255	—	3.000
Greens Bayou 6 TEF loan, due 2045	90	—	3.000
Subtotal recourse debt	16,576	10,892	
Finance leases	24	14	various
Subtotal long-term debt and finance leases (including current maturities)	16,600	10,906	
Less current maturities	(31)	(996)	
Less debt issuance costs	(146)	(86)	
Discounts	(11)	(12)	
Total long-term debt and finance leases	$ 16,412	$ 9,812	

Debt includes the following discounts:

(In millions)	As of December 31, 2025	As of December 31, 2024
Senior Secured First Lien Notes, due 2027, 2029 and 2033	$ (8)	$ (10)
Term Loan B, due 2031	(3)	(2)
Total discounts	$ (11)	$ (12)

Consolidated Annual Maturities

As of December 31, 2025, annual payments based on the maturities of NRG's debt and finance leases are expected to be as follows:

	(In millions)
2026	$ 31
2027	930
2028	907
2029	2,565
2030	663
Thereafter	11,504
Total	$ 16,600

Recourse Debt

Issuance of Unsecured Notes and Secured Notes

On October 8, 2025, the Company issued $3.65 billion in aggregate principal amount of the New Unsecured Notes. The New Unsecured Notes are senior unsecured obligations of the Company and are guaranteed by its wholly-owned U.S. subsidiaries that guarantee the term loans under the Senior Credit Facility. Interest on the 2034 Notes is paid semi-annually beginning on July 15, 2026 until the maturity date of January 15, 2034. Interest on the 2036 Notes is paid semi-annually beginning on July 15, 2026 until the maturity date of January 15, 2036.

On October 8, 2025, the Company also issued $1.25 billion in aggregate principal amount of the New Secured Notes. The New Secured Notes are senior secured obligations of the Company and are guaranteed by its wholly-owned U.S. subsidiaries that guarantee the term loans under the Senior Credit Facility. The New Secured Notes are secured by a first priority security interest in the same collateral that is pledged for the benefit of the lenders under the Senior Credit Facility, which collateral consists of a substantial portion of the property and assets owned by the Company and the guarantors. Interest on the 2030 Notes is paid semi-annually beginning on April 15, 2026 until the maturity date of October 15, 2030. Interest on the 2035 Notes is paid semi-annually beginning on April 15, 2026 until the maturity date of October 15, 2035.

The Company used the net proceeds from the New Unsecured Notes and a portion of the net proceeds from the New Secured Notes to partially fund the cash portion of the purchase price of the acquisition of the LSP Portfolio, which closed on January 30, 2026. In addition, the Company used a portion of the net proceeds from the 2035 Notes to repay in full $500 million aggregate principal amount of its 2.000% Senior Secured Notes due 2025 on the maturity date of December 2, 2025.

Senior Secured Note Redemption

On December 2, 2025, the Company redeemed $500 million in aggregate principal amount of its 2.000% Senior Secured Notes due 2025, at a redemption price equal to 100.000% for $505 million, which included the payment of $5 million of accrued interest, using part of the net proceeds from the offering of the 2035 Notes.

Senior Note Redemptions

During the year ended December 31, 2024, the Company redeemed $375 million in aggregate principal amount of its 6.625% Senior Notes due 2027, at a redemption price equal to 100.000% for $382 million, which included the payment of $7 million of accrued interest, using the net proceeds from the offering of the Notes and cash on hand. In connection with the redemption, the Company wrote-off $1 million of previously deferred financing costs and other fees, which was recorded to loss on debt extinguishment.

During the year ended December 31, 2023, the Company redeemed $620 million in aggregate principal amount of its 3.875% Senior Notes, due 2032, for $509 million, which included the payment of $7 million of accrued interest, using cash on hand at an average early redemption percentage of 81%. In connection with the redemption, a $109 million gain on debt extinguishment was recorded, which included the write-off of previously deferred financing costs and other fees of $9 million.

Senior Secured Bridge Facility

In connection with the acquisition of the LSP Portfolio, the Company entered into a commitment letter for a senior secured bridge facility with certain financial institutions in a principal amount not to exceed $4.4 billion for the purposes of paying a portion of the cash consideration for the acquisition and related fees and expenses. The Bridge Facility was terminated on October 8, 2025 following the issuance of the New Unsecured Notes and the New Secured Notes.

Senior Credit Facility

Amendment to Term Loan

On July 22, 2025, the Company and APX Group LLC, as borrowers, and certain subsidiaries of the Company, as guarantors, entered into the Fifteenth Amendment with, among others, the Agent, and certain financial institutions, as lenders, which amended the Credit Agreement.

The Fifteenth Amendment amended the Credit Agreement by adding a new incremental Term Loan B in an aggregate principal amount of $1.0 billion (the "Incremental Term Loan B Facility" and the loans thereunder, the "Incremental Term Loans"), which Incremental Term Loan B Facility is fungible with the Company's existing Term Loan B facility (the "Existing Term Loan B Facility"). The terms of the Incremental Term Loans are identical to those applicable to the Company's Existing Term Loan B Facility.

At the Company's election, the Incremental Term Loans will bear interest at a rate per annum equal to either: (1) a fluctuating rate equal to the highest of (A) the rate published by the Federal Reserve Bank of New York in effect on such day, plus 0.50%, (B) the rate of interest per annum publicly announced from time to time by The Wall Street Journal as the "Prime Rate" in the United States and (C) a rate of one-month Term SOFR (as defined in the Credit Agreement) plus 1.00%, in each case, plus a margin of 0.75%, or (2) Term SOFR (as defined in the Credit Agreement) (which will not be less than 0.00%) for a one-, three-, six-month or twelve-month interest period (or such other period as agreed to by the Agent and the lenders, as selected by the Company), plus a margin of 1.75%.

The Incremental Term Loan B Facility is guaranteed by each of the Company's subsidiaries that guarantee the Company's Revolving Credit Facility and Existing Term Loan B Facility and is secured on a first lien basis by substantially all of the Company's and such subsidiaries' assets, in each case, subject to certain customary exceptions and limitations set forth in the Credit Agreement.

The Incremental Term Loan B Facility has a final maturity date of April 16, 2031 and amortizes at a rate of 1.00% per annum in equal quarterly installments (subject to any adjustments to such amortization payments to ensure that such Incremental Term Loan B Facility is fungible for U.S. federal tax purposes with the Company's Existing Term Loan B Facility).

If an event of default occurs under the Incremental Term Loan B Facility, the entire principal amount outstanding thereunder, together with all accrued unpaid interest and other amounts owing in respect thereof, may be declared immediately due and payable, subject, in certain instances, to the expiration of applicable cure periods.

The Incremental Term Loan B Facility also provides for customary asset sale mandatory prepayments, reporting covenants and negative covenants governing dividends, investments, indebtedness, and other matters that are customary for similar term loan "B" facilities.

Revolving Credit Facility

On May 27, 2025, the Company, as borrower, and certain of its subsidiaries, as guarantors, entered into the Fourteenth Amendment to the Credit Agreement in order to (i) increase the commitments under the Revolving Credit Facility by the Incremental Commitments to an aggregate amount equal to $4.6 billion and (ii) make certain other amendments to the Credit Agreement. The terms of the Incremental Commitments (including pricing) are identical to those applicable to, and constitute the same class as the existing commitments under, the Revolving Credit Facility.

As of December 31, 2025, there were no outstanding borrowings and there were $200 million in letters of credit issued under the Revolving Credit Facility. As of January 31, 2026, $2.8 billion of borrowings were outstanding.

2048 Convertible Senior Notes

Convertible Senior Notes Redemption

On May 15, 2025, the Company issued a notice of redemption for the Convertible Senior Notes. On the Redemption Date, the Company used cash on hand to redeem $12 million in aggregate principal amount of the Convertible Senior Notes, at a redemption price equal to 100.000%. The holders of the remaining outstanding Convertible Senior Notes elected to convert their Convertible Senior Notes prior to the Redemption Date and received $220 million in cash with respect to the remaining principal amount of the Convertible Senior Notes and a total of 3,986,335 shares for the conversion premium.

The following table details the interest expense recorded in connection with the Convertible Senior Notes:

(In millions, except percentages)	For the years ended December 31,					
	2025		**2024**		**2023**	
Contractual interest expense	$	3	$	9	$	16
Amortization of discount and deferred finance costs		—		1		2
Total	$	3	$	10	$	18
Effective Interest Rate		1.62 %		3.08 %		3.18 %

Convertible Senior Notes Repurchases

During the year ended December 31, 2024, the Company repurchased $343 million in aggregate principal of the Convertible Senior Notes using cash of $603 million, as detailed in the table below, which resulted in a $260 million loss on debt extinguishment for the period.

(In millions, except percentages)					Average Repurchase
Settlement Period	Principal Repurchased		Cash Paid[a]		Percentage
March 2024	$	92	$	151	162.356%
April 2024		251		452	179.454%
Total Repurchases	$	343	$	603	

(a) Includes accrued interest of $1 million and $2 million for the March and April repurchases, respectively

Capped Call Options

During the second quarter of 2024, the Company entered into privately negotiated capped call transactions with certain counterparties to effectively lock in a conversion premium of $257 million on the remaining $232 million in aggregate principal amount of the Convertible Senior Notes. In the second quarter of 2025, the expiration date of the options was extended from June 1, 2025 to July 8, 2025. The Capped Calls were exercised and settled on July 8, 2025 in connection with the redemption of the Convertible Senior Notes. For further discussion see Note 15, *Capital Structure*.

Senior Notes Early Redemption

As of December 31, 2025, the Company had the following outstanding issuances of senior notes with an early redemption feature, or Senior Notes:

i. 5.250% senior notes, issued May 24, 2019 and due June 15, 2029, or the 5.250% 2029 Senior Notes;

ii. 5.750% senior notes, issued October 30, 2024 and due July 15, 2029, or the 5.750% 2029 Senior Notes;

iii. 3.625% senior notes, issued December 2, 2020 and due February 15, 2031, or the 2031 Senior Notes;

iv. 3.875% senior notes, issued August 23, 2021 and due February 15, 2032, or the 2032 Senior Notes;

v. 6.000% senior notes, issued October 30, 2024 and due February 1, 2033, or the 2033 Senior Notes;

vi. 6.250% senior notes, issued October 30, 2024 and due November 1, 2034, or the 6.250% 2034 Senior Notes;

vii. 5.750% senior notes, issued October 8, 2025 and due January 15, 2034, or the 5.750% 2034 Senior Notes; and

viii. 6.000% senior notes, issued October 8, 2025 and due January 15, 2036, or the 2036 Senior Notes.

The indentures and the forms of notes provide, among other things, that the Senior Notes will be senior unsecured obligations of the Company. The indentures also provide for customary events of default, which include, among others: nonpayment of principal or interest; breach of other covenants in the indentures; defaults in failure to pay certain other indebtedness; the rendering of judgments to pay certain amounts of money against the Company and certain of its subsidiaries; the failure of certain guarantees to be enforceable; and certain events of bankruptcy or insolvency. Generally, if an event of default occurs and continues, the trustee or the holders of at least 25% or 30% (depending on the series of Senior Notes) in principal amount of the then-outstanding series of Senior Notes may declare all of the Senior Notes of such series to be due and payable immediately. The terms of the indentures contain certain restrictions on incurring secured debt and consolidating, merging or transferring all or substantially all of the Company's assets. Interest is payable semi-annually on the Senior Notes until their maturity dates.

5.250% 2029 Senior Notes

The Company may redeem some or all of the notes at redemption prices expressed as percentages of principal amount as set forth in the following table, plus accrued and unpaid interest on the notes redeemed up to the redemption date:

Redemption Period	Redemption Percentage
June 15, 2026 to June 14, 2027	100.875 %
June 15, 2027 and thereafter	100.000 %

5.750% 2029 Senior Notes

The Company may redeem some or all of the notes at redemption prices expressed as percentages of principal amount as set forth in the following table, plus accrued and unpaid interest on the notes redeemed up to the redemption date:

Redemption Period	Redemption Percentage
July 15, 2025 to July 14, 2026	101.438 %
July 15, 2026 and thereafter	100.000 %

2031 Senior Notes

The Company may redeem some or all of the notes at redemption prices expressed as percentages of principal amount as set forth in the following table, plus accrued and unpaid interest on the notes redeemed up to the redemption date:

Redemption Period	Redemption Percentage
February 15, 2026 to February 14, 2027	101.813 %
February 15, 2027 to February 14, 2028	101.208 %
February 15, 2028 to February 14, 2029	100.604 %
February 15, 2029 and thereafter	100.000 %

2032 Senior Notes

At any time prior to February 15, 2027, the Company may redeem all or a part of the 2032 Senior Notes, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date, plus a premium. The premium is the greater of: (i) 1% of the principal amount of the notes; or (ii) the excess of (A) the present value of (1) the redemption price of the note at February 15, 2027 (such redemption price being set forth in the table appearing below in the column "Redemption Percentage (If Sustainability Performance Target has not been satisfied and/or confirmed by External Verifier)" unless the Sustainability Performance Target has been satisfied in respect of the year ended December 31, 2025 and the Company has provided confirmation thereof to the trustee together with a related confirmation by the External Verifier by the date that is at least 15 days prior to August 15, 2026 in which case the redemption price shall be as set forth in the column "Redemption Percentage (If Sustainability Performance Target has been satisfied and confirmed by External Verifier)") plus (2) interest payments due on the note through February 15, 2027 (excluding accrued but unpaid interest to the redemption date) computed using a discount rate equal to the Treasury Rate as of such redemption date plus 0.50%, over (B) the principal amount of the note. In addition, on or after February 15, 2027, the Company may redeem some or all of the notes at redemption prices expressed as percentages of principal amount as set forth in the following table during the twelve-month period beginning on February 15 of the years indicated below, plus accrued and unpaid interest on the notes redeemed up to the redemption date:

Year	Redemption Percentage (If Sustainability Performance Target has been satisfied and confirmed by External Verifier)	Redemption Percentage (If Sustainability Performance Target has not been satisfied and/or confirmed by External Verifier)
2027	101.938 %	102.188 %
2028	101.292 %	101.458 %
2029	100.646 %	100.729 %
2030 and thereafter	100.000 %	100.000 %

2033 Senior Notes

At any time prior to November 1, 2027, the Company may redeem all or a part of the 2033 Senior Notes, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date, plus a premium. The premium is the greater of: (i) 1% of the principal amount of the note; or (ii) the excess of the present value of 103.000% of the note, plus interest payments due on the note through November 1, 2027 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 0.50% over the principal amount of the note. In addition, on or after November 1, 2027, the Company may redeem some or all of the notes at redemption prices expressed as percentages of principal amount as set forth in the following table, plus accrued and unpaid interest on the notes redeemed up to the redemption date:

Redemption Period	Redemption Percentage
November 1, 2027 to October 31, 2028	103.000 %
November 1, 2028 to October 31, 2029	101.500 %
November 1, 2029 and thereafter	100.000 %

6.250% 2034 Senior Notes

At any time prior to November 1, 2029, the Company may redeem all or a part of the 6.250% 2034 Senior Notes, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date, plus a premium. The premium is the greater of: (i) 1% of the principal amount of the note; or (ii) the excess of the present value of 103.125% of the note, plus interest payments due on the note through November 1, 2029 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 0.50% over the principal amount of the note. In addition, on or after November 1, 2029, the Company may redeem some or all of the notes at redemption prices expressed as percentages of principal amount as set forth in the following table, plus accrued and unpaid interest on the notes redeemed up to the redemption date:

Redemption Period	Redemption Percentage
November 1, 2029 to October 31, 2030	103.125 %
November 1, 2030 to October 31, 2031	101.563 %
November 1, 2031 and thereafter	100.000 %

5.750% 2034 Senior Notes

At any time prior to October 15, 2028, the Company may redeem all or a part of the 5.750% 2034 Senior Notes, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date, plus a premium. The premium is the greater of: (i) 1% of the principal amount of the note; or (ii) the excess of the present value of 102.875% of the note, plus interest payments due on the note through October 15, 2028 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 0.50% over the principal amount of the note. In addition, on or after October 15, 2028, the Company may redeem some or all of the notes at redemption prices expressed as percentages of principal amount as set forth in the following table, plus accrued and unpaid interest on the notes redeemed up to the redemption date:

Redemption Period	Redemption Percentage
October 15, 2028 to October 14, 2029	102.875 %
October 15, 2029 to October 14, 2030	101.438 %
October 15, 2030 and thereafter	100.000 %

2036 Senior Notes

At any time prior to October 15, 2030, the Company may redeem all or a part of the 2036 Senior Notes, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date, plus a premium. The premium is the greater of: (i) 1% of the principal amount of the note; or (ii) the excess of the present value of 103.000% of the note, plus interest payments due on the note through October 15, 2030 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 0.50% over the principal amount of the note. In addition, on or after October 15, 2030, the Company may redeem some or all of the notes at redemption prices expressed as percentages of principal amount as set forth in the following table, plus accrued and unpaid interest on the notes redeemed up to the redemption date:

Redemption Period	Redemption Percentage
October 15, 2030 to October 14, 2031	103.000 %
October 15, 2031 to October 14, 2032	101.500 %
October 15, 2032 and thereafter	100.000 %

Receivables Facility

In 2020, NRG Receivables, entered into the Receivables Facility, subject to adjustments on a seasonal basis, with issuers of asset-backed commercial paper and commercial banks (the "Lenders"). The assets of NRG Receivables are first available to satisfy the claims of the Lenders before making payments on the subordinated note and equity issued by NRG Receivables. The assets of NRG Receivables are not available to the Company and its subsidiaries or creditors unless and until distributed by NRG Receivables. Under the Receivables Facility, certain indirect subsidiaries of the Company sell their accounts receivables to NRG Receivables, subject to certain terms and conditions. In turn, NRG Receivables grants a security interest in the purchased receivables to the Lenders as collateral for cash borrowings and issuances of letters of credit. Pursuant to the Performance Guaranty, the Company has guaranteed, for the benefit of NRG Receivables and the Lenders, the payment and performance by each indirect subsidiary of its respective obligations under the Receivables Facility. The accounts receivables remain on the Company's consolidated balance sheet and any amounts funded by the Lenders to NRG Receivables will be reflected as short-term borrowings. Cash flows from the Receivables Facility are reflected as financing activities in the Company's consolidated statements of cash flows. The Company continues to service the accounts receivables sold in exchange for a servicing fee.

On June 20, 2025, NRG Receivables amended its existing Receivables Facility to extend the scheduled termination date to June 18, 2026. The weighted average interest rate related to usage under the Receivables Facility as of December 31, 2025 was 0.772%. As of December 31, 2025, there were no outstanding borrowings and there were $1.5 billion in letters of credit issued under the Receivables Facility.

Tax Exempt Bonds

	As of December 31,		
(In millions, except rates)	2025	2024	Interest Rate %
NRG Indian River Power 2020, tax exempt bonds, due 2040	$ —	$ 57	1.250
NRG Indian River Power 2020, tax exempt bonds, due 2045	—	190	1.250
NRG Dunkirk 2020, tax exempt bonds, due 2042	59	59	4.250
City of Texas City, tax exempt bonds, due 2045	33	33	4.125
Fort Bend County, tax exempt bonds, due 2038	54	54	4.750
Fort Bend County, tax exempt bonds, due 2042	73	73	4.750
NRG Indian River Power 2020, tax exempt bonds, due 2040	57	—	4.000
NRG Indian River Power 2020, tax exempt bonds, due 2045	190	—	4.000
Total	$ 466	$ 466	

IR Bonds

On October 23, 2025, the Company remarketed $57 million aggregate principal amount of the IR 2040 Bonds and $190 million aggregate principal amount of the IR 2045 Bonds, together the IR Bonds. The IR Bonds are guaranteed on a first priority basis by each of the Company's current and future subsidiaries that guarantee indebtedness under the Revolving Credit Facility. The IR Bonds are secured by a first priority security interest in the same collateral that is pledged for the benefit of the lenders under the Revolving Credit Facility, which consists of a substantial portion of the property and assets owned by the Company and the guarantors. The collateral securing the IR Bonds will, at the request of the Company, be released if the

Company satisfies certain conditions, including receipt of an investment grade rating on its senior, unsecured debt securities from two out of the three rating agencies, subject to reversion if those rating agencies withdraw their investment grade rating of the IR Bonds or any of the Company's senior, unsecured debt securities or downgrade such ratings below investment grade. The IR Bonds were remarketed at a coupon of 4.000% and are subject to mandatory tender and purchase on October 1, 2035 and have final maturity dates of October 1, 2040 for the IR 2040 Bonds and October 1, 2045 for the IR 2045 Bonds.

Bilateral Letter of Credit Facilities

As of December 31, 2025, the bilateral letter of credit facilities allowed for the issuance of up to $850 million of letters of credit and $637 million was issued under these facilities. These facilities are uncommitted. In January and February 2026, the Company and certain of its subsidiaries, as guarantors, entered into amendments to its existing bilateral letter of credit facilities to increase the size of its bilateral credit facilities by $410 million and $90 million, respectively, to provide additional liquidity. As of January 31, 2026, $1.0 billion was issued under these facilities.

Texas Development Projects

On July 31, 2025, NRG THW GT LLC, an indirect wholly-owned subsidiary of the Company, entered into the First TEF Loan to support the development of T.H. Wharton, which is currently under construction. The Company signed an equity contribution agreement and guaranty with respect to the First TEF Loan. The loan bears interest at a fixed rate of 3.000% per annum and has a final maturity date of July 31, 2045. As of January 31, 2026, $187 million of disbursements for the First TEF Loan have occurred.

On September 26, 2025, NRG Cedar Bayou 5 LLC, an indirect wholly-owned subsidiary of the Company, entered into the Second TEF Loan to support the development of Cedar Bayou 5, which is currently under construction. The Company signed an equity contribution agreement and guaranty with respect to the Second TEF Loan. The loan bears interest at a fixed rate of 3.000% per annum and has a final maturity date of September 26, 2045. As of January 31, 2026, $269 million of disbursements for the Second TEF Loan have occurred.

On November 20, 2025, NRG Greens Bayou 6 LLC, an indirect wholly-owned subsidiary of the Company, entered into the Third TEF Loan to support the development of Greens Bayou 6, which is currently under construction. The Company signed an equity contribution agreement and guaranty with respect to the Third TEF Loan. The loan bears interest at a fixed rate of 3.000% per annum and has a final maturity date of November 20, 2045. As of January 31, 2026, $95 million of disbursements for the Third TEF Loan have occurred.

Pre-Capitalized Trust Securities Facility

On August 29, 2023, the Company entered into a Facility Agreement (as defined below) with Alexander Funding Trust II, a newly-formed Delaware statutory trust (the "Trust"), in connection with the sale by the Trust of $500 million pre-capitalized trust securities redeemable July 31, 2028 (the "P-Caps"). The Trust invested the proceeds from the sale of the P-Caps in a portfolio of principal and interest strips of U.S. Treasury securities (the "Eligible Treasury Assets").

In connection with the sale of the P-Caps, the Company and the guarantors named therein entered into a facility agreement, dated August 29, 2023 (the "Facility Agreement"), with the Trust and Deutsche Bank Trust Company Americas, as notes trustee. Under the Facility Agreement, the Company has the right, from time to time, to issue to the Trust, and to require the Trust to purchase from the Company, on one or more occasions (the "Issuance Right"), up to $500 million aggregate principal amount of the Company's 7.467% Senior Secured First Lien Notes due 2028 (the "P-Caps Secured Notes") in exchange for all or a portion of the Eligible Treasury Assets corresponding to the portion of the Issuance Right under the Facility Agreement being exercised at such time.

The P-Caps are to be redeemed by the Trust on July 31, 2028 or earlier upon an early redemption of the P-Caps Secured Notes. Following any distribution of P-Caps Secured Notes to the holders of the P-Caps, the Company may similarly redeem such P-Caps Secured Notes, in whole or in part, at the redemption price described in the indenture governing the P-Caps Secured Notes, plus accrued but unpaid interest to, but excluding, the date of redemption. Any P-Caps Secured Notes outstanding and held by the Trust as a result of the exercise of the Issuance Right that remain outstanding will also mature on July 31, 2028.

In connection with the issuance of the P-Caps, on August 29, 2023, the Company entered into a letter of credit facility agreement with Deutsche Bank Trust Company Americas, as collateral agent and administrative agent, and certain financial institutions for the issuance of letters of credit in an aggregate amount not to exceed $485 million. The facility is committed. As of December 31, 2025, $477 million was issued under this facility.

Non-recourse Debt

The following are descriptions of certain indebtedness of NRG's subsidiaries, which are non-recourse debt to NRG.

Acquired LS Power Debt

On January 30, 2026 (the "Acquisition Closing Date"), in connection with the acquisition of the LSP Portfolio from LS Power, Lightning Power, LLC, an indirect, wholly-owned subsidiary of the Company as of such date ("Lightning"), retained its 7.250% Senior Secured Notes due 2032, term loan and revolving loan facility.

Lightning Notes

On the Acquisition Closing Date, Lightning remained the issuer of $1.5 billion aggregate principal amount of 7.250% Senior Secured Notes due 2032 (the "Lightning Notes") issued pursuant to an indenture, dated August 16, 2024 (the "Lightning Indenture"), by and among Lightning, Lightning's subsidiaries that are guarantors from time to time party thereto, and U.S. Bank Trust Company, National Association, in its capacities as trustee and collateral trustee.

The Lightning Notes accrue interest at a rate of 7.250% per annum, payable semi-annually on February 15 and August 15 of each year. The Lightning Notes mature on August 15, 2032. At any time prior to August 15, 2027, Lightning may redeem all or a part of the Lightning Notes, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date, plus a premium. In addition, on or after August 15, 2027, Lightning may redeem all or part of the Lightning Notes at the redemption prices expressed as percentages of principal amount as set forth in the following table, plus accrued and unpaid interest on the notes redeemed up to the redemption date:

Redemption Period	Redemption Percentage
August 15, 2027 to August 14, 2028	103.625 %
August 15, 2028 to August 14, 2029	101.813 %
August 15, 2029 and thereafter	100.000 %

Subject to certain qualifications and exceptions, the Lightning Indenture, among other things, limits Lightning's ability and the ability of Lightning's restricted subsidiaries to incur or guarantee additional indebtedness; create or incur liens; make certain restricted payments; and consolidate, merge or transfer all or substantially all of Lightning's and its subsidiaries' assets on a consolidated basis.

Lightning Credit Facility

On the Acquisition Closing Date, Lightning remained party to a credit agreement (the "Lightning Credit Agreement") with Morgan Stanley Senior Funding, Inc. as administrative agent and collateral agent and various lenders and issuing banks from time to time party thereto. The Lightning Credit Agreement consists of a term loan in an original aggregate principal amount of $1.75 billion (the "Lightning Term Loan") and revolving loan facility of $600 million (the "Lightning Revolving Facility"). The maturity date of the Lightning Term Loan and the Lightning Revolving Facility is August 16, 2031, and August 16, 2029, respectively. Interest on the Lightning Term Loan accrues at a rate per annum equal to the SOFR rate plus a margin of 2.25%, subject to leverage-based margin step-downs. Interest on revolving credit borrowings under the Lightning Revolving Facility accrues at a rate per annum equal to the SOFR rate plus a margin of 2.00%, subject to leverage-based margin step-downs. As of January 31, 2026, $1.73 billion of borrowings were outstanding under the Lightning Term Loan.

Vivint Debt

As of December 31, 2024, the below non-recourse debt is no longer outstanding.

Vivint Secured Notes Tender Offer

On October 30, 2024, in connection with APX Group, Inc.'s previously announced offer to purchase for cash (the "Tender Offer") any and all of APX Group, Inc.'s outstanding 6.750% senior secured notes due 2027 (the "Vivint 6.750% Senior Secured Notes due 2027"), APX Group, Inc. purchased $589 million in aggregate principal amount of the Vivint 6.750% Senior Secured Notes due 2027 that had been validly tendered for $600 million, which included the payment of $8 million of accrued interest. On November 8, 2024, APX Group, Inc. redeemed the remaining $11 million in aggregate principal amount of the Vivint 6.750% Senior Secured Notes due 2027 that remained outstanding following the Tender Offer. In connection with the redemptions, a $13 million loss on debt extinguishment was recorded, which included the write-off of previously deferred financing costs and other fees of $1 million.

Vivint Unsecured Notes Exchange Offer

In connection with the Company's offer to exchange (the "Exchange Offer") for any and all outstanding 5.750% Senior Notes due 2029 (the "Vivint 5.750% Senior Notes due 2029") issued by APX Group, Inc. for the New NRG 5.750% Senior Notes due 2029 and cash, NRG accepted tenders with respect to $798 million aggregate principal amount of the Vivint 5.750% Senior Notes due 2029, that were tendered on or prior to the early tender date. In connection with the redemptions, a $90 million loss on debt extinguishment was recorded.

On October 30, 2024, the Company issued the New NRG 5.750% Senior Notes due 2029 in an aggregate principal amount of $798 million in connection with the Exchange Offer. On November 14, 2024, APX Group, Inc. redeemed the $2 million of the Vivint 5.750% Senior Notes due 2029 that remained outstanding following the Exchange Offer.

Vivint Term Loan

On October 30, 2024, the Company repaid in full the outstanding Vivint Term Loans of approximately $1.3 billion and terminated the revolving credit facility under the Vivint Credit Agreement. In connection with the repayment, an $18 million loss on debt extinguishment was recorded, which included the write-off of previously deferred financing costs and other fees of $2 million.

Note 13 — *Asset Retirement Obligations*

The Company's AROs are primarily related to the environmental obligations for mine reclamation, ash disposal, site closures, fuel storage facilities and future dismantlement of equipment on leased property. In addition, the Company has also identified conditional AROs for asbestos removal and disposal, which are specific to certain power generation operations.

The following table presents the balance of ARO obligations as of December 31, 2025 and 2024, along with the activity related to the Company's ARO obligations for the year ended December 31, 2025:

(In millions)	Total[a]
Balance as of December 31, 2024	$ 409
Revisions in estimates for current obligations	(20)
Additions	18
Spending for current obligations	(47)
Accretion	25
Acquisitions	4
Balance as of December 31, 2025	$ 389

(a) Total accretion expense related to asset retirement obligations included in the consolidated statement of cash flows includes accretion and revisions in estimates for asset retirement liabilities on non-operating plants

Note 14 — *Benefit Plans and Other Postretirement Benefits*

NRG sponsors and operates defined benefit pension and other postretirement plans. NRG pension benefits are available to eligible non-union and union employees through various defined benefit pension plans. These benefits are based on pay, service history and age at retirement. Most pension benefits are provided through tax-qualified plans. NRG also provides postretirement health and welfare benefits for certain groups of employees. Cost sharing provisions vary by the terms of any applicable collective bargaining agreements.

NRG maintains two separate qualified pension plans, the NRG Pension Plan for Bargained Employees and the NRG Pension Plan. Participation in the NRG Pension Plan for Bargained Employees depends upon whether an employee is covered by a bargaining agreement. The NRG Pension Plan was frozen for non-union employees on December 31, 2018. The Company has terminated the defined benefit component of the Pension Plan for Employees of Direct Energy Marketing Limited and is currently awaiting regulatory approval.

NRG expects to contribute $32 million to the Company's pension plans in 2026.

NRG Defined Benefit Plans

The annual net periodic benefit cost/(credit) related to NRG's pension and other postretirement benefit plans include the following components:

	Year Ended December 31,					
	Pension Benefits					
(In millions)	2025		2024		2023	
Service cost benefits earned	$	3	$	3	$	5
Interest cost on benefit obligation		45		48		50
Expected return on plan assets		(45)		(47)		(39)
Amortization of unrecognized net loss		4		2		6
Curtailment and special termination benefits (income)/expense		—		(6)		(1)
Net periodic benefit cost	$	7	$	—	$	21

	Year Ended December 31,					
	Other Postretirement Benefits					
(In millions)	2025		2024		2023	
Interest cost on benefit obligation	$	4	$	3	$	4
Amortization of unrecognized prior service cost		(1)		(3)		(8)
Amortization of unrecognized net loss		—		(1)		1
Net periodic benefit cost/(credit)	$	3	$	(1)	$	(3)

A comparison of the pension benefit obligation, other postretirement benefit obligations and related plan assets for NRG's plans on a combined basis is as follows:

	As of December 31,							
	Pension Benefits				Other Postretirement Benefits			
(In millions)	2025		2024		2025		2024	
Benefit obligation at January 1	$	901	$	1,023	$	70	$	75
Service cost		3		3		—		—
Interest cost		45		48		4		3
Actuarial loss/(gain)		28		(35)		(4)		(1)
Employee and retiree contributions		—		—		2		3
Annuity purchase settlement		—		(50)		—		—
Benefit payments		(90)		(83)		(11)		(10)
Foreign exchange translation		—		(5)		—		—
Benefit obligation at December 31		887		901		61		70
Fair value of plan assets at January 1		767		851		—		—
Actual return on plan assets		91		16		—		—
Employee and retiree contributions		—		—		2		3
Employer contributions		16		38		9		7
Annuity purchase settlement		—		(50)		—		—
Benefit payments		(90)		(83)		(11)		(10)
Foreign exchange translation		—		(5)		—		—
Fair value of plan assets at December 31		784		767		—		—
Funded status at December 31 — excess of obligation over assets	$	(103)	$	(134)	$	(61)	$	(70)

During the year ended December 31, 2025, the actuarial loss of $28 million on pension benefits was primarily driven by decreasing discount rates.

During the year ended December 31, 2024, the actuarial gain of $35 million on pension benefits was primarily driven by increasing discount rates.

Amounts recognized in NRG's balance sheets were as follows:

	As of December 31,			
	Pension Benefits		Other Postretirement Benefits	
(In millions)	2025	2024	2025	2024
Other current liabilities	$ —	$ —	$ 4	$ 5
Other non-current liabilities	103	134	57	65

Amounts recognized in NRG's accumulated OCI that have not yet been recognized as components of net periodic benefit cost were as follows:

	As of December 31,			
	Pension Benefits		Other Postretirement Benefits	
(In millions)	2025	2024	2025	2024
Net loss/(gain)	$ 50	$ 73	$ (18)	$ (14)
Prior service credit	—	—	—	(1)
Total accumulated OCI	$ 50	$ 73	$ (18)	$ (15)

Other changes in plan assets and benefit obligations recognized in OCI were as follows:

	Year Ended December 31,			
	Pension Benefits		Other Postretirement Benefits	
(In millions)	2025	2024	2025	2024
Net actuarial gain	$ (19)	$ (4)	$ (4)	$ (1)
Amortization of net actuarial (gain)/loss	(4)	(2)	—	1
Settlement loss	—	6	—	—
Amortization of prior service cost	—	—	1	3
Total recognized in OCI	$ (23)	$ —	$ (3)	$ 3
Net periodic benefit cost/(credit)	7	—	3	(1)
Net recognized in net periodic pension (credit)/cost and OCI	$ (16)	$ —	$ —	$ 2

The following table presents the balances of significant components of NRG's pension plan:

	As of December 31,	
	Pension Benefits	
(In millions)	2025	2024
Projected benefit obligation	$ 887	$ 901
Accumulated benefit obligation	882	895
Fair value of plan assets	784	767

NRG's market-related value of its plan assets is the fair value of the assets. The fair values of the Company's pension plan assets by asset category and their level within the fair value hierarchy are as follows:

(In millions)	Fair Value Measurements as of December 31, 2025		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total
Common/collective trust investment — U.S. equity	$ —	$ 147	$ 147
Common/collective trust investment — non-U.S. equity	—	108	108
Common/collective trust investment — non-core assets	—	52	52
Common/collective trust investment — fixed income	—	202	202
Short-term investment fund	15	—	15
Subtotal fair value	$ 15	$ 509	$ 524
Measured at net asset value practical expedient:			
Common/collective trust investment — non-U.S. equity			29
Common/collective trust investment — fixed income			194
Common/collective trust investment — non-core assets			13
Partnerships/joint ventures			24
Total fair value			$ 784

(In millions)	Fair Value Measurements as of December 31, 2024		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total
Common/collective trust investment — U.S. equity	$ —	$ 142	$ 142
Common/collective trust investment — non-U.S. equity	—	105	105
Common/collective trust investment — non-core assets	—	50	50
Common/collective trust investment — fixed income	—	199	199
Short-term investment fund	25	—	25
Subtotal fair value	$ 25	$ 496	$ 521
Measured at net asset value practical expedient:			
Common/collective trust investment — non-U.S. equity			29
Common/collective trust investment — fixed income			177
Common/collective trust investment — non-core assets			12
Partnerships/joint ventures			28
Total fair value			$ 767

In accordance with ASC 820, the Company determines the level in the fair value hierarchy within which each fair value measurement in its entirety falls, based on the lowest level input that is significant to the fair value measurement in its entirety. The fair value of the common/collective trust investments is valued at fair value which is equal to the sum of the market value of all of the fund's underlying investments. Certain common/collective trust investments have readily determinable fair value as they publish daily net asset value, or NAV, per share and are categorized as Level 2. Certain other common/collective trust investments and partnerships/joint ventures use NAV per share, or its equivalent, as a practical expedient for valuation, and thus have been removed from the fair value hierarchy table.

The following table presents the significant assumptions used to calculate NRG's benefit obligations:

| | As of December 31, | | | |
| | Pension Benefits | | Other Postretirement Benefits | |
Weighted-Average Assumptions	2025	2024	2025	2024
Discount rate	5.38 %	5.63 %	5.32 %	5.55 %
Interest crediting rate	5.96 %	5.38 %	4.70 %	4.54 %
Rate of compensation increase	3.00 %	3.00 %	—	—
Health care trend rate	—	—	8.2% grading to 4.5% in 2035	8.3% grading to 4.5% in 2034

The following table presents the significant assumptions used to calculate NRG's benefit expense:

| | As of December 31, | | | | | |
| | Pension Benefits | | | Other Postretirement Benefits | | |
Weighted-Average Assumptions	2025	2024	2023	2025	2024	2023
Discount rate	5.63 %	4.99 %	5.18 %	5.53 %	4.96 %	5.19 %
Interest crediting rate	5.38 %	5.67 %	5.21 %	4.54 %	4.66 %	4.00 %
Expected return on plan assets	6.92 %	6.65 %	5.55 %	—	—	—
Rate of compensation increase	3.00 %	3.00 %	3.06 %	—	—	—
Health care trend rate	—	—	—	8.3% grading to 4.5% in 2035	7.4% grading to 4.5% in 2033	7.2% grading to 4.5% in 2028

NRG uses December 31 of each respective year as the measurement date for the Company's pension and other postretirement benefit plans. The Company sets the discount rate assumptions on an annual basis for each of NRG's defined benefit retirement and other postretirement benefit plans as of December 31. The discount rate assumptions represent the current rate at which the associated liabilities could be effectively settled at December 31. The Company utilizes the Aon AA Above Median, or AA-AM, yield curve for the U.S.plans and the AON Canada yield curve for the Canadian other postretirement plan to select the appropriate discount rate assumption. The AA-AM yield curve is a hypothetical AA yield curve represented by a series of annualized individual spot discount rates from 6 months to 99 years. Under the AA-AM yield curve, each bond issue used to build this yield curve must be non-callable, and have an average rating of AA when averaging available Moody's Investor Services, Standard & Poor's and Fitch ratings. The Aon Canada yield curve is based on high quality Canadian corporate bonds.

NRG employs a total return investment approach, whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The Investment Committee reviews the asset mix periodically and as the plan assets increase in future years, the Investment Committee may examine other asset classes such as real estate or private equity. NRG employs a building block approach to determining the long-term rate of return assumption for plan assets, with proper consideration given to diversification and rebalancing. Historical markets are studied and long-term historical relationships between equities and fixed income are preserved, consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. Peer data and historical returns are reviewed to check for reasonableness and appropriateness.

The target allocations of NRG's pension plan assets were as follows for the year ended December 31, 2025:

U.S. equity	20 %
Non-U.S. equity	13 %
Non-core assets	17 %
Fixed income	50 %

Plan assets are currently invested in a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S., non-U.S., global, and emerging market equities, as well as among growth, value, small and large capitalization stocks.

Investment risk and performance are monitored on an ongoing basis through quarterly portfolio reviews of each asset fund class to a related performance benchmark, if applicable, and annual pension liability measurements. Performance benchmarks are composed of the following indices:

Asset Class	Index
U.S. equities	Dow Jones U.S. Total Stock Market Index
Non-U.S. equities	MSCI All Country World Index
Non-core assets[a]	Various (per underlying asset class)
Fixed income securities	Barclays U.S. Long Credit Index, Barclays U.S. Strips 20+ Year Bond Index and Citigroup Strips Index 20+ Sub Index

(a) Non-Core Assets are defined as diversifying asset classes approved by the Investment Committee that are intended to enhance returns and/or reduce volatility of the U.S. and non-U.S. equities. Asset classes considered Non-Core include, but may not be limited to: Emerging Market Equity, Emerging Market Debt, Non-US Developed Market Small Cap, High Yield Fixed Income, Real Estate, Bank Loans, Global Infrastructure and other Alternatives

NRG's expected future benefit payments for each of the next five years, and in the aggregate for the five years thereafter, are as follows:

	Pension	Other Postretirement Benefit	
(In millions)	Benefit Payments	Benefit Payments	Medicare Prescription Drug Reimbursements
2026	$ 79	$ 4	$ —
2027	76	4	—
2028	74	4	—
2029	72	4	—
2030	70	5	—
2031-2035	330	25	2

Defined Contribution Plans

NRG's employees are also eligible to participate in defined contribution 401(k) plans.

The Company's costs related to these plans were as follows:

	Year Ended December 31,		
(In millions)	2025	2024	2023
Cost recognized for defined contribution plans	$ 65	$ 62	$ 61

Note 15 — *Capital Structure*

For the period from December 31, 2022 to December 31, 2025, the Company had 10,000,000 shares of preferred stock authorized and 500,000,000 shares of common stock authorized. The following table reflects the changes in NRG's preferred and common shares issued and outstanding for each period presented:

| | Preferred Shares | Common Shares | | |
	Issued and Outstanding	Issued	Treasury	Outstanding
Balance as of December 31, 2022	—	423,897,001	(194,335,971)	229,561,030
Issuance of Series A Preferred Stock	650,000	—	—	—
Shares issued under ESPP	—	—	191,249	191,249
Shares issued under LTIPs	—	1,109,611	—	1,109,611
Share repurchases	—	—	(22,730,940)	(22,730,940)
Retirement of treasury stock	—	(157,676,142)	157,676,142	—
Balance as of December 31, 2023	650,000	267,330,470	(59,199,520)	208,130,950
Shares issued under ESPP	—	—	242,070	242,070
Shares issued under LTIPs	—	1,959,134	—	1,959,134
Share repurchases	—	—	(11,725,563)	(11,725,563)
Partial settlement of Capped Call Options	—	—	(2,588)	(2,588)
Retirement of treasury stock	—	(64,225,546)	64,225,546	—
Balance as of December 31, 2024	650,000	205,064,058	(6,460,055)	198,604,003
Shares issued under ESPP	—	—	175,907	175,907
Shares issued under LTIPs	—	1,792,902	—	1,792,902
Share repurchases	—	—	(9,971,620)	(9,971,620)
Settlement of Capped Call Options[a]	—	—	(4,211,054)	(4,211,054)
Conversions of Convertible Senior Notes	—	—	3,986,469	3,986,469
Retirement of treasury stock	—	(7,028,345)	7,028,345	—
Balance as of December 31, 2025	650,000	199,828,615	(9,452,008)	190,376,607
Shares issued under LTIPs	—	707,836	—	707,836
Share repurchases	—	—	(656,900)	(656,900)
Shares issued for the acquisition of the LSP Portfolio	—	24,250,000	—	24,250,000
Retirement of treasury stock	—	(340,900)	340,900	—
Balance as of January 31, 2026	650,000	224,445,551	(9,768,008)	214,677,543

(a) Consists of partial settlement of 134 shares on June 2, 2025 and final settlement of 4,210,920 shares on July 8, 2025

Common Stock

As of December 31, 2025, NRG had 23,607,174 shares of common stock reserved for the maximum number of shares potentially issuable based on the conversion and redemption features of the long-term incentive plans.

On January 30, 2026, as part of the purchase consideration for the LSP Portfolio acquisition, the Company issued 24.25 million shares of NRG common stock, par value $0.01 per share.

Common Stock Dividends

The Company declared and paid $0.4400, $0.4075 and $0.3775 quarterly dividend per common share, or $1.76, $1.63 and $1.51 per share on an annualized basis for 2025, 2024 and 2023 respectively.

In 2023, 2024 and 2025, NRG increased the annual dividend on its common stock to $1.51, $1.63 and $1.76 per share, respectively, representing an 8% increase each year. Beginning in the first quarter of 2026, NRG will increase the annual common stock dividend by 8% to $1.90 per share. The long-term capital allocation policy targets an annual common stock dividend growth rate of 7%-9% per share in subsequent years.

The Company's common stock dividends are subject to available capital, market conditions, and compliance with associated laws, regulations and other contractual obligations.

On January 23, 2026, NRG declared a quarterly dividend on the Company's common stock of $0.475 per share, or $1.90 per share on an annualized basis, payable on February 17, 2026, to stockholders of record as of February 2, 2026.

Employee Stock Purchase Plan

The Company offers participation in the ESPP which allows eligible employees to elect to withhold between 1% and 100% (between 1% and 10% prior to July 30, 2025), subject to an annual maximum of $25,000, of their eligible compensation to purchase shares of NRG common stock at the lesser of 90% of its market value on the offering date or 90% of the fair market value on the exercise date. An offering date occurs each April 1 and October 1. An exercise date occurs each September 30 and March 31. As of December 31, 2025, there remained 6,284,148 shares of treasury stock reserved for issuance under the ESPP.

Share Repurchases

The Company's long-term capital allocation policy is to target allocating approximately 80% of cash available for allocation, after debt reduction, to be returned to shareholders. The Company is actively repurchasing shares under its existing $3.7 billion share repurchase program, which began in 2023. On October 16, 2025, the Board of Directors authorized an additional share repurchase program of up to $3.0 billion, to be executed through 2028. The following table summarizes the share repurchases made through January 31, 2026 under the $3.7 billion authorization:

	Total number of shares purchased	Average price paid per share	Amounts paid for shares purchased (in millions)
2023 Repurchases:			
Open market repurchases	5,054,798	$ 39.56	$ 200
Repurchases made under the accelerated share repurchase agreements	17,676,142	(a)	950
Total Share Repurchases during 2023	22,730,940		1,150 (b)
2024 Repurchases:			
Repurchases made under the accelerated share repurchase agreements	1,163,230	(a)	—
Open market repurchases	10,562,333	87.57	925
Total Share Repurchases during 2024	11,725,563		925 (c)
2025 Repurchases:			
Open market repurchases	9,971,620	130.58	1,302
Shares received from the exercise of the Capped Call Options	224,585	69.38	16
Total Share Repurchases during 2025	10,196,205		1,318 (d)
Repurchases made subsequent to December 31, 2025 thru January 31, 2026	656,900	151.93	100
Total Share Repurchases made under the $3.7 billion authorization	45,309,608	$ 77.08	$ 3,493

(a) Under the November 6, 2023 ASR, the Company received a total of 18,839,375 shares for an average price per share of $50.43, excluding the impact of the excise tax incurred. See discussion below for further information of the ASR agreements
(b) Excludes $10 million of excise tax accrued in 2023 which was paid in 2024
(c) Excludes $9 million of excise tax accrued in 2024 which was paid in 2025
(d) Excludes $11 million accrued for estimated excise tax for the year ended December 31, 2025

On November 6, 2023, the Company executed Accelerated Share Repurchase agreements to repurchase a total of $950 million of NRG's outstanding common stock based on volume-weighted average prices. The Company received 17,676,142 shares in the fourth quarter of 2023, which were recorded in treasury stock at fair value based on the volume-weighted average closing prices of $833 million, with the remaining $117 million recorded in additional paid in capital, representing the value of the forward contracts to purchase additional shares. During the first quarter of 2024, the Company received an additional 1,163,230 shares pursuant to the ASR agreements. Upon receipt of the final shares, the Company transferred the $117 million from additional paid-in-capital to treasury stock.

Retirement of Treasury Stock

During each of the years ended December 31, 2025, 2024 and 2023, the Company retired shares of treasury stock as detailed below. These retired shares are now included in NRG's pool of authorized but unissued shares. The Company's accounting policy upon the formal retirement of treasury stock is to deduct its par value from common stock and to reflect any excess of cost over par value as a deduction from additional paid-in capital.

	Total number of treasury shares retired	Average price per share	Carrying value of treasury shares retired (in millions)
Shares retired during the year ended December 31, 2023	157,676,142	$ 31.77	$ 5,009
Shares retired during the year ended December 31, 2024	64,225,546	$ 41.07	$ 2,638
Shares retired during the year ended December 31, 2025	7,028,345	$ 68.80	$ 483

Capped Call Options

During the second quarter of 2024, the Company entered into privately negotiated capped call transactions with certain counterparties to mitigate the impact of potential dilution of the Convertible Senior Notes. The Capped Calls had a cap price of $249.00 per share, subject to certain adjustments, and effectively locked in a conversion premium of $257 million on the remaining $232 million balance of the Convertible Senior Notes. The Capped Calls were separate transactions and not part of the terms of the Convertible Senior Notes. As these transactions met certain accounting criteria, the Capped Calls were recorded in stockholders' equity. In the second quarter of 2024, the Company recorded $253 million as a reduction to additional paid-in capital and a $4 million loss to other income, net to account for the change in the value of the Capped Calls during the calculation period which began on May 31, 2024 and concluded on June 28, 2024. In the second quarter of 2025, the expiration date of the options was extended from June 1, 2025 to July 8, 2025.

Upon the exercise and settlement of the Capped Calls on July 8, 2025, the Company paid a total amount of $292 million, inclusive of the initial conversion premium of $257 million. The Capped Calls had a strike price of $40.63 per share, subject to certain adjustments, which corresponded to the conversion price of the Convertible Senior Notes as of the Redemption Date. The Company received 4,210,920 shares of common stock, of which 3,986,335 were issued to the holders of the Convertible Senior Notes upon conversion, and the remaining 224,585 received were retired by the Company.

Preferred Stock

Series A Preferred Stock

On March 9, 2023 ("Series A Issuance Date"), the Company issued 650,000 shares of 10.25% Series A Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock. The net proceeds of $635 million, net of issuance costs, were used to partially fund the Vivint Smart Home acquisition.

The Series A Preferred Stock is not convertible into or exchangeable for any other securities or property and has limited voting rights. The Series A Preferred Stock may be redeemed, in whole or in part, on one or more occasions, at the option of the Company at any time after March 15, 2028 ("Series A First Reset Date") and in certain other circumstances prior to the Series A First Reset Date. The Series A Preferred Stock has a liquidation preference of $1,000 per share, plus accumulated but unpaid dividends.

Series A Preferred Stock Dividends

The annual dividend rate on each share of Series A Preferred Stock is 10.25% from the Series A Issuance Date to, but excluding the Series A First Reset Date. On and after the Series A First Reset Date, the dividend rate on each share of Series A Preferred Stock shall equal the five-year U.S. Treasury rate as of the most recent reset dividend determination date (subject to a floor of 1.00%), plus a spread of 5.92% per annum. Cumulative cash dividends on the Series A Preferred Stock are payable semiannually, in arrears, on each March 15 and September 15, when, as and if declared by the Board of Directors.

In March and September 2024 and 2025, the Company declared and paid semi-annual dividends of $51.25 per share on its outstanding Series A Preferred Stock, each totaling $33 million. In September 2023, the Company declared and paid a semi-annual dividend of $52.96 per share, totaling $34 million.

Note 16 — *Investments Accounted for by the Equity Method and Variable Interest Entities*

Entities that are not Consolidated

NRG accounts for the Company's significant investments using the equity method of accounting. NRG's carrying value of equity investments can be impacted by a number of elements including impairments and movements in foreign currency exchange rates.

The following table summarizes NRG's equity method investments as of December 31, 2025:

(In millions, except percentages)

Name:	Economic Interest	Investment Balance
Gladstone[a]	37.5 %	$ —
Midway-Sunset Cogeneration Company	50.0 %	16
Total equity investments in affiliates		**$ 16**

(a) For the year ended December 31, 2025, the Company recorded $39 million of impairment losses on Gladstone. Refer to Note 10, *Asset Impairments*

The following table summarizes the undistributed earnings from NRG's equity method investments as of December 31, 2025:

(In millions)	As of December 31,	
	2025	2024
Undistributed earnings	$ 9	$ 5

Other Equity Investments

Gladstone — Through a joint venture, NRG owns a 37.5% interest in Gladstone, a 1,613 MW coal-fueled power generation facility in Queensland, Australia. The power generation facility is managed by the joint venture participants and the facility is operated by NRG. Operating expenses incurred in connection with the operation of the facility are funded by each of the participants in proportion to their ownership interests. Coal is sourced from local mines in Queensland. NRG and the joint venture participants receive their respective share of revenues directly from the off takers in proportion to the ownership interests in the joint venture. Power generated by the facility is primarily sold to an adjacent aluminum smelter, with excess power sold to the Queensland Government-owned utility under long-term supply contracts.

Variable Interest Entities that are Consolidated

The Company has a controlling financial interest that has been identified as a VIE under ASC 810 in NRG Receivables, which has entered into financing transactions related to the Receivables Facility as further described in Note 12, *Long-term Debt and Finance Leases.*

The summarized financial information for the Company's consolidated VIE consisted of the following:

(In millions)	December 31, 2025	December 31, 2024
Accounts receivable, net and Other current assets	$ 2,779	$ 2,402
Current liabilities	155	155
Net assets	$ 2,624	$ 2,247

Note 17 — *Income/(Loss) Per Share*

Basic income/(loss) per common share is computed by dividing net income/(loss) less cumulative dividends attributable to preferred stock by the weighted average number of common shares outstanding. Shares issued and treasury shares repurchased during the year are weighted for the portion of the year that they were outstanding. Diluted income/(loss) per share is computed in a manner consistent with that of basic income/(loss) per share, while giving effect to all potentially dilutive common shares that were outstanding during the period when there is net income.

Dilutive effect for equity compensation and other equity instruments — The relative performance stock units and non-vested restricted stock units are not considered outstanding for purposes of computing basic income/(loss) per share. However, these instruments are included in the denominator for purposes of computing diluted income/(loss) per share under the treasury stock method for periods when there is net income. The Convertible Senior Notes were convertible, under certain circumstances, into cash or combination of cash and Company's common stock. The Company was including the potential share settlements, if any, in the denominator for purposes of computing diluted income/(loss) per share under the if converted method for periods when there was net income. The potential shares settlements were calculated as the excess of the Company's conversion obligation over the aggregate principal amount (which was settled in cash), divided by the average share price for the period. During the year ended December 31, 2025, the Company included the potential share settlements in the diluted income per share calculation for the period prior to the redemption date of July 8, 2025.

The reconciliation of NRG's basic and diluted income/(loss) per share is shown in the following table:

(In millions, except per share amounts)	Year Ended December 31,					
	2025		2024		2023	
Basic income/(loss) per share:						
Net income/(loss)	$	864	$	1,125	$	(202)
Less: Cumulative dividends attributable to Series A Preferred Stock		67		67		54
Income/(Loss) Available to Common Stockholders	$	797	$	1,058	$	(256)
Weighted average number of common shares outstanding - basic		195		206		228
Income/(Loss) per weighted average common share — basic	$	4.09	$	5.14	$	(1.12)
Diluted income/(loss) per share:						
Net income/(loss)	$	864	$	1,125	$	(202)
Less: Cumulative dividends attributable to Series A Preferred Stock		67		67		54
Income/(Loss) Available to Common Stockholders	$	797	$	1,058	$	(256)
Weighted average number of common shares outstanding - basic		195		206		228
Incremental shares attributable to the issuance of equity compensation (treasury stock method)		2		3		—
Incremental shares attributable to the potential share settlement of Convertible Senior Notes (if converted method)		2		3		—
Weighted average number of common shares outstanding - diluted		199		212		228
Income/(Loss) per weighted average common share — diluted	$	4.01	$	4.99	$	(1.12)

As of December 31, 2025 and 2024, the Company had an insignificant number of outstanding equity instruments that were anti-dilutive and were not included in the computation of the Company's diluted income per share. As of December 31, 2023, the Company had 6 million of outstanding equity instruments that were anti-dilutive and were not included in the computation of the Company's diluted loss per share.

Note 18 — *Segment Reporting*

The Company's segment structure reflects how management makes financial decisions and allocates resources. The Company manages its operations based on the combined results of the retail, wholesale and generation businesses with a geographical focus except for Vivint Smart Home operations which are reported within the Vivint Smart Home segment. Corporate represents the corporate business activities, and corporate shared services, to support the Company's operating segments. The accounting policies of the segments are the same as those applied in the consolidated financial statements as disclosed in Note 2, *Summary of Significant Accounting Policies*.

NRG's chief operating decision maker ("CODM"), its chief executive officer, uses more than one measure to evaluate the performance of its segments and allocate resources, including net income/(loss) and various non-GAAP financial measures such as adjusted earnings before interest, taxes, depreciation and amortization, or Adjusted EBITDA. Net income/(loss) and Adjusted EBITDA are used to review business performance and allocate resources as it provides a clearer view of segment profitability by focusing on operational performance. Additionally, operating expenses' impact on each operating segment results are analyzed. On a monthly basis, Adjusted EBITDA is compared against the budget, latest forecast, and prior period.

The Company had no customer that comprised more than 10% of the Company's consolidated revenues during the years ended December 31, 2025, 2024 and 2023.

Intersegment sales are accounted for at market.

(In millions)	Texas	East	West/ Other	Vivint Smart Home	Corporate	Eliminations	Total
						For the Year Ended December 31, 2025	
Revenue[a]	$11,139	$14,263	$ 3,202	$ 2,144	$ —	$ (35)	$ 30,713
Operating Expenses	9,634	13,409	3,014	1,281	134	(35)	27,437
Depreciation and amortization	374	148	32	810	42	—	1,406
Total operating cost and expenses	10,008	13,557	3,046	2,091	176	(35)	28,843
Loss on sale of assets	(18)	—	(7)	—	—	—	(25)
Operating income/(loss)	1,113	706	149	53	(176)	—	1,845
Equity in earnings of unconsolidated affiliates	—	—	11	—	—	—	11
Impairment losses on investments	—	—	(39)	—	—	—	(39)
Other income, net	(1)	4	(1)	(20)	86	—	68
Loss on debt extinguishment	—	—	—	—	(10)	—	(10)
Interest expense	—	—	—	—	(741)	—	(741)
Income/(loss) before income taxes	1,112	710	120	33	(841)	—	1,134
Income tax expense	—	—	—	—	270	—	270
Net income/(loss)	$ 1,112	$ 710	$ 120	$ 33	$ (1,111)	$ —	$ 864
Other segment information							
Equity investments in affiliates	$ —	$ —	$ 16	$ —	$ —	$ —	$ 16
Capital expenditures	976	17	9	24	121	—	1,147
Goodwill	643	721	130	3,523	—	—	5,017
Total assets	$ 9,286	$ 9,731	$ 2,724	$ 6,752	$ 20,951	$ (20,304)	$ 29,140
(a) Inter-segment sales and inter-segment net derivative gains and losses included in revenues	$ 23	$ 6	$ 6	$ —	$ —	$ —	$ 35

(In millions)	Texas	East	West/ Other	Vivint Smart Home	Corporate	Eliminations	Total
			For the Year Ended December 31, 2024				
Revenue[a]	$10,651	$11,709	$ 3,819	$ 1,991	$ —	$ (40)	$28,130
Operating Expenses	9,783	9,748	3,818	1,085	81	(40)	24,475
Depreciation and amortization	323	158	99	782	41	—	1,403
Impairment losses	7	—	29	—	—	—	36
Total operating cost and expenses	10,113	9,906	3,946	1,867	122	(40)	25,914
(Loss)/Gain on sale of assets	(4)	3	209	—	—	—	208
Operating income/(loss)	534	1,806	82	124	(122)	—	2,424
Equity in earnings of unconsolidated affiliates	—	—	20	—	—	—	20
Impairment losses on investments	—	—	(7)	—	—	—	(7)
Other income, net	—	(1)	6	(15)	54	—	44
Loss on debt extinguishment	—	—	—	—	(382)	—	(382)
Interest expense	—	—	—	—	(651)	—	(651)
Income/(loss) before income taxes	534	1,805	101	109	(1,101)	—	1,448
Income tax expense	—	—	—	—	323	—	323
Net income/(loss)	$ 534	$ 1,805	$ 101	$ 109	$ (1,424)	$ —	$ 1,125
Other segment information							
Equity investments in affiliates	$ —	$ —	$ 45	$ —	$ —	$ —	$ 45
Capital expenditures	369	3	16	23	61	—	472
Goodwill	643	721	124	3,523	—	—	5,011
Total assets	$ 6,927	$ 8,010	$ 2,073	$ 6,814	$ 15,537	$ (15,339)	$24,022
(a) Inter-segment sales and inter-segment net derivative gains and losses included in revenues	$ 22	$ —	$ 18	$ —	$ —	$ —	$ 40

(In millions)	For the Year Ended December 31, 2023 Texas	East	West/ Other	Vivint Smart Home[(a)]	Corporate	Eliminations	Total
Revenue[(b)]	$ 10,474	$ 12,549	$ 4,241	$ 1,589	$ —	$ (30)	$ 28,823
Operating Expenses	8,351	14,363	4,997	882	133	(30)	28,696
Depreciation and amortization	348	167	86	658	36	—	1,295
Impairment losses	2	4	20	—	—	—	26
Total operating cost and expenses	8,701	14,534	5,103	1,540	169	(30)	30,017
Gain on sale of assets	1,324	254	—	—	—	—	1,578
Operating income/(loss)	3,097	(1,731)	(862)	49	(169)	—	384
Equity in earnings of unconsolidated affiliates	—	—	16	—	—	—	16
Impairment losses on investments	—	—	(102)	—	—	—	(102)
Other income, net	2	(1)	1	(15)	60	—	47
Gain on debt extinguishment	—	—	—	—	109	—	109
Interest expense	—	—	—	—	(667)	—	(667)
Income/(loss) before income taxes	3,099	(1,732)	(947)	34	(667)	—	(213)
Income tax benefit	—	—	—	—	(11)	—	(11)
Net income/(loss)	$ 3,099	$ (1,732)	$ (947)	$ 34	$ (656)	$ —	$ (202)

(a) Includes results of operations following the acquisition date of March 10, 2023

(b) Inter-segment sales and inter-segment net derivative gains and losses included in revenues	$ 5	$ 9	$ 16	$ —	$ —	$ —	$ 30

Note 19 — *Income Taxes*

The income tax provision consisted of the following amounts:

(In millions, except effective income tax rate)	Year Ended December 31, 2025	2024	2023
Current			
U.S. Federal	$ (17)	$ 55	$ 26
State	49	82	84
Foreign	16	5	(12)
Total — current	48	142	98
Deferred			
U.S. Federal	221	333	50
State	11	(134)	(61)
Foreign	(10)	(18)	(98)
Total — deferred	222	181	(109)
Total income tax expense/(benefit)	$ 270	$ 323	$ (11)
Effective income tax rate	23.8 %	22.3 %	5.2 %

On July 4, 2025, the OBBB was enacted into law. The OBBB includes changes to U.S. tax law applicable to NRG beginning in 2025. The impact of the OBBB on the Company's consolidated financial statements has been reflected in its current and deferred taxes, however, there is no material impact to income tax expense for the year ended December 31, 2025.

The IRA enacted on August 16, 2022, introduced new provisions including a 15% corporate alternative minimum tax and a 1% excise tax on net share repurchases with both taxes effective beginning in fiscal year 2023 for NRG. On September 12, 2024, Treasury and the IRS released proposed regulations that provide guidance on the application of the CAMT. The proposed regulations allow the exclusion of unrealized mark-to-market gains and losses, related to qualified hedge transactions, from adjusted financial statement income. The Company will continue to evaluate the applicable corporation status and the impact of the CAMT based on the proposed guidance. As of December 31, 2025, NRG as an applicable corporation is subject to the CAMT, however, there is no impact on the Company's provision for income taxes from the CAMT as of December 31, 2025.

The following represented the domestic and foreign components of income/(loss) before income taxes:

(In millions)	Year Ended December 31,					
	2025		**2024**		**2023**	
U.S.	$	1,087	$	1,485	$	261
Foreign		47		(37)		(474)
Total	$	1,134	$	1,448	$	(213)

Reconciliations of the U.S. federal statutory tax rate to NRG's effective tax rate were as follows:

(In millions, except effective income tax rate)	Year Ended December 31,	
	2025	
	Amount	**Percent**
Tax at federal statutory income tax rate	$ 238	21.0 %
State and local income taxes, net of federal effect[a]	46	4.1 %
Nontaxable and nondeductible items:		
Stock compensation	(41)	(3.6)%
Excess executive compensation	29	2.6 %
Other	5	0.4 %
Foreign Reconciling Items:		
Other foreign jurisdictions	(6)	(0.5)%
Changes in prior year unrecognized tax benefit	(1)	(0.1)%
Income tax expense	$ 270	23.8 %
Effective income tax rate	23.8 %	

(a) State taxes in Texas and Pennsylvania make up the majority (greater than 50 percent) of the tax effect in this category

(In millions, except effective income tax rate)	Year Ended December 31,			
	2024		**2023**	
Income/(Loss) before income taxes	$	1,448	$	(213)
Tax at federal statutory tax rate		304		(45)
State taxes		92		(22)
Foreign rate differential		1		(10)
Changes in state valuation allowances		(110)		42
Nondeductible loss on Convertible Senior Notes repurchases		56		—
Permanent differences		23		31
Stock compensation		(19)		—
Recognition of uncertain tax benefits		1		12
Deferred impact of state tax rate changes		(24)		3
Foreign tax refunds		—		(17)
Return to provision adjustments		(1)		(5)
Income tax expense/(benefit)	$	323	$	(11)
Effective income tax rate		22.3 %		5.2 %

For the year ended December 31, 2025, NRG's effective income tax rate was higher than the federal statutory tax rate of 21% primarily due to the state tax expense, partially offset by favorable permanent differences.

For the year ended December 31, 2024, NRG's effective income tax rate was higher than the federal statutory tax rate of 21% primarily due to permanent differences and state tax expense partially offset by tax benefits from the revaluation of state deferred tax assets, and decrease of certain state valuation allowances.

For the year ended December 31, 2023, NRG's effective income tax rate was lower than the federal statutory tax rate of 21% primarily due to permanent differences and changes in state valuation allowances.

The temporary differences, which gave rise to the Company's deferred tax assets and liabilities consisted of the following:

(In millions)	As of December 31,	
	2025	2024
Deferred tax assets:		
U.S. Federal net operating loss carryforwards	$ 1,395	$ 1,477
State net operating loss carryforwards	326	341
Foreign net operating loss carryforwards	107	106
Deferred revenues	323	335
Difference between book and tax basis of property	101	322
Federal tax credit carryforwards	288	269
Deferred compensation, accrued vacation and other reserves	170	174
Interest disallowance carryforward per §163(j) of the Tax Act	26	77
Pension and other postretirement benefits	33	46
Allowance for credit losses	34	37
Equity compensation	44	30
Federal benefit on state uncertain tax positions	13	13
Inventory obsolescence	9	13
U.S. capital loss	1	1
Other	45	46
Total deferred tax assets	2,915	3,287
Deferred tax liabilities:		
Intangibles amortization (excluding goodwill)	338	486
Derivatives	85	193
Capitalized contract costs	345	249
Equity method investments	84	88
Goodwill	71	56
Emissions allowances	14	16
Total deferred tax liabilities	937	1,088
Total deferred tax assets less deferred tax liabilities	1,978	2,199
Valuation allowance	(150)	(144)
Total net deferred tax assets, net of valuation allowance	$ 1,828	$ 2,055

The following table summarizes NRG's net deferred tax position as presented in the consolidated balance sheets:

(In millions)	As of December 31,	
	2025	2024
Deferred tax asset	$ 1,843	$ 2,067
Deferred tax liability	(15)	(12)
Net deferred tax asset	$ 1,828	$ 2,055

The primary driver for the decrease in the net deferred tax asset from $2.1 billion as of December 31, 2024 to $1.8 billion as of December 31, 2025 is due to a decrease in the difference between the book and tax basis of property.

Deferred tax assets and valuation allowance

Net deferred tax balance — As of December 31, 2025 and 2024, NRG recorded a net deferred tax asset, excluding valuation allowance, of $2.0 billion and $2.2 billion, respectively. The Company believes certain state net operating losses may not be realizable under the more-likely-than-not measurement and as such, a valuation allowance was recorded as of December 31, 2025 as discussed below.

NOL carryforwards — As of December 31, 2025, the Company had tax-effected cumulative U.S. NOLs consisting of carryforwards for federal and state income tax purposes of $1.4 billion and $326 million, respectively. In addition, NRG has tax-effected cumulative foreign NOL carryforwards of $107 million. The majority of NRG's NOL carryforwards have no expiration date.

Valuation allowance — As of December 31, 2025, the Company's tax-effected valuation allowance was $150 million, consisting of state NOL carryforwards and foreign NOL carryforwards. The valuation allowance was recorded based on the assessment of cumulative and forecasted pre-tax book earnings and the future reversal of existing taxable temporary differences.

Taxes Receivable and Payable

As of December 31, 2025, NRG recorded a current federal receivable of $13 million, a current net state receivable of $12 million and a current net foreign payable of $5 million.

Uncertain tax benefits

NRG has identified uncertain tax benefits with after-tax value of $53 million and $57 million as of December 31, 2025 and 2024, for which NRG has recorded a non-current tax liability of $59 million and $62 million, respectively. The Company recognizes interest and penalties related to uncertain tax benefits in income tax expense. The Company recognized $1 million of interest expense for the year ended December 31, 2025, $2 million for the year ended December 31, 2024, and $1 million for the year ended December 31, 2023. As of December 31, 2025 and 2024, NRG had cumulative interest and penalties related to these uncertain tax benefits of $6 million and $5 million, respectively.

Tax jurisdictions — NRG is subject to examination by taxing authorities for income tax returns filed in the U.S. federal jurisdiction and various state and foreign jurisdictions including operations located in Australia and Canada.

The Company is no longer subject to U.S. federal income tax examinations for years prior to 2022. With few exceptions, state and Canadian income tax examinations are no longer open for years before 2015.

The following table summarizes uncertain tax benefits activity:

	As of December 31,			
(In millions)	2025		2024	
Balance as of January 1	$	57	$	73
Increase due to current year positions		2		12
Settlements, payments and statute closure		(6)		(28)
Uncertain tax benefits as of December 31	$	53	$	57

Income Taxes Paid

The following table summarizes income taxes paid, net of refunds:

	Year Ended December 31,	
(In millions)	2025	
U.S. state and local:		
Texas	$	22
New York		10
California		7
Pennsylvania		7
Other		14
	$	60
Foreign:		
Other	$	7
Total	$	67

	Year Ended December 31,			
(In millions)	2024		2023	
Income taxes paid, net of refunds	$	182	$	48

Note 20 — *Stock-Based Compensation*

The Company's stock-based compensation consists of awards granted under the NRG LTIP and following the acquisition of Vivint Smart Home in March 2023, the Vivint LTIP.

NRG Energy, Inc. Long-Term Incentive Plan

As of December 31, 2025 and 2024, a total of 25,000,000 shares of NRG common stock were authorized for issuance under the NRG LTIP. There were 6,648,805 and 7,188,824 shares of common stock remaining available for grants under the NRG LTIP as of December 31, 2025 and 2024, respectively. The NRG LTIP is subject to adjustments in the event of reorganization, recapitalization, stock split, reverse stock split, stock dividend, and a combination of shares, merger or similar change in NRG's structure or outstanding shares of common stock. As of December 31, 2025, the outstanding awards under the NRG LTIP include restricted stock units, deferred stock units and relative performance stock units.

NRG Energy, Inc. 2020 Omnibus Incentive Plan (Legacy Vivint)

Effective March 10, 2023, in connection with the Vivint Smart Home Acquisition, as discussed in Note 4, *Acquisitions and Dispositions,* NRG assumed the NRG Energy, Inc. 2020 Omnibus Incentive Plan (Legacy Vivint) (formerly known as Vivint Smart Home, Inc. Long-Term Incentive Plan) or Vivint LTIP. In addition to the rollover awards converted as part of the acquisition, the Vivint LTIP provides for issuances of time-based restricted stock units and performance-based restricted stock units. As of December 31, 2025 and 2024, 17,500,000 shares of NRG common stock were authorized for issuance under the Vivint LTIP. There were 12,893,481 and 12,557,143 shares of common stock remaining available for grants under the Vivint LTIP as of December 31, 2025 and 2024, respectively.

Restricted Stock Units

As of December 31, 2025, RSUs granted under the NRG LTIP and Vivint LTIP typically have three-year graded vesting schedules beginning on the grant date. Fair value of the RSUs granted during 2025 and 2024 is derived from the closing price of NRG common stock on the grant date. RSUs under the Vivint LTIP also include RSUs which were granted prior to the acquisition of Vivint Smart Home and were converted into awards that vest as NRG common stock ("Rollover RSUs"). These awards typically had four-year graded vesting schedules beginning on the grant date. The fair value of the Rollover RSUs is based on the fair value of NRG common stock on the acquisition date of March 10, 2023, after applying the conversion ratio as per the merger agreement. The following table summarizes the Company's non-vested RSU awards and changes during the year:

	Rollover RSUs		RSUs, excluding Rollover RSUs	
	Units	Weighted Average Grant Date Fair Value per Unit	Units	Weighted Average Grant Date Fair Value per Unit
Non-vested at December 31, 2024	1,349,743	$ 31.63	2,228,743	$ 45.19
Granted	—	—	914,595	94.37
Forfeited	(42,172)	31.63	(110,306)	70.85
Vested	(978,086)	31.63	(1,143,431)	43.04
Non-vested at December 31, 2025	329,485	31.63	1,889,601	68.70

The total fair value of RSUs vested during the years ended December 31, 2025, 2024 and 2023 was $338 million, $206 million and $86 million, respectively. The weighted average grant date fair value of RSUs granted during the years ended December 31, 2025, 2024 and 2023 was $94.37, $54.61 and $35.49, respectively.

Deferred Stock Units

DSUs represent the right of a participant to be paid one share of NRG common stock at the end of a deferral period established under the terms of the award. DSUs granted under the NRG LTIP are fully vested at the date of issuance. Fair value of the DSUs, which is based on the closing price of NRG common stock on the date of grant, is recorded as compensation expense in the period of grant.

The following table summarizes the Company's outstanding DSU awards and changes during the year:

	Units	Weighted Average Grant Date Fair Value per Unit
Outstanding at December 31, 2024	377,120	$ 33.91
Granted	17,310	155.90
Converted to Common Stock	(2,442)	155.90
Outstanding at December 31, 2025	391,988	37.56

The aggregate intrinsic values for DSUs outstanding as of December 31, 2025, 2024 and 2023 were approximately $62 million, $34 million and $23 million, respectively. The aggregate intrinsic values for DSUs converted to common stock for the years ended December 31, 2025, 2024 and 2023 were immaterial, $10 million and $3 million, respectively. The weighted average grant date fair value of DSUs granted during the years ended December 31, 2025, 2024 and 2023 was $155.90, $76.31 and $34.40, respectively.

Relative Performance Stock Units

RPSUs entitle the recipient to stock upon vesting. The quantity of shares awarded is subject to the Company's achievement of certain performance measures over the vesting period. RPSUs are restricted grants where the quantity of shares increases and decreases alongside the Company's Total Shareholder Return ("TSR"), relative to the TSR of the Company's peer group, which consists of the companies that comprise the Standard & Poor's 500 Index on the first day of the performance period. Each RPSU represents the potential to receive NRG common stock after the completion of the performance period, typically three years of service from the date of grant. The number of shares of NRG common stock to be paid (if any) as of the vesting date for each RPSU will depend on the Company's percentile rank within the Peer Group. The number of shares of common stock to be paid as of the vesting date for each RPSU is linearly interpolated for TSR performance between the following points: (i) 0% if ranked below the 25th percentile; (ii) 25% if ranked at the 25th percentile; (iii) 100% if ranked at the 55th percentile (or the 65th percentile if the Company's absolute TSR is less than negative 15%); and (iv) 200% if ranked at the 75th percentile or above.

The legacy structure of the program included a total value cap of 600%, which limited the payout to no more than 600% of the stock price on the date of grant ("Total Value Cap"). Due to a significant increase in the Company's stock price over the performance period of outstanding awards starting with the RPSU awards granted in 2023, future payouts of certain outstanding awards are expected to exceed the Total Value Cap. In that event, additional stock price appreciated and TSR outperformance would not result in any further increases in payout above the cap for those award cycles, creating potential significant misalignment between the incentive value of the awards and value creation for shareholders. As a result, NRG's Board of Directors, in October 2025, approved an amendment to remove the Total Value Cap for all outstanding RPSU awards held by active employees. The amendment was accounted for as a Type I (probable-to-probable) modification under ASC 718. RPSU awards encompassing a total of 635,780 shares were amended. As a result of the amendment, the weighted-average fair value of the amended awards increased from $232.49 per award to $332.05 per award, resulting in incremental compensation cost of $63 million, of which $38 million was recorded during the year ended December 31, 2025, with the remainder to be recognized over the remaining performance period of the amended awards.

The following table summarizes the Company's non-vested RPSU awards and changes during the year:

	Units	Weighted Average Grant-Date Fair Value per Unit
Non-vested at December 31, 2024	887,356	$ 53.20
Granted	416,728	100.52
Forfeited	(41,079)	110.37
Vested	(498,147)	55.89
Non-vested at December 31, 2025	764,858	73.59

The weighted average grant date fair value of RPSUs granted during the years ended December 31, 2025, 2024 and 2023, was $100.52, $63.11 and $40.25, respectively.

The fair value of RPSUs is estimated on the date of grant using a Monte Carlo simulation model and expensed over the service period, which equals the vesting period. Significant assumptions used in the fair value model with respect to the Company's RPSUs are summarized below:

	2025	2024	2023
Expected volatility	33.49 %	34.46 %	41.35 %
Expected term (in years)	3	3	3
Risk free rate	4.24 %	4.05 %	4.18 %

The expected volatility is calculated based on NRG's historical stock price volatility data over the period commensurate with the expected term of the RPSU, which equals the vesting period.

Supplemental Information

The following table summarizes NRG's total compensation expense recognized for the years presented, as well as total non-vested compensation costs not yet recognized and the period over which this expense is expected to be recognized as of December 31, 2025, for each of the types of awards issued under the LTIPs. Minimum tax withholdings of $92 million, $50 million, and $22 million for the years ended December 31, 2025, 2024, and 2023, respectively, are reflected as a reduction to additional paid-in capital on the Company's consolidated balance sheets.

					Non-vested Compensation Cost	
(In millions, except weighted average data)	Compensation Expense			Unrecognized Total Cost	Weighted Average Recognition Period Remaining (In years)	
	Year Ended December 31,			As of December 31,		
Award	2025	2024	2023	2025	2025	
RSUs	$ 74	$ 85	$ 96	$ 58	1.10	
DSUs	2	3	2	—	0.00	
RPSUs	58	14	5	43	0.93	
PRSUs[a]	60	43	20	37	0.67	
Total	$ 194	$ 145	$ 123	$ 138		
Tax (benefit)/detriment recognized	$ (23)	$ (14)	$ 2			

(a)   Phantom Restricted Stock Units, PRSUs, are liability-classified time-based awards that typically vest ratably over a three-year period. The amount to be paid upon vesting is based on NRG's closing stock price for the period

Note 21 — *Related Party Transactions*

NRG provides services to some of its related parties, who are accounted for as equity method investments, under operations and maintenance agreements. Fees for the services under these agreements include recovery of NRG's costs of operating the plants. Certain agreements also include fees for administrative service, a base monthly fee, profit margin and/or annual incentive bonus.

The following table summarizes NRG's material related party transactions with third-party affiliates:

	Year Ended December 31,		
(In millions)	2025	2024	2023
Revenues from Related Parties Included in Revenues			
Gladstone	$ 3	$ 4	$ 4
Ivanpah[a]	50	60	78
Midway-Sunset	5	4	2
Total	$ 58	$ 68	$ 84

(a)   Includes fees under project management agreements with each project company

Note 22 — *Commitments and Contingencies*

Commitments

NRG has entered into long-term contractual arrangements related to energy products, including power purchases, gas transportation and storage, fuel and transportation services and generation projects. These contracts are not included in the consolidated balance sheet as of December 31, 2025.

As of December 31, 2025, the Company's minimum commitments under such outstanding agreements are estimated as follows:

Period	(In millions)
2026	$ 2,795
2027	2,512
2028	1,602
2029	1,023
2030	739
Thereafter	1,517
Total[(a)]	$ 10,188

(a) The year 2026 does not include an additional $1.4 billion of short-term commitments

The Company's actual costs may be significantly higher than these estimated minimum unconditional long-term firm commitments with remaining term in excess of one year. For the years ended December 31, 2025, 2024 and 2023, the costs of fuel and purchased energy were $14.2 billion, $12.2 billion and $13.4 billion, respectively.

First Lien Structure

NRG has granted first liens to certain counterparties on a substantial portion of property and assets owned by NRG and the guarantors of its senior debt. NRG uses the first lien structure to reduce the amount of cash collateral and letters of credit that it would otherwise be required to post from time to time to support its obligations under out-of-the-money hedges. To the extent that the underlying hedge positions for a counterparty are out-of-the-money to NRG, the counterparty would have a claim under the first lien program. As of December 31, 2025, counterparties' net exposure to NRG of approximately $5 million on out-of-the-money hedges was secured by the first lien structure.

Contingencies

The Company's material legal proceedings are described below. The Company believes that it has valid defenses to these legal proceedings and intends to defend them vigorously. NRG records accruals for estimated losses from contingencies when information available indicates that a loss is probable and the amount of the loss, or range of loss, can be reasonably estimated. As applicable, the Company believes it has established an adequate accrual for the applicable legal matters, including regulatory and environmental matters as further discussed in Note 23, *Regulatory Matters*, and Note 24, *Environmental Matters*. In addition, legal costs are expensed as incurred. Management has assessed each of the following matters based on current information and made a judgment concerning its potential outcome, considering the nature of the claim, the amount and nature of damages sought, and the probability of success. Unless specified below, the Company is unable to predict the outcome of these legal proceedings or reasonably estimate the scope or amount of any associated costs and potential liabilities. As additional information becomes available, management adjusts its assessment and estimates of such contingencies accordingly. Because litigation is subject to inherent uncertainties and unfavorable rulings or developments, it is possible that the ultimate resolution of the Company's liabilities and contingencies could be at amounts that are different from its currently recorded accruals and that such difference could be material.

In addition to the legal proceedings noted below, NRG and its subsidiaries are party to other litigation or legal proceedings arising in the ordinary course of business. In management's opinion, the disposition of these ordinary course matters will not materially adversely affect NRG's consolidated financial position, results of operations, or cash flows.

Environmental Lawsuits

Sierra club et al. v. Midwest Generation LLC — In 2012, several environmental groups filed a complaint against Midwest Generation with the Illinois Pollution Control Board ("IPCB") alleging violations of environmental law resulting in groundwater contamination. In June 2019, the IPCB found in an interim order that Midwest Generation violated the law because it had improperly handled coal ash at four facilities in Illinois and caused or allowed coal ash constituents to impact groundwater. On September 9, 2019, Midwest Generation filed a Motion to Reconsider numerous issues, which the court granted in part and denied in part on February 6, 2020. In 2023, the IPCB held hearings regarding the appropriate relief. Midwest Generation has been working with the Illinois EPA to address the groundwater issues since 2010.

Consumer Lawsuits

Similar to other energy service companies ("ESCOs") and smart home companies operating in the industry, from time-to-time, the Company and/or its subsidiaries may be subject to consumer lawsuits in various jurisdictions where they sell natural gas, electricity or smart home solutions.

Variable Price Case

Mirkin v. XOOM Energy (E.D.N.Y. Aug. 2019) — XOOM Energy is a defendant in a putative class action lawsuit pending in New York, alleging that XOOM Energy breached its contractual duty to set customer variable rates based on actual and estimated supply costs. The Court denied XOOM's motion for summary judgment and granted class certification. The Second Circuit denied XOOM's request to appeal the class certification grants. XOOM prevailed in its challenge to Mirkin's expert reports. The Court granted XOOM's motion to exclude both reports on damages. As a result, Mirkin has no method to establish damages for its class. The Court is considering whether class certification is still appropriate. Recently, this matter was moved to a new judge for further handling. A trial setting has not yet been scheduled. This matter was known and accrued for at the time of the XOOM acquisition.

Telephone Consumer Protection Act ("TCPA") Cases — In the cases set forth below, referred to as the TCPA Cases, such actions involve consumers alleging violations of the Telephone Consumer Protection Act of 1991, as amended, by receiving calls, texts or voicemails without consent in violation of the federal Telemarketing Sales Rule, and/or state counterpart legislation. The underlying claims of each case are similar. The Company denies the allegations asserted by plaintiffs and intends to vigorously defend these matters. These matters were known and accrued for at the time of the Direct Energy acquisition.

There are two putative class actions pending against Direct Energy: (1) Holly Newman v. Direct Energy, LP (D. Md Sept 2021) - Direct Energy filed its Motion to Dismiss asserting the ruling in the Brittany Burk v. Direct Energy (S.D. Tex. Feb 2019) preempts the plaintiff's ability to file suit based on the same facts. The Court denied Direct Energy's motion stating the Court does not have the benefit of all of the facts that were in front of the Burk court to issue a similar ruling. On April 12, 2023, the Court granted Direct Energy's Motion to Transfer Venue, moving the case to the Southern District of Texas. The parties have settled with the plaintiff on an individual basis and the plaintiff has dismissed the matter; and (2) Matthew Dickson v. Direct Energy (N.D. Ohio Jan. 2018) - The case was stayed pending the outcome of an appeal to the Sixth Circuit based on the unconstitutionality of the TCPA during the period from 2015-2020. The Sixth Circuit found the TCPA was in effect during that period and remanded the case back to the trial court. Direct Energy refiled its motions along with supplements. On March 25, 2022, the Court granted summary judgment in favor of Direct Energy and dismissed the case. Dickson appealed and the case was sent back to the trial court. The parties conducted fact and expert discovery and Direct Energy submitted its motion for summary judgment in August 2024. On December 16, 2025, the Court granted summary judgment in favor of Direct Energy. The Court subsequently entered default judgments against the remaining two defendants. Dickson's deadline to appeal is March 4, 2026.

Sales Practice Lawsuit

A Vivint Smart Home competitor made a claim against Vivint Smart Home alleging, among other things, that Vivint Smart Home's sales representatives used deceptive sales practices. This matter was known and accrued for at the time of the Vivint Smart Home acquisition. CPI Security Systems, Inc. ("CPI") v. Vivint Smart Home, Inc. (W.D.N.C. Sept. 2020) was filed in 2020, went to trial, and in February 2023, the jury issued a verdict against Vivint Smart Home, in favor of CPI for $50 million of compensatory damages and an additional $140 million of punitive damages. Vivint Smart Home appealed. The Fourth Circuit Court of Appeals issued its opinion on July 22, 2025, upholding the trial court's judgment. Following the decision, the Company increased the accrual for this matter to the amount of the judgment plus accrued interest. On September 5, 2025, the Company paid the $190 million judgment, plus $34 million of accrued interest, for a total payment of $224 million.

Patent Infringement Lawsuit

SB IP Holdings LLC ("Skybell") v. Vivint Smart Home, Inc. — On October 23, 2023, a jury in the U.S. District Court, Eastern District of Texas, Sherman Division, issued a verdict against the Company in favor of Skybell for $45 million in damages for patent infringement. The patents that were the basis for the claims made by Skybell were ruled invalid by the U.S. International Trade Commission in November 2021. The Company did not believe the verdict was legally supported and pursued appellate remedies. During the second quarter of 2025, the parties entered into a settlement agreement and dismissed the matter and pending appeals.

Winter Storm Uri Lawsuits

The Company has been named in certain property damage and wrongful death claims that have been filed in connection with Winter Storm Uri in its capacity as a generator and a retail electric provider. Most of the lawsuits related to Winter Storm Uri are consolidated into a single multi-district litigation matter in Harris County District Court. NRG's retail electric providers have since been dismissed from the multi-district litigation. As a power generator, the Company is named in various cases with claims ranging from: wrongful death; personal injury only; property damage and personal injury; property damage only; and subrogation. The First Court of Appeals conditionally granted the generators' mandamus relief, ordering the trial court to grant the generator defendants' Motion to Dismiss. The plaintiffs challenged the ruling and the matters are stayed pending appeals by the various parties. The generators have filed their responses to the plaintiffs' appeal. The plaintiffs' reply briefing is due in February 2026. The Company intends to vigorously defend these matters.

Note 23 — *Regulatory Matters*

Environmental regulatory matters are discussed within Note 24, *Environmental Matters*.

NRG operates in a highly regulated industry and is subject to regulation by various federal, state and provincial agencies. As such, NRG is affected by regulatory developments at the federal, state and provincial levels and in the regions in which NRG operates. In addition, NRG is subject to the market rules, procedures, and protocols of the various ISO and RTO markets in which NRG participates. These power markets are subject to ongoing legislative and regulatory changes that may impact NRG's wholesale and retail operations.

In addition to the regulatory proceedings noted below, NRG and its subsidiaries are parties to other regulatory proceedings arising in the ordinary course of business or have other regulatory exposure. In management's opinion, the disposition of these ordinary course matters will not materially adversely affect NRG's consolidated financial position, results of operations, or cash flows.

FTC Investigation — In 2019, Vivint Smart Home received a civil investigative demand from the staff of the FTC concerning potential violations of the Fair Credit Reporting Act and the "Red Flags Rule" thereunder, and the FTC Act. In April 2021, Vivint Smart Home entered into a settlement with the FTC that resolved this investigation. As part of this settlement, Vivint Smart Home paid $20 million and agreed to implement various additional compliance related measures ("Stipulated Order"). The Company is engaged in ongoing discussions with the staff of the FTC regarding the Company's compliance with the terms of the Stipulated Order. Under the terms of the Stipulated Order, Vivint Smart Home is required to undertake biennial assessments by an independent third-party assessor (the "Assessor"), which reviews Vivint Smart Home's compliance program and provides a report on Vivint Smart Home's ongoing compliance with the Stipulated Order. Since its inception through November 2025, Vivint Smart Home has completed its initial assessment and its first and second biennial assessments as required by the Stipulated Order. In addition, Vivint Smart Home has voluntarily completed eleven quarterly assessments, for a total of fourteen assessments overall. Across all assessments, the Assessor reported no material findings of non-compliance and concluded that Vivint Smart Home's Compliance Program remains substantially effective and comprehensive.

NYSPSC – Order to Show Cause — The NYSPSC issued an order referred to as the Retail Reset Order in December 2019 that limited the offers of ESCOs for electric and natural gas to three compliant products: guaranteed savings from the utility default rate, a fixed rate commodity product that is priced at no more than 5% greater than the trailing 12-month average utility supply rate or New York-sourced renewable energy that is at least 50% greater than the prevailing New York Renewable Energy Standard for load serving entities. Subsequently, the NYSPSC issued an order referred to as the Clarification Order on September 18, 2020 stating the Retail Reset Order applies only to prospective customer contracts. NRG took action to comply with the order when it became effective April 16, 2021. On January 8, 2024, the NYSPSC notified eight of NRG's retail energy suppliers (serving both electricity and natural gas) of alleged non-compliance with New York regulatory requirements. NRG responded to the notices in February 2024 and on September 23, 2025, the NYSPSC issued a follow-up order further alleging separately that the NRG retail supplier responsible for selling natural gas to commercial and industrial customers had been improperly serving residential customers. The follow-up order directed NRG to show cause why consequences, ranging from sales monitoring, fines, refunds, debarment and/or eligibility revocation, should not be imposed for failure to comply with the Retail Reset Order and other Commission directives. The Company believes it has complied with the law and applicable orders and does not agree with the NYSPSC's assertions.

Note 24 — *Environmental Matters*

NRG is subject to numerous environmental laws in the development, construction, ownership and operation of power plants. These laws generally require that governmental permits and approvals be obtained before construction and maintained during operation of power plants. In general, the electric generation industry has faced increasingly stringent requirements regarding air quality, GHG emissions, combustion byproducts, water use and discharge, and threatened and endangered species including several rules promulgated in 2024. Future laws may require the addition of emissions controls or other environmental controls or to impose additional restrictions on the operations of the Company's facilities, which could have a material effect on the Company's consolidated financial position, results of operations, or cash flows. At the federal level, the President has issued several Executive Orders that indicate that the current administration intends to relax or rescind some previously promulgated regulations. The EPA has proposed several and finalized some rules that relax and/or rescind regulations previously promulgated. The Company has elected to use a $1 million disclosure threshold, as permitted, for environmental proceedings to which the government is a party.

Air

CPP/ACE Rules — The attention in recent years on GHG emissions has resulted in federal and state regulations. In 2019, the EPA promulgated the ACE rule, which rescinded the CPP, which had sought to broadly regulate CO_2 emissions from the power sector. On January 19, 2021, the D.C. Circuit vacated the ACE rule (but on February 22, 2021, at the EPA's request, stayed the issuance of the portion of the mandate that would vacate the repeal of the CPP). On June 30, 2022, the U.S. Supreme Court held that the "generation shifting" approach in the CPP exceeded the powers granted to the EPA by Congress. On May 9, 2024, the EPA promulgated a rule that repealed the ACE rule and significantly revised the manner in which new combustion-turbine and existing steam EGU's GHG emissions would be regulated including capturing and storing/sequestering CO_2 in some instances. This rule has been challenged by numerous parties in the D.C. Circuit including 27 states with 22 states intervening in support of the rule. The D.C. Circuit held oral arguments related to this rule in December 2024. In February 2025, the court granted a motion the DOJ filed asking the court to hold proceedings in abeyance while the EPA evaluates the rule. On June 17, 2025, the EPA proposed to repeal all GHG emission standards for fossil fuel-fired power plants under Section 111 of the CAA. The EPA is proposing to conclude that GHG emissions from domestic fossil fuel-fired EGUs do not contribute to dangerous air pollution at a level sufficient to invoke the EPA's authority under CAA Section 111. In addition to its primary proposal to repeal all GHG emission standards for the power sector promulgated in both 2015 and 2024, the EPA has included an alternative proposal to repeal only specific portions. The Company believes that the EPA may amend such regulations in the next few months.

CSAPR — On March 15, 2023, the EPA signed and released a prepublication version of a FIP after earlier having disapproved numerous state plans to address the issue. Several states, including Texas, challenged the EPA's disapproval of their state plans. On May 1, 2023, the U.S. Court of Appeals for the Fifth Circuit stayed the EPA's disapproval of Texas's and Louisiana's state plans, which disapprovals are a condition precedent to the EPA imposing its plan on Texas and Louisiana. On March 25, 2025, the Fifth Circuit upheld the EPA's disapproval of Texas's and Louisiana's state plans but did not address the FIP. On May 9, 2025, Texas and other parties petitioned the Fifth Circuit for a rehearing with the whole court. On June 5, 2023, the EPA promulgated the FIP. On June 27, 2024, the U.S. Supreme Court stayed the FIP in the 11 states where the rule had not already been stayed. On April 14, 2025, the D.C. Circuit granted the EPA's request to hold the legal challenges in abeyance while the EPA revisits the rule. On January 30, 2026, the EPA proposed a Phase 1 reconsideration rule covering Alabama, Arizona, Iowa, Kansas, Kentucky, Minnesota, Mississippi, Nevada, New Mexico and Tennessee. The EPA intends to address additional states in a separate action. The Company cannot predict the outcome of the legal challenges to the various state disapprovals and the final rule promulgated on June 5, 2023.

Regional Haze — In May 2023, the EPA proposed to withdraw the existing Texas Sulfur Dioxide Trading Program and replace it with unit-specific SO_2 limits for 12 units in Texas to address requirements to improve visibility at National Parks and Wilderness areas. The Company does not expect this proposal to be finalized during the current U.S. presidential administration. On December 5, 2025, the EPA approved Texas's plans to address the Regional Haze rule.

MATS — On May 7, 2024, the EPA promulgated a final rule that amends the MATS rule by, among other things, increasing the stringency of the filterable particulate matter standard at coal-burning units. The deadline for complying with this more stringent standard had been 2027. On April 8, 2025, the President signed a Proclamation that creates a 2-year exemption for compliance beginning on July 8, 2027 and ending on July 8, 2029 for certain coal units including those owned by the Company. Twenty-three states have challenged this rule in the D.C. Circuit. On June 17, 2025, the EPA proposed to repeal the majority of the 2024 final rule amending the MATS rule. The outcome of this rulemaking is uncertain.

Water

ELG — In 2015, the EPA revised the ELG for Steam Electric Generating Facilities, which imposed more stringent requirements (as individual permits were renewed) for wastewater streams from FGD, fly ash, bottom ash and flue gas mercury control. On October 13, 2020, the EPA amended the 2015 ELG rule by: (i) altering the stringency of certain limits for FGD wastewater; (ii) relaxing the zero-discharge requirement for bottom ash transport water; and (iii) changing several deadlines. In 2021, NRG informed its regulators that the Company intends to comply with the ELG by ceasing combustion of coal by the end of 2028 at its domestic coal units outside of Texas, and installing appropriate controls by the end of 2025 at its two plants that have coal-fired units in Texas. On May 9, 2024, the EPA promulgated a rule that again revises the ELG by, among other things, further restricting the discharge of (i) FGD wastewater, (ii) bottom ash transport water, and (iii) combustion residual leachate.

The rule was challenged in numerous courts, but the cases were consolidated in the U.S. Court of Appeals for the Eighth Circuit. The outcome of the legal challenges is uncertain. On February 19, 2025, the DOJ filed a motion asking the court to hold proceedings in abeyance while the U.S. presidential administration evaluates the rule, which the court granted. On December 31, 2025, the EPA promulgated a rule that extends several deadlines and provides greater flexibility regarding decisions to invest in more stringent controls.

Byproducts

In 2015, the EPA finalized the rule regulating byproducts of coal combustion (e.g., ash and gypsum) as solid wastes under the RCRA. On August 21, 2018, the D.C. Circuit found, among other things, that the EPA had not adequately regulated unlined ponds and legacy surface impoundments. On August 28, 2020, the EPA finalized "A Holistic Approach to Closure Part A: Deadline to Initiate Closure," which amended the April 2015 Rule to address the August 2018 D.C. Circuit decision and extend some of the deadlines. On November 12, 2020, the EPA finalized "A Holistic Approach to Closure Part B: Alternative Demonstration for Unlined Surface Impoundments," which further amended the April 2015 Rule to, among other things, provide procedures for requesting approval to operate existing ash impoundments with an alternate liner. On May 8, 2024, the EPA promulgated a rule that establishes requirements for: (i) inactive (or legacy) surface impoundments at inactive facilities and (ii) CCR management units (regardless of how or when the CCR was placed) at regulated facilities. The rule also creates an obligation to conduct site assessments (at all active and certain inactive facilities) to determine whether CCR management units are present. On February 10, 2026, the EPA promulgated a rule extending certain deadlines in the 2024 rule. The rule has been challenged in the D.C. Circuit and the outcome of the legal challenges is uncertain.

Note 25 — *Cash Flow Information*

Detail of supplemental disclosures of cash flow and non-cash investing and financing information was:

(In millions)	Year Ended December 31,		
	2025	2024	2023
Interest paid, net of amount capitalized	$ 572	$ 626	$ 548
Non-cash investing and financing activities:			
Decreases to fixed assets for accrued capital expenditures	(66)	(76)	—
Excise tax accrued on share repurchases	11	9	10

Note 26 — *Guarantees*

NRG and its subsidiaries enter into various contracts that include indemnification and guarantee provisions as a routine part of the Company's business activities. Examples of these contracts include asset purchases and sale agreements, commodity sale and purchase agreements, retail contracts, joint venture agreements, EPC agreements, operation and maintenance agreements, service agreements, settlement agreements, and other types of contractual agreements with vendors and other third parties, as well as affiliates. These contracts generally indemnify the counterparty for tax, environmental liability, litigation and other matters, as well as breaches of representations, warranties and covenants set forth in these agreements. The Company is obligated with respect to customer deposits associated with the Company's retail operations. In some cases, NRG's maximum potential liability cannot be estimated, since the underlying agreements contain no limits on potential liability.

The following table summarizes the maximum potential exposures that can be estimated for NRG's guarantees, indemnities, and other contingent liabilities by maturity:

(In millions)	By Remaining Maturity at December 31,					
	2025					
Guarantees	Under 1 Year	1-3 Years	3-5 Years	Over 5 Years	Total	2024 Total
Letters of credit and surety bonds	$ 4,127	$ 135	$ 1	$ —	$ 4,263	$ 4,188
Asset sales guarantee obligations	11	19	16	48	94	102
Other guarantees	—	—	—	22	22	27
Total guarantees	$ 4,138	$ 154	$ 17	$ 70	$ 4,379	$ 4,317

Letters of credit and surety bonds — As of December 31, 2025, NRG and its consolidated subsidiaries were contingently obligated for a total of $4.3 billion under letters of credit and surety bonds. Most of these letters of credit and surety bonds are issued in support of the Company's obligations to perform under commodity agreements and obligations associated with future closure and maintenance of ash sites, as well as for financing or other arrangements. A majority of these letters of credit and surety bonds expire within one year of issuance, and it is typical for the Company to renew them on similar terms.

The material indemnities, within the scope of ASC 460, are as follows:

Asset sales — The purchase and sale agreements which govern NRG's asset or share investments and divestitures customarily contain guarantees and indemnifications of the transaction to third parties. The contracts indemnify the parties for liabilities incurred as a result of a breach of a representation or warranty by the indemnifying party, changes in tax laws or for pre-existing environmental matters. These obligations generally have a discrete term and are intended to protect the parties against risks that are difficult to predict or estimate at the time of the transaction. In several cases, the contract limits the liability of the indemnifier. NRG has no reason to believe that the Company currently has any material liability relating to such routine indemnification obligations included in the table above, except for the California property tax indemnity for estimated increases in California property taxes of certain solar properties that the Company agreed to indemnify, as part of the agreement to sell NRG Yield and the Renewables Platform. The California property tax indemnity is estimated to be $94 million as of December 31, 2025 and is included in the above table under asset sales guarantee obligations.

Other guarantees — NRG has issued other guarantees of obligations including payments under certain agreements with respect to certain of its unconsolidated subsidiaries, payment or performance by fuel providers and payment or reimbursement of credit support and deposits. The Company does not believe that it will be required to perform under these guarantees.

Other indemnities — Other indemnifications NRG has provided cover operational, tax, litigation and breaches of representations, warranties and covenants. NRG has also indemnified, on a routine basis in the ordinary course of business, consultants or other vendors who have provided services to the Company. NRG's maximum potential exposure under these indemnifications can range from a specified dollar amount to an indeterminate amount, depending on the nature of the transaction. Total maximum potential exposure under these indemnifications is not estimable due to uncertainty as to whether claims will be made or how they will be resolved. NRG does not have any reason to believe that the Company will be required to make any material payments under these indemnity provisions.

Because many of the guarantees and indemnities NRG issues to third parties and affiliates do not limit the amount or duration of its obligations to perform under them, there exists a risk that the Company may have obligations in excess of the amounts described above. For those guarantees and indemnities that do not limit the Company's liability exposure, it may not be able to estimate what the Company's liability would be, until a claim is made for payment or performance, due to the contingent nature of these contracts.

Note 27 — *Jointly Owned Plant*

NRG owns an undivided interest in Cedar Bayou. Cedar Bayou is maintained and operated pursuant to its joint ownership participation and operating agreement. NRG is responsible for its subsidiary's share of operating costs and direct expenses and includes its proportionate share of the facility and related revenues and direct expenses in the jointly-owned plant in the corresponding balance sheet and income statement captions of the Company's consolidated financial statements.

The following table summarizes NRG's proportionate ownership interest in the Company's jointly-owned facility:

(In millions unless otherwise stated)

As of December 31, 2025	Ownership Interest	Property, Plant & Equipment	Accumulated Depreciation	Construction in Progress
Cedar Bayou Unit 4, Baytown, TX	50.00 %	$ 224	$ (136)	$ 8

Note 28 — *Balance Sheet Components*

The components of accrued expenses and other current liabilities are as follows:

(In millions)	Year Ended December 31,	
	2025	2024
Accrued RECs	$ 495	$ 477
Accrued compensation and employee benefits	561	514
Other	808	1,040
Total accrued expenses and other current liabilities	1,864	2,031

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2025, 2024 and 2023

(In millions)	Balance at Beginning of Period		Charged to Costs and Expenses		Charged to Other Accounts		Deductions		Balance at End of Period	
Allowance for credit losses, deducted from accounts receivable and other non-current assets										
Year Ended December 31, 2025	$	152	$	272	$	19	$	(297) [a]	$	146
Year Ended December 31, 2024		145	$	314	$	18	$	(325) [a]		152
Year Ended December 31, 2023		133		251		35		(274) [a]		145
Income tax valuation allowance, deducted from deferred tax assets										
Year Ended December 31, 2025	$	144	$	—	$	6	$	—	$	150
Year Ended December 31, 2024		275	$	(131)	$	—	$	—		144
Year Ended December 31, 2023		224		42		9		—		275

(a) Represents principally net amounts charged as uncollectible

Number	Description	Method of Filing
2.1	Third Amended Joint Plan of Reorganization of GenOn Energy, Inc. and its Debtor Affiliates.	Incorporated herein by reference to Exhibit 2.1 to the Registrant's current report on Form 8-K filed on December 18, 2017.
2.2†^	Purchase and Sale Agreement, dated as of February 6, 2018, by and among NRG Energy, Inc. and NRG Repowering Holdings LLC, and GIP III Zephyr Acquisition Partners, L.P.	Incorporated herein by reference to Exhibit 2.9 to the Registrant's annual report on Form 10-K filed on March 1, 2018.
2.3^	Purchase and Sale Agreement, dated as of February 6, 2018, by and between NRG Energy, Inc., NRG South Central Generating LLC, and Cleco Energy LLC.	Incorporated herein by reference to Exhibit 2.10 to the Registrant's annual report on Form 10-K filed on March 1, 2018.
2.4‡	Purchase and Sale Agreement dated as of February 28, 2021 by and between NRG Energy, Inc., and Generation Bridge Acquisition, LLC, as a Purchaser	Incorporated herein by reference to Exhibit 2.1 to the Registrant's quarterly report on Form 10-Q filed on May 6, 2021.
2.5^	Agreement and Plan of Merger dated as of December 6, 2022, by and among the Company, Merger Sub and Vivint.	Incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed on December 6, 2022.
2.6	Equity Purchase Agreement, dated May 31, 2023 by and among Constellation Energy Generation, LLC, as Buyer and Texas Genco GP, LLC, Texas Genco LP, LLC, together, Seller.	Incorporated herein by reference to Exhibit 2.1 to the Registrant's current report on Form 8-K filed on June 1, 2023.
2.7	Amendment No.1 to Equity Purchase Agreement dated September 29, 2023 by and among Constellation Energy Generation, LLC. as Buyer and Texas Genco GP, LLC, together, Seller	Incorporated herein by reference to Exhibit 2.7 to the Registrant's annual report on Form 10-K filed on February 28, 2024.
2.8	Amendment No. 2 to Equity Purchase Agreement dated November 1, 2023 by and among Constellation Energy Generation, LLC. as Buyer and Texas Genco GP, LLC, together, Seller	Incorporated herein by reference to Exhibit 2.8 to the Registrant's annual report on Form 10-K filed on February 28, 2024.
2.9	Amendment No. 3 to Equity Purchase Agreement dated November 1, 2023 by and among Constellation Energy Generation, LLC. as Buyer and Texas Genco GP, LLC, together, Seller	Incorporated herein by reference to Exhibit 2.9 to the Registrant's annual report on Form 10-K filed on February 28, 2024.
2.10	Purchase and Sale Agreement, dated May 12, 2025, by and among NRG Energy, Inc., the Buyer Entities (as defined therein), Lightning Power Holdings, LLC, Thunder Generation, LLC, CCS Power Holdings, LLC, and Linebacker Power Development Funding, LLC**	Incorporated herein by reference to Exhibit 2.1 to the Registrant's current report on Form 8-K filed on May 16, 2025.
3.1	Amended and Restated Certificate of Incorporation, dated May 1, 2025	Incorporated herein by reference to Exhibit 3.1 to the Registrant's current report on Form 8-K filed on May 12, 2025.
3.2	Sixth Amended and Restated By-Laws.	Incorporated herein by reference to Exhibit 3.2 to the Registrant's current report on Form 8-K filed on December 2, 2022.
3.3	Series A Preferred Stock Certificate of Designation filed with the Secretary of the State of Delaware on March 9, 2023.	Incorporated herein by reference to Exhibit 3.1 to the Registrant's current report on Form 8-K filed on March 10, 2023.
4.1	Specimen of Certificate representing common stock of NRG Energy, Inc.	Incorporated herein by reference to Exhibit 4.3 to the Registrant's quarterly report on Form 10-Q filed on August 4, 2006.
4.2	Base Indenture, dated May 23, 2016, between NRG Energy, Inc. and Delaware Trust Company (as successor in interest to Law Debenture Trust Company of New York), as trustee.	Incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on May 23, 2016.
4.3	Fourth Supplemental Indenture, dated December 7, 2017, among NRG Energy, Inc., the guarantors named therein and Delaware Trust Company, as trustee, containing Form of 5.750% Senior Notes due 2028.	Incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K, filed on December 8, 2017.
4.4	Fifth Supplemental Indenture, dated May 14, 2019, among NRG Energy, Inc., the guarantors named therein and Delaware Trust Company, as trustee, containing Form of 5.250% Senior Notes due 2029.	Incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on May 16, 2019.

4.5	Base Indenture, dated December 2, 2020, between NRG Energy, Inc. and Deutsche Bank Trust Company Americas, as trustee.	Incorporated herein by reference to Exhibit 4.5 to the Registrant's Current Report on Form 8-K, filed on December 4, 2020.
4.6	Supplemental Indenture, dated December 2, 2020, among NRG Energy, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee, containing Form of 3.375% Senior Notes due 2029 and Form of 3.625% Senior Notes due 2031.	Incorporated herein by reference to Exhibit 4.6 to the Registrant's Current Report on Form 8-K, filed on December 4, 2020.
4.7	Second Supplemental Indenture, dated August 23, 2021, among NRG Energy, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee, containing Form of 3.875% Senior Notes due 2032.	Incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K, filed on August 23, 2021.
4.8	Base Indenture, dated October 30, 2024, between NRG Energy, Inc. and Deutsche Bank Trust Company Americas, as trustee.	Incorporated herein by reference to Exhibit 4.1 to the Registrant's current report on Form 8-K filed on November 1, 2024.
4.9	Supplemental Indenture, dated October 30, 2024, among NRG Energy, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee, containing Form 5.75% Senior Notes due 2029, Form of 6.00% Senior Notes due 2033 and Form of 6.25% Senior Notes due 2034.	Incorporated herein by reference to Exhibit 4.2 to the Registrant's current report on Form 8-K filed on November 1, 2024.
4.10	Base Indenture, dated October 8, 2025, between NRG Energy, Inc. and Deutsche Bank Trust Company Americas, as trustee.	Incorporated herein by reference to Exhibit 4.5 to the Registrant's current report on Form 8-K filed on October 8, 2025.
4.11	Supplemental Indenture, dated October 8, 2025, among NRG Energy, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee, containing Form of 5.750% Senior Notes due 2034 and Form of 6.000% Senior Notes due 2036.	Incorporated herein by reference to Exhibit 4.6 to the Registrant's current report on Form 8-K filed on October 8, 2025.
4.12	Base Indenture, dated May 28, 2019, between NRG Energy, Inc. and Delaware Trust Company, as trustee	Incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on May 30, 2019.
4.13	Supplemental Indenture, dated May 28, 2019, among NRG Energy, Inc., the guarantors named therein and Delaware Trust Company, as trustee, containing Form of 3.750% Senior Secured First Lien Notes due 2024 and Form of 4.450% Senior Secured First Lien Notes due 2029	Incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on May 30, 2019.
4.14	Base Indenture, dated December 2, 2020, between NRG Energy, Inc. and Deutsche Bank Trust Company Americas, as trustee.	Incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on December 4, 2020.
4.15	Supplemental Indenture, dated December 2, 2020, among NRG Energy, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee, containing Form of 2.000% Senior Secured First Lien Notes due 2025 and Form of 2.450% Senior Secured First Lien Notes due 2027	Incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K, filed on December 4, 2020.
4.16	Supplemental Indenture, dated March 9, 2023, among NRG Energy, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee, containing Form of 7.000% Senior Secured First Lien Notes due 2033	Incorporated herein by reference to Exhibit 4.2 to the Registrant's current report on Form 8-K filed on March 10, 2023.
4.17	Base Indenture, dated August 29, 2023, between NRG Energy, Inc. and Deutsche Bank Trust Company Americas, as trustee, pertaining to the Alexander Funding Trust II Pre-Capitalized Trust Securities.	Incorporated herein by reference to Exhibit 4.4 to the Registrant's current report on Form 8-K filed on August 29, 2023.
4.18	Supplemental Indenture, dated August 29, 2023, among NRG Energy, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee, containing Form of 7.467% Senior Secured First Lien Notes due 2028.	Incorporated herein by reference to Exhibit 4.5 to the Registrant's current report on Form 8-K filed on August 29, 2023.
4.19	Base Indenture, dated October 8, 2025, between NRG Energy, Inc. and Deutsche Bank Trust Company Americas, as trustee.	Incorporated herein by reference to Exhibit 4.1 to the Registrant's current report on Form 8-K filed on October 8, 2025.
4.20	Supplemental Indenture, dated October 8, 2025, among NRG Energy, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas, as trustee, containing Form of 4.734% Senior Secured First Lien Notes due 2030 and Form 5.407% Senior Secured First Lien Notes due 2035.	Incorporated herein by reference to Exhibit 4.2 to the Registrant's current report on Form 8-K filed on October 8, 2025.

4.21	Indenture, dated August 16, 2024, by and among Lighting Power, LLC, each of the subsidiary guarantors from time to time party thereto and U.S. Bank Trust Company, National Association, in its capacities as trustee and collateral trustee, containing Form of 7.250% Senior Secured Notes due 2032.	Incorporated herein by reference to Exhibit 4.2 to the Registrant's current report on Form 8-K filed on January 30, 2026.
4.22	Registration Rights Agreement, dated January 30, 2026, by and among NRG Energy, Inc., Lighting Power Holdings, LLC, Thunder Generation, LLC and CCS Power Holdings, LLC.	Incorporated herein by reference to Exhibit 4.1 to the Registrant's current report on Form 8-K filed on January 30, 2026.
4.23	Description of NRG Energy, Inc. securities registered pursuant to section 12 of the Securities Exchange Act of 1934	Filed herewith
9.1	Amended and Restated Voting Trust Agreement, dated January 30, 2026, by and among Lightning Power Holdings, LLC, Thunder Generation, LLC, CCS Power Holdings, LLC, and Wilmington Savings Fund Society, FSB	Filed herewith
10.1*	The NRG Energy, Inc. Amended and Restated Long-Term Incentive Plan	Incorporated herein by reference to Exhibit 10.3 to the Registrant's quarterly report on Form 10-Q filed on August 8, 2024.
10.2*	Form of NRG Energy, Inc. Long-Term Incentive Plan Restricted Stock Unit Agreement.	Incorporated herein by reference to Exhibit 10.24 to the Registrant's annual report on Form 10-K filed on February 28, 2024.
10.3*	Form of NRG Energy, Inc. Long-Term Incentive Plan Restricted Stock Unit Agreement.	Filed herewith
10.4*	Form of NRG Energy, Inc. Long-Term Incentive Plan Deferred Stock Unit Agreement for Directors.	Incorporated herein by reference to Exhibit 10.15 to the Registrant's annual report on Form 10-K filed on March 30, 2005.
10.5*	Form of NRG Energy, Inc. Long-Term Incentive Plan Relative Performance Stock Unit Agreement for Senior Vice Presidents.	Incorporated herein by reference to Exhibit 10.23 to the Registrant's annual report on Form 10-K filed on February 28, 2024.
10.6*	Form of NRG Energy, Inc. Long-Term Incentive Plan Relative Performance Stock Unit Agreement for Senior and Executive Vice Presidents.	Filed herewith
10.7*	Restricted Stock Unit Agreement, dated December 15, 2023, between NRG Energy, Inc. and Lawrence S. Coben	Incorporated herein by reference to Exhibit 10.25 to the Registrant's annual report on Form 10-K filed on February 28, 2024.
10.8*	Relative Performance Stock Unit Agreement, dated August 1, 2024, between NRG Energy, Inc. and Lawrence S. Coben	Incorporated herein by reference to Exhibit 10.10 to the Registrant's annual report on Form 10-K filed on February 26, 2025.
10.9*	Form of NRG Energy, Inc. Long-Term Incentive Plan Restricted Stock Unit Agreement for Chief Executive Officer	Incorporated herein by reference to Exhibit 10.11 to the Registrant's annual report on Form 10-K filed on February 26, 2025.
10.10*	Form of NRG Energy, Inc. Long-Term Incentive Plan Restricted Stock Unit Agreement for Chief Executive Officer	Filed herewith
10.11*	Form of NRG Energy, Inc. Long-Term Incentive Plan Relative Performance Stock Unit Agreement for Chief Executive Officer	Incorporated herein by reference to Exhibit 10.12 to the Registrant's annual report on Form 10-K filed on February 26, 2025.
10.12*	Form of NRG Energy, Inc. Long-Term Incentive Plan Relative Performance Stock Unit Agreement for Chief Executive Officer	Filed herewith
10.13*	NRG Energy, Inc., 2020 Omnibus Incentive Plan (Legacy Vivint) (formerly known as the Vivint Smart Home, Inc. Long-Term Incentive Plan)	Incorporated herein by reference to Exhibit 4.4 to Vivint Smart Home's Post-Effective Amendment on Form S-8 to Registration Statement on Form S-4 filed with the Securities and Exchange Commission on March 24, 2020
10.14*	Amendment to NRG Energy, Inc. 2020 Omnibus Incentive Plan (Legacy Vivint)	Incorporated herein by reference to Exhibit 10.1 to the Registrant's quarterly report on Form 10-Q filed on August 8, 2023.
10.15*	Second Amendment to NRG Energy, Inc. 2020 Omnibus Incentive Plan (Legacy Vivint)	Incorporated herein by reference to Exhibit 10.15 to the Registrant's annual report on Form 10-K filed on February 26, 2025.

10.16*	Form of NRG Energy Inc., 2020 Omnibus Incentive Plan (Legacy Vivint) Restricted Stock Unit Agreement and Notice of Grant	Incorporated herein by reference to Exhibit 10.3 to the Registrant's quarterly report on Form 10-Q filed on May 4, 2023.
10.17*	Form of NRG Energy Inc., 2020 Omnibus Incentive Plan (Legacy Vivint) Restricted Stock Unit Agreement and Notice of Grant	Incorporated herein by reference to Exhibit 10.30 to the Registrant's annual report on Form 10-K filed on February 28, 2024.
10.18*	Form of NRG Energy Inc., 2020 Omnibus Incentive Plan (Legacy Vivint) Restricted Stock Unit Agreement and Notice of Grant	Filed herewith
10.19*	Form of NRG Energy Inc., 2020 Omnibus Incentive Plan (Legacy Vivint) Restricted Stock Unit Agreement and Notice of Grant	Filed herewith
10.20*	Form of NRG Energy Inc., 2020 Omnibus Incentive Plan (Legacy Vivint) Relative Performance Stock Unit Agreement and Notice of Grant	Incorporated herein by reference to Exhibit 10.2 to the Registrant's quarterly report on Form 10-Q filed on May 4, 2023.
10.21*	Form of NRG Energy Inc., 2020 Omnibus Incentive Plan (Legacy Vivint) Relative Performance Stock Unit Agreement and Notice of Grant	Incorporated herein by reference to Exhibit 10.29 to the Registrant's annual report on Form 10-K filed on February 28, 2024.
10.22*	Form of NRG Energy Inc., 2020 Omnibus Incentive Plan (Legacy Vivint) Relative Performance Stock Unit Agreement and Notice of Grant	Filed herewith
10.23*	Form of NRG Energy Inc., 2020 Omnibus Incentive Plan (Legacy Vivint) Relative Performance Stock Unit Agreement and Notice of Grant	Filed herewith
10.24*	Amendment to Relative Performance Stock Unit Agreements, dated October 16, 2025	Filed herewith
10.25*	Second Amended and Restated Annual Incentive Plan for Designated Corporate Officers.	Incorporated herein by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K filed on May 7, 2015.
10.26*	NRG Energy, Inc. Amended and Restated Executive Change-in-Control and General Severance Plan for Tier IA and Tier IIA Executives (Amended and Restated Effective January 1, 2024).	Incorporated herein by reference to Exhibit 10.10 to the Registrant's annual report on Form 10-K filed on February 28, 2024.
10.27*	Amended and Restated Employee Stock Purchase Plan	Incorporated herein by reference to Exhibit 10.4 to the Registrant's current report on Form 8-K filed on August 6, 2025.
10.28*	Employment Agreement, dated August 1, 2024 by and between NRG Energy, Inc. and Lawrence S. Coben	Incorporated herein by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K filed on August 1, 2024.
10.29	Fifteen Amendment to Second Amended and Restated Credit Agreement, dated July 22, 2025, by and among NRG Energy, Inc., Citicorp North America, Inc., as administrative agent and as collateral agent, and certain financial institutions, as lenders**.	Incorporated herein by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K filed on July 25, 2025.
10.30	Amendment No. 1 to Credit Agreement, dated February 18, 2025, by and among Lightning Power, LLC, the subsidiary guarantors party thereto, each of the lenders party thereto and Morgan Stanley Senior Funding, Inc. as administrative agent, collateral agent and replacement lender, and included as Exhibit A thereto a clean, conformed copy of Lightning Credit Agreement.**	Incorporated herein by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K filed on January 30, 2026.
10.31	Receivables Sale Agreement, dated as of September 22, 2020, among the Originators from time to time parties thereto, NRG Retail LLC, as Servicer, and NRG Receivables LLC.	Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 22, 2020.
10.32	Amendment No. 5 to Receivables Loan and Servicing Agreement, dated as of June 20, 2025, by and among NRG Retail LLC, as Servicer, NRG Receivables LLC, as Borrower, NRG Energy, Inc., as Performance Guarantor, the Conduit Lenders, Committed Lenders, Facility Agents and LC Issuers party thereto, and Royal Bank of Canada, as administrative Agent, and attached thereto a clean, conformed copy of the Receivables Loan and Servicing Agreement.	Incorporated herein by reference to Exhibit 10.3 to the Registrant's quarterly report on Form 10-Q filed on August 6, 2025.

10.33	Equity Contribution Agreement and Guaranty, dated September 26, 2025, among NRG Energy, Inc., Cedar Bayou 5 Holdings LLC, NRG Cedar Bayou 5 LLC, Public Utility Commissioner of Texas, and Wilmington Trust, National Association, as administrative agent and collateral agent. **	Incorporated herein by reference to Exhibit 10.1 to the Registrant's quarterly report on Form 10-Q filed on November 6, 2025.
10.34	Credit Agreement, dated September 26, 2025, among NRG Cedar Bayou 5 LLC, Public Utility Commissioner of Texas, and Wilmington Trust, National Association, as administrative agent and collateral agent.* *	Incorporated herein by reference to Exhibit 10.2 to the Registrant's quarterly report on Form 10-Q filed on November 6, 2025.
10.35	Joinder Agreement, dated as of June 21, 2024, by Direct Energy Services, LLC, as an additional originator and consented to by NRG Receivables LLC, as Borrower, NRG Retail LLC, as Servicer, and Royal Bank of Canada, as administrative agent, to the Receivables Sale Agreement, dated as of September 22, 2020, among the Originators from time to time parties thereto, NRG Retail LLC, as Servicer, and NRG Receivables LLC.	Incorporated herein by reference to Exhibit 10.2 to the Registrant's current report on Form 8-K filed on June 24, 2024.
10.36	Facility Agreement, dated August 29, 2023, among NRG Energy, Inc., the guarantors party thereto, Alexander Funding Trust II and Deutsche Bank Trust Company Americas, as the notes trustee	Incorporated herein by reference to Exhibit 4.1 to the Registrant's current report on Form 8-K filed on August 29, 2023.
10.37	Letter of Credit Facility Agreement, dated August 29, 2023, among NRG Energy, Inc., the financial institutions from time to time party thereto as letter of credit issuers, and Deutsche Bank Trust Company Americas, as administrative agent and as collateral agent	Incorporated herein by reference to Exhibit 4.2 to the Registrant's current report on Form 8-K filed on August 29, 2023.
10.38	Amended and Restated Declaration of Trust of Alexander Funding Trust II, dated August 29, 2023, among NRG Energy, Inc. as depositor and in its own capacity, Deutsche Bank Trust Company Americas, as trustee, and Deutsche Bank Trust Company Delaware, as Delaware trustee	Incorporated herein by reference to Exhibit 4.3 to the Registrant's current report on Form 8-K filed on August 29, 2023.
10.39†	Consent and Indemnity Agreement, dated as of February 6, 2018, by and among NRG Energy, Inc., NRG Repowering Holdings LLC, NRG Yield, Inc., and GIP III Zephyr Acquisition Partners, L.P., and NRG Yield Operating LLC (solely with respect to Sections E.5, E.6 and G.12).	Incorporated herein by reference to Exhibit 10.34 to NRG Yield, Inc.'s Annual Report on Form 10-K filed on March 1, 2018.
19.1	Insider Trading Policy	Filed herewith.
21.1	Subsidiaries of NRG Energy, Inc.	Filed herewith.
22.1	List of Guarantor Subsidiaries	Filed herewith.
23.1	Consent of KPMG LLP.	Filed herewith.
24.1	Power of Attorney	Included on signature page
31.1	Rule 13a-14(a)/15d-14(a) certification of Lawrence Coben	Filed herewith.
31.2	Rule 13a-14(a)/15d-14(a) certification of Woo-Sung Chung	Filed herewith.
31.3	Rule 13a-14(a)/15d-14(a) certification of G. Alfred Spencer	Filed herewith.
32	Section 1350 Certification.	Furnished herewith.
95.1	Mine Safety Disclosure	Filed herewith.
97	NRG Energy, Inc. Clawback Policy	Incorporated herein by reference to Exhibit 97 to the Registrant's annual report on Form 10-K filed on February 28, 2024.
101 INS	Inline XBRL Instance Document.	The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101 SCH	Inline XBRL Taxonomy Extension Schema.	Filed herewith.
101 CAL	Inline XBRL Taxonomy Extension Calculation Linkbase.	Filed herewith.
101 DEF	Inline XBRL Taxonomy Extension Definition Linkbase.	Filed herewith.
101 LAB	Inline XBRL Taxonomy Extension Label Linkbase.	Filed herewith.
101 PRE	Inline XBRL Taxonomy Extension Presentation Linkbase.	Filed herewith.
104	Cover Page Interactive Data File (the cover page interactive data file does not appear in Exhibit 104 because it's Inline XBRL tags are embedded within the Inline XBRL document).	Filed herewith.

*	Exhibit relates to compensation arrangements.
**	The Schedules and exhibits have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S K. A copy of any omitted schedule or exhibit will be furnished to the Securities and Exchange Commission upon request.
†	Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.
^	This filing excludes schedules pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementary to the Securities and Exchange Commission upon request by the Commission.
‡	Portions of this exhibit have been excluded because they are both not material and would likely cause competitive harm to the registrant if publicly disclosed. Information that has been omitted has been noted in this document with a placeholder identified by the mark "[***]".

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NRG ENERGY, INC.
(Registrant)

By: /s/ LAWRENCE S. COBEN

Lawrence S. Coben
Chief Executive Officer

Date: February 24, 2026

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Brian E. Curci and Christine A. Zoino, each or any of them, such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this report on Form 10-K, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed by the following persons on behalf of the registrant in the capacities indicated on February 24, 2026.

Signature	Title	Date
/s/ LAWRENCE S. COBEN Lawrence S. Coben	Chief Executive Officer and Director (Principal Executive Officer, Chair of the Board)	February 24, 2026
/s/ WOO-SUNG CHUNG Woo-Sung Chung	Chief Financial Officer (Principal Financial Officer)	February 24, 2026
/s/ G. ALFRED SPENCER G. Alfred Spencer	Chief Accounting Officer (Principal Accounting Officer)	February 24, 2026
/s/ E. SPENCER ABRAHAM E. Spencer Abraham	Director	February 24, 2026
/s/ ANTONIO CARRILLO Antonio Carrillo	Director	February 24, 2026
/s/ MATTHEW CARTER, JR. Matthew Carter, Jr.	Director	February 24, 2026
/s/ HEATHER COX Heather Cox	Director	February 24, 2026
/s/ ELISABETH B. DONOHUE Elisabeth B. Donohue	Director	February 24, 2026
/s/ MARWAN FAWAZ Marwan Fawaz	Director	February 24, 2026
/s/ SANJAY KAPOOR Sanjay Kapoor	Director	February 24, 2026
/s/ ALEX POURBAIX Alex Pourbaix	Director	February 24, 2026
/s/ ALEXANDRA PRUNER Alexandra Pruner	Director	February 24, 2026
/s/ MARCIE C. ZLOTNIK Marcie C. Zlotnik	Director	February 24, 2026

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NRG Energy, Inc.

1301 McKinney Street
Houston, TX 77010

713.537.3000

nrg.com